10/16

06017710

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC MMC Norilsk Nickel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 04270

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 10/26/06

2005 · ANNUAL REPORT ·

NORILSK NICKEL

OJSC
MMC Norilsk Nickel

12-31-05 82-04270
AR/S

Pd

Au

Cu

Co

Ag

Au

2005 ANNUAL REPORT NORILSK NICKEL

CONTENTS

OVERVIEW OF OJSC MMC NORILSK NICKEL INCLUDING ITS GOLD MINING ASSETS

Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel ("MMC Norilsk Nickel" or the "Company") and its subsidiaries (the "Norilsk Nickel Group" or the "Group") is the leading producer of nickel and palladium, one of the largest producers of platinum and one of the top ten producers of copper in the world. In addition to this, the Group produces a variety of by-products, such as cobalt, rhodium, silver, gold, tellurium, selenium, iridium and ruthenium.

The Norilsk Nickel Group is involved in prospecting, exploration, extraction, refining and metallurgical processing of minerals and production, marketing and sale of base and precious metals.

The main structural units of the Group are:

- the Polar Branch ("Taimyr Peninsula"), which is located above the Polar Circle, on the 69th parallel, its entities are connected with the other regions of the Russian Federation via the Yenisei river and the Northern Sea Route, as well as by air;
- OJSC Kola Mining and Metallurgical Company ("Kola Peninsula"), which is located in the Kola Peninsula and is the largest industrial producer in the Murmansk region; and
- Stillwater Mining Company ("Stillwater"), which is located in Montana, in the United States of America, and is the only producer of platinum group metals ("PGM") in the US. The Group acquired a 55.4% interest in 2003.

Starting in 2003, the Group has actively acquired gold mining assets, which resulted in the creation of the largest Russian gold mining company, being one of the top 15 gold producers globally. To maximize shareholder value, the Group decided to spin off the gold mining assets in 2005. As part of the Norilsk Nickel reorganization, through the spin-off of the gold mining assets, a new company Open Joint Stock Company Polyus Gold, was incorporated on 17 March 2006, with its shares being distributed between the existing shareholders of MMC Norilsk Nickel in a ratio pro rata to their interests in the MMC Norilsk Nickel as at 1 January 2006. During the spin-off, Polyus Gold received 100% of the shares in Close Joint Stock Company Polus ("Polus"), which consolidates all the gold mining assets of the Group, and a cash consideration of USD 360 million (RUR 10 billion).

Polyus Gold is the leading Russian gold producer ranking among the largest global gold mining companies in the world, by its mineral resource base and production volumes. The mining asset portfolio of Polyus Gold includes hard rock and alluvial gold deposits in the Krasnoyarsk, Irkutsk, Magadan and Amur regions and the Republic of Sakha (Yakutia) where the company prospects and mines gold.

Due to the fact that the spin-off of the gold mining assets of the Group actually took place in 2006, this Annual Report presents separately the performance for:

- MMC Norilsk Nickel not including the gold mining assets (Polus); and
- the gold mining assets of MMC Norilsk Nickel (Polus).

∞ Mission

MMC Norilsk Nickel aims to strengthen its leadership in the global mining and metals industry and the role of a responsible producer and supplier of base and precious metals through:

- effective use of unique mineral resources and management of operating costs;
- growth in exploration and development of world-class mineral deposits;
- support of sustainable development in the regions in which the Group operates.

∞ Strategic objectives

Effective use of unique mineral resources and management of operating costs:

- effective use of the mineral resources and optimized capacity utilization of the Group's mining and processing entities;
- modernization of production facilities in ore beneficiation and metallurgy in order to ensure the most effective processing of mined ore and better metals recovery;
- sustaining the stable level of costs, based on strong skills of continuous improvement in operations, development and implementation of effective technical solutions;
- strengthening independence in terms of secure supply of low-cost services and resources, including energy supply, transportation and logistics services;
- further improvements in corporate governance through restructuring of assets and optimization of management processes.

Growth in exploration and development of world-class mineral deposits:

- active participation in prospecting, geological investigation and exploration of new promising world-class mineral deposits both in Russia and abroad;
- creation of strategic alliances, leveraging best practices in exploration, mining and production of base and precious metals;
- search for growth opportunities for the existing business through strategic acquisitions and establishing partnerships in prospective sectors of the mining industry.

Support of stable development in the regions in which the Group operates:

- personnel development, creating a proper environment for growth of highly skilled professionals, ensuring safe labor environment, competitive staff remuneration and social benefits in accordance with the scope and quality of their work;
- compliance with both Russian and international environmental standards, implementation of new technologies allowing to comply with the limitations imposed on pollutant emissions, implementation of socially advantageous environmental protection projects on a regional, national and international level;
- implementation of projects in social and economic development of communities in cooperation with the regional and municipal authorities.

The Group's operating highlights as of 31 December

('000 tonnes or as noted)

	2005			2004			2003		
	Group	Group without gold mining assets	Gold mining assets(1)	Group	Group without gold mining assets	Gold mining assets(1)	Group	Group without gold mining assets	Gold mining assets(1)
Production volume									
Norilsk Nickel									
Nickel(2)	243	243	–	243	243	–	239	239	–
Copper(2)	452	452	–	447	447	–	451	451	–
Palladium ('000 ounces)(3, 4)	3,133	3,133	–	–	–	–	–	–	–
Platinum ('000 ounces)(3, 4)	751	751	–	–	–	–	–	–	–
Gold ('000 ounces)(3)	1,189	151	1,038	1,220	135	1,085	968	136	832
Stillwater									
Palladium ('000 ounces)(5)	428	428	–	439	439	–	226	226	–
Platinum ('000 ounces)(5)	126	126	–	130	130	–	67	67	–
Sales volume									
Norilsk Nickel									
Nickel(6)	244	244	–	250	250	–	308(7)	308(7)	–
Copper	450	450	–	451	451	–	467	467	–
Palladium ('000 ounces)(4)	3,231	3,231	–	–	–	–	–	–	–
Platinum ('000 ounces)(4)	758	758	–	–	–	–	–	–	–
Gold ('000 ounces)	1,200	162	1,049	1,221	135	1,086	941	147	794
Stillwater									
Palladium ('000 ounces)(5)	933(8)	933(8)	–	850(8)	850(8)	–	223	223	–
Platinum ('000 ounces)(5)	216	216	–	202	202	–	64	64	–

Notes:

(1) More detailed information on production and sales volumes of gold is available in Section 9 of the Annual Report.

(2) Includes production by the entities of Norilsk Nickel Group from purchased materials, particularly of nickel: in 2005 – 0 tonnes, in 2004 – 2,000 tonnes, and in 2003 – 1,000 tonnes; of copper: in 2005 – 26,000 tonnes, in 2004 – 35,000 tonnes, and in 2003 – 49,000 tonnes.

(3) Hereinafter in the Annual Report the unit of measurement for precious metals, including platinum, palladium and gold is a troy ounce.

(4) Production or, as noted, sales of platinum group metals produced by Norilsk Nickel Group within the Russian Federation. Until 2005 the information on the sales of PGM produced by Norilsk Nickel Group in Russia was subject to state secrecy legislation. As a result of changes to the legislation and other regulatory acts on state secrecy made in 2005, the Norilsk Nickel Group is now allowed to disclose both current information on PGM and information on past periods beginning from 18 February 2004. Information on the periods before that date remains secret.

(5) These figures represent the production or sales volumes, as indicated, of Stillwater Mining Company from the date of acquisition by MMC Norilsk Nickel of 50.5% of ownership in Stillwater Mining Company on 23 June 2003 until 31 December 2003. After the additional acquisition of 4.9% of ownership in the third quarter of 2003 the share of MMC Norilsk Nickel increased to 55.4% of the company's share capital. The production volumes of Stillwater for the year ended 31 December 2003 were 450,000 ounces of palladium and 134,000 ounces of platinum, the sales volumes were 464,000 ounces of palladium and 149,000 ounces of platinum.

(6) The indicated sales volumes omit the sales of metals purchased from third parties.

(7) This includes 60,000 tonnes of nickel sold from inventories pledged as security for a syndicated loan from banks.

(8) Including sale of palladium transferred by MMC Norilsk Nickel to Stillwater Mining Company as consideration for shares purchased in 2003 (total 877,000 ounces of palladium were transferred): in 2005 – 439,000 ounces, in 2004 – 375,000 ounces.

Consolidated IFRS financial highlights of the Group as at 31 December(1)

(US dollars million or as noted)

	2005		2004		2003	
	Group without gold mining assets	Gold mining assets(2)	Group without gold mining assets	Gold mining assets(2)	Group without gold mining assets	Gold mining assets(2)
Metal sales revenue	7,169	473	6,591	442	4,897	299
Gross profit on metal sales	4,175	207	3,653	207	2,136	192
Net profit attributable to ordinary shareholders	2,352	115	1,857	10	741	120
Cash and cash equivalents	922	28	1,346	13	950	4
Investments in securities and other financial assets	690	4	1,407	3	162	–
Capital construction-in-progress	1,184	107	1,208	62	1,119	31
Buildings, structures and utilities	5,961	965	6,644	516	5,801	216
Total assets	14,730	3,573	13,632	1,138	10,793	409
Short-term borrowings	357	26	552	36	438	–
Long-term borrowings	635	5	657	9	169	–
Share capital and reserves	11,397	3,106	10,643	943	8,172	339
Total liabilities	3,333	467	2,989	195	2,621	69

Notes:

(1) The consolidated annual financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS include standards and interpretations approved by the International Accounting Standards Board ("IASB"), including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Financial statements of the Group without the gold mining assets (CJSC Polus) and gold mining assets (CJSC Polus) are to provide to the shareholders of the Norilsk Nickel Group illustrative financial highlights for the spin-off of the gold mining assets (CJSC Polus) from the Norilsk Nickel Group. Loans and promissory notes issued by the entities in the Group and intra-group transactions affecting the income statement were excluded when preparing these consolidated financial statements of the Group. However, these balances and transactions will be recognized in the preparation of the stand-alone financial statements of the specific companies.

(2) More detailed information on the financial results of gold mining assets is available in Section 9 of the Annual Report.

The Group's IFRS revenue distribution by metal in 2005[1]


Platinum
12%
Gold
1%
Palladium
13%
Nickel
51%
Copper
23%

The Group's IFRS revenue distribution by geographical markets in 2005[1]


North America
15%
Asia
13%
Europe
63%
Russia
9%

The Group's IFRS revenue dynamics

(US dollars million)


8,000
6,000
4,000
2,000
0
$4,382
$3,094
$5,196
$6,591(1)
$7,169(1)
2001
2002
2003
2004
2005

The Group's IFRS profit for the year

(US dollars million)


2,500
2,000
1,500
1,000
500
0
$411
$315
$885
$1,857
$2,352
2001
2002
2003
2004
2005

Note:

(1) Due to the spin-off of gold mining assets in 2006, the Group's revenues in 2005 and 2004 are indicated net of revenues of CJSC Polus for the respective years. Revenues of CJSC Polus in 2005 totaled USD 473 million and in 2004 – USD 442 million.

Volume of nickel production

('000 tonnes)


300
250
200
150
100
50
0
223
218
239
243
243
2001
2002
2003
2004
2005

Volume of copper production

('000 tonnes)


500
400
300
200
100
0
471
450
451
447
452
2001
2002
2003
2004
2005

Volume of PGM production in 2005

('000 ounces)(1)


Platinum
751
126
877
Palladium
3,133
428
3,561
0
1,000
2,000
3,000
4,000
MMC Norilsk Nickel
Stillwater Mining Company

Volume of gold production

('000 ounces)(2)


132
210
968
1,220
1,189
1,200
900
600
300
0
132
84
126
136
832
1,085
135
1,038
151
2001
2002
2003
2004
2005
MMC Norilsk Nickel
Gold mining assets (Polus)

Notes:

(1) Until 2005 the information on the sales of PGM produced by Norilsk Nickel Group in Russia was subject to state secrecy legislation. As a result of changes to the legislation and other regulatory acts on state secrecy made during 2005, the Norilsk Nickel Group is now allowed to disclose both current information on PGM and information on past periods beginning from 18 February 2004. Information on the periods before that date remains secret.

(2) The data for 2002 include the production of 84,000 ounces by CJSC Polus from the date of the company's acquisition on 1 November 2002 to 31 December 2002. The production volume of Polus for the year ended 31 December 2002 was 807,000 ounces of gold. The data for 2004 include the production by Matrosov Mine and Lenzoloto of 8,000 and 257,000 ounces, respectively, from the acquisition date of these companies on 6 April 2004 to 31 December 2004. The production volume of Matrosov Mine in 2004 was 14,000 ounces, of Lenzoloto – 258,000 ounces.



Dear Shareholders,

We are pleased to inform you that in 2005 MMC Norilsk Nickel again demonstrated impressive growth. The market capitalization of the Group grew to USD 20 billion. The results of the past years represent clear evidence of the positive development dynamics of the Group.

The increase in the Group's market capitalization resulted from the sustained strong demand for metals produced by the Group and the successful achievement of strategic objectives set by management.

In 2005, we actively developed our existing production base, reduced costs, and improved reliability of energy supplies and transportation links. We continued to mitigate the environmental impact of our operations. In 2005, the Group achieved a new, higher level of transparency and disclosure of its operations.

Results for the year – financial growth

During 2005, the situation in the base and precious metals markets remained favorable. The decisive factors that influenced the world prices for the main products of MMC Norilsk Nickel last year were:

- continued growth in China;
- situation in the metal markets of major developed economies;
- increased impact on the metal markets of the operations conducted by international investment trusts.

As a result of a combination of the above-mentioned factors the average annual metal prices for almost all the Group's products continued to grow. The average annual metal prices increased during 2005 from 2004 as follows: copper by 29% (USD 3,684 per tonne), nickel by 6% (USD 14,733 per tonne), and platinum by 6% (USD 897 per ounce). In 2005, nickel and copper prices hit a many years high, and platinum prices hit historic record.

During 2005, revenues from metal sales, which totaled USD 7,169 million, represented a 9% increase from 2004.

Favorable situation in the metal markets, extension of the sales geography and focus on end-customers enabled the Group to have a revenue increase for all metals of USD 578 million, of which USD 489 million (85%) was for base metals, and USD 89 million (15%) for PGMs and gold.

The main reason for revenue growth in 2005 was the increase of the average annual sales prices for all metals sold by the Group, except for palladium.

Revenue from nickel sales increased by 3% from USD 3,564 million in 2004 to USD 3,674 million in 2005. In 2005, the decrease in the physical volume of nickel sales (not including sales of refined metals purchased from third parties) by 2% (6,000 tonnes) to 244,000 tonnes as compared to 2004 was offset by an increase in the average annual nickel export price by 3% – from USD 14,121 per tonne in 2004 to USD 14,560 in 2005.

During 2005, the physical volume of copper sales amounted to 450,000 tonnes, which nearly corresponds to the level of sales in 2004. Due to a significant growth in average annual copper export price of 30% – from USD 2,820 per tonne in 2004 to USD 3,652 per tonne in 2005, the revenue from copper sales grew by 30% and reached USD 1,644 million in 2005 as compared to USD 1,265 million in 2004.

Palladium sales decreased by 9% from USD 1,005 million in 2004 to USD 914 million in 2005. The main contributing factor for the palladium sales decrease is the decline in the average annual palladium export price from 2004. Palladium sales without Stillwater Mining Company decreased by 9% from USD 725 million in 2004 to USD 661 million in 2005. In physical terms, sales of palladium produced by the Group in Russia amounted to 3,231,000 ounces in 2005. In 2005 Stillwater Mining Company sold 933,000 ounces of palladium, including 439,000 ounces of palladium received from the Group in 2003.

Until 2005 the information on the sales of PGM produced by Norilsk Nickel Group in Russia was subject to state secrecy legislation. As a result of changes in the legislation on state secrecy made during 2005, the Norilsk Nickel Group is now allowed to disclose both current information on PGM, and information on past periods beginning from 18 February 2004. Information on the periods before that date remains secret.

Platinum sales increased by 22% from USD 706 million in 2004 to USD 864 million in 2005. Sales of platinum produced by the Group in Russia increased by 27% from USD 539 million in 2004 to USD 683 million in 2005. The increase is explained mainly by the increase in the average annual platinum export price. In physical terms, platinum sales amounted to 758,000 ounces in 2005. During 2005 platinum sales by Stillwater Mining Company amounted to 216,000 ounces.

During 2005, the cost of sales grew by 2% from USD 2,938 million in 2004 to USD 2,994 million in 2005. In 2005, cash operating costs increased by 9% and amounted to USD 2,480 million as opposed to USD 2,275 million in 2004. Key reasons for the growth of cash operating costs in 2005 included:

- increase of cash operating costs by USD 44 million due to appreciation of the Russian ruble ("RUR") against the US dollar ("USD"), which amounted to 2% based on the average annual exchange rate;
- increase of the actual cash operating costs by USD 139 million; and
- the increase of cash operating costs was offset by the amount of increase in revenue generated from the sale of by-products of USD 22 million.

Whereas revenues only grew by 9% in 2005 as compared to 2004, profit for the year increased by 27% from USD 1,857 million in 2004 to USD 2,352 million in 2005.

Disclosures

After several years of joint focused work with the Russian Government, relevant changes were made to the law On State Secret in March 2005 enabling MMC Norilsk Nickel to disclose the reserves, production, sales and consumption of PGMs.

Due to these amendments, the Group was able to disclose for the first time the quarterly results of palladium and platinum production in 2005. In February 2006, for the first time in its history, MMC Norilsk Nickel disclosed information on PGM grades of the mineral resources and ore reserves developed by the Group prepared in accordance with the JORC Code by an independent international consultant. The data on the metal grades of the ore reserves in the deposits present evidence of a good competitive position and the long-term sufficiency of the Group's resource base.

Management system reform

In 2005, the Group continued to create a management structure meeting today's requirements of a large international company. The Group completed the first stage of the reform, having created industry streams and professional service functions that will be providing centralized services common to all industry streams.

The management structure reform will help to streamline the asset structure, assign specific managers to industry streams with authority and personal responsibility for the particular results, and improve the Group's overall management flexibility. The management hierarchy will be downsized and the industry personnel will be refocused on profitability and cost reduction. In accordance with the plan, the reform is to be completed by 2010.

Assignment of investment credit rating

To improve our positions in the financial markets, reduce the cost of borrowings and enhance the financial policy flexibility, the Group was the first among Russian companies to obtain an investment grade credit rating – a long-term BBB– credit rating in foreign currency – from the international rating agency Fitch Ratings Limited in December 2005. In August 2005, Standard & Poor's raised the long-term credit rating of the Group from BB to BB+. MMC Norilsk Nickel holds the leading position amongst Russian non-government public companies by the total value of its credit ratings.

○ Improving security of energy supplies

Operating under extreme conditions in the Taimyr Peninsula above the Arctic circle, we are continuously committed to ensure our own stable and reliable energy supplies and secure transportation links.

From the fourth quarter of 2005 all the electric power is supplied to the Taimyr Peninsula by OJSC Norilsk-Taimyr Energy Company ("OJSC NTEC") incorporated by MMC Norilsk Nickel (51% ownership) jointly with RAO UES of Russia (49% ownership).

The main objective of establishing OJSC NTEC is to secure reliable energy supplies to the Norilsk industrial district and to optimize electric power costs.

As part of the Group's secure power supplies policy, in 2005 the Group took the decision and increased its share in RAO UES of Russia to 3.52% of the share capital of the energy giant.

Today MMC Norilsk Nickel is one of the major players in the Russian electric power industry. In addition to the share in RAO UES of Russia, the Group owns 25.7% in OJSC Krasnoyarskenergo, 24.87% in OJSC Kolenergo, and 51% in OJSC NTEC.

Following the reorganization of Kolenergo and Krasnoyarskenergo through the spin-off of a number of specialized companies, the Group received shares in each of the spun-off companies proportionate to its original participation in Kolenergo and Krasnoyarskenergo, respectively.

○ Improving security of transportation

As part of the concept for the creation of an optimized transportation system for the Group ensuring reliability of transportation of cargoes via the North Sea Route by the proprietary ice breakers, in December 2005 the first ice reinforcement container ship built by the Finnish shipbuilder Aker Finnyards was put afloat in Helsinki during a festive ceremony receiving the name Norilsk Nickel.

This ship equipped with a diesel electric power plant is intended to sail for most of the year without icebreaker assistance and is able to guarantee the transportation of the Group's cargo via the North Sea Route for many years. The Group received the ship in April 2006. In accordance with its transportation strategy, the Group's intention is to have up to five similar ships built up by the middle of 2008.

○ Environmental matters

We are committed to mitigate the environmental impact of our operations.

MMC Norilsk Nickel has developed and is implementing a program of atmospheric emission reduction. In the Taimyr Peninsula it is planned to:

- close down the sintering and smelting shops of the Nickel Plant;
- enhance sulfur reclamation facilities;
- reconstruct the technological lines of the Nadezhda Metallurgical Plant with capital repairs of the gas purification systems and construction of plants for sulfur reclamation from gas emissions;
- increase efficiency of dust and gas purification systems; and
- take other measures.

In accordance with the program, two projects have already been successfully completed in 2004–2005 at the Copper Plant and the Nadezhda Metallurgical Plant. The key results of the program planned to be completed by 2015 will be the significant optimization of production processes and reduction of pollutant emission.

In November 2005, at the Russian national conference New Government Environmental Policy in the Real Sector of the Economy MMC Norilsk Nickel was awarded an honorary diploma as the Leader in environment protection activities. For the extensive contribution to the development and implementation of environment protection projects the Taimyr Peninsula was awarded a Diploma by the Federal Service for Environmental, Technological and Atomic Supervision.

In December 2005, MMC Norilsk Nickel received certificates in compliance for its developed and implemented Integrated System of quality and environmental management with the requirements of ISO 9001:2000 and ISO 14001:2004 in the area "Production and project management, sales and supplies of products". Thus, the Group has obtained recognition of compliance with international standards for its operations in these areas. In the future, the Group plans to obtain recognition for its integrated quality and environmental management system by the American National Accreditation Board (ANAB) in the USA, extend the areas of certification and implement other international standards (ISO 17025, OHSAS 18001, SA 8000, AA 1000 and others).

Payment of dividends

Given the favorable situation in the global metal markets and the good interim results achieved in 2005 the Board of Directors continued the practice of paying interim dividends. Based on a recommendation by the Board of Directors the Extraordinary General Meeting of Shareholders on 30 December 2005 approved the distribution of an interim dividend for 9 months ended 30 September 2005 of RUR 43 (USD 1.49) per ordinary share for a total of RUR 8.7 billion (approximately USD 304 million). The interim dividend was paid in February 2006.

The Board of Directors has also proposed to the Annual General Meeting of Shareholders scheduled for 29 June 2006 to approve dividends for 2005 in the amount of RUR 18.9 billion (approximately USD 682 million) or RUR 96.49 (USD 3.47) per ordinary share based on the Group's financial results in 2005.

Thus, taking into account the dividends previously paid for the 9 months of 2005, the additional dividends for 2005 will amount to RUR 10.2 billion (approximately USD 378 million) or RUR 53.49 (USD 1.98) per ordinary share of the Company.

Additional share swap

As a result of the Company's restructuring in 2001–2002 over 3.2 million ordinary shares of RAO Norilsk Nickel owned mainly by retired employees of the Norilsk Combine were not exchanged for shares of MMC Norilsk Nickel. Acknowledging the merits of these shareholders and their contribution to the development of the Company the Board of Directors approved, in July 2005, an additional, fourth swap of RAO Norilsk Nickel shares for MMC Norilsk Nickel shares for all shareholders which did not exchange their shares during the previous three swap offers during 2001 – 2004.

201,452 shares were exchanged by 30 May 2006 as a result of a 12 month share swap program launched on 1 August 2005. Treasury shares of MMC Norilsk Nickel held by the Group's balance sheet were used in the swap.

Buy-back of shares and a decrease in the issued share capital

Following a redemption of shares purchased by the Group in the period from December 2004 to February 2005 and bought back from shareholders in November 2005 to December 2005 due to the reorganization of MMC Norilsk Nickel in the form of spin-off of Polus, the Extraordinary General Meeting of Shareholders of 17 February 2006 decided to decrease the share capital by 23,278,137 shares to 190,627,747 ordinary shares with a par value of RUR 1 each. The average purchase/buy-back price was RUR 1,761 per share.

Social policies

In 2005, the Group continued its sustainable social development, which included growth of employees' salaries in accordance with productivity increases, professional development, as well as optimization of the number and structure of personnel.

MMC Norilsk Nickel won the Russian national competition "Russian Organization of High Social Efficiency" in the Personnel Development nomination in March 2005, and in the "Personnel Development" nomination in February 2006. These awards reflect the recognition by the government and the community of the success of the Group and its employees.

In 2005, the Group started the publication of its Social Report in accordance with international standards with a view to inform the shareholders and other interested parties of the Group's contribution to the development of the community at different levels and improvement of the personnel and social policy management efficiencies in close conjunction with the business development strategy. The issuing of the Social Reports is an important element of strengthening the reputation of MMC Norilsk Nickel aspiring to become the global leader in the mining industry.

In December 2005, MMC Norilsk Nickel signed the Social Charter of the Russian Business, which confirms the Group's intention to continue pursuing pro-active policies in the economic, social and environmental areas in the interests of the overall society.

On behalf of the management, I would like to thank all staff for their conscientious work and all the shareholders and investors for the confidence they demonstrate. I am absolutely sure that the joint and harmonious work of all staff and loyal shareholder support will enable us to continue strengthening our positions among the leaders of the global mining industry in 2006. I am also convinced that the successful implementation of our strategic plans will ensure effective operation of the Group and further growth of its shareholder value.

Mikhail D. Prokhorov
General Director
Chairman of the Management Board

Moscow
30 May 2006



Dear Shareholders,

The year 2005 will undoubtedly be an important milestone in the history of MMC Norilsk Nickel. This year we actually completed the consolidation of the Group's gold mining assets in Polus and the main stages of the spin-off of these assets from the Group. The Group's market capitalization grew to USD 20 billion, which is the highest in the history of the Group's existence. This, apart from high metal prices, also reflects the correctness and timeliness of the decisions to create, develop and spin-off the gold mining business into a separate company. We are glad that we were able to meet the expectations of our shareholders in selecting and realizing the right business development model.

In 2005, the Group also demonstrated good financial performance and achieved considerable success in increasing the transparency of operations and improving corporate governance.

Spin-off of the gold mining business

Throughout the last year the Company's Board of Directors worked closely with management to spin-off the gold mining assets. The Company made every effort to make the process as transparent and understandable as possible both for our shareholders and the investment community. We created a special section on the Group's web site, which contained all the information on the reorganization. In addition, an Information Memorandum about the reorganization was issued for the shareholders and investors. This document pioneered the Russian public company reorganization market and set the new standard of the level and quality of disclosure for companies in Russia.

In August 2005, the Group's Board of Directors recommended that the shareholders approve the spin-off of the gold mining assets, including Polus and its subsidiaries and the 20% investment in Gold Fields, into a new company, OJSC Polyus Gold.

In September 2005, at an Extraordinary General Meeting of Shareholders, the Shareholders decided to reorganize MMC Norilsk Nickel through a spin-off into a new company Polyus Gold and to transfer the respective gold mining assets of the Group to this company plus a cash consideration of USD 360 million (RUR 10 billion).

A number of shareholders that did not participate in the Extraordinary General Meeting which dealt with the reorganization, or who voted against the reorganization, demanded a buyout of their shares in accordance with the effective legislation. A total of 10,799,433 shares were bought out in connection with the reorganization.

Capitalizing on the favorable market situation, in early March 2006, Jenington International Inc., a subsidiary of Polus, sold its 20% ownership in Gold Fields Limited (South Africa), a gold producer developing gold deposits in South Africa and Australia. The shares were sold at USD 20.50 per share (in 2004 the acquisition price was at USD 11.79 per share). Proceeds from the sale of these shares are planned to be used for various corporate projects, including the development of the extensive resource base of Polyus Gold inside the Russian Federation.

The Organizational General Meeting of Polyus Gold shareholders took place on 3 March 2006. The shareholders of the new company elected the Board of Directors, the General Director, approved the Charter of Polyus Gold and passed a number of other important resolutions.

The creation of OJSC Polyus Gold was recorded in the Unified State Register of Legal Entities on 17 March 2006. The shares were distributed between the shareholders of MMC Norilsk Nickel pro rata to their interests in the Company as at 1 January 2006. Thus, as a result of the spin-off a new major global gold mining company was created with significant potential for further growth.

On 27 April 2006, the Russian Federal Service on Financial Markets registered the issue of shares by Polyus Gold. In May 2006, Polyus Gold shares started to be traded on the Russian Trading System (RTS) and the Moscow International Currency Exchange (MICEX).

Strategic development

During the year under review, the main direction of the Group's strategic development was in the exploration for nickel, copper and gold in all the territories of the Russian Federation. Geological exploration was conducted with the following objectives:

- replenishment of base metal reserves;
- prospecting for new deposits in order to diversify and increase the resource potential of the Group, which ultimately should lead to the increase of the Group's shareholder value.

As part of this strategy, throughout 2005 the Group looked for an international strategic partner in geologic exploration and the development of major deposits. A strategic partnership interests MMC Norilsk Nickel both from the standpoint of:

- sharing the financial and operating risks of developing major deposits; and
- adopting international experience in working with new technologies and mineral resources.

As a result of this search in January 2006 an agreement on cooperation was signed with Rio Tinto, one of the largest global mining companies and a joint venture (JV) was created. Rio Tinto was chosen to be a partner because of its extensive experience in world class deposit development.

The JV will focus on the geologic exploration and subsequent development of deposits in two Russian federal districts: the Siberian and the Far-Eastern districts. In accordance with the agreement, MMC Norilsk Nickel has a 51% share and Rio Tinto a 49% share in the JV. The experience of the Group in Russia and the international experience of Rio Tinto will form the foundation upon which an unparalleled base for the geologic exploration and development of Russian mineral deposits will be built.

Corporate governance improvement

The Group also seeks to achieve maximum transparency of its operations and ensure equal and timely access to information disclosed for its shareholders and investors.

In accordance with global corporate governance practices and the recommendations of the FCSM Code of Corporate Governance, independent directors are elected to the Board of Directors of MMC Norilsk Nickel since 2002. The criteria for the determination of independence of Directors are included in the Company's Charter. In 2005, members of the Board included four independent directors (the Company uses the most conservative independence criteria for its directors).

In 2005, the Audit Committee of the Board of Directors, created at the end of 2004, started its work aimed at assisting the Board of Directors in supervising the financial and operating activities through the preliminary consideration of issues and the preparation of respective recommendations to the Board of Directors. In particular, the competence of the Committee includes:

- Group's interaction with the external auditors;
- consideration and analysis of its consolidated financial statements;
- assessment of the efficiency of internal control;
- assistance for the effective operation of internal controls.

In accordance with international corporate governance practices, the Audit Committee may include only independent and non-executive members of the Board of Directors, and only an independent director may be elected as its chair. During the reporting period the Committee was chaired by the independent director Guy de Selliers. Apart from him, the committee included independent director Kirill Ugolnikov and non-executive director Andrey Bugrov.

On behalf of the Board of Directors of MMC Norilsk Nickel and myself, I would like to thank the Group's employees for the results they have achieved and for their faithful attitude to their work.

I would also like to thank the Group's shareholders for their understanding and support for our initiatives aimed at strengthening MMC Norilsk Nickel's positions both in Russia and abroad.

Andrey A. Klishas
Chairman of the Board of Directors

Moscow
30 May 2006


Cu
Ni
Cu
Ni

Results of 2005	Main tasks for 2006–2007

Effective use of unique mineral resources and management of operating costs

- Implementation of a targeted operating cost reduction program led to a material decrease of costs in 2005, especially with regards to the cost of consumables and maintenance. Polar Division entities started to implement a continuous improvement program aimed at operational efficiency improvement at the level of production sections using the internal resources of the entities.
- Cost of metal sales increased by 2% in 2005; below the inflation rate in the Russian Federation.
- Reconstruction of the Komsomolsky mine started, which is aimed to increase mine output to 4 million tonnes of ore per year.
- The flash smelters modernization program at the Nadezhda Metallurgical Plant started, which will help to increase their overall production capacity and decrease overall cost of nickel concentrate smelting.

- Implementation of the Group's production strategy aimed at streamlining the configuration and modernizing the production facilities. Plans for 2006–2007 include:
  - continue construction of the Skalisty mine, preparing for the mining of new sources of rich ore;
  - improve utilization of production facilities in the Taimyrsky and Komsomolsky mines after the completion of the mines' hoisting facilities reconstruction;
  - start the modernization of the Talnakh enrichment factory to improve concentrates quality;
  - expand smelting facilities at the Nadezhda Metallurgical plant in the Polar Division, to enable closure of sintering and smelting facilities at the Nickel Plant;
  - finish construction of the Severny-Gluboky mine, and modernize the smelting facilities in the Kola Peninsula.
- Further rollout of the operating cost reduction program in order to ensure sustainable competitive advantage for the Group. Implementation of energy saving and non-operating cost reduction programs.
- Continued research and testing in the area of ore enrichment and concentrate quality improvement. Based on results, an optimum ore concentration scheme will be developed with the goal of significant improvement in concentrate quality and reduction of the cost of nickel and copper concentrate smelting.
- Improvement in maintenance planning and performance in order to reduce overall repairs and maintenance costs.
- Restructuring of repair and construction complexes operating on the basis of contractual relations with other industry units; optimization of the fixed and current assets of the repair and construction complexes.
- Improvement of the entities' supply and procurement planning, delivery control and use of resources.

Energy complex

Results of 2005

- OJSC Norilsk-Taimyr Energy Company (NTEC) started operations from October 2005. NTEC was created as an operating company for energy assets of Norilsk Nickel and OJSC Taimyrenergo. Norilsk Nickel's share in NTEC is 51%.

Main tasks for 2006–2007

- Ensuring stability of the energy supply system, optimization and modernization of obsolete production facilities.
- Continued construction of facilities at the Pelyatka gas condensate field in the Taimyr Peninsula that will cover the long-term natural gas needs of the Norilsk Industrial District.
- Geologic survey and design work to construct gas and condensate pipelines along Pelyatka deposit-Dudinka route, and gas condensate and NGL processing plant.

Transportation and logistics stream

Results of 2005

- The first ice reinforcement container ship with a carrying capacity of 14.5 thousand tonnes, and able to pass through heavy ice without icebreaker assistance was built at the Group's order.
- The Murmansk transportation branch was created, including the port and shipping units, to organize the construction and subsequent operation of the cargo terminal in the Murmansk port and to operate the Group's own fleet.
- The decision was taken to construct a cargo terminal in Murmansk with a capacity of up to two million tonnes of cargo per year. It is expected to cover virtually all the Group's transshipment needs. The operating scheme for the new port was developed.

Main tasks for 2006–2007

- Obtain all necessary permits for the first ice reinforcement cargo carrier and put it in operation.
- Making a decision on construction of additional ice reinforcement cargo carriers in accordance with the Group's transportation strategy.
- Technical upgrade of the Dudinka sea port and construction of the new terminal in the Murmansk port in order to form an optimum sea logistics system for the Group.
- Technical modernization of the fleet and completion of the organizational structure redesign of the Yenisei River Shipping Company.
- Implementation of transportation cost cutting programs though optimization of transportation flows, effective cargo handling in ports and optimum tonnage allocation between ships.

Growth in exploration and development of world class mineral deposits

Results of 2005

- Geologic exploration aimed at the replenishment of the resource base of the Taimyr and Kola Peninsulas, as well as the exploration of perspective sites for new copper and nickel ore deposits.

Main tasks for 2006–2007

- Creation of a joint venture with Rio Tinto for geologic research and development of prospective deposits.
- During 2006–2007 the Group will conduct geologic exploration and prepare for the development of the ore deposits in the South-Eastern Siberia and the Far East.
- Feasibility studies and selection of prospective geologic exploration and production properties in Russia and abroad.

Support of stable development in the regions in which the Group operates

Results of 2005

- Modernization of equipment for utilization of sulfur emissions and production of elementary sulfur in the Copper Plant at the Polar Division started.
- Implementation of environmental and quality management system in the Group.
- Implementation of measures to increase safety conditions led to considerable improvement in safety at work statistics.
- Implementation of local community assistance programs.
- Publication of the first Social Report. The Group plans to continue the practice of publishing annual social reports gradually covering all Group entities and aspects of the social policy.

Main tasks for 2006–2007

- Implementation of the program of sulfur emissions reduction in the metallurgic production and gradually reducing atmospheric emission of sulfur in Norilsk.
- Implementation of metallurgical production modernization program in the Kola Peninsula (upgrade of smelting facilities, closure of sintering facilities) to achieve reduction of sulfur emission in the Kola Peninsula.
- Implementation of social investment projects.
- Creation of a vertically integrated industrial safety management structure.


Pd
Ag
IR
Se

Outlined below are the main risk factors that may affect the Group's operations. Risks outlined below may have a significant effect on operations, sales, profits, assets, liquidity and the capital resources of the Group. All estimates and projections presented in this Annual Report should be considered in the context of these risks. In addition, certain risks which at present are regarded as insignificant may eventually become material.

Market risks

Prices for the metals produced by the Group, as well as global demand, depend largely on the growth rate of the global economy. There are a number of factors affecting metal prices which are beyond the control of the Group, including:

- economic and political situation in the world and in specific regions;
- global and regional supply and demand expectations;
- purchase or sale of surface stock by central banks and other large holders;
- use of new technologies;
- issued regulations and actions of the Russian and foreign governments to regulate the market, including the establishment of export quotas;
- foreign exchange rates;
- inflation and interest rates.

A possible significant decrease in global prices for metals produced by the Group may lead to decreased profitability or loss-making production and/or exploration work performed by the Group, and may have a material negative effect on the Group's activities, the results of operations and its financial position.

Production

The main operations of MMC Norilsk Nickel are conducted in the remote areas of the Far North, some of which are characterized by severe climates which impose the need to address complex technical issues in conducting both geologic exploration and mining work. To work in the difficult geological environment in these areas with severe climate of the Far North, the Group uses state-of-the-art mining and transport equipment and technologies. However, Norilsk Nickel may be unable to overcome difficulties related to weather and climate with commercially viable costs, which may have a material negative effect on the production of the Group. Major accidents involving energy supply systems, mines, enrichment or metallurgical plants may have a negative impact on the financial results of MMC Norilsk Nickel.

Mineral resources and ore reserves

As any mining company, MMC Norilsk Nickel is dependent on its mineral resources and ore reserves. It should be noted that any estimate of the mineral resources and ore reserves of any mining company is inherently uncertain and depends on statistical conclusions based on limited drilling work and other analysis, which may eventually prove to be inaccurate. The estimates and classification of mineral resources and ore reserves are also affected by such factors as changes in metal prices, increased cost of production or lowered metal cut-off grade. The estimation of mineral resources and ore reserves involves professional judgment which is based on the expertise, experience and industry practices and is subject to considerable uncertainty.

Management of MMC Norilsk Nickel believes that the estimation of mineral resources and ore reserves by the Company is correct. Besides, if the quantity and quality of the explored ore reserves is unconfirmed, the decrease in production efficiency due to the appreciation and more labor intensity of mining work is probable.

Health and safety

Operations of MMC Norilsk Nickel, as well as other mining companies, are subject to hazards and risks inherent in the exploration, development and extraction of mineral resources, which may inflict damage to individuals, property and the environment.

The risk factors connected with open pit mining conducted by the Group include:
- inundation;
- quarry bank and wall sloughing;
- accidents connected with the operation of mining and transportation equipment in the quarry;
- accidents connected with the preparation and conducting of large-scale blasting work in the quarry;
- suspension of production due to natural conditions; and
- risks related to the reclamation of mineralized waste water such as the pollution of subterranean waters and water flows.

Underground mining work is usually more expensive than open pit mining, more dangerous and requires the use of ventilation systems. Other hazardous factors in underground mining include:
- underground fires and explosions (including those caused by inflammable gas);
- releases of gas and toxic agents;
- geothermal events;
- sinkholes and ground depression;
- other accidents resulting from drilling and blasting work, and from transportation and removal of mined rock from the mine.

MMC Norilsk Nickel may face any of the above risks. An accident resulting from any of these hazardous factors may lead to the suspension of production, increased cost of production, injuries to people and damage to property, and lead to liabilities for the Group.

Environment

MMC Norilsk Nickel is subject to comprehensive environmental control and regulation in Russia. The Group's operations are connected with the:
- use of agents harmful for the environment;
- emission of waste and pollutants into the environment;
- disturbance of lands;
- potential damage to flora and fauna; and
- other factors hazardous for the environment.

Currently, environmental legislation in Russia and other countries are changing and MMC Norilsk Nickel regularly reviews its obligations to reduce pollutant emissions into the environment.

New laws and regulations, the imposition of more stringent requirements in licenses, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licenses, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment, perform site clean-ups, curtail or cease operations, or pay fees, fines, or make other payments for discharges or other breaches of environmental standards. All this may have a material negative effect on the Group's financial position.

National currency exchange rate and currency control

A large portion of the Group's sales is in US dollars. At the same time, a large portion of its expenses is in Russian rubles. Therefore, the changes in the national currency (Russian ruble) exchange rate against the US dollar have an effect on the Group's financial results.

Despite considerable liberalization of the Russian legislation on foreign currency regulation and foreign currency control, effective Russian legislation authorizes the Russian Government and the Central Bank of Russia ("CBR") to regulate and introduce limitations in the area of foreign currency control, including foreign securities transactions and borrowings of Russian companies in foreign currency.

Foreign currency regulations of the Government and the CBR also impose certain limitations on investments by Russian companies outside Russia. Currently, the ruble is not convertible outside the Russian Federation and the CIS, and the ability of companies operating in Russia to convert rubles into other currencies may be contingent on the existence of a special account and/or subject to the requirement of obligatory reservation, although such limitations may be lifted as early as 2007. Due to the limited development of the foreign currency market in Russia, the Group may face difficulties in converting rubles into other currencies.

The limited ability of MMC Norilsk Nickel to convert currencies or transfer funds may lead to the inability to conclude necessary commercial transactions (or lead to the increased cost of such transactions), which may have a material negative effect on the Group's operations.

Labor regulations

The Group's operations are regulated by a number of legislative acts on labor and social issues. Changes in legislation in these areas, specifically impacting tax and insurance payments related to social insurance and pensions, may have adverse effects on production costs and, consequently, the Group's financial results.

∘∘ Mergers and acquisitions

The Group develops through, among other methods, the acquisition of companies in Russia and abroad. These activities carry significant risks that relate to the ability of the Group's management to efficiently integrate the acquired company, as well as the expected economy of costs and the synergies of the acquisition.

∘∘ Russian country risks

Lately, positive trends have been observed in the Russian economy, such as:

- growth of the gross domestic product;
- relatively stable currency;
- high demand in the domestic market;
- growth of real wages; and
- slowed inflation.

However, these trends may reverse. The economic and political instability in Russia may have a negative effect on the operations of MMC Norilsk Nickel.


Ni
Au
Cu

Review of market developments

8.1

Nickel

The Group's principal product is an extremely versatile metal with an extensive range of applications. Although sometimes used on its own, nickel is more commonly used in a combination with other metals in the form of an alloy.

The biggest use of nickel is as an ingredient in stainless steel. This accounts for around two-thirds of its total use. More corrosion resistant and shinier (therefore easier to clean) than normal steels, stainless steels are widely used in various industries and production of consumer goods.

Other important uses of nickel are in special alloys, electroplating and chemicals. Superalloys incorporating nickel in a combination with chromium, aluminium, titanium and cobalt are, for example, used in aeroengines because of their ability to tolerate high temperatures without deforming.

Nickel first use


Other uses (including chemicals)
6%
Electroplating
11%
Other steel alloys
10%
Non-ferrous alloys
12%
Stainless steels
61%

Source: Nickel Institute, 2005

The use of nickel has generally been concentrated in the more advanced industrial economies of Europe, North America and Japan.

These economies remain an extremely important market for nickel. Europe is the world's largest nickel market, accounting for around a third of the global use of the metal. It is also Norilsk Nickel's largest market.

However, with the industrialization of Asia and the rise in income levels which has accompanied this, countries such as China, India and South Korea have been rapidly increasing their production and their use of stainless steel.

Growth in China has been especially impressive. Having produced only 0.2 million tonnes in 1999, China's production of stainless steel in 2005 rose to 3.3 million tonnes, representing a growth rate of 60% a year. Over the same period, its use of nickel rose from under 40,000 tonnes to almost 190,000 tonnes, giving it 14% of world's nickel demand. By way of comparison, China's share of the world market for copper and aluminium is 22%.

China's share of world metal markets


(%)
35
30
25
20
15
10
5
0
Steel
Copper
Aluminium
Nickel
Expected production of stainless steel
1990
1995
2000
2005
2010

Source: IISI, WBMS, CRU, 2005

There is also significant potential for the non-stainless applications of nickel. For example, strong growth in the market for hybrid electric vehicles (HEVs) which typically employ nickel metal hydride batteries for their electrical power.

The strong growth in demand for nickel in recent years has stretched the capacity of producers to supply the market and prices have risen to – and have remained at – what are historically high levels.

MMC NORILSK NICKEL NOT INCLUDING GOLD MINING ASSETS (POLUS)
8

Nickel price, 1980–2005

(US dollars per tonne)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1980
1985
1990
1995
2000
2005

Source: London Metal Exchange

About one half of the supply of nickel comes from secondary sources (i.e. scrap). Nickel is an eminently recyclable metal, and nickel-containing stainless steel scrap is typically used in stainless steel production. Thus, it ensures a solid demand in development of nickel deposits and primary metal production.

In the past, the greater part of the world's nickel production came from ore deposits in which nickel was found in combination with sulfur (the source of nickel sulfides), as it is at Norilsk. However, lateritic deposits containing oxidized nickel account for the largest proportion of the world nickel reserves. To date, most of the known large sulfide deposits in the world have been developed, and an increasing part of future production is likely to have to come from ore deposits in which nickel is found in combination with oxygen.

Nickel production resources


Oxides
42%
Sulfides
58%

Source: CRU, 2005

Although nickel oxides are plentiful in nature and mining them is relatively straightforward, processing tends to be more complex and more energy-intensive than with sulfides and, typically, oxides require larger amounts of capital to bring them to production.

This shift in the emphasis of nickel production from sulfides to oxides appears to be raising the cost of entry into the nickel business, suggesting the need for attractive prices in the future to ensure that the production necessary to balance the market is forthcoming. Norilsk Nickel's good fortune is that it possesses what is believed to be the world's largest deposit of nickel sulfides, providing a basis for low-cost production for many years to come.

Review of nickel market developments in 2005

In 2005, the average annual London Metal Exchange (LME) price of nickel increased by 6.4% when compared with 2004, and amounted to USD 14,733 per tonne, which is another record.

Demand

World-wide nickel consumption did not change significantly, amounting to 1.3 million tonnes in 2005. The reduction in European consumption was offset by growth in other regions, mainly in China. Reduction of nickel consumption in stainless steel production industry in the third quarter was significantly offset by the growth of demand in other sectors. Despite the lag between actual consumption and the forecast data, significant investment demand for the metal was observed throughout the year.

Supply

Technical problems and strikes led to significant losses in primary nickel production, which, coupled with moderate demand from stainless steel producers, generally balanced the global nickel market by the end of the year.

The Group expects that the high load rate of the existing production facilities and careful policies pursued by producers in increasing output, together with stable industrial demand, will contribute to the sustained high level of global prices.

Average annual nickel price

(US dollars per tonne)

	2005	2004	2003
Nickel	14,733	13,852	9,640

Source: London Metal Exchange

Nickel prices on the London Metal Exchange in 2005

(US dollars per tonne)


19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
January 2005
March 2005
May 2005
July 2005
September 2005
November 2005

Source: London Metal Exchange

Palladium and platinum

The Group is one of the world's leading producers of platinum group metals (PGMs). PGMs are six metals with similar characteristics which normally occur together in nature. The most commercially important of these are platinum and palladium. The Group's production is predominantly palladium.

Palladium has historically been viewed rather poorly when compared to platinum, and traded at a significantly lower price. Because its production comes mostly as a by-product of the recovery of other metals (notably nickel and platinum), its supply has often run ahead of the market's capacity to absorb it, leading to the accumulation of significant stockpiles.

However, things are changing, and palladium is increasingly finding a role in its own right. Global demand has been growing at over 5% a year and the stockpiles are being worked off. A major factor behind this strengthening in demand is palladium's usefulness in helping to meet ever more stringent environmental standards.

The control of vehicle emissions requires that cars and trucks be fitted with catalytic converters or "autocatalysts" as they are often called. The principal emissions that need to be controlled are carbon monoxide, nitrous oxides and unburned hydrocarbons. Today's catalytic converters invariably employ platinum and/or palladium; indeed this is the single largest use of both metals. Rhodium, another PGM produced by Norilsk Nickel, is also used in some types of catalysts.

Palladium end uses


Dental
11%
Chemical
4%
Other
3%
Jewelry
15%
Electronics
15%
Autocatalysts
52%

Source: GFMS, 2005

Platinum end uses



Electronics
5%
Petroleum
2%
Other
7%
Chemical
5%
Glass
7%
Jewelry
27%
Autocatalysts
47%

Source: GFMS, 2005

The major users of PGM are autocatalysts which clean up unburnt hydrocarbons.

PGMs have similar characteristics and under certain conditions are interchangeable. The precise combination of PGMs used in autocatalysts depends on the level of emissions control required, the type of engine system employed, production technology, and the relative price of each. However, because palladium does not work as well as platinum at low temperatures, it has not been used in diesel engines in the past, although recent technological breakthroughs could result in palladium making inroads here in the future.

The chart below show the emissions permitted in cars being produced in the European Union under successive rounds of environmental legislation.

Car emission standards in Europe for gasoline engines



(g/km)
(NO, CH)
(CO)
CH
(unburnt hydrocarbons)
CO
(carbon oxides)
NO
(nitrogen oxides)
Euro 1 (1992) Euro 2 (1996) Euro 3 (2000) Euro 4 (2005) Euro 5 (2008)

Source: Brook Hunt, 2005

Car emission standards in Europe for diesel engines



(g/km)
(NO, CH)
(CO)
CO
(carbon oxides)
NO
(nitrogen oxides)
CH
(unburnt hydrocarbons)
Euro 1 (1992) Euro 2 (1996) Euro 3 (2000) Euro 4 (2005) Euro 5 (2008)

Source: Brook Hunt, 2005

As emissions standards in the more advanced industrial countries have tightened, so the demand for PGMs has grown. This can confidently be projected to continue into the future.

In emerging economy countries, growing car populations and the adoption of higher vehicle emissions standards seem assured. During 2005, over 60 million cars with catalysts containing PGMs were produced globally.

Palladium and platinum in autocatalysts



('000 ounces)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1999 2000 2001 2002 2003 2004 2005
Platinum
Palladium

Source: GFMS, 2005

The role of PGMs in the future will grow as hydrogen energy will be taking shape as part of the world economy. Platinum catalysts are used in some of today's technologies which are developed to produce electrical energy from hydrogen fuel. Palladium has properties which make it highly effective in hydrogen production purification and storage.

A combination of strong demand and its relative scarcity in nature has meant that the mining industry has struggled in recent years to supply the platinum market. As a consequence, platinum prices have risen to historically high levels. The pressures on primary producers of platinum – most of whom are located in South Africa – have been compounded by declining ore grades, more difficult mining conditions, rising labor costs and strong currency.

Should this situation persist, as it very likely will, there will be growing pressures amongst PGM users to substitute platinum for other metals, including palladium.

The relatively high price of platinum has led to palladium jewelry segment taking shape. Palladium, which has in the past been mostly used as an alloy in jewelry – for example, in white gold – meets all the necessary requirements, having characteristics similar to platinum. As a result, the demand for high purity palladium jewelry has quite literally exploded over the past three years, and jewelry now accounts for 15% of palladium use. At present, the use of palladium in jewelry is high only in China; however, in the future this metal may well become increasingly popular in other regions.

Palladium use in jewelry

('000 ounces, % of total use)



1,200
1,000
800
600
400
200
0
16
14
12
10
8
6
4
2
0
1999
2000
2001
2002
2003
2004
2005

Source: GFMS, 2005

Review of palladium market developments in 2005

During 2005, palladium prices kept at a level close to their historic minimum. However, in the beginning of the fourth quarter the rumors of a suspension of supply from the Russian State Fund caused an upsurge in prices (the maximum was on 9 December and amounted to USD 295 per ounce). However, the average annual price for palladium on the London Platinum and Palladium Market ("LPPM") decreased by 12.7% from 2004 and was USD 201 per ounce.

Demand

The main factor negatively affecting palladium prices in 2005 was again the supply of surplus palladium stock for the market, accompanied by low demand from consumers.

The demand for primary palladium from auto catalyst producers fell by 5.5% to 3.01 million ounces. The recovery of palladium demand was somewhat halted due to the increase in the share of diesel engine production that predominantly use platinum in catalysts, leading to less consumption of palladium, due to growth of oil prices.

The demand from the electronics industry continued to grow and amounted to 970 thousand ounces (a 5.4% increase). The biggest increase in palladium demand was observed in the jewelry industry, continuing the trend which began in 2004. This was explained by the mass production of palladium jewelry in China (overall demand from the industry grew by 55.4%), just as in last year. The demand from other industries, such as the chemical industry and dentistry, remained stable.

Supply

In 2005, metal production by main producers continued to grow, however growth rates were slower than in the previous year. A more stable national currency rate which led to production cost increases and a number of accidents at leading mining companies were the cause of the actual indicators lagging behind forecasts in South Africa. Against the background of the limited supply of warehouse palladium stock to the market, its supply reduced from 7.91 million ounces in 2004 to 7.54 million ounces. At the same time, the share of scrap metal in the market increased. Due to the reduction of supply and the growth of demand in some industries, the excess surface stock of metal decreased from more than 1 million to 650 thousand ounces.

Average annual palladium price

(US dollars per ounce)

	2005	2004	2003
Palladium	201	230	200

Source: London Platinum and Palladium Market

Palladium prices on London Platinum and Palladium Market in 2005

(US dollars per ounce)


310
290
270
250
230
210
190
170
150
January 2005
March 2005
May 2005
July 2005
September 2005
November 2005

Source: London Platinum and Palladium Market

Review of platinum market developments in 2005

In 2005, the platinum market had a stable high metal price which gradually grew throughout the year. The maximum price of USD 1,012 per ounce was reached on 12 December 2005, after which the price never went below USD 950 per ounce. The average price on the LPPM grew by 6% from 2004 to USD 897 per ounce. The main reason for price growth in the fourth quarter was the speculative activities of investment funds supported by fundamental factors.

Demand

In 2005, the demand for platinum increased by 1.8% to 6.71 million ounces, due to the increased metal consumption in the automotive, electronic, petrochemical and glass industry, while demand from the jewelry industry declined.

The European automotive industry continued to be the leader in the demand growth for platinum in 2005, posting a 15.5% growth rate to 1,940 thousand ounces. Platinum consumption by the automotive industry in the US declined by 4% to 820 thousand ounces; in Japan it declined to 580 thousand ounces (a decline of 4.1%). Overall platinum demand in the automotive industry grew by 7.2% to 3.06 million ounces, mainly due to:

- increase in sales of diesel cars;
- stricter emissions standards; and
- expanded use of platinum in catalysts.

There was also a surge in consumption by the electronic industry – by 18.3% from 300 thousand to 355 thousand ounces due to a noticeable increase in the production of computer hard drives and portable electronic devices. The glass industry continued its growth which began last year, and material investments in the industry provided a basis for forecasting further increases of platinum consumption. In 2005, platinum consumption increased by 8.6% – from 290 thousand to 315 thousand ounces. The same situation occurred with the oil processing industry – plants worked at almost maximum capacity which led to the need of a mass replacement of catalysts last year.

High platinum prices led to a further 6.5% decline in demand in the jewelry industry, to 2.02 million ounces. Platinum purchases made by the Chinese jewelry industry have been decreasing for the third year in a row; in 2005 they decreased by 10% to 910 thousand ounces.

Supply

In 2005, platinum supply grew by 2% to 6.59 million ounces, which was somewhat less than forecasted due to the reduction of production rates in South Africa. In addition, platinum production in North America also decreased due to the changed ore composition. At the same time, demand grew by 1.8%, so the deficit in the metal market was not significantly reduced, and amounted to approximately 120 thousand ounces (as compared to 130 thousand ounces in 2004). It is forecasted that the market will practically be balanced by the end of next year.

Average annual platinum price

(US dollars per ounce)

	2005	2004	2003
Platinum	897	846	692

Source: London Platinum and Palladium Market

Platinum prices on London Platinum and Palladium Market in 2005

(US dollars per ounce)



1,040
1,000
960
920
880
840
800
January 2005
March 2005
May 2005
July 2005
September 2005
November 2005

Source: London Platinum and Palladium Market

Copper

The deposit which is the basis of Norilsk Nickel's nickel and palladium production also contains copper. The extraction of copper makes Norilsk Nickel Russia's largest producer of copper and a significant player in the global market.

Copper is amongst the oldest metals used by mankind. In its pure state, it is easy to work copper, and it makes attractive ornaments. When combined with tin and zinc in bronzes and brasses, it becomes harder and can be used in the manufacturing of weapons and tools.

While copper continues to find uses as a result of its physical characteristics – for example, in water pipes, domestic fittings and coins – the growth in copper's use in more recent times has been driven by another one of its characteristics, its high electrical conductivity.

Today, the use of copper in electrical applications accounts for around three-quarters of its total use. Uses range from the production of heavy industrial cables, through regulation building wire, to the fine wires used in windings for motors and transformers.

Copper end uses



Transport
11%
Consumer products
11%
Industrial machinery
15%
Electronics
26%
Construction
37%

Source: Brook Hunt, 2005

Each year brings with it new electrical and electronic products, meaning that the amount of wiring required in homes and offices keeps going up. Similarly, as cars acquire ever more devices and accessories, more and more copper is needed in their wiring harnesses. Since 1990, global demand for copper has increased at almost 3.5% a year.

Concerns that miniaturization and the growing use of fiber optic cables would do serious damage to the use of copper have proven unfounded. While it is true there has been some displacement of copper demand, in making electronic goods more powerful and accessible, the net effect of these developments has generally been to increase the demand for electrical power and for power and information delivery systems.

Concerns that environmental pressures might lead to a slowing in the growth of electrical generation and use are also less of a threat to copper than they might at first appear. Copper's electrical resistance can be reduced by the use of thicker wires, so pressures for improved energy efficiency are likely to result in the use of more copper rather than less.

A key source of growth in copper demand in recent years – and a critical factor for future demand – is the rapid electrification of emerging economy countries. Rising incomes and growing home ownership naturally generate a strong interest in the acquisition of electrical appliances.

Indeed, in the early stages of industrialization the growth in electrical demand will typically outstrip GDP growth. There are also strong pressures in emerging markets to extend power availability into rural areas to reduce the inequalities between the town and the country and to moderate the rate of migration of country dwellers to the cities.

Given the high concentration of the world's population in Asia and the continent's growing share of global manufacturing activity, it is not perhaps surprising to find that this region's share of world copper demand has grown dramatically in recent years to the point where it now accounts for half of all copper use.

World copper consumption

(million tonnes)


18
16
14
12
10
8
6
4
2
0
1980
1985
1990
1995
2000
2005
Asia
Rest of the world

Source: WBMS, 2005

Despite these developments, many parts of the emerging world continue to suffer power shortages, while in the lowest income countries (as defined by the World Bank) more than 60% of the population remains without access to electricity, suggesting that further growth potential remains.

The strength of copper demand in this decade has taken the market by surprise somewhat, as a result of which prices have risen steeply. Adding to the challenges of the market, there has been a quite unusual series of production disruptions at copper mines around the world, as well as a failure of new copper smelters to get up to capacity on schedule.

Supply from new mines is coming, but this takes time. The last major price boom, in the mid 1990s, coincided with the opening up of a significant range of new opportunities, particularly in Latin America, and a number of major new mines were established.

This time around, most of the growth has to come from the expansion of existing mines and from the start-up of smaller and medium-sized mines. Large undeveloped ore deposits are known to exist, but these tend to pose significant challenges. In some cases, difficulties arise from their location in regions of high political risk or which lack suitable infrastructure, and in others because the ore is deep underground, posing major technical challenges and demanding very substantial amounts of capital to develop.

World's top 10 copper producing countries

('000 tonnes of mine production 2005)



6,000
5,000
4,000
3,000
2,000
1,000
0
Chili
USA
Indonesia
Peru
Australia
China
Russia
Canada
Poland
Zambia

Source: Brook Hunt, 2005

Like most metals, copper can be used many times. Currently, some 35% of the world's demand for copper is supplied from scrap. Although this shows that much of the copper supply is theoretically available from recycling, it still leaves 65% to be supplied from primary (mined) sources. Moreover, the share of metal being recycled declined in recent years, seemingly as a result of a shift in the pattern of copper uses towards those which tie up copper products for long periods, such as building wire. For a long time into the future, the majority of the world's copper needs will have to be met from mining.

Review of copper market developments in 2005

In 2005, the average annual LME price of copper increased by 28.5% compared with 2004 and amounted to USD 3,684 per tonne. The copper market's deficit shrunk to 120 thousand tonnes (0.7% of global consumption) by year end; however, the commodity exchange stock remained at a low level (3–3.5 days of global consumption). The growth of prices was driven by an increasing volume of fund investments, especially active in the second half of the year.

Demand

Global copper consumption decreased by 1.4% from 2004 and amounted to 16.4 million tonnes in 2005. Material reduction in demand in the European Union countries, USA and Japan was partially offset by the continued growth of consumption in China.

Supply

Global refined copper production increased by 3% to 16.3 million tonnes in 2005. The reduction of copper production in Chile, USA, Peru and Kazakhstan was offset by growth in Indonesia, Australia and China.

In Russia, refined copper production increased by 1.6% to 934 thousand tonnes in 2005. The growth was mainly due to an increased share of scrap metal processing. The Group's processing plants accounted for 48.3% of copper production in Russia.

The Group expects that copper demand in 2006 will depend on the growth rates of the world economy and China maintaining its active demand. Production growth will exceed consumption growth due to the launch of new facilities, which will result in a excess of supply over demand on the copper market in the second half of 2006.

Average annual copper price

(US dollars per tonne)

	2005	2004	2003
Copper	3,684	2,868	1,780

Source: London Metal Exchange

Copper prices on the London Metal Exchange in 2005

(US dollars per tonne)



5,000
4,500
4,000
3,500
3,000
2,500
January 2005
March 2005
May 2005
July 2005
September 2005
November 2005

Source: London Metal Exchange


Ni
Co
Se
Te
Os

The main divisions of the Group are:

- Polar Division[1], located on the Taimyr Peninsula;
- Kola MMC[1], located on the Kola Peninsula; and
- Stillwater Mining Company, located in Montana, USA.

The Group has its headquarters in Moscow. The Group's research&development institute, Gypronickel, is located in St. Petersburg.

In 2005, Norilsk Nickel started the implementation of industry-based management practices. The first implementation stage has been completed, leading to the creation of industry streams and centralized professional service functions. As a result, the production entities and assets of various Norilsk Nickel divisions have been grouped into industry streams.

A more detailed description of the streams is provided in the Management Structure Reform section.

Key operating assets and organizational centers


Polar Division
Kola MMC
Gipronickel
St. Petersburg
Corporate center
Moscow
Norilsk Nickel Europe Ltd
London
Metal Trade Overseas AG
Switzerland
Stillwater Mining Company
Montana
Norilsk Nickel USA
Pittsburg
Norilsk Nickel Asia
Hong Kong
Production
Research&development institute
Corporate center
Foreign sales network

1 Throughout this Annual Report, we will refer to mining and processing activities on:
– Polar Division, also known as "Taimyr Peninsula"; and
– Kola MMC as "Kola Peninsula".


Cu
Pt
Ag
Ag

Management structure reform

Before the start of the reforms the Group operated as a unified multi-industry organization with diverse assets and divisions. The diversity of operations and assets predetermined the complexity of the management system. The management system used before 2005 fully achieved its tasks, having ensured stability and profitability of operations and preservation of the personnel, management, resource and production potential.

Embarking on the reform, the Group's management pursued the following objectives:

- increase the effectiveness of the Group, and as a result, achieve shareholder value growth and improve the Group's image in the international markets;
- establish the Group's management structure appropriate for the multi-industry geographically distributed organization;
- optimize the management structures on the basis of industry-based segregation of the areas of responsibility, achieve the transparency and economic reasonableness of the management structures;
- delegate responsibility to the regions, assign respective authorities to the managers of industry streams and division managers in the regions;
- reduce management staff and non-productive costs.

The reform is expected to be performed in three stages. The first stage was completed in 2005 which resulted in structural re-grouping of the Group's entities. Industry streams and professional service functions have been formed operating within a single legal entity. The new industry structure includes:

- mining and metallurgical stream, bringing together the core production assets. Includes entities and divisions involved in mining and enrichment, as well as metallurgical plants;
- transport and logistics stream, bringing together entities and divisions involved in freight and passenger transportation. Includes river and seaports, river and sea transport, air and road transport companies, cargo terminals;
- energy stream, bringing together two production areas – power and heat generation, transmission and distribution; and natural gas production, treatment and transportation;
- geology stream, comprising assets and divisions involved in prospecting and exploration for new deposits and additional exploration of deposits already being mined;
- sales stream, involved in attracting and serving customers;
- procurement stream – purchasing, transportation, storage and distribution of inventories, equipment, spare parts, tooling and instrumentation used in the operations of other industry streams;
- support stream – a group of support and non-core enterprises. Includes design, telecommunications, medical and other assets;
- maintenance stream – divisions and entities ensuring trouble-free operation of process equipment and engineering infrastructure;
- construction stream – divisions and entities involved in capital construction, including special construction (mines) and civil engineering;
- security stream – divisions ensuring security of the Group's facilities.

Transitional structure


1
HEADQUATERS
SUPREME MANAGEMENT BODIES
CORPORATE CENTER DIVISIONS
INDUSTRY STREAM DIRECTORATES
2
REGIONAL MANAGEMENT BODIES
DIVISIONS OF REGIONAL MANAGEMENT BODIES
REGIONAL DIVISIONS OF HEADQUATERS BODIES
REGIONAL DIRECTORATES OF INDUSTRY STREAMS
3
ENTERPRISES / ASSETS / DIVISIONS
PRODUCTION AND NON-PRODUCTION ASSETS WITHIN BRANCHES

By having addressed the tasks of the first stage, the Group streamlined the asset structure and redistributed the authorities and responsibility in accordance with the specific performance results. Moreover, the Group has completed the formation of the Corporate Center for MMC Norilsk Nickel, which is responsible for the development and control over the operation of the Group's industry streams.

Thus, the first results of the reform demonstrated that the transition to the industry-based management significantly reduces the burden on senior management and the Corporate Center in terms of the need to address day-to-day tasks. This enabled senior management and the Corporate Center to focus more on the global, strategic and long-term tasks.

Since 2006, the Group starts the second stage of the management system reform. On the basis of the directorates created at the previous stage – industry stream prototypes – industry branches will be created having significant authorities as independent business entities. The Corporate center will be in charge of management and control of the branches, doing this through the new system of industry performance indicators and inter-industry balancing system based on the corporate inter-industry balance sheet.

At the third stage of the reform (2007–2010) the industry streams will receive maximum mid-term planning and operating independence with the full operating cycle and responsibility for the economic and production performance. As full-fledged management structures are formed, new independent legal entities will be created on the basis of the property of the streams, which will effect the unbundling of the business.

Target structure


1 CORPORATE CENTER
SUPREME MANAGEMENT BODIES
STRUCTURAL UNITS OF CORPORATE CENTER
2 MARKET SEGMENTS (LINES OF BUSINESS)
INDUSTRY-BASED MANAGEMENT COMPANIES (PRODUCTION)
PROFESSIONAL SERVICE COMPANIES (SERVICES)
3 PRODUCTION UNITS (DIVISIONS)
PRODUCTION ENTITIES WITHIN BRANCHES
PRODUCTION ENTITIES OF A SUPPORT COMPLEX
REGIONAL ENTITIES OF PROFESSSIONAL SERVICES
REGIONAL DIVISIONS OF CORPORATE CENTER

The reform will result in enhanced management efficiency due to the use of the experience accumulated by unit managers, possibility to evaluate and decide on the best options of capital investment in diverse assets evaluated along a unified system of Key Performance Indicators (KPIs).


Ni
Ir
Se
Rh

The data on mineral resources and ore reserves as at 31 December 2004 is based on the results of the independent audit performed by Micon International Company Limited. The audit was conducted in accordance with the principles of the Joint Ore Reserves Committee ("JORC") Code of the Australasian Institute of Mining and Metallurgy.

In addition to the audit of the base metal mineral resources and ore reserves of the Talnakh ore field (Taimyr Peninsula) and the Zhdanovsky deposit (Kola Peninsula), in 2005, an audit of the base metal mineral resources and ore reserves of the Norilsk-1 deposit (Taimyr Peninsula) and the platinum group metals ("PGM") of the Talnakh ore field and Norilsk-1 deposit was completed. The inclusion of PGM in the audit became possible due to the changes in Russian legislation. Data on PGM mineral resources and ore reserves include information on the resources and reserves of platinum, palladium, rhodium, ruthenium, osmium and iridium.

Information on the PGM grade of the deposits mined by the Group was disclosed for the first time in the history of the Group in February 2006. The Group worked long and hard to make the publication of the information on PGM resources and reserves possible. This is an important stage in the activities of MMC Norilsk Nickel aimed at ensuring the transparency expected by investors, customers and the general mining and metallurgical community, which will help to assess the competitive position and the longevity of the Group's mineral resource base more objectively.

Proved and probable ore reserves in the Taimyr Peninsula and the Kola Peninsula deposits contain 6 million tonnes of nickel and 9 million tonnes of copper.

Measured and indicated mineral resources in the Taimyr Peninsula and the Kola Peninsula deposits contain additionally 8 million tonnes of nickel and 16 million tonnes of copper.

Proved and probable ore reserves in the Taimyr Peninsula deposits contain 62 million ounces of palladium and 16 million ounces of platinum. The aggregate platinum and palladium grade of the Taimyr deposits developed by the underground method varies from 5.5 gram per tonne (g/t) to 11.1 g/t.

Measured and indicated mineral resources in the Taimyr Peninsula deposits contain additionally 141 million ounces of palladium and 40 million ounces of platinum.

During their audit, Micon International Company Limited examined all the aspects of mineral resource measurement for these deposits. The review involved all the geologic research and ore geology activities, including the methods used to collect geologic information and determine mineral resources and reserves through drilling and sampling, and to estimate and classify the resources and reserves. Meetings were held with persons responsible for each mine and for each unit relating to the issue reviewed. Operating mines were inspected as well as auxiliary geological facilities and analytical laboratories. Micon examined:

- the drilling techniques used and the related equipment;
- the core sample logs and methods of sample collection;
- samples chemical analysis methods;
- the quality of the control methods used to check the integrity of the drill holes; and
- the sampling database.

Micon performed a detailed examination of the reserve valuation protocols and methods of metal content and volume estimation, and checked some of those estimates. No material deviations between the results obtained by Micon and the results and the accounting data of MMC Norilsk Nickel were identified.

Micon International Company Limited also conducted an audit of deposits, the results of which were published in 2004 and 2005.

Mineral resources and ore reserves of the Talnakh ore field, Norilsk-1 and Zhdanovsky deposits as of 31 December 2004(1)

Region/Category Deposit Mine	Ore type	Ore Volume(2) ('000 t)	Metal Content(2) Ni (%)	Cu (%)	Pd (g/t)	Pt (g/t)	Au (g/t)	6 PGM(3) (g/t)
Taimyr Peninsula								
Proved and probable ore reserves(4)								
Talnakh ore field								
Oktyabrsky	Rich	41,091	2.54	5.10	8.54	1.91	0.43	10.68
	Cuprous	56,489	1.07	4.83	9.30	2.25	0.71	11.73
	Total	**97,580**	**1.69**	**4.94**	**8.98**	**2.11**	**0.59**	**11.29**
Taimyrsky	Rich	79,690	2.47	2.74	4.57	0.90	0.13	5.90
	Cuprous	396	0.62	1.69	3.89	1.06	0.30	5.36
	Total	**80,086**	**2.46**	**2.74**	**4.56**	**0.90**	**0.13**	**5.89**
Komsomolsky	Rich	2,000	3.11	2.88	7.26	1.39	0.18	9.37
	Cuprous	20,619	0.61	2.08	6.75	1.98	0.47	9.09
	Total	**22,619**	**0.83**	**2.15**	**6.80**	**1.93**	**0.45**	**9.12**
Mayak	Disseminated	407	0.73	1.45	3.31	1.25	0.33	4.80
Skalisty	Rich	37,570	3.03	2.72	5.52	1.07	0.14	7.28
Subtotal	Rich	160,351	2.63	3.34	5.84	1.20	0.21	7.48
Subtotal	Cuprous	77,504	0.95	4.08	8.60	2.17	0.64	11.00
Subtotal	Disseminated	407	0.73	1.45	3.31	1.25	0.33	4.80
Total – combined ore types		**238,262**	**2.08**	**3.58**	**6.74**	**1.52**	**0.35**	**8.63**
Norilsk-1 deposit								
Medvezhy Ruchey	Disseminated	17,330	0.32	0.43	4.38	1.80	0.19	6.44
Zapolyarny	Disseminated	62,753	0.30	0.43	4.04	1.66	0.18	6.00
Total – combined ore types		**80,083**	**0.31**	**0.43**	**4.11**	**1.69**	**0.18**	**6.08**
Total proved and probable ore reserves(4)		**318,345**	**1.63**	**2.79**	**6.08**	**1.56**	**0.31**	**7.98**
Measured and indicated mineral resources								
	Rich	21,391	4.22	6.00	13.52	2.72	0.49	16.65
	Cuprous	314	0.35	3.09	3.58	1.57	0.00	5.71
	Disseminated	1,397,087	0.52	1.03	2.93	0.85	0.19	3.96
Total measured and indicated mineral resources		**1,418,792**	**0.57**	**1.11**	**3.07**	**0.88**	**0.19**	**4.13**
Kola Peninsula								
Zhdanovskoye deposit(5)								
Total proved and probable ore reserves(4)		**160,337**	**0.67**	**0.31**	**–**	**–**	**–**	**1,068**

Metal Volume(2)					
Ni ('000 t)	Cu ('000 t)	Pd ('000 oz)	Pt ('000 oz)	Au ('000 oz)	6 PGM(3) ('000 oz)
1,045	2,094	11,283	2,524	563	14,111
605	2,727	16,898	4,092	1,287	21,307
1,650	4,821	28,181	6,616	1,850	35,418
1,972	2,185	11,703	2,299	322	15,101
2	7	50	13	4	68
1,974	2,192	11,753	2,312	326	15,169
62	58	467	90	12	605
126	429	4,476	1,311	313	6,026
188	487	4,943	1,401	325	6,631
3	6	43	16	4	61
1,137	1,023	6,673	1,288	172	8,808
4,216	5,360	30,126	6,201	1,069	38,625
733	3,163	21,424	5,416	1,604	27,401
3	6	43	16	4	61
4,952	**8,529**	**51,593**	**11,633**	**2,677**	**66,087**
56	75	2,439	1,001	105	3,579
191	269	8,151	3,359	362	12,125
247	**344**	**10,590**	**4,360**	**467**	**15,704**
5,199	**8,873**	**62,183**	**15,993**	**3,144**	**81,791**
903	1,282	9,302	1,874	389	11,467
1	10	36	16	7	58
7,235	14,458	131,460	38,302	8,515	177,713
8,139	**15,750**	**140,798**	**40,192**	**8,911**	**189,238**
494	–	–	–	–	–

Notes:

(1) Only the Talnakh ore field and Norilsk-1 deposit in the Taimyr Peninsula and the Zhdanovskoe deposit in the Kola Peninsula were classified according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code") developed by the Australasian Joint Ore Reserves Committee ("JORC") formed by the Australian Mining Industry Council, The Australasian Institute of Mining and Metallurgy, and The Australian Institute of Geoscientists. The classification of the reserves in accordance with JORC principles has been prepared by Stanley C Bartlett, PGeo, Managing Director of Micon International Co Limited.

Ore reserves classifications are based on data in the current mining plan for 2–3 years and the main mining concept up until the end of the mine's life, which is determined on the basis of the volume of economically mineable ore reserves classified as A, B and C1 under Russian classification at the end of the calendar year. The audit did not include the mineral resources and ore reserves of the Zapolyarnoye, Semiletka and Kaula-Kotselvaara deposits in the Kola Peninsula. The audit did not include PGM reserves of the Zhdanovsky deposit in the Kola Peninsula.

(2) Totals may differ from the sum of the components due to rounding. Certain values may in some instances vary insignificantly from the values published before.

(3) 6 PGM include platinum, palladium, rhodium, ruthenium, osmium and iridium. Palladium and platinum have been separately disclosed but are still included in the 6 PGM total.

(4) Proved and probable ore reserves are not included in mineral resources.

(5) Include ore reserves and mineral resources of the Severny-Gluboky underground mine and Tsentralny open-pit mine.

Resource and reserve definitions in accordance with the JORC Code

To interpret the classification of the mineral resource and ore reserve classification meaningfully, it is a prerequisite that the following mineral resources and ore reserves definitions are fully understood:

- A **"Mineral Resource"** is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such form and quantity that there are reasonable prospects for its eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence into Inferred, Indicated and Measured categories.

- An **"Inferred Mineral Resource"** is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with **a low level of confidence.** It is inferred from geological evidence and has an assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which is limited or of uncertain quality and reliability.

- An **"Indicated Mineral Resource"** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with **a reasonable level of confidence.** It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

- A **"Measured Mineral Resource"** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with **a high level of confidence.** It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

- An **"Ore Reserve"** is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are subdivided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

- A **"Probable Ore Reserve"** is the **economically mineable part of an Indicated,** and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. **These assessments demonstrate at the time of reporting that extraction could reasonably be justified.**

- A **"Proved Ore Reserve"** is the **economically mineable part of a Measured Mineral Resource.** It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. **These assessments demonstrate at the time of reporting that extraction could reasonably be justified.**

Mineral resources and ore reserves of Stillwater Mining Company

Mineral resources and ore reserves of Stillwater Mining Company are disclosed as at 31 December 2005 in accordance with Industry Guide No.7 approved by the Securities and Exchange Commission (SEC).

Mineral resources and ore reserves of Stillwater Mining Company are located in the J-M Reef deposit in the Beartooth Mountain Range in the center and the south of Montana.

As at 31 December 2005, proved and probable reserves of Stillwater Mining Company amounted to approximately 42 million tonnes with a metal grade of 0.57 ounces per tonne. Palladium and platinum reserves amounted to 24.1 million ounces, with the ratio of palladium to platinum of 3.5:1.

Mineral resources and ore reserves of the J-M Reef deposit as of 31 December 2005

('000 tonnes, '000 ounces or as noted)

	Volume ('000 tonnes)	Average grade (oz /tonne)	Quantity ('000 ounces)
Stillwater mine			
Proved reserves	2,458	0.68	1,664
Probable reserves	15,638	0.63	9,812
Total proved and probable reserves	**18,096**	**0.63**	**11,476**
East Boulder mine			
Proved reserves	1,665	0.47	788
Probable reserves	22,190	0.53	11,818
Total proved and probable reserves	**23,855**	**0.53**	**12,606**
Total reserves of Stillwater Mining Company			
Proved reserves	4,123	0.59	2,452
Probable reserves	37,828	0.57	21,630
Total proved and probable reserves	**41,951**	**0.57**	**24,082**

Definitions of mineral resources and ore reserves in accordance with Industry Guide No. 7 approved by the Securities and Exchange Commission (SEC)

- **"Reserves"** are defined as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
- **"Proven reserves"** are defined as reserves for which

  (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling; and

  (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
- **"Probable reserves"** are defined as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

More detailed information on mineral resources and ore reserves of Stillwater Mining Company is disclosed in the 2005 Annual Report of Stillwater Mining Company.


Ni
Co
Ni
Cu

Mining and metallurgical stream

The mining and metallurgical stream includes mining assets, enrichment capacities and metallurgical plants of the Taimyr Peninsula and Kola Peninsula. The Group's mining and metallurgical capacities in the USA are comprised of the assets of Stillwater Mining Company.

Mining assets of the Group

Deposit and mine	Type of mine	Types of ore extracted (1)
Taimyr Peninsula		
Oktyabrsky deposit		Nickel and copper sulfides
Oktyabrsky mine	Underground	Rich, cuprous and disseminated
Taimyrsky mine	Underground	Rich
Talnakh deposit		Nickel and copper sulfides
Talnakh Mining Department		
Komsomolsky mine(2)	Underground	Cuprous and disseminated
Mayak mine	Underground	Disseminated
Skalisty mine	Underground	Rich
Norilsk-1 deposit		Nickel and copper sulfides
Medvezhy Ruchey mine	Open pit	Disseminated
Zapolyarny mine	Underground	Disseminated
Kola Peninsula		
Zhdanovskoe deposit		Nickel and copper sulfides
Tsentralny mine	Open pit	Disseminated
Severny Gluboky mine(3)	Underground	Disseminated
Zapolyarnoe deposit		Nickel and copper sulfides
Severny mine	Underground	Disseminated
Kotselvaara and Semiletka *deposits*		Nickel and copper sulfides
Kaula-Kotselvaara mine	Underground	*Disseminated*
Stillwater Mining Company (USA)		
J-M Reef deposit		
Stillwater mine	Underground	Platinum group metals sulfide
East Boulder mine	Underground	Platinum group metals sulfide

Notes:

(1) Rich ores have a higher content of base and precious metals. Cuprous ores have a higher copper to nickel ratio. Disseminated ores have a lower content of all metals.

(2) Komsomolsky mine mines the Talnakh deposit and the western portion of Oktyabrsky deposit.

(3) During 2005, Severny-Gluboky mine was merged with Severny mine.

Taimyr Peninsula

The Taimyr Peninsula incorporates seven mines producing copper-nickel sulfide ores from the Oktyabrsky, Talnakh and Norilsk-1 deposits. Various grades of ore contain nickel, copper, cobalt, platinum, palladium, gold and other valuable constituents.

Enrichment assets include the Talhakh and Norilsk Enrichment Plants. The Talnakh Enrichment Plant processes rich ores from the Talnakh and Oktyabrsky deposits to produce nickel, copper and pyrrhotite concentrates. The Norilsk Enrichment Plant processes the entire volume of disseminated ores and cuprous ores from the Oktyabrsky and Talnakh deposits and stored pyrrhotite concentrate to produce nickel and copper concentrates.

The metallurgical capacities of the Taimyr Peninsula include the Nadezhda Metallurgical Plant, the Nickel and the Copper Plants.

The Nadezhda Metallurgical Plant processes all the nickel and pyrrhotite concentrates produced by the Talnakh Enrichment Plant, some of the nickel concentrates from the Norilsk Enrichment Plant (about 15%) and all the copper concentrate from the matte separation area of the Nickel Plant roasting shop to produce high-grade matte, copper anodes and elemental sulfur.

The Nickel Plant processes the majority of the nickel concentrate generated by the Norilsk Enrichment Plant (about 85%), all enriched stored pyrrhotite concentrate and some high-grade matte from the Nadezhda Metallurgical Plant to produce nickel cathodes and cobalt.

The Copper Plant processes copper concentrates produced by the Talnakh Enrichment and Norilsk Plants and copper anodes from the Nadezhda Metallurgical Plant to produce copper cathodes, elemental sulfur and sulfuric acid. The Metallurgical shop, which is a division of the Copper Plant, recycles slag from the copper and nickel electrolysis shops and slags from copper production in the Kola Peninsula to produce precious metal concentrates, metallic silver, selenium and tellurium.

The Group has outsourced the refining of the precious metals concentrates from the Taimyr Peninsula to an independent precious metals refinery – Krasnoyarsk Precious Metals Plant under a toll refining agreement.

Technical map of production at Taimyr Peninsula


Ores by type
Concentrates by type
Mines
SPC(1)
Disseminated
Cuprous
Rich
Norilsk Enrichment Plant
Tailings
Talnakh Enrichment Plant
ESPC(2)
Ni concentrate
Cu concentrate
pyrrhotite concentrate
Ni concentrate
Cu concentrate
Gravel concentrate
Nickel Plant
Nadezhda Metallurgical Plant
Copper Plant
Metallurgical Shop
Electrolytic nickel
Cobalt
Matte
Cu concentrate MSA(3)
Matte to Kola Peninsula
Cu anodes
Electrolytic copper
Slags
PGM concentgrate to KPMP(4)

Notes:

(1) SPC – stored pyrrhotite concentrate

(2) ESPC – enriched stored pyrrhotite concentrate

(3) MSA – matte separation area

(4) KPMP – Krasnoyarsk Precious Metals Plant

Kola Peninsula

The Group mines the Zhdanovskoe, Zapolyarnoe, Kotselvaara and Semiletka deposits in the Kola Peninsula, where it operates four mines extracting disseminated sulfide ores containing nickel, copper and sundry by-products.

Disseminated ores produced by the Kola mines are processed by the Penchenganickel Enrichment Plant to produce collective copper and nickel concentrates. In 2004, the roasting shop was made part of the Enrichment Plant. The Enrichment Plant produces pellets and briquettes, which are then processed in the smelting shop to produce high-grade matte for further processing at Severonickel. Severonickel processes high-grade mattes received from the Taimyr Peninsula and Pechenganickel. Its key products include nickel and copper cathodes, carbonyl nickel, cobalt concentrate, precious metals concentrates and sulfuric acid.

The Group has outsourced the refining of the precious metal concentrates from the Kola Peninsula under toll refining agreements to an independent precious metals refinery (Krasnoyarsk Precious Metals Plant).

Technical map of production at Kola Peninsula: Pechenganickel Combined Plant


Severny underground mine
Tsentralny open pit mine
Kaula-Kotselvaara underground mine
Enrichment Plant Roasting Shop
Tailings
Ore warehouse
Smelting Shop
Recyclable materials from Severonickel Combined Plant
Secondary non-ferrous metals and concentrates
Slags
Sulphuric Acid Shop
Sulphuric acid
High-grade matte to Severonickel Combined Plant

Technical map of production at Kola Peninsula: Severonickel Combined Plant



Secondary imported materials
High-grade matte from Pechenganickel and the Polar Division
High-grade Pechenganickel matte from recyclable materials
Recyclable materials
Recyclable materials
Anode slags
Refining Shop
Recyclable materials
Copper concentrate
Recyclable materials
(incl. import), quarzite
Polar Division ore,
import concentrate
Secondary copper materials
Metallurgical Shop
(Ni production)
Nickel anodes, concentrate, powder
Smelted granules
Recyclable materials
Metallurgical Shop
(Cu production)
Recyclable materials
Matte
to Pechenganickel
Slags
to storage
Anodes
Cu slags
to Pechenganickel
Ni Electrolysis Shop
Slimes
Cu Electrolysis Shop
Electrolytic
nickel
Cobalt
concentrate
Slimes
Electrolytic
copper
Nickel
vitroil
Carbonyl Ni Shop
Chemical/Metallurgical Shop
Carbonyl nickel
Gas from Refining
and Metallurgical shops
with SO2
Precious metals concentrate
to Krasnoyarsk Precious
Metals Plant
Solutions
Sulphuric Acid Shop
Sulphuric acid

Stillwater Mining Company

Stillwater Mining Company, a majority-owned Group subsidiary, mines the J-M Reef deposit located in Montana, USA. Its two mines, Stillwater Mine and East Boulder Mine, produce sulfide ores mainly containing palladium and platinum.

Stillwater operates two enrichment plants located next to the two mines.

Stillwater processes concentrate produced by the enrichment plants at its smelter in Columbus, Montana. Granulate matte with a 2% PGM content is delivered for further processing to Stillwater's refinery located near the smelter where the PGM content is upgraded to 55%-60%.

Stillwater has outsourced the precious metal refining of the PGM filter cake produced by Stillwater to independent precious metal refineries in New Jersey and California, USA.

Transport and logistics stream

The Taimyr Peninsula is completely isolated from mainland Russia's road and railroad networks. As a result, all goods are shipped to and from the Peninsula by sea, river or air.

The Taimyr Peninsula ships refined nickel and copper to end users and high-grade matte to the Kola Peninsula using the North Sea Route via the Group-owned Dudinka Port located 80 km from Norilsk on the Yenisei River. The Taimyr Peninsula also uses the North Sea Route to receive raw materials and other supplies from Murmansk Commercial Sea Port and Arkhangelsk Commercial Sea Port and during the summer months by the Yenisei River. The North Sea Route is open for navigation throughout the year, except for a short period from late spring to early summer when the ice melts and water levels rise, which does not affect the continuity of metal supply to the market. The Murmansk Sea Shipping Company provides shipping services on the North Sea Route.

In 2002, Norilsk Nickel signed a 10-year agreement with the Russian Ministry of Transport under which the Government guarantees open shipping lanes via the North Sea Route.

As of 2005, the Group owned 43.9% of the Yenisei River Shipping Company and 53.1% of the Arkhangelsk Commercial Sea Port.

Metals produced in the Kola Peninsula are exported by sea via Murmansk Commercial Sea Port and the St. Petersburg Port and delivered by railway to the domestic market.

Energy stream

Until the 4th quarter of 2005, most of the power supplied to the Taimyr Peninsula (60% of electricity and 100% of heat) was produced by Norilskenergo, a division of MMC Norilsk Nickel, which operated three thermal/power plants. The other 40% of electricity power was supplied by OJSC Taimyrenergo, an entity wholly-owned by RAO Unified Energy Systems (RAO UES).

In line with the Group's strategy to create an independent power supply system for its operations in the Taimyr Peninsula, since the 4th quarter of 2005 all power and heat supplied to the Taimyr Peninsula has been generated by OJSC Norilsk Taimyr Energy Company ("NTEC") incorporated by MMC Norilsk Nickel (51% ownership) jointly with RAO UES of Russia (49% ownership). NTEC will operate all power assets owned by Norilskenergo, a division of MMC Norilsk Nickel and OJSC Taimyrenergo, for 10 years under a lease arrangement.

The Taimyr Peninsula receives gas to support its operations from OJSC Norilskgasprom and OJSC Taimyrgas, subsidiaries of the Group, which develop the Pelyatka gas condensate deposit. The construction of start-up capacities at the Pelyatka deposit is now complete, with 14 wells already drilled and another 2 expected to be drilled in 2006.

In 2005, the Kola Peninsula received power from OJSC Kolenergo, a subsidiary of RAO UES. Starting from 1 October 2005, OJSC Kolenergo was restructured through the spin-off of a number of companies specializing in the following areas:

- power and heat generation (OJSC Kola Generation Company, OJSC Murmansk Heating and Power Plant, OJSC Apatitskaya Heating and Power Plant);
- power transmission (OJSC Kola Transmission System); and
- sales (OJSC Kola Power Sales Company).

The Group's share in each of these companies is proportionate to its share in OJSC Kolenergo – 24.87%, of which:

- MMC Norilsk Nickel – 14.85%;
- Kola MMC – 10.02%.

Since 1 January 2006, Kola Peninsula has been receiving power from OJSC Kola Power Sales Company.

After the completion of formation of OJSC TGK-1, the Group will stop being the blocking shareholder of the generating company and will not be able to affect its decisions as before. Therefore, further holding of shares in Kolenergo and spun-off companies stopped being practical in terms of securing energy supplies to the Group.

On 25 November 2005, an agreement was reached and respective agreement was signed with Fortum Power and Heat Oy for the sale of shares in OJSC Kolenergo and companies spun off from it and owned by the Group.

Geology stream

The Group conducts geological exploration in the Taimyr and Kola Peninsulas and in the Krasnoyarsk and Tambov regions with the goal of developing and enhancing its own mineral resource base. The Group has 12 licenses for geological and geodesic exploration of subsurface resources in these regions.

In January 2006, the Group signed an agreement with Rio Tinto to establish a joint venture ("JV") to explore and prospect for base metals in South Eastern Siberia and in the Far East districts. Under this agreement, the Group will own 51% of shares in the JV, while Rio Tinto will hold the other 49%.

The joint venture will enable the two leading mining companies to cooperate in determining the resource potential of Siberia and the Far East and exploration and development. This cooperation is aimed at:

- development of a viable economic model of cooperation allowing to conduct geological and geodesic exploration of new mineral resources in Russia;
- evaluation of economic perspectives of newly discovered and known deposits which have a potential for exploration and significant capital investments;
- development of best practices and application of up-to-date scientific achievements to ensure profitable exploration, identification, evaluation and development of mineral deposits by using the respective technical, financial, and entrepreneurial skills of MMC Norilsk Nickel and Rio Tinto.

Within the framework of the JV, it is also planned to share expertise, as well as risks and costs associated with the development of natural sites of international significance. The Group's experience in exploration of Russian natural deposits will be supplemented by contemporary technical equipment of Rio Tinto and its experience as a participant in the development of large reserves. The JV will allow to reduce the time of exploration and preparation of the deposit to the development phase, as well as to use the best international practice in production. In addition, the JV will also impact extraction and production by strengthening the economic well-being of the respective Russian regions.

April 2006 was marked with another step made by the two companies towards closer cooperation – the creation of a Joint Venture LLC RioNor Exploration which is engaged in exploration and project development. RioNor Exploration is a limited liability company registered in Russia. Its headquarters is located in Moscow. The main task of LLC RioNor Exploration is identification and study of attractive deposits with a view to further create local operating companies engaged in exploration and production organization.

Sales stream

In the export market the Group sells base and precious metals through its regional distribution subsidiaries:

- Norilsk Nickel Europe in Europe;
- Metal Trade Overseas in Europe;
- Norilsk Nickel USA in the US; and
- Norilsk Nickel Asia in Asia.

On 31 December 2004, the Group stopped sales of cobalt through the joint venture Norgem (joint venture of MMC Norilsk Nickel and Sogem) and since 2005 has been selling cobalt products on its own.

RAO Norilsk Nickel has a quota (expiring in 2008) for the export of palladium. MMC Norilsk Nickel has a quota for the export of platinum, expiring at the end of 2006. In the domestic market, gold, silver and platinum group metals are sold by the Group's sales and marketing division located in the headquarters in Moscow.

Procurement stream

During 2005, Norilsk Nickel's procurement function catered to the resource requirements of nine entities within the Group. In addition, it supplied the Taimyr Autonomous District and enterprises of the Krasnoyarsk Region with petroleum products.

No production downtime occurred in the reporting year due to the procurement function. Savings amounted to approximately USD 21 million.

A large part of purchases was based on open tenders. A total of 174 tenders were held. In many cases, goods were supplied by manufacturers (a total of about USD 459.6 million, representing over 50% of all purchases in 2005).

In the reporting year, the Group pursued a number of initiatives to improve the efficiency of the following procurement functions:

- warehousing;
- workplace catering;
- supplying petroleum products to the Group's entities;
- scrap metal processing.

Support stream

The distanced position of the Norilsk industrial district and the absence of operational production capacities supporting the activities of the Group's mining stream, including for the purpose of regular repairs, precondition the existence of special-purpose production assets in the near distance from the Group's core businesses. These assets include:

- entities engaged in production of products for current and capital repairs of the fixed assets on the Taimyr Peninsula (mechanical plant, Stroykomplekt plant, TISMA plant);
- research and development, as well as design and surveying companies (mining research and development center, Norilskproject institute, JSC Gypronickel institute, design and research center);
- telecommunications company (LLC Norilsktelecom);
- non-profile service companies (the Taimyr Peninsula printing works, LLC Torginvest, resort centers Valek and Yenisei, TPO Cultural Facilities of the Taimyr Peninsula, LLC Kolabyt); and
- RAMAT-AVIV medical center (Nor-Med LTD, Israel).

As part of the ongoing reforms of the Group's management structure in 2005 the Group started to reorganize manufacturing enterprises, research and development and design and surveying entities into subsidiaries.

Maintenance stream

In 2005, maintenance stream within the Taimyr Peninsula consisted of three manufacturing entities: PO Norilskremont, Norilskshakhtservis Trust and MPO Norilskavtomatika. Maintenance stream of Kola MMC comprised of the following units: repairs shop, technical maintenance section and 2 technical and repairs shops. The units of the maintenance stream perform all types of work connected with repairs of the Group's fixed production assets.

In the course of management structure reforms in 2006 it is planned to:

- transfer all employees engaged in maintenance from production units into maintenance stream;
- establish a maintenance directorate for comprehensive management of maintenance activities;
- establish a special-purpose subsidiary engaged in maintenance on the basis of the maintenance directorate.

Construction stream

The Group's construction stream in the reporting year included two divisions of the Taimyr Peninsula – Construction department and Norilskshakhtstroy Trust on the basis of which in 2005 the Group created the construction directorate of the Taimyr Peninsula and two divisions of Kola MMC – OJSC Pechenegastroy and repairs shop.

Construction stream entities of the Group are engaged in capital construction, reconstruction, technical re-equipment, and capital repairs of production and mining facilities.

In the reporting year, the Group completed the reconstruction of the second flash smelter line at Nadezhda Metallurgical Plant and undertook environmental initiatives at the Copper Plant. In the first quarter of 2006, the Group completed the construction of vertical shaft No.7 of the Taimyrskiy mine, which is the deepest in Eurasia.

Within the framework of the management structure reforms in 2006 on the basis of the Construction Department, Norilskshakhtstroy trust and Central Construction Laboratory, it is planned to create the Group's subsidiary LLC Taimyr Construction Company.

Security stream

In the reporting period, the Group's security stream included 4 private security companies ("PSC"): PSC Nornick, PSC Nornick-N, PSC Nornick-M, and PSC Nornick-K.

In 2005, the Group proceeded with countermeasures aimed at fighting organized criminal groups stealing its products. It should be noted that fighting organized crime is the prerogative of state authorities. According to the effective legislation, commercial security services and PSCs are limited in resources and means of fighting this type of crime.

However, security services initiated more than 50 criminal proceedings based on identified thefts. The Belgium Federal Police and Bavarian Prosecutor's Office are investigating legalization and illegal sale of the precious metals stolen from the Group's enterprises.

In the reporting year, the Company for the first time introduced a new security system for production assets (refineries) of high risk based on the so-called "rotation" method. This method presupposes a selection of security guards from various Russian regions excluding those where the Group's entities are located. Implementation of this approach at Severonickel Combined Plant has not only increased the efficiency of fighting thefts of material and technical valuables, base and precious metals, but also has made a positive impact on labor discipline of the Group's staff.

Mining of ore

Ore was mined in the Taimyr and Kola Peninsulas in 2005 in accordance with the mining plans developed in line with the Production Development Strategy to 2015 approved by the Board of Directors on 18 March 2003.

Taimyr Peninsula

The total ore mining output in the Taimyr Peninsula is 4.2% higher than the previous year. This includes:

- 1.4% growth for rich ore (107,000 tonnes);
- 5.3% growth for cuprous ore (195,000 tonnes); and
- 9.2% growth for disseminated ore (302,000 tonnes).

Oktyabrsky mine is the most productive mine in the Taimyr Peninsula, it accounted for 34% of the total mining output and contributed 44% of nickel extraction, 61% of copper extraction and 51% of PGM extraction.

Kola Peninsula

During 2005, the Group continued to put into operation the first start-up set of facilities at the Severny-Gluboky mine, which allowed it to compensate for the reduction in ore production in the Tsentralny open pit mines due to the planned curtailment of production because of the depletion of resources and increase the nickel grade of the ore from 0.67% to 0.69% and the copper grade – from 0.29% to 0.32%.

Ore extraction by mine on the Taimyr Peninsula in 2003-2005

(%)



100%=13,120 thousand tonnes
100%=13,784 thousand tonnes
100%=14,388 thousand tonnes
8%
9%
10%
9%
9%
9%
23%
23%
24%
23%
23%
23%
37%
36%
34%
2003
2004
2005
Oktyabrsky
Taimyrsky Zapolyarny
Talnakh Mining Department
Medvezhy Ruchey

Ore extraction by mines on the Kola Peninsula in 2003-2005

(%)



100%=6,618 thousand tonnes
100%=6,692 thousand tonnes
100%=6,802 thousand tonnes
10%
10%
11%
3%
10%
10%
19%
80%
77%
70%
2003
2004
2005
Tsentralny
Severny
Severny-Gluboky(1) Kaula-Kotselvaara

Note:

(1) In 2005, Severny-Gluboky mine was merged with Severny mine.

Ore and metals extraction by mines on the Taimyr Peninsula in 2005

(%)



Ore
34%
23%
24%
9%
10%
100%
Nickel
44%
35%
17%
2%
2%
100%
Copper
61%
22%
15%
1%
1%
100%
PGM
51%
16%
19%
6%
8%
100%
Oktyabrsky
Taimyrsky Zapolyarny
Talnakh Mining Department
Medvezhy Ruchey

Ore and metals extraction by mines on the Kola Peninsula in 2005

(%)



Ore
70%
19%
11%
100%
Nickel
55%
12%
33%
100%
Copper
52%
13%
35%
100%
PGM
41%
45%
14%
100%
Tsentralny
Severny Kaula-Kotselvaara

Ore mined and metal grades at the Group's mines (excluding Polus and Stillwater Mining Company)

('000 tonnes or as noted)

	Type of ore	2005	2004	2003
Taimyr Peninsula				
Oktyabrsky mine	Rich	3,684	3,855	3,960
	Cuprous	1,214	1,055	896
	Disseminated	26	26	28
	Total	4,924	4,936	4,884
Taimyrsky mine	Rich	3,263	3,165	2,971
Talnakh Mining Department[1]	Rich	492	312	128
	Cuprous	2,456	2,420	2,419
	Disseminated	502	505	518
	Total	3,450	3,237	3,065
Zapolyarny mine	Disseminated	1,223	1,206	1,195
Medvezhy Ruchey mine	Disseminated	1,528	1,240	1,006
Summary	Rich	7,439	7,332	7,059
	Cuprous	3,670	3,475	3,315
	Disseminated	3,279	2,977	2,746
	Total ore mined	**14,388**	**13,784**	**13,120**
Average metal grades				
(% or as noted)				
Nickel		1.70	1.74	1.73
Copper		2.97	3.03	3.13
PGM (g/tonne)		9.43	–	–
Kola Peninsula				
Tsentralny mine	Disseminated	4,774	5,124	5,305
Severny mine	Disseminated	1,302	675	656
Severny-Gluboky mine[2]	Disseminated	–	194	–
Kaula-Kotselvaara mine	Disseminated	726	699	657
Summary	**Total ore mined**	**6,802**	**6,692**	**6,618**
Average metal grades				
(%)				
Nickel		0.69	0.67	0.66
Copper		0.32	0.29	0.29

Notes:

(1) In 2003, Mayak, Skalistaya and Komsomolskaya mines were included in the Talnakh Mining Department.

(2) In 2005, Severny-Gluboky mine was merged with Severny mine.

Enrichment

Taimyr Peninsula

The existing production facilities of two enrichment plants at the Taimyr Peninsula provide for the processing of all types of extracted ore (rich, cuprous and disseminated ores) with an output of 14 million tonnes a year and secondary raw materials (previously stored pyrrhotite concentrates) with an output of up to 900,000 tonnes a year.

Due to the growth of ore extraction volumes in 2005, the processing of raw ore at the enrichment plants exceeded the 2004 level by 697,000 tonnes of ore. As for the production of metal concentrate:

- nickel in nickel concentrate was up by 3,000 tonnes; and
- copper in copper concentrate was up by 4,000 tonnes.

Extraction of nickel to collective concentrate within the enrichment cycle in 2005 was 84.3%, an increase by 0.3% on the previous year.

Extraction of copper to collective concentrate within the enrichment cycle in 2005 was 96.7%, an increase by 0.1% on the previous year.

Following the approval in 2004 of the temporary atmospheric sulfur dioxide emission limits for the Taimyr Peninsula entities for the period up to 2009, the Group proposed organizational and technical measures to ensure compliance with the limits subject to preservation of the current production levels. Implementation of those measures allowed the Group to operate within the agreed limits in 2005.

Key measures include:

- transfer of rich ore processing (ore swapping) from the Norilsk Enrichment Plant to the Talnakh Enrichment Plant;
- reconstruction of the nickel floatation system at the Talnakh Enrichment Plant, introducing additional crushing of the core nickel concentrate.

Norilsk Enrichment Plant

Alongside with the 6.2% increase in raw ore processing in 2005 compared to 2004, the plant slightly reduced the processing of stored pyrrhotite concentrate by 6.3%.

In 2005, the quality of nickel and copper concentrates sank below the level of commodity concentrates observed in 2004. The content of nickel in nickel concentrate fell from 4.7% (2004) to 4.0% (2005); copper in copper concentrate – from 25.1% (2004) to 24.2% (2005). The extraction rate of nickel to nickel concentrate fell from 70.4% (2004) to 65.7% (2005), and copper to copper concentrate – from 71.9% (2004) to 66.6% (2005).

Key reasons for the decline in production indicators at the Norilsk Enrichment Plant include the complete transfer of rich ore processing from the Norilsk Enrichment Plant to the Talnakh Enrichment Plant and the deterioration in the technical characteristics of stored pyrrhotite concentrate due to changes in its material and granular composition.

To stabilize the production process at the Norilsk Enrichment Plant and to increase the extraction rate of nickel to nickel concentrate during the enrichment of stored pyrrhotite concentrate, the Group developed an investment project expected to be implemented in 2006–2007, which will help to improve the qualitative and quantitative characteristics of enrichment.

Talnakh Enrichment Plant

In 2005, the processing level of raw ore at the Talnakh Enrichment Plant was 4.4% higher than in 2004. Throughout the year the Talnakh Enrichment Plant continued to develop the selectively-collective-selective ("SCS") enrichment process, which allowed the Plant to increase nickel extraction to nickel concentrate and reduce metal loss in tailings as compared to the direct selection method. The content of nickel in nickel concentrate increased from 9.0% (2004) to 9.6% (2005); the content of copper in copper concentrate remained at the 2004 level. The extraction of nickel and copper to the respective concentrates corresponds to the 2004 level.

The SCS process development makes it possible to further use the waste in the tailings to fill in the developed mining areas.

Kola Peninsula

The capacities of the enrichment factory of the Pechenganickel combined plant provide for the processing of all extracted ore and approximately 500,000 tonnes of poor ore (nickel content – 0.4%, copper content – 0.1%) from the waste stock piles of the Tsentralny mine.

In 2005, the enrichment plant completed the implementation of measures aimed at improving the quality of concentrate while preserving the metal extraction rate; as a result, nickel content in nickel concentrate increased from 8.4% (2004) to 8.5% (2005) and copper content in copper concentrate increased from 3.6% to 4.1%. However, the extraction of nickel to nickel concentrate fell from 74.5% to 72.7% and extraction of copper increased from 74.7% to 77.5%.

The reduction of the extraction rate of nickel to nickel concentrate during the re-equipment of the enrichment processes in 2005 was mainly due to changes in the structure of raw ore processed represented by the increased share of hard-cleaning ores caused by the growth of ore extraction at the facilities of Severny-Gluboky mine in 2004 and the reduction in extraction volumes in the Tsentralny mine.

To stabilize the production process at the Enrichment Plant and to increase the extraction rate of nickel to nickel concentrate, the Group and JSC Gipronickel Institute developed an action plan expected to be implemented in 2006–2007.

Metallurgy

In 2005, the Group undertook measures to improve the production processes and key production equipment at its metallurgical plants: the Group completed the first stage of the reconstruction of the 2nd production line of the flash smelters at Nadezhda Metallurgical Plant and the reconstruction of production line No. 1 for the production of elemental sulfur at the Copper Plant.

At the Taimyr Peninsula, extraction of nickel to final products increased from 94.7% to 95.0%, and nickel increased from 92.9% to 93.0%. The rate of nickel extraction to high-grade matte at the smelting plant was 96.2%, which is 0.03% up from previous year.

The Group continued its efforts aimed at reducing losses and increasing base metal extraction, Severonickel increased nickel extraction to final products by 0.2% in comparison to the previous year and increased copper extraction to final products by 0.07%.

Extraction of metal by the Group's enrichment plants (excluding Polus and Stillwater)
(%)

	2005	2004	2003
Taimyr Peninsula			
Norilsk Enrichment Plant			
Recovery from nickel concentrate			
Nickel	65.7	70.4	72.7
Copper	24.9	20.5	21.6
Recovery from copper concentrate			
Nickel	8.2	7.7	7.6
Copper	66.6	71.9	72.2
Talnakh Enrichment Plant			
Recovery from nickel concentrate			
Nickel	73.5	73.9	73.4
Copper	20.7	21.0	21.0
Recovery from copper concentrate			
Nickel	5.1	5.0	5.4
Copper	76.3	76.4	76.2
Recovery from pyrrhotite concentrate			
Nickel	8.9	7.3	7.2
Copper	1.7	1.1	1.2
Total metal recovery on **the Taimyr Peninsula**			
Nickel	84.3	84.0	84.2
Copper	96.7	96.6	96.7
Extraction of metal from concentrates in the metallurgical processes			
Nickel	93.0	92.9	93.2
Copper	95.0	94.7	94.5
Kola Peninsula			
Pechenganickel Enrichment Plant No. 1 (from ore to matte)			
Recovery from collective concentrate to matte			
Nickel	73.3	75.5	76.3
Copper	82.1	80.7	82.6
Severonickel metallurgical operations			
Nickel	97.0	97.2	96.9
Copper	96.1	96.7	96.5

Metal production

In 2005, the Group continued its efforts to reduce work-in-progress at the metallurgical plants on the Taimyr Peninsula – 6,700 tonnes of nickel (6,400 tonnes in 2004) were used in processing. Increased volumes of extracted and processed raw ores (4.4% up from 2004) facilitated the growth of internally produced nickel by 0.8%, including the tolling processing of high-grade matte at the refining facilities of the Kola Peninsula. The growth of copper production by 1.3% (including tolling) in comparison to the previous year is explained by increased supplies of raw ores with copper. The 3.3% increase of metallic nickel production at the Kola Peninsula is due to the growth in deliveries of high-grade matte at the Taimyr Peninsula and the production of metals from its own raw ores. The 3% decrease in copper production is explained by the reduction in processing of purchased copper scrap.

2005 saw an increase in the production of platinum group metals (PGM) both at the Taimyr Peninsula and the Kola Peninsula in comparison to 2004, which was due to increased deliveries of PGMs with raw ores for processing and the completion of work-in-progress.

Gold production at MMC Norilsk Nickel (excluding Polus) grew by 12% due to the increase in its supply for processing and the depletion of work-in-progress at the Taimyr Peninsula.

Volume of metal produced by the Group (excluding Polus and Stillwater)

('000 tonnes or as noted)

	2005	2004	2003
Taimyr Peninsula			
Nickel	123	127	132
Copper	361	353	345
Gold ('000 ounces)	144	123	122
Kola Peninsula			
Nickel [1, 2]			
From own ores	37	36	35
From other materials	83	80	71
Total nickel	**120**	**116**	**107**
Copper			
From own ores	35	16	15
From other materials	56	78	91
Total copper	**91**	**94**	**106**
Gold ('000 ounces)	8	12	14
Total volume of metal produced by the Norilsk Nickel Group (excluding Polus and Stillwater)			
Nickel[1]	**243**	**243**	**239**
Copper	**452**	**447**	**451**
Palladium ('000 ounces)	**3,133**	**–**	**–**
Platinum ('000 ounces)	**751**	**–**	**–**
Gold ('000 ounces)	**151**	**135**	**136**

Notes:

(1) Excludes nickel produced from purchased materials.

(2) Totals may differ from the sum of the components due to rounding.

Volume of metal produced by Stillwater Mining Company

In 2005, Stillwater Mining Company, in accordance with the production plan, produced an aggregate of 554,000 ounces of palladium and platinum. In 2004, 569,000 ounces of palladium and platinum was produced. The decrease in the aggregate production volumes reflects the allocation of operating resources to improve mining conditions in 2005.

The production of PGM at Stillwater mine in 2005 fell by 6% to approximately 381,000 ounces as compared to 405,000 ounces in 2004. Production of PGM at East Boulder mine increased by 5% to approximately 173,000 ounces compared to 2004.

The volume of secondary processing of PGM grew in 2005 by 27% to 209,000 ounces as compared to 165,000 ounces in 2004.

Volume of metal produced by Stillwater Mining Company

('000 ounces)

	2005	2004	2003
Stillwater mine			
Palladium	293	311	163
Platinum	88	94	49
Total	**381**	**405**	**212**
East Boulder mine			
Palladium	135	128	63
Platinum	38	36	18
Total	**173**	**164**	**81**
Total volume of metal produced by Stillwater Mining Company			
Palladium	428	439	226
Platinum	126	130	67
Total	**554**	**569**	**293**


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Structure of the Group's capital investments per IFRS
(US dollars million)

Country and purpose	2005	2004
Russian Federation		
Production assets		
Mines	149	146
Enrichment	42	37
Metallurgy	116	89
Energy	78	75
Auxiliary facilities	48	35
Total production assets	**433**	**382**
Non-production assets	26	61
Equipment not budgeted in construction projects and in replacement of obsolete equipment in the Russian Federation	125	125
Total MMC Norilsk Nickel	**584**	**568**
Capital investments of Polus	149	46
United States of America		
Capital investments of Stillwater Mining Company	18	21
Total capital investment of the Group	**751**	**635**

In 2005, the Group's efforts were directed at sustaining the quantity of metal extracted in ore, at the modernization and reconstruction of production facilities and at decreasing the unit product cost. Priority directions for the Group's investment policy in 2005 included:

- construction and commissioning of mining facilities to ensure the timely replacement of decommissioned facilities and the preservation of the extracted ore volume at the current level;
- upgrade and re-equipment of facilities in the ore enrichment and metallurgic processes;
- implementation of automatic systems for the management of production processes; and
- performance of environment protection activities to reduce emissions and improve the natural environment.

In 2005, the Group's capital investment per IFRS (excluding Polus) totaled USD 602 million. Capital investment in production assets in the Russian Federation amounted to USD 433 million, investment in equipment not budgeted in the construction projects and in replacement of the obsolete equipment amounted to USD 125 million.

Mining and metallurgical production assets

Mining

In 2005, USD 149 million was invested in the development of the mining production facilities, mostly in the construction of mining production facilities on the Taimyr Peninsula (USD 116 million).

Taimyr Peninsula

In 2005, the Group continued capital work on the main facilities of the Taimyr Peninsula ore base.

USD 44 million was invested for the construction of facilities at the Skalisty mine in 2005:

- USD 39 million were spent to replace the decommissioned production facilities and ensure the commissioning of production facilities for disseminated ore extraction and the development of flank reserves of rich and cuprous ores;
- USD 5 million were spent on stripping, preparation and mining of rich and cuprous ores in the Talnakh deposit and the deep ores of the Oktyabrsky deposit.

USD 24 million was invested in the Oktyabrsky mine, in the reconstruction of the existing facilities of the –650m horizon used for the mining solid sulfide ores in the western flank of the deposit (expected completion date of project – 2014), as well as facilities for the stripping, preparation and mining of cuprous ores (expected completion date of project – 2007).

USD 22 million was invested in the Taimyrsky mine in 2005 for the reconstruction of the existing facilities and developing new horizons: –1100m, –1300m, –1400m and to replace decommissioned facilities for copper and nickel ore production.

USD 16 million was invested in the Komsomolsky mine in 2005 in the construction of the following facilities:

- development of rich and cuprous ore reserves at the flanks. Project started in 2000 and expected completion date of project is 2008. Project objective – extraction of flank reserves of rich and cuprous ores aimed at sustaining the mine's output. Capital investment in 2005 – USD 5 million;
- mining of disseminated ore. Start-up facilities. Project started in 1992 and expected completion date of project – 2008. Project objective – extraction of disseminated ores due to the decommissioning of rich and cuprous ore extraction facilities. Capital investment in 2005 – USD 10 million;
- modernization of skip winding facilities. Project objective – comprehensive technical re-equipment of the winding facilities of the skip shaft. Capital investment in 2005 – USD 1 million.

USD 6 million were invested in the Anhydrite mine producing anhydrite (raw materials for production of consolidating stowing on the Talnakh ore field) and USD 4 million was invested in the Zapolyarny mine.

Kola Peninsula

In 2005, the principal investment in the ore facilities on the Kola Peninsula (USD 33 million) went to construct the Severny-Gluboky underground mine, to replace the decommissioned facilities of the Tsentralny mine and to ensure the optimum load of the processing facilities on the Kola Peninsula. Project started in 2000 and expected completion date of project is 2010. Capital investment in 2005 amounted to USD 28 million.

Capital investment of USD 4 million was used to develop ore reserves on –620m and –740m horizons of the Severny mine. The objective of the project initiated in 2001 is to develop the remaining ore reserves of the Zapolyarnoye deposit.

Approximately USD 1 million was invested in capital mining work at the Kaula-Kotselvaara mine. The expected completion date of the project is scheduled for 2008.

Enrichment

Taimyr Peninsula

In 2005, investment in the enrichment facilities in the Taimyr Peninsula amounted to USD 40 million, including USD 27 million invested in the construction of the Norilsk Enrichment Plant facilities.

At the Norilsk Enrichment Plant most investments were made in the construction of a set of projects:

- addressing the issues of enrichment tailings storage in the Taimyr Peninsula;
- preservation of production output; and
- compliance with environmental legislation.

Reconstruction of the Lebyazhye tailings pit will provide the necessary tailings storage capacities for the Taimyr Peninsula enrichment plants in view of the potential ore mining and processing volumes. Project started in 2002, expected completion date of the project is 2007.

Kola Peninsula

USD 2 million was spent on additional and start-up work to complete the Pechenganickel Enrichment Plant No. 1 modernization project on the Kola Peninsula. The facility was put into operation in 2005. The project's main objective was to replace depleted equipment on the floatation and grinding sections in order to improve the extraction of nickel into collective concentrate by 9%-10%. This will increase production efficiency on account of the reduction of costs in the smelting process.

Metallurgical production

Taimyr Peninsula

During 2005, investment in the development of the metallurgic production of the Taimyr Peninsula amounted to USD 111 million.

At the Nadezhda Metallurgical Plant:

- USD 82 million was spent to reconstruct the production line of flash smelter No. 2 to increase its productivity to 850,000 tonnes per year and facilitate a possible further increase to 1,200,000 tonnes per year;
- capital expenditures in 2005 amounted to USD 22 million due to ongoing project of oxygen block replacement aimed at developing oxygen production on the Taimyr Peninsula. The project is scheduled for completion in 2006; and
- USD 2 million was spent for the completion of construction and installation work in the reconstruction of the production line of flash smelter No. 1 in order to increase the capacity of the nickel ore processing line to one million tonnes per year.

At the Copper Plant, USD 5 million was invested in the completion of the construction and installation work involved in the reconstruction project of the production and suction gas evacuation system in the smelter and elemental sulfur production section.

Kola Peninsula

In 2005, investment in metallurgic production of the Kola Peninsula amounted to USD 5 million, of which USD 3 million was invested in the development of metallurgic production support on the Kola Peninsula.

At the Severonickel combine, an investment of USD 2 million was made to complete the construction and commission the testing block for copper and nickel concentrate smelting of the two zones Vanukov furnace. The main objective of the project initiated in 2004 was to create an experimental pyrometallurgical site for all the companies of MMC Norilsk Nickel as part of the Program of metallurgic production modernization.

Energy facilities

Taimyr Peninsula

USD 25 million was spent to ensure reliable production and reserve capacity for the production of thermal power, of which USD 24 million was invested in the following main capital construction projects:

- implementation of the TPP-1 reconstruction project "Replacement of medium pressure turbine units. The replacement of TA-20 with the generator (start-up complex)" will provide the required quantity of thermal and electric power to the production facilities, reduce the number of turbine units while preserving the necessary capacity, and create reserve capacities for the generation of thermal and electric power in accordance with the Development Concept of the Energy Complex in the Norilsk Industrial District. Investments in 2005 amounted to USD 11 million. The project is scheduled to be completed in 2006;
- the project for the technical water supply reconstruction "Water conduit 2D = 900 from KP-5 to Nadezhda Metallurgical Plant" initiated in 1999 is continuing at the Copper Plant. As a result of the project, it is planned that reliable and continuous technological water supplies in the required quantities will be ensured for consumers and costs related to technological water losses as a result of water conduit holes, as well as respective repair costs, will be eliminated. Capital investments in 2005 amounted to USD 11 million and the project is scheduled for completion in 2006;
- replacement of water boiler No. 1. Main project objective is to ensure the production of the required quantity of thermal power to meet consumers' needs and to provide reserve capacities for thermal energy production in accordance with the Development Concept of the Energy Complex in the Norilsk Industrial District. Capital investment in 2005 amounted to USD 3 million.

OJSC Taimyrgaz

In 2005, the Group continued construction of the Pelyatka gas condensate deposit in the Taimyr Peninsula, with an investment of USD 52 million. In 2005, 3 wells were commissioned. Thus, the Group had 14 drilled wells by the end of the year (of which 11 are operating).

The pilot-industrial operation of the Pelyatka gas condensate deposit, which was started in 2003, will continue until 2008 when commercial operation will start. The commissioning of the overall gas condensate deposit will allow the Group to meet the demand for gas supplies for the entities in the Norilsk Industrial District for at least 50 years.

Kola Peninsula

An investment of USD 1 million was made in the energy facilities of the Kola Peninsula to ensure reliable operation of the existing facilities.

Auxiliary facilities and equipment not budgeted in construction projects and in replacement of obsolete equipment

Investments in auxiliary facilities amounted to USD 48 million. They were mainly spent on the production process support and for the improvement of the Group's employees' working conditions.

In 2005, USD 125 million was invested in equipment not budgeted in construction projects and in replacement of obsolete equipment.

An investment of USD 26 million was made in the acquisition of equipment necessary to support the current operations of branches (excluding the Taimyr Peninsula), subsidiaries and associates of the Group.

Taimyr Peninsula

In 2005, investments in equipment not budgeted in construction projects and in replacement of obsolete equipment amounted to USD 84 million, meant for the acquisition of the following:

- mining equipment – USD 41 million;
- surveyor's instruments, control and analytical equipment and other equipment – USD 20 million;
- lifting and transportation equipment – USD 9 million;
- general plant equipment – USD 8 million;
- power equipment – USD 4 million; and
- drilling equipment – USD 2 million.

Kola Peninsula

Of the total investment in equipment not budgeted in construction projects and in replacement of obsolete equipment, which amounts to USD 15 million, investments in:

- heavy and transport equipment amounted to USD 8 million;
- auxiliary and technological equipment, as well as communication equipment and control and measurement devices – USD 3 million;
- power equipment – USD 2 million; and
- general plant and chemical equipment – USD 2 million.

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Ni Cu

In 2005, the Group sold its base metal through its own distribution network in the external markets:

Sales of metals produced by the Group (not including gold mining assets (Polus)
('000 tonnes or as noted)

Products	2005	2004	2003
Nickel	244	250	308
Copper	450	451	467
Palladium ('000 ounces)	3,231(1)	–	–
Platinum ('000 ounces)	758(1)	–	–
Gold ('000 ounces)	162	135	147

Note:
(1) Until 2005 the information on the sales of PGM produced by Norilsk Nickel Group in Russia was subject to state secrecy laws. As a result of changes to the law on state secrecy made in 2005, the Norilsk Nickel Group is now allowed to disclose both current information on PGM and information on past periods beginning from 18 February 2004. Information on the periods before that date remains secret.

Nickel

In 2005, the Group sold 244,000 tonnes of nickel, an insignificant decrease of sales volumes as compared to 2004 is explained by the change in the current inventory in accordance with the geographical structure of sales.

Copper

In 2005, copper sales amounted to 450,000 tonnes, which nearly corresponds to the level of sales in 2004.

Palladium and platinum

Despite a difficult market situation and a considerable surplus in the palladium market, sales policy enabled the Group to sell the volume of PGMs produced during 2005. Sales of palladium and platinum produced by the Group in Russia amounted to 3,231 thousand and 758,000 ounces respectively.

Gold

The Group sold all the gold produced to commercial banks in Russia. Sales of gold produced by the Group (not including Polus) increased in physical terms from 135,000 ounces in 2004 to 162,000 ounces in 2005.

Sales of Stillwater Mining Company

In 2005, Stillwater Mining Company sold a record 1.2 million ounces of PGMs from mine production and other PGMs activities.

Sales of metals produced by Stillwater Mining Company
('000 ounces)

Products	2005	2004	2003
Palladium	933(1)	850(1)	223
Platinum	216	202	64

Note:
(1) Sales in 2005 include about 439 thousand ounces of palladium (2004: 375 thousand ounces) delivered out of the inventory received in the 2003 Norilsk Nickel transaction. In the first quarter of 2006, Stillwater Mining Company completed the sale of palladium received in the 2003 transaction.


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In 2005, the Group performed the following activities in accordance with the key provisions of the Group's Environmental Policy related to:

- gradual reduction of pollutant emissions into the atmosphere;
- consistent reduction of polluted wastewater discharge to water bodies; and
- improvement of waste disposal sites in order to decrease environmental impact.

Taimyr Peninsula

In 2005, the Group completed a number of major investment projects aimed at reducing atmospheric emission of pollutants, as part of the long-term production upgrade program.

The key environmental result of the reconstruction and launch of the start-up complexes of the production lines of flash smelters No. 1 and 2 at Nadezhda Metallurgical Plant, in addition to the increased efficiency of the gas purification equipment, is the creation of the ability for closing down the obsolete pyrometallurgic facilities at the Nickel Plant, which were a source of lean sulfur containing gases that were not reclaimable.

In order to increase the productivity of the Copper Plant, the Group completed reconstruction of production line No. 1 for the production of elemental sulfur from rich gases from the Vanyukov furnaces – a waste heat boiler and a catalyst were installed. When the line reaches design capacity, they will reclaim additional amounts of gases and will reduce dioxide emission by 100 thousand tonnes per year.

In 2005, the Gipronickel Institute completed the design work for the reconstruction of production line No. 2 for sulfur production at the Copper Plant; the implementation of this project within the next several years will reduce sulfur dioxide emission in the atmosphere by the Copper Plant by 40% as compared to the emission in 2005.

In 2005, the Group increased the rate of reclamation from waste gases of the metallurgical facilities by 4.1% (by 7.2% at the Copper plant) as compared to the previous year. Sulfur dioxide emission per tonne of base metal produced decreased by 3.8%. Total atmospheric emissions of pollutants were reduced by 2.9% as compared to 2004 (with the total emissions of sulfur dioxide down by 2.8% and hard elements by 5.0%). The efficiency of the operation of the gas and dust purification facilities for the overall Taimyr Peninsula increased to 98.96% (as compared to 98.95% in 2004).

In 2005, design work was performed on a number of projects for the purification of sewage and wastewater for the Group's production facilities. The implementation of these projects in 2006-2008 will ensure an aggregate reduction of unpurified sewage and waste water discharge by 12 million m^3 per year.

In 2005, the aggregate volume of water intake by the Taimyr Peninsula for technological needs and utility water supply reduced by 5% as compared to 2004; the total volume of water discharge decreased by 1% with the mass of pollutants discharged with the wastewater reduced by 10%.

In 2005, the Group implemented a range of measures to reduce the negative impact of the production waste on the environment. The Group continued to reconstruct the Lebyazhie tailing pond intended for joint storage of enrichment tailings from the Norilsk and Talnakh enrichment plants. The implementation of the project ensured environmentally friendly disposal of ore enrichment tailings, preventing pollutants from penetrating soil and water.

In 2005, the Group continued to implement a program of rational waste utilization providing for the use of:

- enrichment tailings for the aggradation of the tailing pond dams;
- metallurgical slag as construction material for road construction, road filling and preparation of filling mixes;
- stripping and solid rocks to fill the exhausted mines;
- excavations of exhausted quarries; and
- reclaim land disturbed by mining works.

As a result, the overall volume of waste disposal by the Taimyr Peninsula decreased by 6.4% in 2005 as compared to 2004 despite the general increase of waste in the reporting year.

The Taimyr Peninsula was awarded a Diploma by the Federal Service for Environmental, Technological and Atomic Supervision in July 2005 for the extensive contribution to the development and implementation of environment protection projects.

On 22 November 2005, MMC Norilsk Nickel was awarded the honorary diploma as the Leader in Environment Protection Activity for active participation in the implementation of the state environmental policy in the Russian Federation by the organizational committee of the Russian National Conference New Government Environmental Policy in the Russian Federation, which took place in the Kremlin State Palace; and a number of the Group's environmental specialists were awarded honorary medals For Achievements in Environment Protection.

Kola Peninsula

During the reporting period, the Kola Peninsula performed a number of projects aimed at reducing the impact of its operations on the environment.

Severonickel Combined Plant:

- completed the construction of the testing block of the two zones Vanukov furnace and conducted a series of tests of the new technology of concentrate smelting into high-grade matte (implementation of this technology at the Group's companies will significantly reduce sulfur dioxide emission in the atmosphere);
- reconstructed and put in the operation suction systems in the refining shop;
- started the project to replace the catalyst chamber in the technological system No. 3 of the sulfuric acid shop;
- replaced the collector of fume-laden gas from the electric filters in the roasting and reduction unit of the refining shop (the work is to be completed in the first half of 2006);
- reclaimed a total of 12.2 ha of disturbed land in the Monchegorsk district; and
- planted 1.7 ha of the Plant's industrial site with trees.

Pechenganickel Combined Plant:

- as part of the metallurgic production upgrade program financed jointly by the Group and the Norway government, continued work to reconstruct the roasting shop;
- completed reconstruction of the third floatation section in the enrichment factory in order to increase nickel grade of the concentrate and decrease the transfer of sulfur to metallurgic phases;
- continued to build the biological treatment plant for Zapolyarny city with implementation of an ultraviolet disinfection technology;
- reclaimed 2.4 ha of disturbed land in the Pechenga district; and
- planted 1.6 ha of the Plant's industrial site with trees.

Total atmospheric emissions of pollutants in the Kola Peninsula were reduced by 1.2% as compared to 2004 (with the total emissions of hard elements down by 15.7% and sulfur dioxide by 0.2%).

The key focus of the Kola Peninsula in water resource protection is on:

- reduction of all pollutant discharge to allowable limits, development of an optimum scheme for the reclamation of the salt discharge from the electrolytic shops at the Severonickel combine; and
- searching for options to purify mine waters at Pechenganickel Combined Plant.

In March 2005, following the competition jointly organized by the International Institute of Business Quality and the Academy of Quality Issues, sponsored by the Federal Agency for Technical Regulation and Metrology, Kola MMC was included in the Register of the top 100 environmentally oriented companies and awarded a diploma.


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During 2005, the Group continued to implement an international quality management and environmental standards in the principal management and production structures of the Group.

In December 2005, MMC Norilsk Nickel received certificates of compliance with the requirements of ISO 9001:2000 and ISO 14001:2004 for its integrated system of quality and environment protection management in the area of Production and Project Management, Sales and Supplies of Products (Nickel, Copper, Cobalt, Precious Metals, Sulfur, Selenium, Tellurium). The system was accredited by the international bodies such as the United Kingdom Accreditation Service (UK) and Dutch Accreditation Council – Road voor Accreditatie (Netherlands). The Group received a unified certificate of compliance with the two international standards for its Integrated System, for the first time in the history of international certification.

The Taimyr Peninsula implemented and in September 2005 certified its quality management system for compliance with international standards ISO 9001:2000 in the area of Production of Nickel, Copper and Cobalt. This system was subsequently accredited by international accreditation bodies such as the United Kingdom Accreditation Service (UK), Dutch Accreditation Council RvA (Netherlands), Deutschen Akkreditierungs Rat (Germany) and American National Accreditation Board (USA). In 2005, the Taimyr Peninsula also continued implementation of the environmental management system in accordance with ISO 14001:2004.

In June 2005, a supervisory audit performed at the Kola Peninsula confirmed the compliance of the current quality management system in the area of Production of Nickel, Copper, Cobalt and Their Compounds, Precious Metal Concentrates and Sulfuric Acids with the requirements of the international standards ISO 9001:2000. At the same time, the current system of environmental management in the area of Production of Ore, High-grade Matte, Nickel, Copper, Cobalt and Their Compounds, Precious Metal Concentrates and Sulfuric Acid was recertified for compliance with the international standards ISO 14001:2004.

The Murmansk transportation branch, in accordance with the requirements of the International Convention for the Safety of Life at Sea, prepared the overall management system of the branch for the certification for compliance with the International Management Code for the Safe Operation of Ships and for Pollution Prevention.

Therefore, in the reporting year the Group received international compliance certificates in the above areas and their accreditation in the countries presenting practical interest as consumers of the Group's products.

The main task for the near future is to maintain, improve and develop all the implemented and certified management systems based on the integration principles.

Technical regulation

In 2005, MMC Norilsk Nickel continued participation in the systematic work conducted by the Russian Federation Government to reform the technical regulations in accordance with the norms set out in the Federal Law On Technical Regulation.

These efforts are aimed at ensuring maximum agreement of the positions of the society, government and the Group in the development of the technical legislation and legal assurance of the production operations conducted. The Group participated in the work of the Coordination and Expert Board for Technical Regulation under the Expert Department of the Russian Federation President, the Metallurgy Committee of the Russian Chamber of Commerce and the expert commissions of the Ministry of Industry and Energy of the Russian Federation as regards the principal lines of the Group's operations.

The Group carries out expert examinations of draft federal legislation (general and special technical regulations issued in the form of federal laws) worked out pursuant to the Program of the Technical Regulation Development approved by Directive of the Russian Federation Government No. 1421-r dated 6 November 2004. It considered and prepared comments regarding the 14 drafts of federal legislation exposed for public discussion, including the following technical regulations:

- on environmental safety;
- on the safety of the process of extraction, enrichment and processing of mineral resources;
- on the safety of the processes in metallurgic production;
- on fire safety;
- on the safety of the operation and disposal of machines and equipment;
- on the safety of the processes of production, application, storage, transportation, sale and disposal of toxic and highly toxic substances.


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Review of financial performance of Norilsk Nickel Group not including gold mining assets (Polus) in 2005

MMC Norilsk Nickel and subsidiaries present the results of the consolidated annual financial statements for the year ended 31 December 2005 prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial statements have been audited by Deloitte & Touche in accordance with the International Standards on Auditing, which issued an unqualified audit opinion on them.

The measurement currency of the consolidated annual financial statements is the Russian Ruble, which reflects the economic substance of the operations conducted by the Group that has most of its assets in the Russian Federation.

The presentation currency of the Group is the United States of America Dollar. Using USD as a presentation currency is common practice for global mining companies.

At an Extraordinary General Meeting of Shareholders held on 30 September 2005 the qualified majority of the eligible voting shareholders of MMC Norilsk Nickel voted in favor of the spin-off of Polus and its subsidiaries (hereinafter – "the Polus Group"). As a result of the spin-off, Polyus Gold, a new Russian joint stock company, was formed on 17 March 2006. It received from MMC Norilsk Nickel 100% of shares in CJSC Polus and a cash contribution of USD 360 million (RUR 10 billion).

Due to the spin-off of the gold mining assets, the financial result, assets and liabilities of the Polus Group intended for disposal were presented separately in the respective sections of the financial statements.

Consolidated financial highlights

(US dollars million or as noted)

	2005	2004	2003
Gross metal sales revenue			
Nickel	3,674	3,564	2,824
Copper	1,644	1,265	828
Palladium	914	1,005	640
Platinum	864	706	537
Gold	73	51	68
Total gross metal sales revenue	7,169	6,591	4,897
Cost of metal sales	2,994	2,938	2,761
Gross profit on metal sales	4,175	3,653	2,136
Selling, general and administrative expenses	841	821	734
Other net operating expenses	58	166	45
Operating profit	3,276	2,666	1,357
Profit before taxation	3,116	2,507	1,174
Net profit for the year	2,352	1,857	741
Cash and cash equivalents	922	1,346	950
Investments in securities and other financial assets	690	1,407	162
Capital construction-in-progress	1,184	1,208	1,119
Property, plant and equipment	5,961	6,644	5,801
Total assets	14,730	13,632	10,793
Short-term borrowings	357	552	438
Long-term borrowings	635	657	169
Share capital and reserves	11,397	10,643	8,172
Total liabilities	3,333	2,989	2,621
Net cash flows generated by operating activities	2,994	2,504	1,526
Net cash flows used in investing activities	(1,455)	(2,028)	(490)
Net cash flows used in/generated by financing activities	(1,878)	21	(487)
Weighted average number of ordinary shares in issue for the year	201[1]	211[2]	211[2]
Basic and diluted earnings per share, US cents	1,133	893	420
Declared dividend per share, US cents	347	247	137

Notes:

(1) Excluding 25 million treasury shares.

(2) Excluding 3 million treasury shares.

Metal sales revenue

In 2005, revenues from metal sales increased by 9% from 2004 to a total of USD 7,169 million. The main reason for the revenue growth in 2005 was the increase of the average annual sales prices for all metals sold by the Group, except for palladium.

Favorable situation in the metal markets, extension of the sales geography and focus on end customers enabled the Group to have a revenue increase for all metals of USD 578 million, of which USD 489 million (85%) for base metals, and USD 89 million (15%) for PGMs and gold.

Average export selling price for metals (excluding the Polus group and Stillwater Mining Company)

(US dollars per tonne or as noted)

Metal	2005	2004	2003
Nickel	14,560	14,121	8,991
Copper	3,652	2,820	1,765
Palladium (US dollars per ounce)[1]	205	–	–
Platinum (US dollars per ounce)[1]	901	–	–

Note:

(1) Until 2005 the information on the sales of PGM produced by Norilsk Nickel Group in Russia was subject to state secrecy legislation. As a result of changes in the legislation and other regulatory acts on state secrecy made in 2005, the Norilsk Nickel Group is now allowed to disclose current information on PGM and information on past periods, beginning 18 February 2004. Information on the periods before that date remains secret.

Physical volumes of metals sold by the Group (excluding the Polus group)

Metal	2005	2004	2003
MMC Norilsk Nickel			
Nickel ('000 tonnes)[1]	244	250	308
Copper ('000 tonnes)	450	451	467
Palladium ('000 ounces)[2]	3,231	–	–
Platinum ('000 ounces)[2]	758	–	–
Gold ('000 ounces)	162	135	147
Stillwater Mining Company			
Palladium ('000 ounces)	933[3]	850[4]	223
Platinum ('000 ounces)	216	202	64

Notes:

(1) Except for sales of refined metal purchased from third parties.

(2) Until 2005 the information on the sales of PGM produced by Norilsk Nickel Group in Russia was subject to state secrecy legislation. As a result of changes in the legislation and other regulatory acts on state secrecy made in 2005, the Norilsk Nickel Group is now allowed to disclose current information on PGM and information on past periods beginning from 18 February 2004. Information on the periods before that date remains secret.

(3) Include 439 thousand ounces of palladium delivered ex the inventory received in 2003 as part payment in the Norilsk Nickel transaction.

(4) Include 375 thousand ounces of palladium delivered ex the inventory received in 2003 as part payment in the Norilsk Nickel transaction.

Nickel

Revenue from nickel sales increased by 3% from USD 3,564 million in 2004 to USD 3,674 million in 2005. In 2005, the decrease in the physical volume of nickel sales (not including sales of metals purchased from third parties) by 2% (6,000 tonnes) to 244,000 tonnes as compared to 2004 was offset by an increase in the average annual nickel export price of 3% – from USD 14,121 per tonne in 2004 to USD 14,560 in 2005.

Copper

During 2005, the physical volume of copper sales amounted to 450,000 tonnes, which nearly corresponds to the level of sales in 2004. Due to a significant growth in the average annual copper export price by 30% – from USD 2,820 per tonne in 2004 to USD 3,652 per tonne in 2005, the revenue from copper sales grew by 30% and reached USD 1,644 million in 2005 as compared to USD 1,265 million in 2004.

Palladium

Palladium sales decreased by 9% from USD 1,005 million in 2004 to USD 914 million in 2005. The main contributing factor for the palladium sales decrease is the decline in the average annual palladium export price from 2004. Palladium sales without Stillwater decreased by 9% from USD 725 million to USD 661 million in 2005. In physical terms, sales of palladium produced by the Group in Russia amounted to 3,231,000 ounces in 2005.

In 2005, Stillwater Mining Company sold 933,000 ounces of palladium, including 439,000 ounces of palladium received from the Group in 2003.

Platinum

Platinum sales increased by 22% from USD 706 million in 2004 to USD 864 million in 2005. Sales of platinum produced by the Group in Russia increased by 27% from USD 539 million in 2004 to USD 683 million in 2005. The increase is explained mainly by the increase in the average annual platinum export price. In physical terms, platinum sales amounted to 758,000 ounces in 2005.

During 2005, platinum sales by Stillwater Mining Company amounted to 216,000 ounces.

Gold (excluding the Polus group)

Gold sales increased by 43% from USD 51 million in 2004 to USD 73 million in 2005. The increase is due both to the growth of the average annual gold export price and the growth of the physical sales volume. In physical terms, gold sales amounted to 162,000 ounces in 2005.

Cost of metal sales (excluding the Polus group)

(US dollars million)

	2005		2004		2003	
	Group	% of total	Group	% of total	Group	% of total
Cash operating costs						
Labor	771	31	725	32	726	33
Consumables and spares	679	27	473	21	661	30
Cost of refined metals purchased from third parties	87	4	211	9	179	8
Scrap metals purchased	167	7	175	8	91	4
Mineral extraction tax and pollution tax	119	5	115	5	99	5
Repairs and maintenance	125	5	121	5	81	4
Insurance	101	4	110	5	71	3
Transportation of metals	117	5	97	4	117	5
Utilities	83	3	79	4	67	3
PGM toll refining costs	66	3	55	2	43	2
Other cash costs	165	6	114	5	54	3
Total cash operating costs	**2,480**	**100**	**2,275**	**100**	**2,189**	**100**
Amortization and depreciation of operating assets	428		422		399	
Decrease in metal inventories	86		241		174	
Cost of metal sales	**2,994**		**2,938**		**2,762**	

During 2005, the cost of sales grew by 2% from USD 2,938 million in 2004 to USD 2,994 million in 2005.

Cash operating costs

In 2005, cash operating costs increased by 9% and amounted to USD 2,480 million compared to USD 2,275 million in 2004.

The breakdown of cash operating cost almost did not change in 2005. Labor costs remained the most significant item of cash operating costs and its share decreased (from 32% in 2004 to 31% in 2005). At the same time, the share of consumables and spares increased (from 21% in 2004 to 27% in 2005). In addition, the expenses on the metal purchased from third parties decreased (from 9% in 2004 to 4% in 2005). The share of other items remained virtually unchanged.

The key reasons for the growth of cash operating costs in 2005 include:

- increase of cash operating costs by USD 44 million due to RUR appreciation against the USD, which amounted to 2% based on the average annual exchange rate;
- increase of actual cash operating costs by USD 139 million; and
- increase of cash operating costs was offset by the amount of increase in revenue generated from the sale of by-products of USD 22 million.

Labor

During 2005, labor costs grew by USD 46 million to USD 771 million. The increase is due to the effect of translation to the presentation currency resulting from the appreciation of the RUR against the USD of USD 14 million and the growth of labor costs in the Group.

Consumables and spare parts

Consumables and spares costs increased by USD 206 million in 2005 to USD 679 million. In addition to the effect of translation to the presentation currency, this increase was due to the growth of consumables prices resulting from inflation, especially fuel price in the global markets, and growth of Stillwater's costs.

Cost of refined metals purchased from third parties

In 2005, the cost of refined metal purchased from third parties decreased by USD 124 million to USD 87 million, mainly due to decreased physical purchases of nickel.

Scrap non-ferrous metals and PGM purchased

In 2005, the cost of scrap non-ferrous metals and PGM purchased reduced by USD 8 million to USD 167 million due to decreased volumes of scrap copper bought by the Taimyr Peninsula and the Kola Peninsula entities.

Mineral extraction tax and pollution tax

The increase in mineral extraction tax and pollution tax by USD 4 million up to USD 119 million in 2005 is due mainly to the appreciation of the RUR against the USD.

Repairs and maintenance

In 2005, repairs and maintenance costs increased by USD 4 million up to USD 125 million due to growth of these expenses at Stillwater and as a result of the RUR appreciation against the USD.

Insurance

Decrease of insurance costs by USD 9 million to USD 101 million in 2005 resulted from the implementation of the new corporate property insurance policy, which changed the existing property risk insurance model.

Transportation of metals

Increase of metal transportation costs by USD 20 million to USD 117 million in 2005 related to the increase of charges for high grade matte transportation from Dudinka to the Kola Peninsula and for transportation out of Russia.

Utilities

In 2005, utility costs increased by USD 4 million to USD 83 million as a result of power resource price increases in the Kola Peninsula and at Stillwater and as a result of the RUR appreciation against the USD.

PGM toll refining costs

In 2005, PGM toll refining costs increased by USD 11 million to USD 66 million on account of increased charges for PGM toll refining and increased volumes of PGM produced.

Other cash costs

In 2005, other cash operating costs increased by USD 51 million up to USD 165 million due to growth of tailings lift and transportation costs and as a result of the RUR appreciation against the USD and increase of research and development costs and people transportation costs.

Amortization and depreciation of operating assets

In 2005, amortization and depreciation charges increased by USD 6 million to USD 428 million as compared to 2004 as a result of the commissioning of capital construction assets, which was partially offset by the appreciation of the RUR against the USD that led to the decrease of depreciation charges as a result of the commissioning and disposal of capital construction assets.

In addition, amortization and depreciation charges increased as a result of an increase in revenue generated from sale of by-products of USD 11 million.

Decrease in metal inventories

During 2005, the value of metal inventories decreased by USD 155 million compared to USD 86 million in 2004 mainly due to a reduction in finished goods and work-in-progress.

Unit cost of production

(US dollars per tonne or as noted)

	Taimyr Peninsula			Kola Peninsula		
	2005	2004	2003	2005	2004	2003
Nickel	4,637	4,367	3,972	5,177	5,022	4,595
Copper	1,020	978	931	2,940	867	836
Palladium (USD per ounce)(1)	85	–	–	88	–	–
Platinum (USD per ounce)(1)	364	–	–	374	–	–
Gold (USD per ounce)	181	182	222	185	198	247

Note:

(1) Until 2005 the information on the sales of PGM produced by Norilsk Nickel Group in Russia was subject to state secrecy legislation. As a result of changes in the legislation and other regulatory acts on state secrecy made in 2005, the Norilsk Nickel Group is now allowed to disclose current information on PGM and information on past periods beginning from 18 February 2004. Information on the periods before that date remains secret.

In 2005, the cost of nickel production in the Taimyr Peninsula increased by 6% to USD 4,637 per tonne, and by 3% to USD 5,177 per tonne in the Kola Peninsula. The main reason for the increase of the cost of nickel production was the inflationary growth of prices for materials and fuel.

In 2005, the cost of copper production in the Taimyr Peninsula increased by 4% to USD 1,020 per tonne and increased by more than 3 times to USD 2,940 per tonne in the Kola Peninsula. The main reason for the considerable growth of copper production cost in the Kola Peninsula was the processing of expensive scrap copper, the ownership of which has been passed from the Taimyr Peninsula to the Kola Peninsula starting 1 January 2005.

In 2005, the cost of palladium production in the Taimyr Peninsula was USD 85 per ounce and USD 88 per ounce in the Kola Peninsula.

In 2005, the cost of platinum production in the Taimyr Peninsula was USD 364 per ounce and USD 374 per ounce in the Kola Peninsula.

In 2005, the cost of gold production in the Taimyr Peninsula decreased by 1% to USD 181 per ounce and by 7% to USD 185 per ounce in the Kola Peninsula. In the Taimyr Peninsula, the proportionate share of net production cost for the year allocated to the production of gold, based on gold's relative sales value, remained relatively unchanged in percentage terms with a corresponding 16% increase in the volume of physical gold produced during the year resulting in more or less the same unit cost of production per ounce of gold produced.

In the Kola Peninsula, the proportionate share of net production cost for the year allocated to the production cost for the year allocated to the production of gold, based on gold's relative sales value, has decreased in relation to the other joint products due to a 33% decrease in the volume of physical gold produced during the year, resulting in a reduction in the unit cost of production per ounce of gold produced.

Selling, general and administrative expenses

During 2005 selling, general and administrative expenses ("SG&A") increased by USD 20 million to USD 841 million as compared to USD 821 million in 2004. The increase in this item due to the effect of translation to the presentation currency amounted to USD 15 million.

The key item of SG&A expenses – export customs duties – increased by USD 10 million to USD 301 million in 2005 as a result of growth of revenues from metals sold.

The second largest component of SG&A expenses – labor costs – increased by USD 16 million to USD 194 million. The main reasons for the growth were the appreciation of the RUR against the USD and the growth of labor costs in the Group's foreign operations.

Other expenses such as research and developments, consulting services and tax payments, however, decreased during the year.

Other net operating expenses

During 2005, other net operating expenses decreased by USD 108 million to USD 58 million as compared to USD 166 million in 2004. The main reason for the reduction was the decrease of expenses related to the loss from the disposal of property, plant and equipment of USD 109 million to USD 28 million and the decrease in the asset impairment provision of USD 57 million. In addition, the provision for tax penalties increased by USD 56 million and operating profit from non-mining operations decreased by USD 18 million; besides, negative foreign exchange differences increased by USD 14 million.

Net profit for the year

Net profit for the year increased from USD 1,857 million in 2004 to USD 2,352 million in 2005 due to higher metal prices and cost control.

Cash and cash equivalents

At 31 December 2005, cash and cash equivalents amounted to USD 922 million as compared to USD 1,346 million at 31 December 2004. The reduction of the cash balances is mainly due to the buy-back of the Company's ordinary shares. The bank overdraft at 31 December 2004 of USD 21 million has been reclassified as part of short-term borrowings.

Investments in securities and other financial assets

At 31 December 2005, investment in securities and other financial assets amounted to USD 690 million as compared to USD 1,407 million at 31 December 2004. The decrease by USD 717 million resulted mainly from reclassification of the investment held in Jenington International Inc., the holder of a 20% stake in Gold Fields to Current Assets of the Disposal Group aimed at the consolidation of the gold mining assets in the Polus Group and partly was offset by the investment in RAO UES of Russia.

Property, plant and equipment

At 31 December 2005, property, plant and equipment amounted to USD 5,961 million as compared to USD 6,644 million at 31 December 2004. The decrease by USD 683 million was mainly the result of:

- spin-off of the Polus Group assets worth USD 1,099 million (less accumulated amortization and depreciation of USD 133 million);
- amortization and depreciation charges for 2005 amounting to USD 587 million; and
- sale of subsidiaries worth USD 14 million (less accumulated amortization and depreciation of USD 2 million).

The decrease of property, plant and equipment was partially offset by the commissioning of property, plant and equipment transferred from capital construction-in-progress amounting to USD 593 million, acquisition of new assets for USD 437 million and the elimination of depreciation charges on the assets of the disposal group (spin-off).

Short-term borrowings

At 31 December 2005, short-term loans and borrowings (including current portion of long-term borrowings and overdrafts) amounted to USD 357 million as compared to USD 552 million at 31 December 2004. The reduction was mainly due to the decrease of the current portion of long-term borrowings by USD 315 million, which was partially offset by the growth of short-term borrowings by USD 120 million.

Long-term borrowings

At 31 December 2005, long-term borrowings of the Norilsk Nickel Group amounted to USD 635 million as compared to USD 657 million at 31 December 2004.

Share capital and reserves

At 31 December 2005, share capital and reserves amounted to USD 11,397 million (including minority interest of USD 334 million) as compared to USD 10,643 million (including minority interest of USD 366 million) at 31 December 2004. Key factors that affected the share capital and reserves are as follows:

- growth in net profit for 2005 by USD 2,355 million adjusted for dividends of USD 492 million;
- decrease of accumulated profits due to the buy-back of the Company's ordinary shares by USD 657 million;
- effect of the translation to the presentation currency of USD 390 million;
- decrease of share premium due to the buy-back of the Company's ordinary shares by 799 million; and
- increase of the investment revaluation reserve of USD 744 million due to the increase in the fair value of available-for-sale investment.

Net cash flow generated by operating activities

The main source of cash for the Norilsk Nickel Group is the net cash inflows from operating activities. Due to the significant growth of revenue from metal sales in 2005, net cash generated by operations increased by 20% and amounted to USD 2,994 million as opposed to USD 2,504 million in 2004.

The growth resulted from the aggregate effect of increased pre-tax income, effect of non-cash flow items (such as amortization, depreciation, changes in provisions and impairment of goodwill on acquisition of subsidiaries) and reduction of trade and other payables. During 2005, the considerable growth of operating cash inflows enabled the Norilsk Nickel Group to invest into operating assets and maintaining a significant cash balance.

Net cash flow used in investing activities

In the year under review net cash outflows from investing activities were mainly used to finance the acquisition of property, plant and equipment, securities and other financial assets.

During 2005, the use of cash in investing activities decreased by USD 573 million to USD 1,455 million. This was mainly due to the reduction of expenses for the acquisition of subsidiaries.

Net cash flow used in/generated by financing activities

During 2005, the outflow of cash for financing activities significantly exceeded the inflow of cash and amounted to USD 1,878 million. During 2004, net cash inflow amounted to USD 21 million. The reason for the growth in cash outflow for financing activities is mainly the repayment of the short-term borrowings of USD 1,792 million, the buy-back of the Company's ordinary shares for USD 1,457 million and the payment of dividends of USD 201 million.



Au

Review of market developments

9.1

Today, gold is no more a legitimate means of payment in most developed countries, yet a special attitude to this metal remains. Gold still serves as the guarantor of stability and preservation of wealth both for private individuals buying jewelry and for investment institutions and countries. The main consumer of the gold produced is the jewelry industry, using two thirds of the gold output.

Gold end users in 2005


Coins
3%
Other
7%
Exchange funds
6%
Bullions
7%
Jewelry
77%

Source: BMO Gold Book, 2006

Review of gold market developments in 2005

In 2005, the average annual price for gold increased by 8.3% and amounted to USD 444 per ounce, hitting the annual record (USD 537 per ounce) on 12 December 2005. Due to a sharp increase in gold sales from government reserves, high gold prices, and a reduced volume of gold sales under hedge contracts, there was a surplus of gold on the market by the end of the year estimated at 7.3 million ounces.

The trend for high gold prices keeps due to further weakening of the US dollar against the background of interest rate increase and growth of the US budgetary deficit. Growth of energy prices has a controversial effect: on the one hand, they instigate inflation, and hence, gold price growth, and on the other – increase gold production costs. In early 2006, experts of the US Department of Energy, among the most conservative in the industry, increased their oil price forecast for the period from 2006 to 2007 up to USD 50 – 60 per barrel, and from 2008 to 2030 up to USD 43 – 50 per barrel.

These factors are expected to play an even more significant role in 2006 as we have seen no world-class projects for new gold field development over the last several years. Other factors affecting gold price include sustaining investment demand for gold from investment funds and growing jewelry markets in India and China, which are the main consumers of gold now. In addition, the US saw a considerable increase in interest towards gold with consumption growing by 7%.

In 2006, gold prices may continue to grow also due to the demand from hedge funds willing to diversify their investment portfolios. An important factor in gold price growth is the excess of demand over supply. Despite the fact that in 2005 the gold supply exceeded the demand, the GFMS and Deutsche Bank analysts expect a significant change in the gold market in the short and medium term and a growth of the negative balance between demand and supply to reach 213 tonnes by 2010.

Demand

In 2005, the demand for gold declined by 2% and amounted to 121 million ounces. The main reason for the decrease in demand was the considerable reduction of gold sold under hedge contracts, down from 13.7 million ounces to 6.3 million ounces.

Despite the growth in the price of gold, especially in the fourth quarter of 2005, when it hit a 25 year record of USD 537 per ounce, the consumption of gold by the jewelry industry only increased by 5% to 88.1 million ounces from 84.2 million ounces in 2004.

Supply

In 2005, gold supply was estimated at 128.5 million ounces, which was 5.8% higher than in 2004. Total gold production in 2005 grew by 1 million ounces in comparison to 2004. Sales from government reserves increased by 40.8% to 21 million ounces. Inflow of gold scrap also increased, rising to 27 million ounces in comparison to 26.8 million ounces in 2004.

Polus expects that in 2006 gold prices will depend considerably on the overall global geopolitical situation, which has been characterized by increased tension in recent years and the rate of the US Dollar in relation to principal global currencies.

Average annual gold price

(US dollars per ounce)

	2005	2004	2003
Gold	444	410	364

Source: BMO Gold Book, 2006

Gold prices on spot market in 2005

(US dollars per ounce)



540
520
500
480
460
440
420
400
380
January 2005
March 2005
May 2005
July 2005
September 2005
November 2005

Source: London Bullion Market Association

Description of key operating assets (9.2)

CJSC Polus, a wholly owned subsidiary of the Group in 2005, develops and mines hard rock gold deposits and alluvial gold and operates gold mining subsidiaries in Russia. Polus has controlling interests in:

- OJSC Lenzoloto,
  Irkutsk region;
- OJSC Aldanzoloto GRK,
  Republic of Sakha – Yakutia;
- LLC Lenskaya Gold Mining Company (LLC LGMC),
  Irkutsk region;
- OJSC Yuzhno-Verkhoyanskaya Mining Company (OJSC YVMC),
  Republic of Sakha – Yakutia;
- OJSC Yakutskaya Mining Company,
  Republic of Sakha – Yakutia; and
- OJSC Matrosov Mine (OJSC RIM),
  Magadan region.

Polus's headquarters are located in Moscow.


Corporate center
Moscow
OJSC RIM (88.4%)
Magadan
OJSC Aldanzoloto GRK (100%)
OJSC YVMC (50%)
Yakutsk
CJSC Polus (100%)
Krasnoyarsk
LLC LGMC (100%)
OJSC Lenzoloto (68.2%)
Irkutsk

Key mining assets of Polus[1]

Deposit and mine	Percentage of group's ownership	Region	Type of mine	Deposit and ores
Olimpiada deposit[2] Olimpiada MEC	100%	Krasnoyarsk	Open pit	Gold ores Oxidized and sulfide
Alluvial gold deposits[3]	68.2%	Irkutsk		Gold sands
Kuranakh ore field[4] Kuranakh MEC	100%	Sakha – Yakutia	Open pit	Gold ores Oxidized
Zapadnoye deposit[5] Zapadny MEC	100%	Irkutsk	Open pit	Gold ores Gold quartz-veined and vein disseminated
Nezhdaninskoye deposit[6] Nezhdaninsky mine	50%	Sakha – Yakutia	Underground	Gold ores Sulfide
Natalka deposit[7] Matrosov mine	88.4%	Magadan	Underground	Gold ores Gold quartz and low-sulfide

Notes:

(1) Polus, directly or via its subsidiaries, holds licenses for geological exploration and production at a number of deposits in the Krasnoyarsk, Irkutsk, Magadan and Amur regions, and the Republic of Sakha – Yakutia.

(2) The Olimpiada deposit is developed by Polus.

(3) Alluvial gold deposits in Irkutsk region are mined by Lenzoloto.

(4) The deposits of the Kuranakh ore field are mined by Aldanzoloto GRK, which was acquired by Polus in September 2005.

(5) Zapadnoye deposit is developed by Lenskaya Gold Mining Company, a 100% subsidiary of Polus.

(6) From April 2005, gold production at the Nezhdaninsky deposit was suspended; preparation for additional exploration of the deposit and examination of the possibilities for open pit development are being carried out. The license for the development of the Nezhdaninsky deposit is held by Yuzhno-Verkhoyanskaya Mining Company, a share of which was acquired by Polus in September 2005. Polus also acquired Yakutskaya Mining Company.

(7) From mid-2004, the underground production of gold at the Natalka deposit was suspended and geological exploration is currently underway.

CJSC Polus
Olimpiada Mining and Enrichment Combine

The Olimpiada Mining and Enrichment Combine (MEC) is located in the Northern Yenisei district 500 kilometers north of Krasnoyarsk. Olimpiada MEC uses the open pit method to mine the Olimpiada deposit in Krasnoyarsk region, extracting oxidized and sulfide ores containing gold. Gold is extracted at two gold-extraction plants:

- Gold Extraction Plant No. 1, which was commissioned in 1996, uses hydrometallurgical production technology to process rich oxidized ore with a capacity of 1.5 million tonnes of ore per year; and
- Gold Extraction Plant No. 2, which was commissioned in 2001, uses biohydrometallurgical production technology (biooxidation technology) to process refractory sulfide ores with a capacity of 3 million tonnes of ore per year.

Olimpiada MEC has outsourced the refining of gold to an independent precious metals refinery, Krasnoyarsk Precious Metals Plant.

Olimpiada MEC receives electric power from a subsidiary of RAO UES of Russia, OJSC Krasnoyarskenergo.

Deposits mined and characteristics of ores

The Olimpiada deposit is divided into two sections: western and eastern. Ore bodies Nos. 1, 2 and 3 have been explored in the western section and are mined by the Zapadny (Western) pit. The Vostochny (Eastern) pit develops ore body No. 4, which contains the bulk of the ore and gold reserves. Sulfide and oxidized ore reserves have been identified and sulfide ore reserves have been measured separately and account for 75% of the total reserves.

Oxidized ores represent soft, poorly consolidated siltstone. Gold is present in the ore in finely dispersed and pulverized form. Some of it is combined with ironic and manganese hydroxides, antimonic oxides and some is found in a free state. The gold grade of the oxidized ores varies between 8-10 g/tonne.

Sulfide ores represent metasomatic ore bodies with rare (3%–4% and up to 10% in the more enriched sections) impregnations of sulfide minerals, mainly such as arsenic pyrite, pyrite, antimonite and pyrrhotite. The average gold grade of the primary ores is 3.5 g/tonne.

Mining technologies

Olimpiada MEC mines the deposits using the open pit method with external spoil heap formation.

Rock is excavated from the pits with preliminary ripping via a set of drilling and blasting operations, which is necessitated by the sulfide ore and host rock hardness rate.

Benches are 10 meters high with a safety berm of 14 meters in width. Benches at temporarily non-operational faces are 30 meters high. The slope angles of the benches measure in the range of 60 to 75 degrees and the resulting slope angles of the pit walls are 41 to 43 degrees.

The pit walls are brought to the extreme position using special technologies of preliminary slotting and border zone excavation, which reduces the negative impact of the blasting work on the peripheral rock and the stability of the high benches.

Mined rock is loaded on trucks by excavators, with waste rock transported to external dumps and ore to the sorting yard.

Mining is conducted with the use of rock drills SBSh 250, DML (Ingersol Rand) and excavators EKG-5A, EKG-10, CAT 5130B. Mined rock is transported from the pit to the dumps and ore sorting yards by open-pit dump trucks CAT-777D and Comatsu HD-785 with a carrying capacity of 90 tonnes. Ore is transported from the warehouses to the gold extraction plant by dump trucks BelAZ-7540 and BelAZ-7548 with a carrying capacity of 30 and 40 tonnes, respectively.

The pit's total annual output of mined rock is approximately 24 million m^3, and of mined ore (sulfide and oxidized) – approximately 5 million tonnes.

Oxidized ore processing technology

From the sorting yard the ore is delivered to the receiving bunkers from where it is fed into two parallel lines of two stage grinding and then for sizing. The overflow from the sizing is fed into circular thickeners.

The thickened ground pulp is fed to columns for absorption leaching by sodium cyanide. During the absorption leaching, the gold is diluted and absorbed by the ion exchange resin.

After detoxification, the gold saturated resin is fed for regeneration to a chain of columns. Gold bearing regenerate is fed for electrolysis as a result of which the finest particles of gold settle on the bottom of electrolytic baths.

Gold bearing sludge is filtered, roasted and smelted in induction furnaces. The final product is rough gold bars that are sent on to the gold refinery.

The rate of gold extraction from oxidized ores is 97.1%.

Sulfide ore processing technology

In sulfide ores, gold is combined with sulfides and is not suitable for direct cyanidation. For this reason, additional technological extraction operations are needed to unlock the gold.

Olimpiada MEC was the first in the world to apply bacterial oxidation (biooxidation) technology to unlock gold from refractory sulfide ore in the Far North environment.

Sulfide ore, preliminarily crushed and milled into pulp, is fed for floatation, after which the sulfide floating concentrate is fed for bacterial oxidation in cascades of mechanical air reactors and the floatation tailings are fed for absorption leaching after preliminary thickening. After neutralization, the oxidized concentrate is also fed for absorption leaching.

Otherwise, the technology used for extracting gold from sulfide ores is the same as that used in the oxidized ore processing section.

In 2005, the rate of gold extraction from sulfide ores was 80.7%.

OJSC Lenzoloto
Alluvial gold deposits

The history of alluvial gold deposit mining in the Bodaibo district in the north-eastern part of the Irkutsk region began more than 150 years ago. Lenzoloto is the largest gold miner in the district.

To ensure profitable development of alluvial gold deposits with low gold content, Lenzoloto uses specialized equipment, including 10 dredges, 26 draglines with a bucket volume of 6 to 20 cubic meters, 18 mining shovels with a capacity of 5 cubic meters, over 200 bulldozers and 86 open-pit dump trucks.

Mining technologies

Lenzoloto companies mine gold using both the open-pit and underground methods. The share of underground mining is very small (less than 3%).

Open-pit method (separate)

Stripping operations for the preparation of the mining grounds use a combination of techniques involving draglines, bulldozers and open-pit dump trucks. Gold bearing sands from the grounds are fed to washing plants. The average gold content in the sands using this method of mining is 0.8–0.9 g/m^3.

Dredging method

The dredging technology of alluvial gold mining requires the performance of preparatory works. The peat is stripped, depending on the depth of the productive layer, by bulldozers or by excavation with the use of draglines. The dredging method is the most economically effective in the development of alluvial gold deposits and ensures profitable mining provided that the gold content in sands is approximately 0.3 g/m^3.

Sand extraction technology

Gold bearing sands are processed in various types of washing plants with sluice enrichment technology.

OJSC Aldanzoloto GRK
Kuranakh MEC

The Kuranakh MEC, a subsidiary of Aldanzoloto GRK, is located in the Aldan district of the Republic of Sakha – Yakutia in the territory of the Eastern Siberia, several kilometers away from the Nizhny Kuranakh settlement.

Deposits mined and characteristics of ores

Over the period of operation, the 11 hard rock gold deposits in the Kuranakh ore field have been considerably affected by mining work. The central parts of the deposits with the most stable parameters of ore bodies and increased gold grade of ores have mainly been exhausted.

Total recorded subsoil reserves of the gold deposits in the Kuranakh ore field amounted to 61.2 million tonnes of ore (118.5 tonnes of gold) at 1 January 2005 with average gold grade of 1.94 g/tonne.

The following deposits are estimated to have the largest resources:

- Delbe (12.2 million tonnes of ore with a gold grade of 1.92 g/tonne);
- Severnoye (10.0 million tonnes of ore with a gold grade of 2.03 g/tonne);
- Yakokutskoye (10.0 million tonnes of ore with a gold grade of 1.69 g/tonne); and
- Kanavnoye (8.9 million tonnes of ore with a gold grade of 1.76 g/tonne).

All the deposits of the Kuranakh ore field have the same geologic, morphologic and lithologic characteristics. The ores are of the quartz pyritous type. The gold from Kuranakh ore field is represented mainly by microscopic (0.05–0.001 mm) and submicroscopic (less than 0.1 micron) particles, is present in free state and genetically combined with sulfides, ironic and quartz hydroxides.

Mining technologies

Kuranakh ore field deposits are mined using the open pit method with drilling and blasting operations. The top down transportation system is used in the mining work with horizontal layers of up to 10 meters high.

In some cases, bulldozer mining or preparation (ripping) of ore is used. Ore is mined by bulldozers in trenches with bench height of up to 5 meters. Blasting operations are carried out using the simplest explosives (igdanites).

Mining is conducted using SBSh 250 MH rock drills and EKG-5, EKG-8, EKG-10, RH 90 C and Hitachi excavators. Mined rock is transported by HD-1200 open-pit dump trucks and by BelAZ-7540, BelAZ-7555 and BelAZ-75145 dump trucks.

The pit's total annual output of mined rock is approximately 11 million m^3 and of mined ore is approximately 3.6 million tonnes.

Ore processing technology used by the Kuranakh gold extracting plant

The ores contained in all the Kuranakh deposits are easily cyanided with a low input of sodium cyanide – up to 0.5 kg/tonne, grind size – 95% of minus 0.315 mm class and leaching time of 6–8 hours. The plant uses cyanide leaching technology with the absorption of gold in the resin. Heap leaching is commercially used on the Kuranakh ore field ores: in 2006 it is planned to obtain 6,109 ounces of gold at the Nadezhny heap leaching section by processing 300 thousand tonnes of ore with an average gold grade of 0.9 g/tonnes and an extraction rate of 70%.

LLC Lenskaya Gold Mining Company
Zapadny MEC

The Zapadny deposit, mined by Lenskaya Gold Mining Company, is located in the Bodaibo district of the Irkutsk region and is part of the Sukhoy Log ore field adjacent on its east side to the largest Russian hard rock gold deposit – Sukhoy Log.

Deposit mined and characteristics of ores

The gold mineralization of the deposit is of the vein-disseminated quartz-pyrite type with low-gold-content quartz-vein bodies. The ores mainly contain placer gold.

The mining plan designed for Zapadny MEC states that there are 4.7 million tonnes of ore in the open pit envelope with an average gold grade in commercial ore of 2.77 g/tonne. The design capacity of the Zapadny MEC is 0.8 million tonnes of ore per year.

The refining of gold produced by Zapadny MEC is outsourced to an independent precious metals refinery, the Krasnoyarsk Precious Metals Plant.

Mining technologies

The pit configuration, mining technology and type of equipment used are determined by ore occurrence patterns, thinness of ore bodies and relatively low gold grade of the ore.

The deposit is mined by the open-pit method. The average rate of ore and host rock hardness determines the need to conduct drilling and blasting operations in preparing the rock for excavation.

Slope angles of the pit walls vary from 20 to 55 degrees and the mining and stripping benches are 5 meters high. The non-operating benches are 30 meters high in the extreme position with a slope angle of 65 degrees. The safety berms are 8 meters wide.

Mined rock is loaded on to trucks by excavators, with waste rock being transported to external dumps and ore to the sorting yard of the gold extraction plant. Ingersol Rand CM-695D rock drills with a drilling diameter of 160 mm are used for drilling operations; excavators EKG-5A are used to excavate and load the rock, together with the Caterpillar D-9R bulldozer; BelAZ-7540 dump trucks with a carrying capacity of 30 tonnes are used to transport ore and overburden. The annual design pit output of mined rock is 2 million m^3 and of mined ore 800 thousand tonnes.

Enrichment process technology

More than 92% of the gold ore in the Zapadny deposit is in mineral form and only a very small portion is in the shape of the thinnest clots found in pyrite and pyrrhotite. The gold extracting plant uses gravitation technology with subsequent cyanidation of the concentrate.

OJSC Yuzhno-Verkhoyanskaya Mining Company
Nezhdaninsky deposit

From April 2005, selective mining of the most enriched ores in the Nezhdaninsky deposit by the Yuzhno-Verkhoyanskaya Mining Company was suspended. Preparatory works are to be conducted and additional surveys performed on the deposit in 2006–2007 to evaluate the various options for the effective mining of the deposit (open-pit, underground or combined method).

OJSC Matrosov Mine
Matrosov mine

In mid-2004, the mining and extraction of gold by Matrosov mine at the Natalka deposit were suspended and large-scale geological exploration on the flanks and deep horizons of the Natalka deposit began. Geological exploration is scheduled for completion in 2006. Based on the results of the exploration, the Group plans to assess the feasibility of developing the deposit using open pit mining and processing large volumes of ore. Matrosov Mine receives electrical power generated by the Kolymskaya hydro power plant through OJSC Magadanenergo transmission lines.

Mineral resources and ore reserves

In 2005, Polus contracted SRK Consulting (SRK), one of the leading consultants in the mining industry, to perform an audit and classification/estimation of the gold bearing deposits in the Krasnoyarsk, Irkutsk and Magadan regions in accordance with internationally accepted standards. The results of the audit and classification are presented below.

As part of its assessment, SRK reviewed all key information used in the preparation of the latest reports on Polus's ore reserves and mineral resources. In particular, SRK reviewed the following information:

- geological setting and nature of the deposits especially with regard to the resource estimation methodologies used;
- nature of the gold mineralization;
- historical and current sampling and assaying methodology and coverage;
- resource estimation methodology and classification;
- results of any reconciliation studies completed to date to demonstrate that the reported resource has been accurately estimated; and
- pit designs and other technical and financial data to demonstrate that the resource can be technically and economically exploited.

In undertaking the above work, SRK visited Polus regional offices in Krasnoyarsk, Bodaibo and Magadan to review the available documentation and supporting geological data and also undertook site visits to the operations and principal geological-exploration projects. SRK also observed the mining operations first hand, held discussions with production personnel, reviewed the assaying procedures and, where possible, examined samples of recently drilled core. SRK also undertook certain check calculations to verify the resource estimation work done at each operation and, where appropriate, developed economic models for each asset so as to restrict the reported mineral resources to material that has the potential to be economically extracted and the ore reserve to material that is justifiable to be mined at the time of reporting.

Ore reserves of Polus at 1 September 2005[1]

Deposit	Proved reserves			Probable reserves		
	Ore (mln tonnes)	Grade (g/tonne)	Gold (mln ounces)	Ore (mln tonnes)	Grade (g/tonne)	Gold (mln ounces)
Olimpiada	20.6	4.6	3.1	71.3	3.8	8.7
Oxidized	1.3	15.9	0.7	2.6	8.7	0.7
Sulfide	19.3	3.8	2.4	68.7	3.6	8.0
Zapadnoye	–	–	–	4.2	2.8	0.4
Verninskoye	–	–	–	10.2	3.3	1.1
Total	**20.6**	**4.6**	**3.1**	**85.7**	**3.7**	**10.2**

Mineral resources of Polus at 1 September 2005[1]

Deposit	Measured resources			Indicated resources			Inferred resources		
	Ore (mln tonnes)	Grade (g/tonne)	Gold (mln ounces)	Ore (mln tonnes)	Grade (g/tonne)	Gold (mln ounces)	Ore (mln tonnes)	Grade (g/tonne)	Gold (mln ounces)
Olimpiada	20.2	4.7	3.1	87.7	3.9	10.9	33.1	3.2	3.4
Zapadnoye	–	–	–	5.1	3.2	0.5	1.8	3.3	0.1
Verninskoye	–	–	–	26.6	2.0	1.7	10.4	2.9	1.0
Natalka	–	–	–	339.6	1.5	16.8	294.0	1.4	13.5
Blagodatnoye	–	–	–	55.2	2.5	4.4	83.5	2.2	6.0
Chertovo Koryto	–	–	–	13.3	2.4	1.0	14.2	2.2	1.0
Titimukhta	–	–	–	–	–	–	9.4	4.3	1.3
Total	**20.2**	**4.7**	**3.1**	**527.5**	**2.4**	**35.3**	**446.4**	**1.8**	**26.3**

Note:

(1) Polus, directly or via its subsidiaries, holds licenses for geological exploration and development of these deposits. The reported reserves and resources estimates for each deposit are given for the whole deposit and include interests attributable to minority shareholders in the Polus subsidiaries. The company holding the license for the development of the Verninskoye deposit was acquired in February 2005. Ore reserves and mineral resources are classified in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).

The audit performed by SRK in early 2005 does not take into account the data on the resources of the deposits acquired by Polus in the second half of 2005 – deposits at the Kuranakh ore field, Nezhdaninskoye and Kyuchus in the Republic of Sakha (Yakutia).

During 2005, geological exploration designs were prepared for these deposits and at the beginning of 2006 SRK started a JORC audit and classification/estimation of the deposits of the Kuranakh ore field, as well as at Nezhdaninskoye and Kyuchus deposits.

In 2006, a review is planned of the results of the audits conducted in 2005–2006 and an analysis of the requirements and approaches used in international estimation/classification practice. Based on the results of these, a list of the measures necessary to obtain the maximum result from the international audit will be developed.

Geological and geodesic exploration

In 2005, Polus more than doubled its resource base: on 1 January 2006 the recorded reserves of the company per Russian classification (categories B+C1+C2) grew to 56,875 thousand ounces (including B+C1 – to 32,569 thousand ounces) as compared to 25,721 thousand ounces (including B+C1 – 17,522 thousand ounces) in 2004.

The validation of 222 tonnes at the Blagodatnoye deposit (Krasnoyarsk Region) with the State Committee for Reserves of the Russian Federation, the acquisition of three gold mining assets in the Republic of Sakha – Yakutia and the acquisition of new licenses for subsoil use in Krasnoyarsk, Irkutsk, Magadan and Amur regions were all key factors in the increase of Polus's resource base.

The considerable growth of Polus's recorded mineral resource base resulted from both the acquisition of licenses and shares in gold mining companies and from active geological exploration work during the year. The validation by the State Committee for Reserves of the Russian Federation of the Blagodatnoye deposit resources may be credited as the most significant result of geological exploration work in 2005. It was the first time in Russia in the last 10 years that the resources of a newly explored major gold deposit were included in the state resources.

In 2005, Polus's companies conducted geological exploration at the following 9 licensed gold deposits: Natalka deposit, Blagodatnoye deposit, Olimpiada deposit, Panimbinskaya deposit, Titimukhta, Chertovo Koryto, Mukodek, Verninskoye and Degdekanskoye ore field.

In 2005, Lenzoloto performed exploration work at 24 licensed areas of alluvial gold and one area of hard rock gold.

In addition, projects were prepared for the prospect appraisal work at Eastern site (Magadan region), the Razdolinsky site and the Zyryanovsky site, prospect appraisal and exploration work at the Quartzevaya Gora deposit (Krasnoyarsk region) and exploration work at the Bamsky deposit (Amur region).

At the end of 2005, preparations began for geologic exploration projects and an audit of reserves in accordance with the JORC Code at the Kuranakh ore field and the Nezhdaninsky and Kyuchus[1] deposits in the Republic of Sakha (Yakutia).

The volume of drilling work grew significantly in 2005 – more than 2.5 times to 143 thousand running meters as compared to 57 thousand running meters in 2004.

1 Geologic exploration license is held by Yakutskaya Mining Company (Republic of Sakha – Yakutia)

Ore mined and gold produced

Operating highlights of Polus

('000 tonnes or as noted)

	2005	2004	2003
Ore mined			
Olimpiada deposit(1)			
Ore mined			
Oxidized ore	1,631	1,824	1,710
Sulfide ore	3,562	3,385	4,074
Average gold grade (g/tonne)			
Oxidized	8.6	10.9	11.1
Sulfide	3.3	4.6	3.7
Alluvial gold deposits(2)			
Sand washed (million cubic meters)	10.8	13.06	–
Average gold grade (g/m^3)	0.6	0.6	–
Kuranakh ore field(3)			
Ore mined	842	–	–
Average gold grade (g/tonne)	1.67	–	–
Zapadnoye deposit(4)			
Ore mined	623	272	–
Average gold grade (g/tonne)	1.61	2.1	–
Natalka deposit(5)			
Ore mined	–	94	–
Average gold grade (g/tonne)	–	2.8	–
Gold produced ('000 ounces)			
Olimpiada deposit(1)	783	820	832
Alluvial gold deposits(2)	212	246	–
Kuranakh ore field(3)	27	–	–
Zapadnoye deposit(4)	15	11	–
Natalka deposit(5)	1	8	–
Nezhdaninskoye deposit	1	–	–
Total production of gold	**1,038**	**1,085**	**832**

Notes:

(1) Total gold output at the Olimpiada MEC amounted to 813,000 ounces. Since a part of the gold produced at Olimpiada MEC in 2005 was refined by the Krasnoyarsk Precious Metals Plant in January 2006, this amount will be taken into account when preparing financial statements for 2006.

(2) Polus began to consolidate its 57.0% interest in Lenzoloto (subsequently increased to 68.2%), which develops alluvial gold deposits, in April 2004. The data for 2004 represent the volume of sands washed and gold produced by Lenzoloto from the date of consolidation up until 31 December 2004.

(3) The deposits at the Kuranakh ore field are developed by Aldanzoloto GRK, which was acquired by Polus in September 2005. The data reflect indicators consolidated from 1 October 2005.

(4) The Zapadnoye deposit is developed by the Lenskaya Gold Mining Company, a 100% subsidiary of Polus created at the end of 2004. In 2004, the Zapadnoye deposit was mined by a company, which was part of Lenzoloto. Data for 2004 are included from the date of consolidation of Lenzoloto by Polus up until 31 December 2004. The total ore mined in the Zapadnoye deposit in 2004 amounted to 314,000 tonnes. The production volume of Zapadny MEC includes the amount of gold produced through the testing of ore processing technology at the Chertovo Koryto deposit.

(5) Polus began to consolidate its 57.1% interest in Matrosov Mine (subsequently increased 88.4%), which develops the Natalka deposit, in April 2004. The data for 2004 represent the volume of ore mined and gold produced by Matrosov Mine from the date of consolidation up until 31 December 2004. The volume of ore mined by Matrosov Mine in 2004 amounted to 180,000 tonnes and the volume of gold production amounted to 14,000 ounces. Mining and extraction of gold at the Natalka deposit were suspended in summer 2004 in order to conduct geological exploration work to further explore the flanks and deep horizons of the deposit.

The full production volume of Polus for the year ended 31 December 2005 was 1,038 thousand ounces of gold compared to 1,085 thousand ounces of gold in 2004. The reduction in reported output was primarily due to the fact that a part of the gold produced at Olimpiada MEC in 2005 was refined by the Krasnoyarsk Precious Metals Plant only at the beginning of 2006. These data will be considered when preparing financial statements for 2006. The reduction in gold production at the alluvial deposits of Lenzoloto in the Irkutsk region was offset by the consolidation of Aldanzoloto GRK (Republic of Sakha – Yakutia) acquired in the second half of 2005.

Gold production in 2005

(100% = 1,038 thousand ounces)



Lenzoloto
20%
Aldanzoloto GRK
3%
LGMC
1%
Polus
76%

CJSC Polus
Olimpiada MEC

The Olimpiada MEC with annual gold output over the past ten years at least 804,000 ounces is the main production facility of Polus, accounting for 76% of the gold produced by the Group.

In 2005, the Olimpiada MEC produced 813,000 ounces of gold, thus meeting its planned target. Part of this gold was refined by the Krasnoyarsk Precious Metals Plant only at the beginning of 2006. Therefore, the refined gold output at Olimpiada MEC amounted to 783,000 ounces. It mined 1,631.3 thousand tonnes of oxidized ore and 3,561.8 thousand tonnes of sulfide ore with respective gold grades of 8.6 g/tonne and 3.3 g/tonne. The production of oxidized ores fell by 10.58% in 2005, while the production of sulfide ores grew by 4.97%.

Gold extraction rate from the oxidized ore processed by the Olimpiada MEC increased from 96.9% in 2004 to 97.1% in 2005. Gold extraction rate for sulfide ores also grew insignificantly from 80.2% in 2004 to 80.74% in 2005.

Due to the reduction of the reserves of more enriched oxidized ores, which are expected to be fully exhausted by 2008, in 2005 a large-scale investment project was initiated to extend the facilities of the Olimpiada MEC with a view to preserving stable gold production volumes from sulfide ores.

In 2005, Olimpiada MEC began construction of the third section of the gold extraction plant for primary ore processing. The design capacity of Gold-Extracting Plant No. 3 is 5 million tonnes of ore per annum. The launch of the new plant is scheduled for 2007 and the target design capacity is planned to be achieved in 2008. The launch of plant No. 3 will provide for the processing of the primary ore reserves not processed to date and will increase the overall capacity for sulfide ore processing to 8 million tonnes.

As part of the project for the reconstruction of the Olimpiada MEC, it is also planned to extend the Vostochny and Zapadny pits, increase the pit base of the company and construct a road and housing for its employees.

In 2005, the Olimpiada MEC outsourced the refining of gold to an independent precious metals refinery – the Krasnoyarsk Precious Metals Plant.

OJSC Lenzoloto
Alluvial gold deposits

In 2005, Lenzoloto companies washed 10.8 million m^3 of gold bearing sands with an average gold grade of 0.6 g/m^3. Lenzoloto companies mined 212,000 ounces of gold, a decrease in production by 14% compared to the previous year. Alluvial gold production volumes in the Irkutsk region continued to fall.

OJSC Aldanzoloto GRK
Kuranakh MEC

In 2005, Kuranakh MEC mined 3,368 thousand tonnes of ore (of which 797 thousand tonnes were mined after the company was consolidated by Polus from 1 October 2005).

In 2005, gold production by Kuranakh MEC amounted to 27,000 ounces of gold after the company was consolidated by Polus from 1 October 2005.

In 2005, the Kuranakh MEC outsourced the refining of gold to the Prioksky Precious Metals Plant.

In 2005, industrial testing of the heap leaching technology started on the ores of the Kuranakh ore field. In 2006, it is planned to obtain 6,100 ounces of gold at the Nadezhny heap leaching section by processing 300 thousand tonnes of ore with average gold grade of 0.9 g/tonnes and extraction rate of 70%.

The total annual pit output of the Kuranakh MEC is approximately 11 million m^3 of mined rock and almost 3.6 million tonnes of mined ore.

LLC LGMC
Zapadny MEC

In 2005, Zapadny MEC mined 623.4 thousand tonnes of ore with an average gold grade of 1.61 g/tonne, increasing production almost twice. The production of gold at Zapadny MEC for the year ended 31 December 2005 was 13,545 ounces of gold. During 2005 in the course of the geological exploration work on the Chertovo Koryto deposit, LGMC also produced 1,575 ounces of gold.

In 2005, the Zapadny MEC outsourced the refining of gold to an independent precious metals refinery – the Krasnoyarsk Precious Metals Plant.

OJSC Matrosov Mine
Matrosov mine

In summer 2005, Matrosov Mine continued geological exploration on the flanks and deep horizons of the Natalka deposit. Design work was also completed for a geological exploration for new licenses for the Degdekan and Tokichan (western site) ore fields.

As a result, reserves of the Natalka deposit below 600 meters grew by 576 tonnes with gold grade of 1.59 g/tonne. Also, a new Vostochnaya ore body was discovered, parallel to the main exploration area.

According to a quick-look analysis of the reserves of the Natalka deposit following the geological exploration, they amounted to more than 1,000 tonnes for B+C1 category and 500 tonnes for C2 category. The geological exploration results for the deposit are planned to be presented to the State Committee for Reserves of Russia in 2006.

Review of sales performance (9.5)

Sales of gold by Polus and its subsidiaries

('000 ounces)

Entities	2005	2004	2003
Polus	795	819	794
domestic sales	334	819	794
export sales	461	–	–
Lenzoloto	211	257	–
LGMC(1)	15	–	–
Aldanzoloto GRK(2)	27	–	–
YVMC(2)	1	–	–
Matrosov mine(3)	1	10	–
Total(4)	**1,049**	**1,086**	**794**

Notes:

(1) Includes sales of LGMC subsidiaries mining hard rock gold deposits (CJSC Tonoda, CJSC GRK Sukhoy Log).

(2) Includes sales of Aldanzoloto GRK and YVMC from the time of their acquisition by Polus (1 October 2005). Total sales of the companies for the year ended 31 December 2005 were 93,900 ounces and 1,700 ounces of gold, respectively.

(3) Sale of residual amounts of gold after the cleanup of the gold extraction plant.

(4) Totals may differ from the sum of the components due to rounding.

During 2005, Polus sold gold in the domestic market at a minor discount to its global price. Sales were made through the centralized distribution system: Polus sold both its own gold and gold of subsidiaries (except for Matrosov Mine and newly acquired companies – Aldanzoloto GRK, YVMC, which sold gold under direct contracts with banks) acting on the basis of agency agreements with them.

In addition, Polus obtained an export license from the Ministry of Economic Development of Russia and in February 2005 concluded its first direct export contract. Sales of gold in the international market amounted to 461 thousand ounces of gold. Deliveries of gold bullion in accordance with the standards of the London Bullion Market Association were made directly to the buyer's vault (Credit Suisse, Zurich, Switzerland). Sales were at prices determined on the basis of the London fixing plus an agreed upon premium.

During 2005, the average gold sale price for the group amounted to USD 449 per ounce (with the average London fixing of USD 444 per ounce).

Commitment to environmental protection (9.6)

Polus is committed to the use of environmentally friendly mining and extraction technologies and to reducing the use of cyanide application in gold production in order to decrease risks to its employees, the residential areas located nearby Polus gold mining operations and to the environment as a whole.

Polus companies conduct their production activities in accordance with the requirements of Russian environmental legislation and the International Cyanide Management Code in the production of gold and work with the federal environmental agencies and public environmental organizations.

During 2005, the total cost of environment protection measures for Polus amounted to USD 3 million.

Polus

The Olimpiada MEC has created and effectively operates a sanitary, state-of-the-art industrial laboratory accredited by the Accreditation System of Analytical Laboratories.

On-going monitoring of atmospheric air demonstrated that in 2005 the plant did not exceed the established limits for sources of emission and the concentration of controlled pollution did not exceed the set norms.

To ensure compliance with pollutant limits for atmospheric emissions and increase the efficiency of the dust and gas purification equipment, the plant performs organizational measures and reconstructs and modernizes production facilities.

During 2005, the plant completed the construction of the third section of the tailing pond and local sewage treatment facilities with a capacity of 1,500 m^3 per day. It started the construction of local stormwater treatment facilities. Jointly with specialists from the leading institutes of Russia, scientific research work was conducted to select an effective technology for the treatment of unbalanced water in the tailing pond. Rational use of water resources ensured the reduction of wastewater discharge to surface water reservoirs by 322 thousand m^3 (or by 32%) as compared to the previous year.

The company pays particular attention to the organization of waste treatment. Waste of hazard class 1 is fully transferred to special companies for reclamation, waste of hazard classes 2 and 3 is reclaimed internally and waste of hazard classes 4 and 5 is buried in internal waste dumps at which a range of measures is implemented to prevent harmful impact on the natural environment. All the waste disposal operations are performed in accordance with the approved waste generation norms.

In 2005, capital investment in environmental protection measures amounted to USD 1.6 million.

Lenzoloto

Lenzoloto's key environmental protection activities are aimed at preventing the pollution of water by suspended substances as a result of mining work. In 2005, a set of hydraulic structures was constructed including cascades of dams and settling basins, conduits and ditches with a capacity of 1.2 million m^3 and a range of special measures were implemented to prevent the discharge of oil products in the hydrosphere.

To ensure the continuous monitoring of the quality of wastewater treatment, an industrial sanitation lab was created and operated by LLC LenRem, a subsidiary of Lenzoloto.

During 2005, Lenzoloto's environmental protection costs amounted to about USD 800 thousand.

Aldanzoloto GRK

During 2005, pollutant atmospheric emissions at Aldanzoloto GRK came from 279 sources and amounted to 52.5% of the established limit. Water consumption was at 74.5% of the established limit.

A building adjacent to the well at the Kuranakh mine was constructed, the tailing pond at the Kuranakh gold extraction plant was reconstructed and capital repairs were performed on the septic tanks at the Kuranakh mine.

During 2005, the environmental protection costs of Aldanzoloto GRK amounted to approximately USD 100 thousand.

LGMC

Zapadny MEC develops the Zapadnoye deposit without the disposal of wastewater into water bodies and employs a recirculated water supply.

In 2005, the first section of the tailing pond dam was constructed. Observation wells were drilled. A settling basin for the hydrometallurgical unit was constructed with a high degree of protection and an impermeable screen from welded polyethylene sheets covering the entire floor and walls of the basin.

For atmospheric air protection, a cyclone was installed on the boiler in the rotational village and ventilation equipment was installed in the cyanide warehouse and the hydrometallurgical unit.

During 2005, environmental protection costs amounted to more than USD 100 thousand.

YVMC

Environmental measures taken at the Nezhdaninsky mine in 2005 were aimed at ensuring the safe flow of spring floodwater and mitigation of the risk of pollution. The tailing pond dam at the gold extraction factory was strengthened and the underground water intake facilities providing for the potable and process water needs were inspected, at the total cost of USD 20 thousand.

Matrosov Mine

In 2005, the Matrosov Mine performed an additional geological survey of the Natalka deposit. In 2005, the mine restored the fencing of the sanitary protection zone for underground water intake and in the second half of the year stopped the mine water discharge to the Natalkin creek. In performing the geological exploration work drilling sites were equipped with special ditches for the settling of the heavy residues of drilling mud, preventing their penetration into the surface watercourse. Drilling mud was used to reduce the dust emission to the atmospheric air in the process of drilling.

During 2005, the environmental protection costs of Matrosov Mine amounted to approximately USD 300 thousand.

The major events in corporate development were:
- acquisition of Jenington International Inc. holding a 20% stake in Gold Fields Limited (South Africa) from MMC Norilsk Nickel in April 2005;
- acquisition of three gold mining assets in the Republic of Sakha – Yakutia in August 2005;
- consolidation of interests in Russian gold mining companies Lenzoloto and Matrosov Mine; and
- acquisitions of a number of promising gold mining assets in Russia.

Acquisition of a 20% interest in Gold Fields Limited (South Africa)

In April 2005, Polus acquired Jennington International Inc., which owns 98.5 million shares or about 20% of total issued share capital of Gold Fields Limited (South Africa).

Gold Fields is one of the largest global gold producers and the second largest gold producer in South Africa. In 2005, Gold Fields produced 4.199 million ounces of gold. Gold Fields mines gold in Africa and Australia. Gold Fields' shares are listed on the Johannesburg Stock Exchange, its ADRs are traded on the New York Stock Exchange and the London Stock Exchange.

This acquisition was financed by the increase of the share capital of Polus through the distribution of 126 additional registered uncertified shares of Polus with a par value of RUR 400 (approximately USD 14.5) each at RUR 290,609,959 (approximately USD 10.5 million) per share in a closed subscription to its sole shareholder MMC Norilsk Nickel. A significant portion of funds received from the distribution of shares (USD 946 million) was used for the acquisition by Polus of Jennington International Inc. holding a 20% interest in Gold Fields Limited (South Africa).

In March 2006, Jenington International Inc. sold the 98.5 million ordinary shares of Gold Fields Limited at USD 20.50 per share.

Acquisition of gold mining assets in the Republic of Sakha (Yakutia)

In September 2005, Polus announced the acquisition of a 99.2% interest in LLC Aldanzoloto GRK[2], 50% of OJSC Yuzhno-Verkhoyanskaya Mining Company and 100% in OJSC Yakutskaya Mining Company from Investment Group Alrosa for USD 285 million.

The acquired companies have mineral rights for three licensed areas located in the Republic of Sakha – Yakutia – the Kuranakh ore field and the Nezhdaninskoye and Kyuchus deposits.

The mineral resources of the assets acquired by Polus (with account of interests) amounted to 28.1 million ounces (more than 875 tonnes of gold in accordance with the Russian classification).

Aldanzoloto GRK is the largest gold producer in the Republic of Sakha – Yakutia. The Nezhdaninskoye deposit is one of the largest hard rock gold deposits in the Russian Federation, ranking second in Russia by its mineral resources after Sukhoy Log (Irkutsk region).

The financial and operating results of the acquired assets have been consolidated by Polus from the fourth quarter of 2005.

2 In January 2006, LLC Aldanzoloto GRK was transformed into OJSC Aldanzoloto GRK.

Consolidation of interests in Lenzoloto and Matrosov Mine

At the end of 2004, Polus held 57.1% of shares in Matrosov Mine and 57% of shares in Lenzoloto.

Lenzoloto is a holding company, which owns the controlling interest in eight different gold-mining companies in the Bodaibo district, Irkutsk region, developing alluvial gold deposits. The company produced approximately 212,000 ounces of gold in 2005.

Matrosov Mine holds the license for the development of the Natalka gold deposit in the Magadan region. In 2004–2005, Polus performed an additional geological survey of the Natalka deposit. According to the JORC Code standards, the indicated and inferred resources of the Natalka deposit amount to more than 30 million ounces of gold. Gold production at the Natalka deposit was suspended in summer 2004 for geological exploration work.

In June 2005, Polus won the tenders for the sale of Lenzoloto shares, which were held by OJSC Atomredmetzoloto. The company acquired 5.61% of Lenzoloto for USD 2.9 million. Subsequently, Polus acquired 83,500 shares of Lenzoloto on the market for USD 561,000. As a result of these acquisitions, Polus became the owner of 68.2% of Lenzoloto.

In May 2005, Polus purchased the full additional issue of shares of Matrosov Mine distributed through a closed subscription of 186,302 shares for USD 67.8 million. As a result of the acquisition of additional shares in Matrosov Mine, Polus became the owner of 88.44% of the company. The funds received were used for the completion of the additional deposit exploration as part of the geological exploration program implemented in 2004–2005.

Acquisitions of prospective gold mining assets in Russia in 2005

In January 2005, Polus won a tender for geological research work and development of the Mukodek deposit in the Irkutsk region for a consideration of USD 200 thousand.

In February 2005, Polus, through its subsidiary LGMC acquired 74% of the shares in OJSC Pervenets for USD 25.8 million where the remaining 26% were held by Lenzoloto. In April 2005, Polus increased its share in Pervenets to 100% following the acquisition of the remaining 26% of Pervenets shares by LGMC from Lenzoloto. Pervenets holds licenses for the geological survey and subsequent production of gold at the Verninskoye and Pervenets deposits located in the Bodaibo district of the Irkutsk region.

In February 2005, Polus won a tender for the right to use the subsurface resources at the Bamsky deposit in the Amur region for a consideration of USD 900 thousand.

In March 2005, Polus, through its subsidiary Matrosov Mine, won a tender for the right to use the subsurface resources at the Degdekansky deposit in the Magadan region for a consideration of USD 1,200 thousand.

In April 2005, Polus, through its subsidiary Matrosov Mine, won a tender for the right to use the subsurface resources with the purposes of geological research, exploration and production of gold at the Eastern site, which is part of the Tokichansky ore field in the Magadan region for a consideration of USD 600 thousand. The Eastern site is located near to the Degdekansky deposit, the license for which was obtained by Polus in March 2005.

In June 2005, Polus won the tenders for the right to use the subsurface resources in two license areas in the Krasnoyarsk region: the Zyryanovsky ore cluster for a consideration of USD 187.5 thousand and a section of the Razdolinsky ore cluster for a consideration of USD 750 thousand.

In November 2005, Polus won a tender for the right to use the subsurface resources at the Quartzevaya Gora (Quartz Mountain) deposit in the Krasnoyarsk region for a consideration of USD 60 thousand.

Review of financial performance of gold mining assets (Polus) in 2005

9.8

Key factors that affected the financial results of Polus group in 2005:

- growth of average market gold prices by 10% as compared to 2004;
- deterioration of mining and geological conditions at the Olimpiada deposit (increase of the stripping ratio, deepening of the pit, decline of the gold ore grade);
- growth of prices for consumables and spares, including for fuel (7.7%) and chemicals (7.4%);
- acquisition of gold mining subsidiaries Aldanzoloto GRK, Yuzhno-Verkhoyanskaya Mining Company and Yakutskaya Mining Company in Yakutia and consolidation of their financial results since their acquisition in the fourth quarter of 2005;
- RUR appreciation against the USD, which amounted to 2% based on the average annual rate.

Financial highlights

(US dollars million or as noted)

	2005	2004	2003
Gold sales revenues	473	442	299
Cost of gold sales	266	235	107
Gross profit on metal sales	207	207	192
Selling, general and administrative expenses	60	32	17
Other net operating expenses	25	(9)	15
Operating profit	122	184	159
Impairment of goodwill on acquisition	–	115	–
Profit before income taxes	167	72	164
Net profit for the year	115	10	120
Cash and cash equivalents	28	13	4
Investments in securities and other financial assets	4	3	–
Capital construction-in-progress	107	62	31
Property, plant and equipment	965	516	216
Total assets	3,573	1,138	409
Short-term loans and borrowings	26	36	–
Long-term loans and borrowings	5	9	–
Share capital and reserves	3,106	943	339
Total liabilities	467	195	69
Net cash flows generated by operating activities	52	127	147
Net cash flows used in investing activities	(1,307)	(593)	(145)
Net cash flows generated by financing activities	1,270	471	–
Total number of issued shares	419	293	243
Earnings per share (US dollars thousand)			
Basic	467	110	972
Fully diluted	314	59	492

Gold sales revenue

	2005	2004	2003
Gold sales revenue (US dollars million)	473	442	299
Consolidated gold sales ('000 ounces)	1,049	1,086	794
Average selling price of gold (US dollars per ounce)	449	407	377

Revenues from gold sales increased by 7% due to the following factors:

- increase in the average gold selling price in the domestic and external markets in 2005 by 10% as compared to 2004 to USD 449 per ounce, with the average export price of gold in 2005 amounting to USD 457 per ounce (the group did not have export sales in 2004); and
- reduction of physical sales of gold from 1,086,000 ounces in 2004 to 1,049,000 ounces in 2005 due to the reduction of alluvial gold production by Lenzoloto subsidiaries partially offset by the growth resulting from the sale of gold by Aldanzoloto GRK and Yuzhno-Verkhoyanskaya Mining Company acquired in 2005.

Cost of gold sales

(US dollars million)

	2005		2004		2003	
	group	% of total	group	% of total	group	% of total
Cash operating costs						
Consumables and spares	108	46	83	43	33	38
Labor	67	29	64	33	31	35
Mineral extraction tax and pollution tax	30	13	26	13	18	21
Utilities	14	6	12	6	3	3
Refining	3	1	3	2	2	2
Other cash costs	11	5	5	3	1	1
Total cash operating costs	**233**	**100**	**193**	**100**	**88**	**100**
Amortization and depreciation of operating assets	42		41		23	
Increase in metal inventories	(11)		(2)		(3)	
Provision for land reclamation and decommissioning of assets	2		3		–	
Cost of gold sales	**266**		**235**		**108**	

During 2005, the cost of gold sales grew by 13% from USD 235 million in 2004 to USD 266 million in 2005.

Cash operating costs

In 2005, cash operating costs increased by 20% and amounted to USD 233 million as opposed to USD 193 million in 2004. In 2005 consumables and spares continued to account for the largest portion of cash operating costs (46% as compared to 43% in 2004). At the same time, the share of labor costs decreased from 33% in 2004 to 29% in 2005.

The key reasons for the growth of cash operating costs in 2005 included:

- increase in prices for fuel, consumables and spares;
- deterioration of mining and geological conditions at the Olimpiada deposit resulting in increased costs for extraction and processing of gold;
- increase of the share of sulfide ores in total ore processed in 2005 by 4%; sulfide ore processing requires on average two times more reagents and materials and three times more energy;
- RUR appreciation against the USD and respective increase of costs in US dollar terms; and
- consolidation of cash operating costs of the acquired Yakut subsidiaries for the fourth quarter of 2005 totaling USD 13 million.

Consumables and spares

During 2005, the cost of consumables and spares increased by USD 25 million to USD 108 million. This increase is explained mainly by the growth of fuel prices (7.7%) and chemical prices (7.4%) and increase of fuel and material consumption as a result of deteriorating mining and geological conditions.

Labor

In 2005, labor costs increased by USD 3 million up to USD 67 million. This increase results from the consolidation of acquired Yakut subsidiaries and the growth of these costs in US dollar terms and as a result of the RUR appreciation against the US dollar.

Mineral extraction tax and pollution tax

The mineral extraction tax and pollution tax increased from USD 26 million up to USD 30 million in 2005, which relates mainly to the growth of gold prices by an average 10% as compared to 2004.

Amortization and depreciation of operating assets

During 2005, the amortization and depreciation charge on operating assets remained virtually on the same level as in 2004, amounting to USD 42 million despite the fact that average annual depreciated value of property, plant and equipment in 2005 was significantly higher than in 2004.

The reason for this was the review and resulting increase of the useful lives of gold mining and smelting property, plant and equipment in 2005. Accordingly, the rate of depreciation on these property, plant and equipment decreased in 2005 as compared to 2004 and so did the depreciation charge. Under IFRS this change was reflected as change in accounting estimates prospectively, without adjusting the prior year amount.

Increase in gold inventories

During 2005, the metal inventories increased by USD 9 million compared to USD 11 million mainly due to an increase in unrefined gold balances in CJSC Polus at the end of December 2005.

Cost of gold production by Polus and its subsidiaries
(US dollars per ounce or as noted)

	2005	2004	2003
Gold production ('000 ounces)	1,038	1,085	832
Unit cost of production	244	209	133
Cash operating cost	206	175	107

The amortization and depreciation of operating assets constituted a considerable component of the production cost in 2005, amounting to USD 38 per ounce.

In 2005, the cost of production per ounce of gold of the Polus group increased by USD 35 per ounce to USD 244 per ounce and cash operating costs of the Polus group grew by USD 31 per ounce to USD 206 per ounce.

During 2005, the cost of production per ounce of gold by Polus grew for the following reasons:

- consolidation of the operating results of the acquired Yakut companies with a higher gold production cost;
- growth of consumables prices;
- deterioration of mining and geological conditions at the Olimpiada deposit; and
- RUR appreciation against USD.

The table below demonstrates the cost of production per ounce of gold and cash operating costs at Polus group for the year ended 31 December 2005 by business units.

(US dollars per ounce)

Business unit	Unit cost of production	Total cash costs
Polus	196	159
Lenzoloto	373	337
Yakut companies	534	457

Selling, general and administrative expenses

During 2005, selling, general and administrative expenses ("SG&A") of the group increased by USD 28 million (by 88%) to USD 60 million. The key growth factors for these expenses were as follows:

- growth of the cost of auditors', lawyers' and other professional services by USD 2.1 million (by 148%) in connection with the preparation for the spin-off of the gold mining assets from MMC Norilsk Nickel and creation of a separate company;
- growth of transportation costs by USD 2.6 million (347%) as compared to 2004 on account of travel costs connected with the establishment of the holding;
- growth of salary costs to USD 33.5 million by USD 13.8 million (70%) as compared to 2004. This growth is mainly connected with the start of active operations of the group's corporate center and LLC Lenskaya Gold Mining Company holding, as well as the consolidation of the SG&A expenses of the Yakut companies acquired by the group for a total of USD 1.4 million; and
- growth of tax payments by USD 1.4 million (by 41%) as compared to 2004, mainly on account of property tax increase due to the acquisition of property, plant and equipment.

Other net operating expenses

During 2005, the group's other operating expenses amounted to USD 25 million whereas in 2004 the group had USD 10 million of other operating income. Thus, the net change of operating results amounted to USD 35 million. The main reasons for this were as follows:

- recognition of the impairment of assets by USD 6 million due to the accrual of the asset decommissioning obligations at Matrosov Mine (as the operation of property, plant and equipment was terminated and their recoverable amount was equal to zero due to the liquidation of the mine, the obligation in the full amount of USD 6 million was expensed);
- write-off of the construction-in-progress projects by Lenzoloto totaling USD 5 million; and
- accrual of the provision for tax risks of USD 2 million, predominantly on account of the risk of partial non-recovery of value added tax, as opposed to the reversal of the respective provision in 2004 for USD 15 million.

Net profit for the year

Net profit for the year increased from USD 10 million in 2004 to USD 115 million in 2005.

Cash and cash equivalents

At 31 December 2005 cash and cash equivalents amounted to USD 28 million as compared to USD 13 million as at 31 December 2004.

Investments in securities and other financial assets

At 31 December 2005 investment in securities and other financial assets amounted to USD 2,234 million as compared to USD 397 million as at 31 December 2004. The increase by USD 1,837 million relates mainly to the acquisition of 100% in Jennington International Inc., the holder of 20% in Gold Fields, a South African gold mining company and the growth of market value of Gold Fields to USD 1,736 million as of 31 December 2005.

Property, plant and equipment

At 31 December 2005 the carrying value of property, plant and equipment amounted to USD 965 million as compared to USD 516 million as at 31 December 2004. The increase by USD 449 million (87%) was the result of:

- consolidation of property, plant and equipment of subsidiaries acquired in 2005, which provided for the growth of property, plant and equipment by an overall USD 424 million, including USD 327 million of mineral use rights;
- acquisition of property, plant and equipment for USD 79 million and commissioning of capital construction projects with a value of USD 20 million;
- changes of accounting policy in respect of geologic research and mine development work – transition from charging these costs to period expenses to capitalization until the moment when the respective deposit reaches commercial production quantities or expensing where there is no evidence of proved or probable reserves; this change in the accounting policy led to increase of property, plant and equipment by USD 32 million; and
- increase of the carrying value of property, plant and equipment on account of the revision of the asset decommissioning provision by USD 27 million.

The increase of property, plant and equipment was partially offset by the disposal of property, plant and equipment with a value of USD 21 million (including depreciation on disposal of USD 3.5 million), including on disposal of subsidiaries, effect of translation from the functional currency to the currency of presentation of USD 27 million and depreciation charges for 2005 of USD 53 million.

Short-term loans and borrowings (including current portion of long-term borrowings)

At 31 December 2005 short-term loans and borrowings amounted to USD 26 million as compared to USD 36 million as at 31 December 2004. The decrease in the debt was mainly due to the fact that in 2005 Matrosov Mine fully repaid its obligations on short-term notes totaling USD 23 million. In addition, during 2005 Lenzoloto group fully repaid the majority of its short-term loans totaling USD 6 million. This reduction was partially offset by the consolidation of the short-term payables of the acquired Yakut subsidiaries of USD 21 million.

Long-term borrowings and financial lease obligations

At 31 December 2005 long-term borrowings and financial lease obligations of the Polus group amounted to USD 5 million as compared to USD 9 million as at 31 December 2004. This reduction was the result of the repayment of long-term bank loans totaling USD 4 million.

Share capital and reserves

At 31 December 2005 capital and reserves amounted to USD 3,106 million (including minority interest of USD 30 million) as compared to USD 943 million (including minority interest of USD 44 million) as at 31 December 2004. The main reasons for the increase were as follows:

- issue of additional shares by Polus, which led to increase of the group's capital by USD 1,300 million;
- revaluation surplus on securities available for sale, of USD 819 million, including an interest in Gold fields, South Africa; and
- growth of the group's retained earnings by USD 107 million.

Net cash flows generated by operating activities

Net cash provided by operating activities was USD 52 million, which is USD 75 million less than in 2004. Decrease of net cash inflows was explained by the following factors:

- increase of the balance of cash costs in work in progress by USD 14 million. Cash invested in work in progress in 2005 was not yet charged against revenue received from subsequent sales of finished goods as at 31 December 2005, thus creating a timing difference;
- increase of cash operating costs by USD 40 million;
- increase of cash SG&A costs by USD 27 million; and
- increase of the balance of inventories (fuel, spares and consumables) by USD 24 million. This increase was mainly on account of acquisition of spares for property, plant and equipment purchased in 2005, the growth of purchase prices and increase of fuel and consumables use due to the growth of ore processed volumes.

This increase of cash operating costs was partially offset by revenue growth by USD 30 million.

Net cash flows used in investing activities

In the reviewed period cash was used in investing activities mainly to finance acquisition of subsidiaries, property, plant and equipment, securities and other financial assets.

Cash used in investing activities increased from USD 593 million in 2004 to USD 1,307 million in 2005 by USD 714 million. This increase was due mainly to the following:

- acquisition of 100% in Jenington International Inc, holding 20% of shares in Gold Fields, South Africa, for USD 945 million;
- increase of expenses for the acquisition of property, plant and equipment from USD 70 million in 2004 to USD 146 million in 2005 by USD 76 million; and
- this increase was partially offset by the decrease of expenses for the acquisition of subsidiaries to USD 153 million in 2005 by USD 117 million and decrease of amounts for the acquisition of promissory notes from USD 756 million in 2004 to USD 613 million in 2005.

Net cash flows generated by financing activities

The main source of cash for the Polus group in 2005 and 2004 included the net cash flows from financing activities. The most significant item of this was proceeds from the issue of shares. During 2005, the cash inflows from financing activities of the Polus group amounted to USD 1,270 million (2004: USD 471 million), including cash received though the issue of shares – USD 1,300 million (2004: USD 499 million).


Cu
Cu
Ni
Ni

The key directions of the Group's activity in the area of personnel management and social policies in 2005[1] were linked to changes to personnel management mechanisms as part of the process of transition to the industry-based management:

- development and implementation of new personnel development technologies and social programs;
- improvement of the personnel motivation systems;
- development of social partnership and in-house communications;
- assisting in the development of the social sphere in the regions of the Group's operation.

Personnel development

The main focus of the corporate policy for personnel development is on facilitating the full realization of labour and creative potential of each employee, instilling the corporate unity feeling and loyalty to corporate interests.

Major instruments used for implementation of these policies include professional training of employees, selection, hiring and adaptation of young workers and specialists, building a pool of potential managers, development of target staff groups.

The Group's professional employee training system was highly praised at a national level in 2005. The Group won first prize at the Russian Organization of High Social Efficiency national competition in the Personnel Development category.

In 2005, 23.4 thousand employees of the Group's core enterprises located in the Norilsk industrial district (over 40% of the total number of employees of relevant enterprises) took part in different training events. Over 80% of the total training activities are delivered at the Group's in-house training center.

The reporting year saw the introduction of a new in-house distance learning system, which efficiently distributes throughout the entity timely updates to knowledge within the fast changing business environment. Videoconferences are widely used for training purposes. These allow the engagement of renowned scientists/advisors and other key specialists in the training process despite the long distances between the Group's sites.

The efficiency of the Group's staff professional training system was confirmed by the expert examination conducted for the purposes of designing and implementing an integrated quality and environmental management system, which proved that the Group's staff training initiatives comply with the requirements of ISO 9001:2000 and ISO 14001:2004 standards.

The Group implements ongoing programs of search, selection, hiring and adaptation of young employees. Young workers are hired under the Knowledge Exchange program which includes additional theoretical and practical training at designated training centers and subsequent appraisal, after which a decision is made regarding employment of a particular trainee. In total, 398 new employees were hired by the Group under this program during the reporting year.

College students and recent graduates interested in joining the Group are encouraged to take part in the Professional Start and Intern programs. In 2005, 419 students and graduates of 15 relevant Russian higher educational institutions took part in the above programs.

The Group has developed and successfully implemented a system of training a pool of potential managers capable of filling vacancies at the executive level. The most able employees are annually selected on a competitive basis to managerial pools at three levels: junior managers (foremen), middle managers (heads of sections/shops), top managers (directors/deputy directors of the Group's structural divisions). In 2005, 725 of more than 1,000 candidates employed by the Group's key Norilsk-located enterprises were selected to form a pool of potential managers and 102 of them were subsequently appointed to managerial positions.

Another key focus of the Group's personnel development activities are special programs for target staff groups formed according to appropriate criteria; these groups are seen as being of vital importance for the achievement of the Group's goals. 2005 saw the continuation of the target staff group projects (such as the Counsellors' Academy, Foreman's University, Leader Movement of Young Specialists, etc.). The total number of employees participating in the staff target group events was about 34,500.

1 A more detailed description of the Group's performance in the area of personnel management and social policies in 2005, and in a number of other areas connected with sustained development (health, safety and environment, etc), is provided in the Social Report of MMC Norilsk Nickel for 2005.

◦ Personnel motivation

Monetary incentives, which form the key element in the personnel motivation system, are based on a comprehensive compensation policy which defines personnel compensation mechanisms and covers salaries and various social and monetary benefits.

Salaries and wages are linked to performance and labor productivity. In determining the level of remuneration the Group adheres to a concept of offering a competitive salary within the local labor markets. This ensures the attraction and retention of highly motivated and professionally qualified personnel.

Labor costs of the Group's entities presented in the IFRS financial statements as part of cost of metals sold (mine and concentrating costs, smelting costs, electrolysis and refining costs) and selling, general and administrative expenses amounted to USD 965 million in 2005.

To increase the efficiency of labor costs, and taking into account changing production needs and external conditions, corporate remuneration and incentive systems are continuously being improved to ensure a closer link between individual and team performance and the level of their compensation.

During 2005, base rates and wages were increased at the Taimyr Peninsula entities and at OJSC Norilsk-Taimyr Energy Company (NTEC). Performance management instruments were further developed including employee bonuses paid from collective incentive funds and bonuses to company managers based on the achievement of the Key Performance Indicators; the Group continued to successfully implement labor agreements based on the system of grades and personnel efficiency assessment and ensuring the retention of key staff and increased motivation towards efficient performance.

Over the reporting period, an increase in labor productivity was achieved through the efforts of the Group's employees and management, allowing the Group to retain a leading position by labor remuneration among the largest Russian mining companies. The average salary of staff within the Group's as compared to 2004 increased by more than 11% in 2005 to USD 1,195 (RUR 33,800).

To motivate employees for long-term productive labor and ensure their social adaptation upon retirement from the Group, the compensation package includes a corporate pension paid to participants in the program Joint Corporate Pension. This pension is formed from joint contributions to a non-government pension fund by employees and the Group. The entitlement for the plan is determined on the basis of labor record. At the end of 2005, 2,630 employees of the Group were enrolled in the program, of which 310 had the corporate pensioner status.

In the reporting year the Taimyr Peninsula entities launched a new social program of beneficial loans to employees. Staff eligible for the program includes the best employees of the Group. Since its conception, 152 employees have enrolled in the program.

Timely and adequate moral incentives for labor achievements promote employee self-awareness of their involvement and significance in attaining corporate goals; they stimulate interest towards improving the performance of a separate division and the company as a whole.

In 2005, 5,246 of the Group's employees were awarded for their outstanding productivity, successful implementation of innovative projects and many years of conscientious work.

A significant motivation effect of the moral incentives is achieved by surrounding the celebrated employees with an atmosphere of honor and respect. Such distinguished employees are invited as honored guests to events held in labor collectives and set the pattern for the younger generation of staff. Celebrated employees are awarded the priority right to participate in professional development programs (various types of training, including abroad) and to receive additional social benefits and guarantees.

◦◦ Social partnership

Relationships with employees are built in accordance with the social partnership system developed and continuously evolving within the Group.

The regulation of social and employment relations between employer and employees is mainly performed through collective agreements. The system of collective agreements has been expanded and enhanced by the adoption in 2005 of an agreement on the regulation of social and employment relations at the Group's entities in 2006-2008, setting the basic standard for the relations between employer and employees in the social and employment sphere for all the companies of the Group located in the cities of Norilsk and Dudinka.

Further improvement of the social partnership mechanisms is achieved through the development of direct dialog between employer and employees, ensuring direct communication and enabling the Group to promptly address urgent issues directly at the levels at which they emerge and to extend these mechanisms to all the entities of the Group. For these purposes the Corporate Social and Labor Council of the Group and a new body of stakeholder communication – the Corporate Forum of the Group's entities located in Norilsk and Dudinka – were established in 2005.

Various collective bodies have been created to unite and coordinate the efforts of management and employees to develop and implement effective solutions to issues vital to the Group's operation and development. For example, the Group operates labor safety commissions, with members selected on a parity basis. MMC Norilsk Nickel operates and continuously improves the system of in-house communications, one of the main tools of which is the institute of social and labour contact centres.

◦◦ Recreational and labor environment improvement programs

The severe climate of the Far North and specific labor conditions within the Group's plants require special care to be given to employee health issues. For many years the Group's entities have been implementing special healthcare and sanatorium/resort treatment programs for employees and their family members.

Healthcare activities are mainly carried out at recreation centers owned by the Group. Healthcare and sanatorium/resort treatment programs for employees and their family members are jointly financed by the Group, the employees themselves and state social insurance programs. This provides for a more careful attitude of the part of employees towards their health and increases their responsibility to undergo timely preventive, recreational and medical procedures.

In 2005, the number of discount vouchers for sanatorium/resort treatment provided to employees of the Group's plants located in the Far North and to their family members was 36 per 100 employees.

Employee participation in recreational programs and improvement of sanatorium/resort treatments lead to a decrease of illness frequency and an increase of employees' individual performance. According to the previous experience, employees that underwent the required recreational and medical procedures in the Group's sanatoriums had an absence rate of 15%–30% less than other employees.

Under the special-purpose Social Amenities at Production Facilities program effective from 2003, the Group performs repairs and renewal of social and labor objects at its major entities. In 2005, the Group commissioned 4 repaired and reequipped factory canteens, repaired amenity rooms at 6 entities (cloakrooms, shower rooms, aid posts), reequipped canteens and lunchrooms at 5 entities, purchased 40 mobile makeshift modules accommodated specifically for rotating work schemes in the Far North and continued to equip the Group's gyms with trainers and sports equipment.

Development of corporate culture

Corporate holidays, cultural and sports events organized by the Group play an important role in the creation of employee corporate solidarity, loyalty and commitment: pride in the Group's achievements, as well as contributing to the intellectual and physical development of the employees. The Company Day celebrated annually is ranked especially high in the hierarchy of the Group's corporate events. The best employees of the Group are invited to take part in the celebration and those that have achieved outstanding performance are awarded with corporate prizes.

In 2005, the Group celebrated the 70th anniversary of the Norilsk Mining and Metallurgical Combine named after A.P. Zavenyagin from which the Polar Division was created. Main anniversary events were combined with the Metallurgist Day celebrations. Over 150,000 Group's employees – residents of Norilsk industrial district and invited guests – took part in these celebrations.

In recognition of its merits and in connection with the above celebration MMC Norilsk Nickel was awarded a Certificate of Honor issued by the Ministry of Industry and Energy of the Russian Federation.

As the majority of the Group's employees are young people, special attention is paid to the youth creativity development. The Group promotes the development of its Merry Norilsk Nickel Club, which includes over 300 young employees. Thousands of Norilsk residents watch the Group's various teams competing.

For the last five years, MMC Norilsk Nickel has organized a Children's Club for the children of the Group's employees. The Club's key goals include the demonstration of the principal distinctive features and advantages of the Group's main employment areas to the young generation, instilling pride for their parents' work and strengthening the children's involvement in the Group's business. The corporate children's creativity contest Road to Tomorrow has become a tradition. About 2,000 children took part in it in 2005. Following the contest, a mobile exhibition was organized around the majority of the Group's production sites. The Children's Club activities can be seen on the children's website: www.nickelca.ru.

Physical training and sports facilitation among the Group's employees, as well as the promotion of a healthy lifestyle and physical fitness as a way to increase labor potential and productivity play a significant role in strengthening the corporate culture. This trend is especially vital for the Group's employees living in the harsh weather conditions of the Far North. In 2005, almost all of the Group's employees participated in fitness and sports events held at the Group's entities. Every fourth employee takes regular sporting and physical exercises.

Socially responsible restructuring

In order to improve production efficiency and attain a leading position in the global mining industry, MMC Norilsk Nickel, like many other large Russian enterprises created during the Soviet era, implements a large-scale restructuring process, which provides for rationalization of employment, as well as optimization of age and professional structure of the staff. Of the utmost importance to the Group are the social consequences affecting both retiring employees and local communities. The adverse social consequences of restructuring are minimized primarily through the retraining of redundant employees and their transfer to jobs in other Group entities or external organizations located in the same area. In addition to retraining programs, the Group maintains compensation schemes based on specialized social techniques ensuring effective social adaptation and defending the interests of redundant target employee groups.

When implementing socially acceptable restructuring, the Group focused particularly on corporate pension plans, stimulating voluntary retirement of employees upon reaching the statutory age limit, namely:

- Six Pensions;
- Lifelong Professional Pension (for most distinguished employees);
- Additional Corporate Pension; and
- Additional Pension Payment (introduced in 2005).

Designed to foster personnel rotation, the Lump Sum Retirement Payment program was implemented encouraging the voluntary retirement of employees in all age categories. This program was primarily intended for employees that were made redundant due to the disposal of non-core businesses.

As a result of these social adaptation programs, in 2005 over 1,400 of retirement age employees retired from the Group and moved to areas with a better climate. This ensured more efficient personnel rotation due to internal staff mobility and recruitment of younger employees and professionals.

○○ Local community assistance

After the changes in the system of housing and utility complex management and the transfer of the social sphere assets to the municipal authorities, the Group continues to provide assistance to the social infrastructure in Norilsk. It performs capital repairs of housing facilities and reconstructs social infrastructure facilities (such as pre-school institutions, the children's library, city hospital, etc). The Group strives to prevent the deterioration of the social infrastructure in the conditions of limited government financing. During 2005, the Group, in conjunction with the Administration of Norilsk city, continued its active efforts to improve the housing facility management model and increase the effectiveness and transparency of expenditure for the maintenance of the housing and social assets of the city. As part of the agreements with Norilsk Administration, the Group has made capital repairs to the gyms in schools and has supported social programs initiated by the Administration including those aimed at stabilizing social processes in the course of the city's utility complex reform.

The Group provides extensive charitable support to the population in the areas of its operations on a systematic basis, in the framework of charitable programs, in close cooperation with regional government authorities, municipal authorities and public organizations.

In its charitable activities, the Group gives priority to work with young people and implements a number of programs aimed at the development of youths and children, which account for almost half of Norilsk's population. The program of sponsorship support to educational institutions is based on the Group's contacts with schools and kindergartens and is aimed at the creation of and improvement in conditions, which promote effective education and the development of the children's potential and their labor nurturing. The Group's employees are directly involved in on-going vocational guidance work with school students. The Group arranges meetings for school children with employee teams and excursions to the production entities. Staff from the Group also makes visits to schools to describe and explain the operations of the Group's entities.

The Group provides assistance to pensioners, war veterans, disabled persons, low-income families, children from large families, orphans and other socially vulnerable people to complement the benefits provided by the government's social security system. Over the last several years, the Group has been implementing in Norilsk a special program Social Support to Disabled Persons and Disability Prevention. In 2005, the Group sponsored the Norilsk orphanage and other specialized institutions for children.

Another direction of the Group's charitable activity is its participation in the development of the Taimyr Peninsula. The Group has a long-standing tradition of providing assistance and help to the Far North indigenous peoples inhabiting the Taimyr (Dolgan-Nenetz) Autonomous District. The Group renders regular assistance to residential settlements of the Far North indigenous peoples, supports health care institutions, schools and kindergartens in the district, implements measures aimed at the preservation and restoration of the cultural traditions of the Far North peoples and the protection of the unique flora and fauna of Taimyr. The Group provides assistance to the indigenous settlements on a regular basis. The sponsorship programs are discussed and agreed upon with the heads of the settlements and regions and with the district administration.


Ni
Pd
Ag
Cu

As of 31 December 2005, MMC Norilsk Nickel had an issued share capital of 213,905,884 ordinary shares with a par value of RUR 1 per share. Of them, 12,478,704 ordinary shares were held by the Company and 10,799,433 ordinary shares were bought back from shareholders in connection with the reorganization of MMC Norilsk Nickel in the form of spin-off of the gold mining assets.

Purchase of shares

In December 2004, the Company's Board of Directors made a decision to purchase up to 12,500,000 ordinary shares of MMC Norilsk Nickel at RUR 1,680 per share. Applications to sell shares were accepted by the Company from 15 December 2004 to 15 January 2005. The number of shares purchased by the Company from each shareholder who applied for sale of shares was determined on a pro rata basis. Shares were purchased from 16 January to 15 February 2005. As a result, the Company purchased 12,478,704 ordinary shares for a total of RUR 20,964.2 million. Shareholders received payment for the shares in February and March 2005.

Share buyback as a result of reorganization

The Extraordinary General Meeting of Shareholders of MMC Norilsk Nickel on 30 September 2005 agreed to reorganize the Company through spin-off. In accordance with the effective legislation, shareholders with voting rights who voted against the separation or did not take part in the voting were entitled to demand the buy-back of their shares by the Company.

Shareholders requests for the buyback of their shares were to be submitted from 1 October 2005 to 14 November 2005. A total of 407 requests were submitted. The shares were bought back at a ratio of 1.0 as the number of shares specified by the shareholders did not exceed the number of shares that the Company could buy back. The shares were bought back from 24 November 2005 to 14 December 2005. According to the purchase and sale agreements, a total of 10,799,433 registered ordinary shares were bought back from MMC Norilsk Nickel shareholders at RUR 1,855 per share. As a result, the Company bought back shares for a total of RUR 20,032.9 million from its shareholders.

Decrease in the share capital

On 16 December 2005, the Board of Directors decided to hold an Extraordinary General Meeting of Shareholders of MMC Norilsk Nickel on 17 February 2006 to discuss the reduction of share capital of the Company through the redemption of the ordinary shares purchased and bought back. On 17 February 2006, the shareholders decided by a majority vote to decrease the share capital of MMC Norilsk Nickel.

Following the redemption of the ordinary shares purchased by the Group in the period from January 2005 to February 2005 and of those bought back from shareholders in November 2005 to December 2005 due to the reorganization of MMC Norilsk Nickel in the form of spin-off of Polus, the issued share capital of the Company decreased by 23,278,137 ordinary shares to 190,627,747 ordinary shares with par value of RUR 1 each.

Changes to the Company's Charter regarding the decrease of the share capital were registered in the Unified State Register of Legal Entities on 17 March 2006.

Additional swap of shares of RAO Norilsk Nickel for shares of MMC Norilsk Nickel

In July 2005, the Company decided to conduct an additional swap of shares of RAO Norilsk Nickel for shares of MMC Norilsk Nickel for all shareholders of RAO Norilsk Nickel who did not exercise their right to perform this transaction earlier.

Share swap at a ratio of 1:1 began on 1 August 2005 and will end on 31 July 2006. As of 30 May 2006, it is estimated that a total of 201,452 shares have been swapped. Treasury stock of MMC Norilsk Nickel was used in the swap.

Listed shares

In Russia, MMC Norilsk Nickel shares are traded on the following exchanges under the following tickers:

Exchanges	Identifiable ticker
RTS – Moscow	GMKN classical market GMKNG exchange market
MICEX – Moscow	RU14GMKN0408 (4th issue) RU14GMKN0507 (5th issue)

In June 2001, the Company signed a depository agreement with The Bank of New York, under which the issue of Level-1 ADRs for MMC Norilsk Nickel shares was initiated. Custodial services for ADR transactions are rendered by ING Bank (Eurasia) ZAO. ADRs are traded abroad on the following exchanges:

- over the counter ("OTC") in the United States (NILSY US);
- IOB, London Stock Exchange (MNOD LI); and
- Freiverkehr, Berlin-Bremen Stock Exchange (NNIA GR).

ADRs convert into ordinary shares of the Company at a 1:1 ratio. As of 31 December 2005, MMC Norilsk Nickel had a total 77.9 million ADRs outstanding.

The market capitalization of MMC Norilsk Nickel is used in the calculation of the key Russian stock indices, such as RTS, MICEX, Interfax, Moscow Times, AK&M, as well as the stock indices of the leading international investment institutions and stock exchanges, including the MSCI, CSFB, HSBC, The Bank of New York, and the Vienna Stock Exchange.

Performance of MMC Norilsk Nickel shares and selected mining indices

(MMC Norilsk Nickel shares in US dollars, indices adjusted to MMC Norilsk Nickel share price)



120
100
80
60
40
20
0
January 2005
March 2005
May 2005
July 2005
September 2005
November 2005

- MMC Norilsk Nickel in RTS
- Morgan Stanley – Global metallurgical and mining companies Index
- HSBC — Global mining companies Index
- HSBC — Global nickel producers Index
- HSBC — Global platinum producers Index
- RTS

MMC Norilsk Nickel share price

(US dollars)

RTS share prices[1]

	Minimum	Maximum	At the end of the period
2000	6.10	12.05	7.30
2001	6.50	20.85	17.02
2002	15.00	25.00	20.25
2003	20.25	66.00	65.15
2004	44.00	81.10	54.40
2005			
1st quarter	51.10	65.00	58.35
2nd quarter	53.55	63.60	60.60
3rd quarter	60.40	79.35	79.35
4th quarter	67.50	90.10	88.60

ADR prices at the London Stock Exchange

	Minimum	Maximum	At the end of the period
2001	10.90	17.05	17.00
2002	15.03	24.85	20.00
2003	19.80	26.70	66.50
2004	43.90	82.70	55.50
2005			
1st quarter	49.25	66.25	59.00
2nd quarter	53.50	63.20	61.27
3rd quarter	56.00	84.00	83.25
4th quarter	66.75	96.50	94.01

ADR price on electronic OTC section of Nasdaq

	Minimum	Maximum	At the end of the period
2001	10.71	17.50	17.25
2002	14.90	24.75	20.18
2003	20.05	26.60	67.25
2004	43.65	83.00	55.00
2005			
1st quarter	49.00	66.00	58.50
2nd quarter	53.70	63.00	61.00
3rd quarter	60.70	83.00	83.00
4th quarter	67.90	95.50	95.00

Note:

(1) Before the 4th quarter of 2001 – RAO Norilsk Nickel shares, after the 4th quarter 2001 – OJSC MMC Norilsk Nickel.

MMC Norilsk Nickel major shareholders [1]

(Shareholders holding more than 1% of MMC Norilsk Nickel shares as of 15 May 2006)

Shareholder	Total number of shares, million	% of the total number of issued shares
The Bank of New York International Nominees[2]	47.5	24.9
Pharanco Holdings Co. Limited[3]	22.9	12.0
Dimonsenco Holdings Co. Limited[4]	22.9	12.0
Bektanco Holdings Co. Limited[3,5]	15.2	8.0
Rinsoco Trading Co. Limited[4,5]	15.2	8.0
CJSC HC Invest	14.1	7.4
Decoso Investments Limited[3]	6.8	3.6
Confirmaro Trading Limited[4]	6.8	3.6
Total major shareholders	**151.4**	**79.5**

Notes:

(1) The total number of shareholders in the Register included 71 legal entities (including 16 nominal holders) and 59,136 individuals.

(2) Excluding the ADRs held by Bektanco and Rinsoco.

(3) The beneficiary of these companies is Mr. V.O. Potanin.

(4) The beneficiary of these companies is Mr. M.D. Prokhorov.

(5) Including the shares converted into ADRs.

Ni Cu



Pd Pd Ni

Board of Directors of MMC Norilsk Nickel[1]



Andrey Alexandrovich Klishas
Chairman of the Board of Directors since 2001
From 1999 to 2003 – Member of the Board of Directors, OJSC AKB Rosbank.
From 2000 to 2001 – Member of the Board of Directors, OJSC Sidanko.
From 2001 to 2002 – Member of the Board of Directors at OJSC Federal Contracting Corporation Roskhlebprodukt.
Since 2001 – General Director and Chairman of the Management Board of CJSC Holding Company Interros.
Since 2002 – Member of the Board of Directors of CJSC APK Agros, OJSC Power Machines.
Since 2004 – Chairman of the Board of Directors of OJSC AKB Rosbank,
Member of the Board of Directors of CJSC Holding Company Interros.
Since 2006 – Member of the Board of Directors of OJSC Polyus Gold.
Mr. Klishas is 33.



Andrey Evgenyevich Bugrov
Member of the Board of Directors since 2002
From 1993 to 2002 – Representative of the Russian Federation in the World Bank Group,
Executive director of OJSC AKB MBRD and CJSC AKB IFC.
From 2002 to 2003 – Chairman of the Board of Directors and President of AKB Rosbank, Member of the Board of Directors of OJSC Power Machines.
From 2002 to 2004 – Deputy Chairman of the Board of Directors of CJSC Holding Company Interros.
Since 2003 – Member of the Board of Directors of OJSC Russian Communal Systems,
Director of AIG-Interros RCF Advisor,
Member of the Board of Directors of OJSC AKB Rosbank,
Chairman of the Board of Directors of OJSC Open Investments.
Since 2004 – Managing Director of CJSC Holding Company Interros,
Chairman of the Board of Directors of CJSC Prof-Media,
Member of the Board of Directors of RAO UES of Russia.
Mr. Bugrov is 54.



Guy de Selliers
Member of the Board of Directors since 2002
Since 1994 – Member of the Board of Directors of Solvay S.A.
Since 2001 – Member of the International Supervisory Council, Fortis Group, and
Member of the Board of Directors of Wimm Bill Dann.
Since 2003 – Chairman of the Board of Directors of HB Advisors,
Member of the Board of Directors of OJSC Furniture Company Shatura.
Mr. de Selliers is 54.



Vladimir Ivanovich Dolgikh
Member of the Board of Directors since 2001
Pensioner
Since 1997 – Chairman of the Board, Krasnoyarskoe Zemliachestvo Society.
Mr. Dolgikh is 81.



Ralph Tavakolian Morgan

Member of the Board of Directors since 2005

From 1995 to 2004 – Project manager, Partner of the Moscow office of McKinsey&Co.

From 2004 to 2005 – Deputy Chairman of the Management Board and Deputy General Director of MMC Norilsk Nickel.

Since 2005 – Member of the Management Board and Deputy General Director of MMC Norilsk Nickel.

Mr. Morgan is 37.



Mikhail Dmitrievich Prokhorov

Member of the Board of Directors since 2003

From 1998 to 2000 – President and Chairman of the Management Board of Unexim bank.

From 2000 to 2001 – President of OJSC AKB Rosbank.

From 2000 to 2002 – Member of the Board of Directors of OJSC AKB Rosbank and CJSC AKB IFC.

Since 2001 – General Director and Chairman of the Management Board of MMC Norilsk Nickel.

Since 2006 – Chairman of the Board of Directors of OJSC Polyus Gold.

Mr. Prokhorov is 41.



Ekaterina Mikhailovna Salnikova

Member of the Board of Directors since 2004

From 1998 to 2001 – Member of the Board of Directors, OJSC Sidanko.

From 2000 to 2004 – Member of the Board of Directors, CJSC Prof-Media.

From 2000 to 2005 – Member of the Board of Directors of OJSC Power Machines.

From 2001 to 2003 – Member of the Board of Directors, MMC Norilsk Nickel, Member of the Management Board of CJSC Holding Company Interros.

From 2004 to 2005 – Member of the Board of Directors of CJSC AIC Agros.

From 2004 to 2006 – Member of the Board of Directors of OJSC AKB Rosbank.

Since 1998 – Director of Corporate Governance, CJSC Holding Company Interros.

Since 2003 – Member of the Board of Directors of OJSC Open Investments.

Since 2006 – Member of the Board of Directors of OJSC Polyus Gold.

Ms. Salnikova is 48.



Kirill Lvovich Ugolnikov

Member of the Board of Directors since 2005

From 1995 to 2000 – Deputy Head of the Russian Federation State Tax Service, First Deputy Minister for Taxes and Levies of the RF.

Since 2000 – Member of the Board of Directors of CJSC Vneshyurcollegia, Member of the Board of Directors of AKB Investsberbank.

Mr. Ugolnikov is 44.



Heinz Schimmelbusch

Member of the Board of Directors since 2003

Since 1994 – Chairman of the Board and CEO of Allied Resources Corporation (USA).

Since 1997 – Executive Director, Partner and Founder of Safeguard International Fund (US).

Since 1998 – President, CEO and Member of the Board of Directors, Metallurg Holdings, Inc., Chairman of the Board of Directors, ALD Vacuum Technologies (Germany).

Since 1999 – Member of the Board of Directors of Becancour Silicon Inc.

Since 2001 – Chairman of the Supervisory Board of Pfal-Flugzengwerke (Germany).

Since 2003 – Chairman of the Board of Directors and CEO of Timminco Limited (Canada).

Mr. Schimmelbusch is 61.

Note:

(1) The Board of Directors was elected by the Annual General Meeting of Shareholders of MMC Norilsk Nickel on 30 June 2005. The following directors were newly elected to the Board: R.T. Morgan and K.L. Ugolnikov, with the other 7 directors re-elected.

Management Board of OJSC MMC Norilsk Nickel[1]



Mikhail Dmitrievich Prokhorov

Chairman of the Management Board and General Director since 2001

From 1998 to 2000 – President and Chairman of the Management Board of Unexim bank.
From 2000 to 2001 – President of OJSC AKB Rosbank.
From 2000 to 2002 – Member of the Board of Directors of OJSC AKB Rosbank and CJSC AKB IFC.
Since 2003 – Member of the Board of Directors of MMC Norilsk Nickel.
Since 2006 – Chairman of the Board of Directors of OJSC Polyus Gold.
Mr. Prokhorov is 41.



Igor Anatolyevich Komarov

Member of the Management Board and Deputy General Director since 2002

From 1998 to 2000 – First Deputy Chairman of the Management Board of OJSC AKB National Reserve Bank.
From 2000 to 2002 – Deputy Chairman of the Management Board of OJSC AKB Savings Bank of the Russian Federation.
From 2002 to 2004 – Member of the Board of Directors, OJSC AKB Rosbank.
Mr. Komarov is 42.



Yury Alexeevich Kotlyar

Member of the Management Board since 2001

From 1997 to 2001 – First Deputy General Director of RAO Norilsk Nickel.
From 1999 to 2003 – Member of the Board of Directors and Chairman of the Board of Directors of RAO Norilsk Nickel.
From 2001 to 2002 – General Director of OJSC Gipronickel
Since 2001 – General Director and Chairman of the Management Board of RAO Norilsk Nickel.
Mr. Kotlyar is 67.



Ralph Tavakolian Morgan

Member of the Management Board and Deputy General Director since 2004

From 1995 to 2004 – Project manager, Partner of the Moscow office of McKinsey&Co.
Since 2005 – Member of the Board of Directors of MMC Norilsk Nickel.
Mr. Morgan is 37.



Denis Stanislavovich Morozov

Member of the Management Board and Deputy General Director since 2003

From 1998 to 1999 – Director of the Commercial Banking Department of CJSC AKB IFC.
From 1999 to 2001 – Head of the Corporate Capital, Shareholder and Investor Operations Department of RAO Norilsk Nickel.
From 2001 to 2003 – Head of the Legal Department of MMC Norilsk Nickel.
From 2002 to 2003 – Member of the Board of Directors of RAO Norilsk Nickel.
From 2002 to 2005 – Member of the Board of Directors, CJSC Polus.
Since 2006 – Member of the Board of Directors of OJSC Polyus Gold.
Mr. Morozov is 33.



Jacques Iosifovich Rozenberg

Member of the Management Board and Deputy General Director since 2001

From 1998 to 2000 – Deputy General Director of RAO Norilsk Nickel.

From 1998 to 2003 – Member of the Board of Directors, OJSC Norilskgazprom.

From 2001 to 2003 – Chairman of the Scientific and Technical Council of MMC Norilsk Nickel.

Mr. Rozenberg is 62.



Viktor Evgenyevich Sprogis

Member of the Management Board and Deputy General Director since 2001

From 2000 to 2001 – First Deputy General Director of OJSC Raznoimport.

Since 2001 – Deputy General Director of MMC Norilsk Nickel.

Mr. Sprogis is 44.



Maxim Valeryevich Finsky

Member of the Management Board and Deputy General Director since 2001

From 2000 to 2002 – Member of the Board of Directors of AKB International Financial Company.

From 2001 to 2002 – Chairman of the Board of Directors of OJSC Babaevsky Confectionery Concern.

From 2002 to 2003 – Member of the Board of Directors of OJSC Murmansk Shipping Company.

Since 2002 – Member of the Board of Directors of International Platinum Association.

From 2004 to 2006 – Chairman of the Board of Directors of Metal Trade Overseas (Switzerland).

Mr. Finsky is 40.



Dmitry Semenovich Cheskis

Member of the Management Board and Deputy General Director since 2003

From 1996 to 2001 – Executive Director, LLC Okamet.

From 2001 to 2003 – Head of the Domestic Market Department of MMC Norilsk Nickel.

From 2002 to 2004 – Chairman of the Board of Directors, CJSC Normetimpex.

From 2002 to 2005 – Chairman of the Board of Directors, LLC Norilsk Metals.

Since 2003 – Chairman of the Board of Directors, OJSC Yenisey Shipping Company.

Mr. Cheskis is 52.

Note:

(1) The composition of the Management Board was approved by the Board of Directors in August 2005. The following directors were newly elected to the Board: V.E. Sprogis and D.S. Cheskis, with the other 7 directors reelected.

Members of the Management Board and the Board of Directors - holding of MMC Norilsk Nickel shares at 31 December 2005

Full name and position	Number of shares	% in issued share capital
V.I. Dolgikh Member of the Board of Directors	479	0.0002
D.S. Morozov Member of the Management Board - Deputy General Director	7	0.000003
J.I. Rozenberg Member of the Management Board - Deputy General Director	897	0.0004
Total held by Members of the Management Board and the Board of Directors	**1,383**	**0.000603**

∘∘ Declaration on Corporate Governance

In 2002, MMC Norilsk Nickel declared its intention to comply with the standards and recommendations set out in the Code of Corporate Governance of the FCSM (the "Code"), for which purpose internal documents of the Group were amended appropriately. The main activities aimed at improving corporate governance include:

- election of independent directors to the Board;
- approval of dividend policy;
- introduction of a Corporate Secretary;
- approval of the Regulation on insider information;
- establishment of the Audit Committee of the Board of Directors; and
- increased transparency/ new level of disclosure.

In accordance with the Methodical recommendations approved by the Ruling of the FCSM No. 03-849/r dated 30 April 2003, the Company prepared a report on compliance with the Code. The compliance report is disclosed in Appendix 1 of this Annual Report.

∘∘ Board of Directors

In accordance with the requirements of the Federal Law On Joint Stock Companies, the Board of Directors of MMC Norilsk Nickel is elected by the Annual General Meeting of Shareholders for the duration of one year. The Board of Directors comprises of 9 directors.

The Annual General Meeting of Shareholders of MMC Norilsk Nickel held on 30 June 2005 elected a new Board of Directors, with the following 7 directors being re-elected:

- Andrey E. Bugrov;
- Vladimir I. Dolgikh;
- Andrey A. Klishas;
- Mikhail D. Prokhorov;
- Ekaterina M. Salnikova;
- Heinz Schimmelbusch; and
- Guy de Selliers.

Also the following two directors were newly elected to the Board:

- Ralph T. Morgan;
- Kirill L. Ugolnikov.

In accordance with global corporate governance practices and the recommendations of the Code, independent directors are elected to the Board of Directors of MMC Norilsk Nickel. In the reporting year four independent directors were elected to the Board of Directors:

- Vladimir I. Dolgikh;
- Heinz Schimmelbusch;
- Guy de Selliers; and
- Kirill L. Ugolnikov.

The Group uses the most conservative criteria to determine the independence of the members of its Board of Directors.

Attendance of the Directors in person at the Board Meetings held in 2005

Director	Number of meetings held(1)	Number of meetings attended
Andrey E. Bugrov	7	3
Vladimir I. Dolgikh	7	6
Ronald Freeman(2)	3	0
Andrey A. Klishas	7	7
Ralph T. Morgan(3)	4	4
Mikhail D. Prokhorov	7	5
Leonid B. Rozhetskin(2)	3	1
Ekaterina M. Salnikova	7	6
Heinz Schimmelbusch	7	3
Guy de Selliers	7	5
Kirill L. Ugolnikov(3)	4	3

Notes:

(1) Number of meetings of the Board of Directors held in person, which the director was eligible to attend.

(2) Was not elected to the Board of Directors at the Annual General Meeting of Shareholders on 30 June 2005.

(3) Elected to the Board of Directors at the Annual General Meeting of Shareholders on 30 June 2005.

In 2005, the Board of Directors held 7 meetings in person and 21 meetings in absentia.

In 2005, the Board of Directors of MMC Norilsk Nickel reviewed various issues related to the Group's financial statements, acquisitions/sales of assets, the Group's participation in the shareholders' capital of other companies and reorganization of MMC Norilsk Nickel. In compliance with the requirement of the current legislation in Russia, the Board of Directors reviewed interested party transactions. In compliance with FCSM Resolution No. 17/ps dated 31 May 2002, a list of interested party transactions approved by the Board of Directors in 2005 is disclosed in this Annual Report (see Appendix 2).

Audit Committee of the Board of Directors

In the reporting year the Audit Committee of the Board of Directors of MMC Norilsk Nickel (created in December 2004) began to implement its role of assisting the Board of Directors in supervising financial and operating activities by preliminary consideration of issues and the preparation of respective recommendations to the Board of Directors.

In accordance with international corporate governance practices, the Audit Committee may include only independent and non-executive members of the Board of Directors and only an independent director may be elected as its chair. In electing members of the Audit Committee, their education, professional qualifications, experience in the Committee's sphere of activities, financial and operational documentation expertise and other special knowledge necessary to the members of the Committee in the performance of the respective authorities are taken into account.

The first Audit Committee elected consisted of:

- Guy de Selliers – an independent director – Chairman;
- Andrey Bugrov – a non-executive director – Member; and
- Ekaterina Salnikova- a non-executive director – Member.

In accordance with the Audit Committee charter, the Committee was re-elected at the first meeting after the election of the new Board of Directors in June 2005. The newly elected Audit Committee consisted of:

- Guy de Selliers – an independent director – Chairman;
- Andrey Bugrov – a non-executive director – Member; and
- Kirill Ugolnikov – an independent director – Member.

During 2005, the Committee held 3 meetings and 2 conference calls, which considered various issues within its competence, in particular: financial statements, interaction of the Company with the external auditors, assessment of internal control efficiency, assistance in effective operation of internal controls, etc.

Corporate secretariat

On 11 August 2005, the Board of Directors approved the resignation of Mikhail Sosnovsky, the Secretary of MMC Norilsk Nickel, and appointed Pavel Sukholinsky to the position. In addition, Mr. Sukholinsky was charged with the responsibilities of the Secretary of the Company's Board of Directors.

∘∘ Disclosures

The Company seeks to achieve maximum transparency of its operations and ensure equal and timely access to the information disclosed for its shareholders and investors.

Having received an appropriate approval of the Russian Government, MMC Norilsk Nickel started to disclose information on the physical volumes of the non-ferrous metals production, sales and reserves. The annual report for 2004 presented for the first time in history the results of gold reserves audit prepared by independent consultants in accordance with the JORC Code principles. In February 2006, the Group disclosed the results of the PGMs reserves audit.

Since financial year 2002, MMC Norilsk Nickel has been publishing its audited annual consolidated financial statements in accordance with IFRS and since 2004 – interim consolidated financial statements on a semi-annual basis. After the issue of financial statements teleconferences are held with analysts and investors.

Since the beginning of 2005, the Company has been disclosing consolidated quarterly production of nickel and copper in news releases published within 30 days after the end of the respective quarter. Since the third quarter 2005 these news releases also disclose quarterly production of palladium and platinum.

In the reporting year serious changes were made to the content of the corporate web site of MMC Norilsk Nickel (www.nornik.ru). The shareholders section was significantly extended with information useful and necessary for investors and shareholders in investment decision making.

The Group's efforts aimed at improving corporate governance and transparency did not remain unnoticed by the investment community:

- the Group won the competition of Russian Corporate Governance Leaders – 2005 in the category Company with the Best Annual Report. The competition was organized by the Association for Investor Rights Protection;
- the Annual Report for 2004 was the winner of:
  - the 8th annual competition of annual reports and corporate sites organized by the RTS stock exchange, in the nomination Best Level of Disclosure for Investors;
  - the annual competition of annual reports organized by Expert RA rating agency sponsored by Pricewaterhouse-Coopers, in the nomination Information Intensity.

∘∘ Audit of annual RAS financial statements

Audit of the Group's 2005 RAS financial statements have been performed by Rosexpertiza.

∘∘ Audit of IFRS consolidated annual financial statements

The consolidated annual financial statements of MMC Norilsk Nickel were prepared in accordance with the International Financial Reporting Standards ("IFRS"). Deloitte & Touche were appointed by management to perform an audit in accordance with the International Standards on Auditing of the consolidated annual financial statements for the year ended 31 December 2005.

∘∘ Dividends

Considering the extraordinary performance of the Group reflecting sustained favorable metal prices in 2005, the Company continued the practice of interim dividend distribution.

Based on the Company's performance in 9 months of 2005, the Extraordinary General Meeting of Shareholders on 30 December 2005 approved distribution of interim dividends of RUR 43 (USD 1.49) per ordinary share. A total of RUR 8.7 billion was paid as dividends. The interim dividends were paid in February 2006.

The Board of Directors has also proposed to the Annual General Meeting of the Shareholders of the Company scheduled for 29 June 2006 to approve dividends for 2005 equal to RUR 18.9 billion or RUR 96.49 (USD 3.47) per one ordinary share of the Company.

Therefore, considering the dividends already paid for 9 months of 2005, additional dividends for 2005 will amount to RUR 10.2 billion, which is equivalent to RUR 53.49 (USD 1.98) per ordinary share.

The Board of Directors confirms that the dividend policy of the Company approved by the Board of Directors in 2002 remains unchanged. It provides for 20% to 25% of IFRS net income for the year to be paid as dividends.

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

INDEX

EXCHANGE RATES – RUSSIAN ROUBLE

	2005	2004
Year-end rates		
1 US dollar	28.7825	27.7487
1 Euro	34.1850	37.8104
Average rates for the year		
1 US dollar	28.2864	28.8150
1 Euro	35.3865	35.8185

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the report of the independent auditors set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated annual financial statements of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated annual financial statements that present fairly the consolidated financial position of the Group at 31 December 2005, the consolidated results of its operations, cash flows and changes in shareholders' equity for the year then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated annual financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated annual financial statements; and
- preparing the consolidated annual financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management, within its competencies, is also responsible for:

- designing, implementing and maintaining an effective system of internal controls, throughout the Group;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking steps to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

The consolidated annual financial statements for the year ended 31 December 2005 were approved on 30 May 2006 by:

M. D. Prokhorov	**I. A. Komarov**
General Director	Deputy General Director

Moscow
30 May 2006

REPORT OF THE INDEPENDENT AUDITORS

To the management of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel"

We have audited the consolidated annual financial statements for the year ended 31 December 2005 of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group"), set out on pages 3-55. The consolidated annual financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated annual financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated annual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated annual financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2005, and the consolidated results of its operations, its cash flows and changes in shareholders' equity for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche CIS

Moscow
7 June 2006

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

(US dollars million)

	Notes	2005	2004
Metal sales	**6**	**7,169**	**6,591**
Cost of metal sales	7	(2,994)	(2,938)
Gross profit on metal sales		**4,175**	**3,653**
Selling, general and administrative expenses	13	(841)	(821)
Other net operating expenses	14	(58)	(166)
Operating profit		**3,276**	**2,666**
Finance costs	15	(95)	(67)
Net income from investments	16	59	5
Other non-operating expenses	17	(124)	(97)
Profit before taxation		**3,116**	**2,507**
Taxation	18	(838)	(642)
Profit for the year from continuing operations		**2,278**	**1,865**
Profit/(loss) for the year from discontinued operation	4	74	(8)
Profit for the year		**2,352**	**1,857**
Attributable to:			
Shareholders of the parent company		2,355	1,878
Minority interest		(3)	(21)
		2,352	**1,857**
EARNINGS PER SHARE			
Weighted average number of ordinary shares in issue during the year	28	201,242,833	210,642,516
Basic and diluted earnings per share from continuing and discontinued operations (US cents)		1,170	892
Basic and diluted earnings per share from continuing operations (US cents)		1,133	893

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2005
(US dollars million)

	Notes	2005	2004
ASSETS			
Non-current assets		**9,177**	**9,665**
Property, plant and equipment	19	5,961	6,644
Capital construction-in-progress	20	1,184	1,208
Investments in associates	21	95	162
Investments in securities and other financial assets	22	690	1,407
Other non-current assets	23	138	244
Non-current assets of disposal group	4	1,109	–
Current assets		**5,553**	**3,967**
Inventories	24	1,301	1,442
Trade and other receivables	25	440	455
Other current assets	26	567	694
Investments in securities and other financial assets	22	134	30
Cash and cash equivalents	27	922	1,346
Current assets of disposal group	4	2,189	–
Total assets		**14,730**	**13,632**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves		**11,397**	**10,643**
Share capital	28	9	10
Share premium	29	–	782
Investments revaluation reserve		676	(56)
Accumulated profits		10,378	9,541
Equity attributable to shareholders of the parent company		**11,063**	**10,277**
Minority interest		**334**	**366**
Non-current liabilities		**1,739**	**1,602**
Long-term borrowings	30	635	657
Deferred tax liabilities	31	543	740
Employee benefit obligations	32	56	50
Environmental obligations	33	269	155
Non-current liabilities of disposal group	4	236	–
Current liabilities		**1,594**	**1,387**
Current portion of long-term borrowings	30	8	323
Current portion of employee benefit obligations	32	212	265
Short-term borrowings	34	349	229
Trade and other payables	35	300	299
Taxes payable	36	187	261
Dividends payable		301	10
Current liabilities of disposal group	4	237	–
Total shareholders' equity and liabilities		**14,730**	**13,632**

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

(US dollars million)

	Notes	2005	2004
Operating activities			
Cash flows from operations	37	3,974	3,498
Interest paid		(84)	(58)
Taxation paid		(896)	(936)
Net cash inflow from operating activities		**2,994**	**2,504**
Investing activities			
Acquisition of subsidiaries, net of cash acquired, and increase of ownership in subsidiaries	38	(175)	(289)
Proceeds from disposal of subsidiaries, net of cash disposed of	39	1	25
Purchase of property, plant and equipment		(773)	(618)
Proceeds from sale of property, plant and equipment		38	57
Purchase of securities and other financial assets		(680)	(1,440)
Proceeds from sale of securities and other financial assets		134	237
Net cash outflow from investing activities		**(1,455)**	**(2,028)**
Financing activities			
Proceeds from short-term borrowings		1,877	1,998
Repayments of short-term borrowings		(1,792)	(2,034)
Proceeds from long-term borrowings		112	872
Repayments of long-term borrowings		(417)	(197)
Re-acquisition of shares		(1,457)	–
Dividends paid		(201)	(618)
Net cash (outflow)/inflow from financing activities		**(1,878)**	**21**
Effect of translation to presentation currency for the year		(36)	47
Net (decrease)/increase in cash and cash equivalents		**(375)**	**544**
Net cash and cash equivalents at beginning of the year		**1,325**	**781**
Cash and cash equivalents of disposal group	4	(28)	–
Net cash and cash equivalents at end of the year	**27**	**922**	**1,325**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED 31 DECEMBER 2005

(US dollars million)

	Notes	Share capital	Share premium	Investments revaluation reserve	Accumulated profits	Equity attributable to the shareholders of the parent company	Minority interest	Total
Balance at 31 December 2003 as previously reported		**9**	**737**	**–**	**7,457**	**8,203**	**344**	**8,547**
Effect of change in accounting policy	1	–	–	(50)	50	–	–	–
Balance at 31 December 2003 as restated		**9**	**737**	**(50)**	**7,507**	**8,203**	**344**	**8,547**
Profit for the year		–	–	–	1,878	1,878	(21)	1,857
Dividends	40	–	–	–	(308)	(308)	–	(308)
Decrease in fair value of available-for-sale investments		–	–	(46)	–	(46)	–	(46)
Release on disposal of available-for-sale investments		–	–	42	(42)	–	–	–
Minority interest in subsidiaries acquired	38	–	–	–	–	–	48	48
Net decrease in minority interest due to increase of Group's share in subsidiaries		–	–	–	–	–	(16)	(16)
Translation of foreign operations		–	–	–	(18)	(18)	–	(18)
Effect of translation to presentation currency		1	45	(2)	524	568	11	579
Balance at 31 December 2004		**10**	**782**	**(56)**	**9,541**	**10,277**	**366**	**10,643**
Profit for the year		–	–	–	2,355	2,355	(3)	2,352
Dividends	40	–	–	–	(492)	(492)	–	(492)
Re-acquisition of issued shares	29	(1)	(799)	–	(657)	(1,457)	–	(1,457)
Re-issuance of ordinary shares from treasury shares	29	–	12	–	–	12	–	12
Increase in fair value of available-for-sale investments		–	–	744	–	744	–	744
Net decrease in minority interest due to increase of Group's share in subsidiaries		–	–	–	–	–	(27)	(27)
Translation of foreign operations		–	–	–	12	12	–	12
Effect of translation to presentation currency		–	5	(12)	(381)	(388)	(2)	(390)
Balance at 31 December 2005		**9**	**–**	**676**	**10,378**	**11,063**	**334**	**11,397**

1. GENERAL

Organisation

Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" (the "Company" or "MMC Norilsk Nickel") was incorporated in the Russian Federation on 4 July 1997. The principal activities of the Company and its subsidiaries (the "Group" or "Norilsk Group") are the extraction and refining of base and precious metals and their sale in the commodities market. Further details regarding the nature of the business and structure of the Group are presented in note 47.

Major production facilities of the Group are located in Taimyr and Kola Peninsulas of the Russian Federation and in Columbus, Montana, USA. The registered office of the Company is located at 22, Voznesensky pereulok, Moscow, Russian Federation.

Shareholding structure of the Group as at 31 December 2005 and 2004 was as follows:

	2005		2004	
Shareholders	Number of shares	% held	Number of shares	% held
ZAO "ING Bank Evrazia" (nominal)	82,521,332	43.73%	53,463,389	25.38%
Dimosenco Holdings Co. Limited	24,123,671	12.78%	26,738,236	12.69%
Pharanco Holdings Co. Limited	24,123,671	12.78%	26,738,236	12.69%
AKB "Rosbank" (nominal)	12,871,010	6.82%	12,972,684	6.16%
Bektanco Holdings Co. Limited	5,616,003	2.98%	26,738,236	12.69%
Rinsoco Trading Co. Limited	5,616,003	2.98%	26,738,236	12.69%
Other	33,835,231	17.93%	37,253,499	17.70%
Total	**188,706,921**	**100.00%**	**210,642,516**	**100.00%**

The ultimate controlling shareholders of the Group are Mr. Vladimir O. Potanin and Mr. Mikhail D. Prokhorov.

Basis of presentation

The consolidated annual financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). International Financial Reporting Standards include standards and interpretations approved by the International Accounting Standards Board ("IASB"), including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the jurisdictions in which they are incorporated and registered. Accounting principles and financial reporting procedures in these jurisdictions may differ substantially from those generally accepted under IFRS. Accordingly, financial statements of individual entities of the Group have been adjusted to ensure that the consolidated annual financial statements are presented in accordance with IFRS.

The consolidated annual financial statements of the Group are prepared on the historical cost basis, except for:

- fair value of subsidiaries acquired, in accordance with IFRS 3 "Business Combinations", which is more fully described in note 2 (a);
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories", which is more fully described in note 2 (h); and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", which is more fully described in note 2 (i).

Adoption of new and revised International Financial Reporting Standards

The following new or revised standards and interpretations issued by IASB and IFRIC became effective for the Group's consolidated annual financial statements for the year ended 31 December 2005:
- IAS 1 (revised) "Presentation of Financial Statements"
- IAS 2 (revised) "Inventories"
- IAS 8 (revised) "Accounting Policies, Changes in Accounting Estimates and Errors"
- IAS 10 (revised) "Events after the Balance Sheet Date"
- IAS 16 (revised) "Property, Plant and Equipment"
- IAS 17 (revised) "Leases"
- IAS 21 (revised) "Effect of Changes in Foreign Exchange Rates"
- IAS 24 (revised) "Related Party Disclosures"
- IAS 27 (revised) "Consolidated and Separate Financial Statements"
- IAS 28 (revised) "Investments in Associates"
- IAS 31 (revised) "Interests in Joint Ventures"
- IAS 32 (revised) "Financial Instruments: Disclosure and presentation"
- IAS 33 (revised) "Earnings per Share"
- IAS 36 (revised) "Impairment of Assets"
- IAS 38 (revised) "Intangible Assets"
- IAS 39 (revised) "Financial Instruments: Recognition and Measurement"
- IAS 40 (revised) "Investment Property"
- IFRS 2 "Share-based Payments"
- IFRS 3 "Business Combinations"
- IFRS 4 "Insurance Contracts"
- IFRS 5 "Non-current Assets Held for Sale"
- IFRIC 1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities"
- IFRIC 2 "Members' Shares in Co-operative Entities and Similar Instruments"

The Group has adopted all of the above new and revised standards and interpretations that are relevant to its operations. Except for the changes described below and certain additional disclosures provided by the Group, the adoption of the new or revised standards and interpretations has not resulted in significant changes to the Group's accounting policies.

Effect of adoption of IAS 27 (revised) "Consolidated and Separate Financial Statements"

This standard requires minority interests in equity of subsidiaries to be presented on the balance sheet within equity, but separate from shareholders' equity; and profit for the year allocated between minority interest and shareholders of the parent company. Accordingly, the Group's consolidated annual financial statements for the year ended 31 December 2004 have been restated to reflect the new presentation of minority interests. Before the adoption of IAS 27 (revised) minority interests were deducted in arriving at the Group's profit for the year.

Effect of adoption of IAS 39 (revised) "Financial Instruments: Recognition and Measurement"

IAS 39 (revised) eliminated the option to recognise in income statement gains and losses from re-measurement to fair value of available-for-sale investments. Such gains and losses are now recognised in equity until the related asset is sold or otherwise disposed of. In accordance with the requirements of the standard, the opening balance of equity attributable to shareholders of the parent company as of 1 January 2004 and all the other comparative amounts were adjusted as if this standard had always been in use.

As a result of this change in accounting policy profit for the year ended 31 December 2005 has been decreased by USD 744 million, profit for the year ended 31 December 2004 has been increased by USD 46 million and the opening balance of equity attributable to shareholders of the parent company as of 1 January 2004 has been increased by USD 50 million.

New accounting pronouncements

At the date of authorisation of the Group's consolidated annual financial statements for the year ended 31 December 2005, certain new standards and interpretations have been issued that are mandatory for adoption in the accounting periods beginning on or after 1 January 2006:
- IAS 1 Amendment "Capital Disclosures"
- IAS 19 Amendment "Employee Benefits"
- IAS 21 Amendment "The Effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operation"
- IAS 39 and IFRS 4 Amendment "Financial Guarantee Contracts"
- IAS 39 Amendments "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" and "The Fair Value Option"
- IFRS 6 "Exploration for and Evaluation of Mineral Resources"
- IFRS 7 "Financial Instruments: Disclosures"
- IFRIC 4 "Determining whether an Arrangement contains a Lease"
- IFRIC 5 "Rights to Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
- IFRIC 6 "Liabilities arising from participating in a specific market - Waste Electrical and Electronic Equipment"
- IFRIC 7 "Applying the Restatement Approach under IAS 29 "Financial Reporting in Hyperinflationary Economies"
- IFRIC 8 "Scope of IFRS 2"
- IFRIC 9 "Reassessment of Embedded Derivatives"

The impact of adoption of these standards and interpretations in future periods is currently being assessed by management, however no material effect on the Group's accounting policies is anticipated.

2. SIGNIFICANT ACCOUNTING POLICIES

The significant Group's accounting policies are set out below:

(a) Basis of consolidation

Subsidiaries

The consolidated annual financial statements incorporate financial statements of the Company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased. Control is achieved where the Company has power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent company.

The financial statements of subsidiaries are prepared for the same reporting period as those of the parent company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions, and any unrealised profits or losses arising from intra-group transactions, are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted for from the date significant influence commenced until the date that significant influence effectively ceased.

The results of associates are equity accounted based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is written down to a nil value. Thereafter losses are only accounted for to the extent that the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities, contingent liabilities and attributable ore reserves at the date of acquisition is recognised as goodwill. Goodwill which represents mineral resources is amortised on a systematic basis to recognise the depletion of the resources over the life of mine.

Goodwill in respect of non-mining subsidiaries is disclosed as a goodwill and goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement during the period in which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in the income statement immediately.

(b) Functional and presentation currency

The functional currency of the Company, which reflects the economic substance of its operations, is the Russian Rouble ("RUR").

The presentation currency of the consolidated financial statements is the United States of America Dollar ("USD" or "US Dollar"). Using USD as a presentation currency is common practice for global mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated financial statements of the Group.

The translation from RUR (functional currency of the Company) into USD (presentation currency) is made as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholders' equity, other than profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholders' equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated annual financial statements does not imply that Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Foreign currencies

The individual financial statements of each Group's entity are presented in its functional currency.

Transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the exchange rates prevailing on the dates of the transactions. At each balance sheet date monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the balance sheet date. Non-monetary items carried at historical cost are translated at the exchange rate prevailing on the date of transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing on the date on which the most recent fair value was determined. Exchange differences arising from changes in exchange rates are recognised in the income statement.

It was determined that RUR is the functional currency of all foreign subsidiaries of the Group, except for Stillwater Mining Company. Stillwater Mining Company has a significant degree of autonomy and uses the functional currency of the economy in which it operates, US Dollar.

For the purpose of consolidated financial statements, the assets and liabilities of Stillwater Mining Company are translated at the exchange rates prevailing on the balance sheet dates. Income statement items are translated at the average exchange rates for the period. Exchange differences arising on translation are included in accumulated profits in the statement of changes in shareholders' equity.

(d) Property, plant and equipment

Mining assets

Mining assets are recorded at cost less accumulated amortisation. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and mining and exploration licenses and the present value of future decommissioning costs. Amortisation of mining assets is charged from the date at which a new mine reaches commercial production quantities and is included in the cost of production.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis over the life of mine, which is based on estimated proven and probable ore reserves. Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditures incurred in:

- acquiring mineral rights and mining and exploration licenses;
- developing new mining operations;
- defining further mineralisation in existing ore bodies; and
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings, and the present value of future decommissioning costs.

Mine development costs are amortised on a straight-line basis over the lives of mines varying from 7 to 30 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine, varying from 5 to 30 years.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

- buildings and equipment 2% to 10%;
- motor vehicles 9% to 25%;
- office equipment 10% to 20%.

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of their estimated useful lives, or the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs; and the capital repayment, which reduces the related lease obligation to the lessor.

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production.

(f) Impairment of tangible and intangible assets, excluding goodwill

An impairment review of tangible and intangible assets is carried out when there is an indication that those assets have suffered an impairment loss by comparing the carrying amount of the assets to their respective recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less cost to sell and value in use. If the recoverable amount of an asset (or cash-generated unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. Impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined had no impairment loss been recognized in prior periods.

A reversal of an impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the reversal of the impairment loss is treated as revaluation increase.

(g) Research and exploration expenditure

Research and exploration (including geophysical, topographical, geological and similar types of expenditure) is expensed in the period in which it is incurred, unless it is deemed that such expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, when a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

(h) Inventories

Refined metals

Joint products, i.e. nickel, copper, palladium, platinum and gold, are measured at the lower of net cost of production on the weighted average basis, or net realisable value. The net cost of production per unit of a joint product is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, allocated in the ratio of the contribution of these joint products to total relative sales value, by the saleable mine output of a joint product.

Production costs include on-mine and concentrating costs, smelting costs, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. cobalt, ruthenium, rhodium, iridium, silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(i) Financial instruments

Financial instruments recognised on the Group's balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, trade and other payables and derivative financial instruments. Financial instruments are initially measured at cost, including transaction costs, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement.

On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments, other than investments in subsidiaries and associates, are initially measured at fair value on a trade date basis, including directly attributable transaction costs.

Investments are classified into the following categories:
- held-to-maturity;
- at fair value through profit and loss; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intention and ability to hold to maturity, other than loans and receivables, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost using the effective interest rate method less any allowance for impairment. Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments at fair value through profit and loss include investments held for trading and investments designated upon initial recognition as at fair value through profit and loss.

All other investments, other than loans and receivables, are classified as available-for-sale.

Investments at fair value through profit and loss and investments available-for-sale are subsequently measured at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that may be incurred on sale or other disposal. Gain or loss arising from a change in the fair value of investments at fair value through profit and loss are recognised in the income statement for the period. Gain or loss arising from a change in fair value of investments available-for-sale is recognised directly in equity through the statement of changes in shareholders' equity, until such investments are derecognised, at which time cumulative gain or loss previously recognised in equity shall be recognised in the income statement.

When a decline in fair value of an available-for-sale investment has been recognised directly in equity and there is objective evidence that investment is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in the income statement even though the investment has not been derecognised.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at management's estimate of fair value.

Trade and other receivables

Trade and other receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest method. Appropriate allowances for estimated irrecoverable amounts, calculated as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition, are recognised in the income statement when there is the objective evidence the asset is impaired.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accruals basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables

Trade and other payables are initially measured at fair value, and are subsequently measured at amortised cost using the effective interest method.

(j) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period.

Defined contribution plans

The Group contributes to the following defined contribution plans:
- Pension fund of the Russian Federation;
- Stillwater Mining Company savings plan.

The only obligation of the Group with respect to these defined contribution plans is to make the specified contributions in the period in which they arise. These contributions are expensed as incurred.

Defined benefit plans

The Group operates a number of unfunded defined benefit plans for its employees. At management's discretion and within established annual budgets, the Group admits employees, who have met certain criteria, into one of the following retirement benefit plans:
- **Six pensions plan,** whereby a retired employee receives a monthly allowance equal to 600% of the Russian Federation state pension for the immediate two years subsequent to retirement; or
- **Lifelong professional pension plan,** whereby a retired employee receives a monthly allowance equal to 200% of the Russian Federation state pension for the rest of his/her life; or
- **Joint corporate pension plan,** whereby a retired employee receives a monthly allowance equal to 1/150th of total Starting and Counter capital for the rest of his/her life. Starting capital is determined on an individual basis taking into account seniority, salary level, etc. The Counter capital consists of a contribution to be funded by the Group of 3% of salaries paid to an employee during the period of participation in the plan.

In addition, the Group operates **the Mother's rights program,** whereby a discharged mother with a child between the ages of three and seven receives a monthly benefit equal to her average salary, but limited to 150% of minimum basic salary.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with an actuarial valuation being carried out at each balance sheet date. Actuarial gains and losses that exceed 10 per cent of the present value of the Group's defined benefit obligation are amortised over the expected average remaining lives of the participating employees. Past service cost is recognized immediately in the income statement to the extent that the benefits are already vested, and otherwise amortised on the straight-line basis over the average period until the benefit becomes vested.

The Group's obligation in respect of these defined benefit plans relating to post employment benefits is recognised in the balance sheet and represents the present value of the defined benefit obligations as adjusted for unrecognised actuarial gains and losses and unrecognised past service costs.

The principal assumptions used in valuing these benefits relate to:
- discount rates used in determining the present value of post employment benefits;
- projected salary and pension increases;
- pre-retirement increases to capital accounts; and
- life expectancy of members (or period of the benefit as defined).

(k) Taxation

Income tax on the profit or loss for the period comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous periods.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(l) Treasury shares

Treasury shares at par value are recorded as a deduction from share capital. Premiums or discounts on acquisition of treasury shares are included in share premium or other categories of equity attributable to the shareholders of the parent company.

(m) Government grants

Government grants related to assets are deducted from the cost of these assets in arriving at their carrying value. Such grants are effectively recognised as income over the life of the depreciated asset through a reduced depreciation charge.

(n) Revenue recognition

Revenue consists of the sale of joint product metals, and is recognised when the risks and rewards of ownership are transferred to the buyer. Metal sales revenue represents the net invoiced value for all joint product metals supplied to customers, excluding sales and value-added taxes. Revenues from the sale of by-products are netted-off against production costs.

Revenue from contracts that are entered into and continue to meet the Group's expected sale requirements designated for that purpose at their inception, and are expected to be settled by physical delivery, are recognised in the financial statements as and when they are delivered.

(o) Segmental information

The Group predominantly operates in a single business segment, being mining, refining and marketing of base and precious metals. Reportable segments are based on the geographic location of the Group's operations, which are the Russian Federation, United States of America and Europe.

(p) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligations, and the amount of the obligations can be reliably estimated.

(q) Interest on borrowings

Interest on borrowings relating to major qualifying capital projects under construction is capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated interest is expensed in the income statement as and when incurred.

Interest relating to operating activities is expensed in the income statement as and when incurred.

(r) Operating lease payments

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

(s) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(t) Environmental obligations

Environmental obligations include decommissioning and land restoration costs.

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissioning cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement. Decommissioning obligations are periodically reviewed in light of current laws and regulations, and adjustments made as necessary.

Provision for land restoration, representing the cost of restoring land damage after the commencement of commercial production, is estimated at net present value of the expenditures expected to settle the obligation. Increases in provision are charged to the income statement as a cost of production. The unwinding of restoration costs are expensed over the life of mine.

Ongoing rehabilitation costs are expensed when incurred.

(u) Discontinued operations

Discontinued operations are disclosed when a component of the Group either has been disposed of during the reporting period, or is classified as held for sale or other type of disposal at the balance sheet date. This condition is regarded as met only when the disposal is highly probable within one year from the date of classification.

The Group amends prior period disclosures in the income statement related to discontinued operations.

Assets and liabilities of a disposal group are presented in the balance sheet separately from other assets and liabilities. The Group does not amend disclosure of amounts presented in the balance sheets of the prior periods.

(v) Reclassifications

Certain comparative information, presented in the consolidated annual financial statements for the year ended 31 December 2004, has been reclassified in order to achieve comparability with the presentation used in the consolidated annual financial statements for the year ended 31 December 2005.

3. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Preparation of the financial statements in accordance with IFRS requires the Group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires judgments which are based on historical experience, current and expected economic conditions, and all other available information. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates and assumptions relate to useful economic lives of assets; assets impairment; environmental obligations; employee benefit obligations and tax matters.

Useful economic lives of property, plant and equipment

The Group's mining assets, classified within property, plant and equipment, are amortised over the respective life of mine using the straight-line method based on proven and probable ore reserves. When determining life of mine, assumptions that were valid at the time of estimation, may change when new information becomes available.

The factors that could affect estimation of life of mine include the following:

- changes of proven and probable ore reserves;
- the grade of mineral reserves varying significantly from time to time;
- differences between actual commodity prices and commodity price assumptions used in the estimation of ore reserves;
- unforeseen operational issues at mine sites; and
- changes in capital, operating mining, processing and reclamation costs, discount rates and foreign exchange rates possibly adversely affecting the economic viability of ore reserves.

Any of these changes could affect prospective amortisation of mining assets and their carrying value.

Non-mining property, plant and equipment are depreciated on a straight line basis over their useful economic lives. Management periodically reviews the appropriateness of assets useful economic lives. The review is based on the current condition of the assets and the estimated period during which they will continue to bring economic benefit to the Group.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. In making the assessment for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash generating unit. Management necessarily applies its judgment in allocating assets that do not generate independent cash flows to appropriate cash generating units, and also in estimating the timing and value of underlying cash flows within the value in use calculation. Subsequent changes to the cash generating unit allocation or to the timing of cash flows could impact the carrying value of the respective assets.

Environmental obligations

The Group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group estimates environmental obligations based on the management's understanding of the current legal requirements in the various jurisdictions, terms of the license agreements and internally generated engineering estimates. Provision is made, based on net present values, for assets decommissioning and land restoration costs as soon as the obligation arises. Actual costs incurred in future periods could differ materially from the amounts provided. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

Employee benefits

The expected costs of providing pensions and post-retirement benefits under defined benefit arrangements relating to employee service during the period are charged to the income statement.

Assumptions in respect of the expected costs are set after consultation with qualified actuaries. While management believes the assumptions used are appropriate, a change in the assumptions used would impact the results of the Group's operations.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

(US dollars million)

4. DISCONTINUED OPERATION

On 30 September 2005 at an Extraordinary General Meeting of shareholders, the majority of shareholders of MMC Norilsk Nickel voted in favour of the spin-off of CJSC "Gold Mining Company Polus" and its subsidiaries (the "Polus Group") into a new company by way of a single transaction. Spin-off transaction was completed in March 2006 (refer to note 46).

The results of operations of Polus Group are analysed as follows:

	2005	2004
Metal sales	473	442
Cost of metal sales	(269)	(241)
Selling, general and administrative expenses	(60)	(45)
Other net operating (expenses)/income	(23)	13
Impairment of goodwill on acquisition	–	(115)
Finance costs	(3)	(5)
Net income from investments	13	2
Other non-operating expenses	(6)	(5)
Profit before taxation	**125**	**46**
Taxation	(51)	(54)
Profit/(loss) for the year	**74**	**(8)**

The carrying amounts of the assets and liabilities of Polus Group as at 31 December 2005 were as follows:

Non-current assets	**1,109**
Property, plant and equipment and capital construction-in-progress	1,105
Investments in securities and other financial assets	4
Current assets	**2,189**
Inventories	124
Trade and other receivables	25
Investments in securities and other financial assets	1,916
Other current assets	124
Non-current liabilities	**236**
Deferred tax liabilities	168
Environmental obligations	61
Other non-current liabilities	7
Current liabilities	**237**
Trade and other payables	174
Taxes payable	24
Other current liabilities	39

During 2005 Polus Group contributed USD 52 million (2004: USD 122 million) to the Group's net operating cash flows, paid USD 296 million (2004: USD 341 million) in respect of investing activities and paid USD 30 million (2004: USD 28 million) million in respect of financing activities.

(US dollars million)

5. SEGMENTAL INFORMATION

Financial information relating to the Group's consolidated segments is as follows:

2005	Corporate and other	Taimyr peninsula	Kola peninsula	Severo-Eniseysk and Bodaibo[1]	**Subtotal Russian Federation**	North America	Europe	Total
Metal sales	**–**	**6,063**	**642**	–	**6,705**	**434**	**30**	**7,169**
Third party transactions	–	988	130	–	**1,118**	434	5,617	**7,169**
Intra-segment transactions	–	5,075	512	–	**5,587**	–	(5,587)	**-**
Operating (loss)/profit	(231)	3,059	288	–	**3,116**	(32)	192	**3,276**
Interest income	27	1	5	–	**33**	5	5	**43**
Finance costs	23	18	3	–	**44**	12	39	**95**
(Loss)/profit before taxation	(249)	2,961	284	–	**2,996**	(29)	149	**3,116**
Significant non-cash items								
Amortisation and depreciation	9	429	70	–	**508**	5	16	**529**
Other non-cash expenses	(2)	117	(21)	–	**94**	–	1	**95**
Capital expenditures	**58**	**488**	**67**	–	**613**	**18**	**1**	**632**
Carrying amount of assets/liabilities								
Property, plant and equipment, including construction-in-progress	182	5,787	661	–	**6,630**	475	40	**7,145**
Investments in associates	95	–	–	–	**95**	–	–	**95**
Net operating assets	(151)	1,078	151	1,952	**3,030**	184	745	**3,959**
Total assets	1,525	7,417	890	3,298	**13,130**	739	861	**14,730**
Total liabilities	727	1,216	156	473	**2,572**	236	525	**3,333**
Average number of employees	**10,161**	**57,552**	**16,636**	**10,033**	**94,382**	**1,591**	**220**	**96,193**

1 The operations attributable to this segment are presented as discontinued in the Group's consolidated income statement. Assets and liabilities related to discontinued operation are presented in the consolidated balance sheet as at 31 December 20005 as assets and liabilities of a disposal group. Refer also to note 4.

(US dollars million)

2004	Corporate and other	Taimyr peninsula	Kola peninsula	Severo-Eniseysk and Bodaibo[1]	**Subtotal Russian Federation**	North America	Europe	**Total**
Metal sales	–	**5,610**	**472**	–	**6,082**	**447**	**62**	**6,591**
Third party transactions	–	1,140	116	–	**1,256**	447	4,888	**6,591**
Intra-segment transactions	–	4,470	356	–	**4,826**	–	(4,826)	**–**
Operating (loss)/profit	(172)	2,471	184	–	**2,483**	25	158	**2,666**
Interest income	29	4	–	–	**33**	2	2	**37**
Finance costs	31	6	1	–	**38**	18	11	**67**
(Loss)/profit before taxation	(351)	2,518	182	–	**2,349**	9	149	**2,507**
Significant non-cash items								
Amortisation and depreciation	7	414	65	–	**486**	16	3	**505**
Other non-cash expenses	84	153	20	–	**257**	3	–	**260**
Capital expenditures	**32**	**430**	**57**	–	**519**	**21**	**49**	**589**
Carrying amount of assets/liabilities								
Property, plant and equipment, including construction-in-progress	189	5,863	660	616	**7,328**	475	49	**7,852**
Investments in associates	130	–	23	9	**162**	–	–	**162**
Net operating assets	650	1,073	120	96	**1,939**	153	488	**2,580**
Total assets	2,919	7,626	892	782	**12,219**	775	638	**13,632**
Total liabilities	591	1,266	158	174	**2,189**	239	561	**2,989**
Average number of employees	**9,180**	**63,045**	**17,086**	**9,703**	**99,014**	**1,575**	**197**	**100,786**

1 The operations attributable to this segment are presented as discontinued in the Group's consolidated income statement. Refer also to note 4.

(US dollars million)

6. METAL SALES

2005	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Russian Federation						
Taimyr Peninsula	**6,063**	3,143	1,527	654	672	67
Kola Peninsula	**642**	506	117	5	11	3
United States of America	**434**	–	–	253	181	–
Europe	**30**	25	–	2	–	3
	7,169	**3,674**	**1,644**	**914**	**864**	**73**
By destination						
Europe	**4,529**	2,555	1,228	282	414	50
Russian Federation	**649**	135	416	–	76	22
Asia	**925**	657	–	176	91	1
North America	**1,066**	327	–	456	283	–
	7,169	**3,674**	**1,644**	**914**	**864**	**73**
2004						
By origin						
Russian Federation						
Taimyr Peninsula	**5,610**	3,152	1,220	686	505	47
Kola Peninsula	**472**	412	45	1	10	4
United States of America	**447**	–	–	280	167	–
Europe	**62**	–	–	38	24	–
	6,591	**3,564**	**1,265**	**1,005**	**706**	**51**
By destination						
Europe	**4,100**	2,646	906	266	273	9
Russian Federation	**623**	215	356	1	10	41
Asia	**750**	429	–	210	110	1
North America	**1,118**	274	3	528	313	–
	6,591	**3,564**	**1,265**	**1,005**	**706**	**51**

(US dollars million)

7. COST OF METAL SALES

	2005	2004
Cash operating costs	2,480	2,275
On-mine and concentrating costs (refer to note 8)	1,121	939
Smelting costs (refer to note 9)	623	564
Treatment and refining costs (refer to note 10)	366	325
Other costs (refer to note 11)	370	447
Amortisation and depreciation of operating assets (refer to note 12)	428	422
Decrease in metal inventories	86	241
Total	**2,994**	**2,938**

8. ON-MINE AND CONCENTRATING COSTS

	2005	2004
Labour	467	433
Consumables and spares	387	266
Repairs and maintenance	93	80
Insurance	46	55
Utilities	34	32
Tailing pile maintenance and relocation	24	17
Sundry on-mine and concentrating costs	70	56
Total (refer to note 7)	**1,121**	**939**

9. SMELTING COSTS

	2005	2004
Labour	178	171
Consumables and spares	169	111
Non-ferrous scrap metals purchased	85	98
Platinum group scrap metals purchased	82	77
Insurance	41	40
Utilities	32	30
Repairs and maintenance	21	29
Sundry smelting costs	15	8
Total (refer to note 7)	**623**	**564**

10. TREATMENT AND REFINING COSTS

	2005	2004
Labour	126	121
Consumables and spares	123	96
Platinum group metals toll refining cost	66	55
Utilities	17	17
Insurance	14	15
Repairs and maintenance	11	12
Sundry treatment and refining costs	9	9
Total (refer to note 7)	**366**	**325**

11. OTHER COSTS

	2005	2004
Tax on mining and pollution levies	119	115
Transportation	117	97
Cost of refined metals purchased from third parties	87	211
Other	47	24
Total (refer to note 7)	**370**	**447**

12. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS

	2005	2004
Mining and concentrating	269	268
Smelting	120	113
Treatment and refining	39	41
Total (refer to note 7)	**428**	**422**

13. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2005	2004
Export customs duties	301	291
Salaries	194	178
Taxes other than mining and income taxes	68	74
Advertising	58	49
Transportation expenses	36	34
Legal and audit services	29	23
Consulting services	27	34
Depreciation	17	10
External research and development	14	32
Insurance	12	9
Commission paid	10	14
Repairs and maintenance	9	11
Bank charges	9	12
Other	57	50
Total	**841**	**821**

(US dollars million)

14. OTHER NET OPERATING EXPENSES

	2005	2004
Loss on disposal of property, plant and equipment	28	137
Foreign exchange loss	25	11
Change in provision for impairment of other non-current assets	15	72
Change in provision for tax penalties	15	(41)
Change in provision for impairment of capital construction-in-progress	10	19
Net operating profit from non-mining entities	(16)	(34)
Change in provision for impairment of receivables	(10)	3
Other	(9)	(1)
Total	**58**	**166**

15. FINANCE COSTS

	2005	2004
Interest expense on borrowings	83	63
Unwinding of discount on decommissioning obligations (refer to note 33)	12	4
Total	**95**	**67**

16. NET INCOME FROM INVESTMENTS

	2005	2004
Interest income	43	35
Income/(loss) from associates (refer to note 21)	2	(32)
Dividends received	9	9
Other	5	(7)
Total	**59**	**5**

17. OTHER NON-OPERATING EXPENSES

	2005	2004
Maintenance of social sphere facilities	69	51
Donations	49	51
Other	6	(5)
Total	**124**	**97**

18. TAXATION

	2005	2004
Current taxation	911	766
Deferred taxation	(73)	(124)
Total	**838**	**642**

A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation of 24%, the primary location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:

	2005	2004
Profit before taxation	**3,116**	**2,507**
Theoretical income tax at 24%	748	602
Impact of specific tax rates	(20)	(15)
Tax effect of permanent differences	103	111
Change in valuation allowance	7	(56)
Income tax expense	**838**	**642**

The corporate income tax rates in other countries where the Group has a significant taxable presence vary from 8% to 39%.

(US dollars million)

19. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Total
Cost				
Balance at 31 December 2003	**4,572**	**2,314**	**95**	**6,981**
Acquired on acquisition of subsidiaries (refer to note 38)	181	79	1	**261**
Disposed on disposal of subsidiaries (refer to note 39)	(21)	(1)	(8)	**(30)**
Transfers from capital construction-in-progress (refer to note 20)	243	279	58	**580**
Decommissioning asset raised (refer to note 33)	82	–	–	**82**
Disposals	(61)	(119)	(4)	**(184)**
Effect of translation to presentation currency	262	171	10	**443**
Balance at 31 December 2004	**5,258**	**2,723**	**152**	**8,133**
Acquired on acquisition of subsidiaries (refer to note 38)	397	39	1	**437**
Disposed on disposal of subsidiaries (refer to note 39)	(5)	(9)	–	**(14)**
Transfers from capital construction-in-progress (refer to note 20)	170	403	20	**593**
Decommissioning asset raised (refer to note 33)	135	9	–	**144**
Disposals	(26)	(69)	(9)	**(104)**
Provision for impairment	(6)	–	–	**(6)**
Reclassified to non-current assets of disposal group	(794)	(296)	(9)	**(1,099)**
Effect of translation to presentation currency	(173)	(104)	(6)	**(283)**
Balance at 31 December 2005	**4,956**	**2,696**	**149**	**7,801**
Accumulated amortisation and depreciation				
Balance at 31 December 2003	**(463)**	**(441)**	**(9)**	**(913)**
Amortisation and depreciation charge	(295)	(252)	(10)	**(557)**
Disposed on disposal of subsidiaries (refer to note 39)	2	–	–	**2**
Eliminated on disposals	8	42	2	**52**
Effect of translation to presentation currency	(38)	(34)	(1)	**(73)**
Balance at 31 December 2004	**(786)**	**(685)**	**(18)**	**(1,489)**
Amortisation and depreciation charge	(316)	(260)	(11)	**(587)**
Disposed on disposal of subsidiaries (refer to note 39)	–	2	–	**2**
Eliminated on disposals	7	34	2	**43**
Eliminated on reclassification to non-current assets of disposal group	68	64	1	**133**
Effect of translation to presentation currency	30	28	–	**58**
Balance at 31 December 2005	**(997)**	**(817)**	**(26)**	**(1,840)**
Net book value				
31 December 2004	**4,472**	**2,038**	**134**	**6,644**
31 December 2005	**3,959**	**1,879**	**123**	**5,961**

Included in property, plant and equipment at 31 December 2005 are non-mining assets with a carrying value of USD 325 million (2004: USD 318 million).

(US dollars million)

20. CAPITAL CONSTRUCTION-IN-PROGRESS

	2005	2004
Balance at beginning of the year	**1,208**	**1,150**
Additions	780	635
Acquired on acquisition of subsidiaries (refer to note 38)	8	19
Disposed on disposal of subsidiaries	(1)	–
Transfers to property, plant and equipment (refer to note 19)	(593)	(580)
Disposals	(20)	(65)
Provision for impairment	(15)	(19)
Reclassified to non-current assets of disposal group	(139)	–
Effect of translation to presentation currency	(44)	68
Balance at end of the year	**1,184**	**1,208**

Assets under construction in the amount of USD 8 million were financed through a grant from the Government of Norway (refer to note 42). Carrying value of these assets is zero.

Included in capital construction-in-progress at 31 December 2005 are non-mining assets under construction with a carrying value of USD 297 million (2004: USD 252 million).

21. INVESTMENTS IN ASSOCIATES

Balance at beginning of the year	**162**	**108**
Acquired during the year	–	56
Change in classification due to increase in shareholding	(9)	22
Share of post-acquisition profits (refer to note 16)	2	4
Provision for impairment (refer to note 16)	–	(36)
Reclassified to investments held for sale (refer to note 22)	(56)	–
Effect of translation to presentation currency	(4)	8
Balance at end of the year	**95**	**162**

All Group's associates are incorporated in the Russian Federation. The Group's interest in principal associates at 31 December 2005 was as follows:

Name of associate	Principal activity	Share-holding		
OJSC "Krasnoyarskenergo"	Electricity utilities	25.7%	23	72
OJSC "Krasnoyarskaya generatsiya"	Electricity utilities	25.5%	37	–
OJSC "Kolenergo"	Electricity utilities	24.8%	–	59
OJSC "Norilskgazprom"	Gas extraction	29.4%	28	22
Other			7	9
Balance at end of the year			**95**	**162**

In October 2005, the Group become a shareholder in OJSC "Krasnoyarskaya generatsiya" as a part of a reorganisation of OJSC "Krasnoyarskenergo".

On 9 December 2005 the Board of Directors of the Company approved a decision to sell its investment in OJSC "Kolenergo". Accordingly, at 31 December 2005 this investment was classified as held for sale and included in current investments in securities (refer to note 22).

Summarised financial information as at 31 December 2005 in respect of the Group's principal associates is set out below:

Name of associate	Market value of investment	Total assets	Total liabilities	Revenue	Profit/ (loss)
OJSC "Krasnoyarskenergo"	66	278	(38)	475	4
OJSC "Krasnoyarskaya generatsiya"	n/a	465	(74)	86	(4)
OJSC "Norilskgazprom"	n/a	145	(54)	97	14
Other	n/a	124	(36)	130	–
Total		**1,012**	**(202)**	**788**	**14**

(US dollars million)

22. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

	2005	2004
Non-current		
Equity securities	615	1,345
Loans advanced	45	9
Long-term accounts receivable	25	5
Promissory notes receivable	–	40
Other	5	8
Total non-current	**690**	**1,407**

Equity securities at 31 December 2004 included investment in Gold Fields Limited (South Africa) recorded at fair value of USD 1,229 million. In May 2005 this investment was sold to CJSC "Gold Mining Company Polus", a 100% subsidiary of the Group, for USD 944 million. As at 31 December 2005 investment in Gold Fields Limited at fair value of USD 1,736 million was included in current assets of disposal group.

	2005	2004
Current		
Current securities held to maturity	71	–
Current investments held for sale (refer to note 21)	56	–
Other	7	30
Total current	**134**	**30**

23. OTHER NON-CURRENT ASSETS

	2005	2004
Value added tax recoverable	137	202
Non-current metal inventories	9	75
Other	44	24
	190	**301**
Less: Provision for impairment of value added tax recoverable	(52)	(57)
Total	**138**	**244**

Non-current metal inventories represent the carrying cost of palladium to be delivered by Stillwater Mining Company, a subsidiary of the Group, after 31 December 2005 under the terms of a loan agreement (refer to note 30).

24. INVENTORIES

	2005	2004
Refined metals		
Joint products at net production cost	389	430
By-products at net realisable value	78	65
Work-in-process, at net production cost	254	285
Total metal inventories	**721**	**780**
Stores and materials at cost	639	709
Less: Provision for obsolescence	(59)	(47)
Net stores and materials	**580**	**662**
Total inventories	**1,301**	**1,442**

Certain refined metals were pledged as security:

	2005	2004
Bank overdraft facilities	69	113
Long-term borrowings	–	22
Total	**69**	**135**

25. TRADE AND OTHER RECEIVABLES

	2005	2004
Trade accounts receivable	339	367
Advances to suppliers	46	59
Other receivables	116	142
	501	**568**
Less: Provision for impairment of receivables	(61)	(113)
Total	**440**	**455**

Certain trade receivables from metal sales were pledged as security:

	2005	2004
Bank overdraft facilities	8	28

26. OTHER CURRENT ASSETS

	2005	2004
Value added tax recoverable	453	459
Prepaid customs duties	38	25
Prepaid insurance	27	81
Prepaid income tax	22	92
Other prepaid expenses	27	37
Total	**567**	**694**

(US dollars million)

27. CASH AND CASH EQUIVALENTS

	2005	2004
Current accounts – RUR	137	108
– foreign currencies	47	524
Bank deposits	639	594
Restricted cash	18	12
Other cash and cash equivalents	81	108
Total	**922**	**1,346**
Less: Bank overdrafts	–	(21)
Net cash and cash equivalents	**922**	**1,325**

28. SHARE CAPITAL

	2005	2004
Authorised		
260,171,000 ordinary shares at par value of RUR 1 each	**11**	**12**
Issued and fully paid		
213,905,884 ordinary shares at par value of RUR 1 each	10	10
Treasury shares		
31 December 2005: 25,198,963 ordinary shares	(1)	–
31 December 2004: 3,263,368 ordinary shares	–	–
Total	**9**	**10**
Number of ordinary shares in issue at 31 December	188,706,921	210,642,516
Weighted average number of ordinary shares in issue during the year	201,242,833	210,642,516

29. SHARE PREMIUM

	2005	2004
Balance at beginning of the year	**782**	**737**
Re-acquisition of 10,799,433 ordinary shares	(36)	–
Re-acquisition of 12,478,704 ordinary shares	(763)	–
Re-issuance of 1,342,542 ordinary shares from treasury shares	12	–
Effect of translation to presentation currency	5	45
Balance at end of the year	**–**	**782**

During November and December 2005 10,799,433 ordinary shares of the Company were re-acquired from shareholders who elected not to participate in the reorganisation of the Group in the form of spin-off of Polus Group (refer to note 4) at RUR 1,855 per share for a total consideration of USD 693 million. Amount paid by the Company for the re-acquisition of its own shares in excess of the par value of RUR 1 was recorded as a reduction of share premium until fully utilised; the remaining balance of USD 657 million was recorded as a deduction from accumulated profits.

On 2 December 2004 the Board of Directors of the Company approved a decision to re-acquire up to 12,500,000 ordinary shares from shareholders at RUR 1,680 per share. The transaction was completed in the first quarter of 2005, and resulted in re-acquisition of 12,478,704 shares for a total consideration of USD 763 million. Amount paid by the Company for the re-acquisition of its own shares in excess of the par value of RUR 1 was recorded as a reduction of share premium.

As part of a restructuring of the Group that took place in 2001-2002 the shareholders of OJSC "RAO "Norilsk Nickel", a subsidiary of the Group, were entitled during certain periods to swap their shares for shares in OJSC "MMC "Norilsk Nickel". During 2005 1,342,542 shares had been swapped.

30. LONG-TERM BORROWINGS

	2005	2004
7.125% Guaranteed notes due 2009, net of direct expenses on issuance	499	498

On 30 September 2004 Norilsk Nickel Luxemburg S.A., a wholly owned special purpose subsidiary of the Group, issued USD 500 million 7.125% notes. The notes were issued at par value with an interest payable semi-annually in arrears on 30 March and 30 September, and mature on 30 September 2009. The notes are unconditionally and irrevocably guaranteed by OJSC "Mining and Metallurgical Company Norilsk Nickel".

	2005	2004
Syndicated loan arranged by Citibank N.A., ING Bank N.V. and Societe Generale	–	299

A USD-denominated loan at LIBOR plus 1.4-1.85% per annum secured by export sales proceeds of the Group. The loan was fully repaid in 2005.

	2005	2004
Syndicated loan arranged by Toronto Dominion	109	132

(US dollars million)

A USD 250 million credit facility arranged by Stillwater Mining Company, a subsidiary of the Group, at LIBOR +3.25% per annum. Repayments commenced in 2004, with the final installment due on 30 July 2010. Substantially all the property and assets of Stillwater Mining Company are pledged as security for this credit facility. The loan agreement requires that 50% of the company's annual excess cash flow, any proceeds from asset sales and the issuance of debt or equity securities, subject to specified exceptions, and 25% of the net proceeds on disposal of 63,000 (2004: 500,000) ounces of palladium, received by the company as part settlement of the acquisition of Stillwater Mining Company by the Group, be offered to repay this loan.

Exempt Facility Reversal Bonds Series 2000 issued through the State of Montana Investment Board	29	29
USD-denominated bonds with an effective interest rate of 8.57% issued on 6 July 2002 and maturing on 1 July 2020.		
Other long-term borrowings	6	22
	643	**980**
Less: Current portion repayable within one year and shown under current liabilities	(8)	(323)
Total	**635**	**657**

The long-term borrowings are repayable as follows:

Due in one year	8	323
Due in the second year	1	5
Due thereafter	634	652
	643	**980**

31. DEFERRED TAX LIABILITIES

The movement in the Group's deferred taxation position for the year was as follows:

	2005	2004
Net liability at beginning of the year	**740**	**775**
Recognised in income statement for the year	(82)	(122)
Change in deferred tax liability due to acquisition of subsidiaries (refer note 38)	89	44
Reclassified to non-current liabilities of disposal group	(169)	–
Effect of translation to presentation currency	(35)	43
Net liability at end of the year	**543**	**740**

Deferred taxation is attributable to temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	2005	2004
Property, plant and equipment	593	785
Accrued operating expenses	(43)	(49)
Provision for impairment of receivables	(7)	(10)
Unrealised profit on intra-group transactions	(43)	(42)
Inventory valuation	36	63
Valuation of investments	(10)	(42)
Other	(38)	(14)
Provision for deferred tax assets	55	49
Total	**543**	**740**

The unutilised tax losses of the North American operations as at 31 December 2005, which are available for offset against future taxable income earned in the United States of America, amounted to USD 271 million, has not been recognised as a deferred tax asset.

The Group does not recognise a deferred tax liability for the taxable temporary difference associated with investments in subsidiaries of USD 2,422 million (2004: USD 1,406 million), because it is able to control the timing of reversal of such differences and has no intention to reverse them in the foreseeable future.

(US dollars million)

32. EMPLOYEE BENEFIT OBLIGATIONS

	2005	2004
Non-current		
Lifelong professional pension plan	37	35
Joint corporate pension plan	24	19
Mothers' rights plan	2	4
Six pensions plan	1	3
	64	61
Less: Current portion of employee benefit obligations	(8)	(11)
Total non-current	**56**	**50**
Current		
Accrual for annual leave	120	165
Wages and salaries	72	79
Current portion of employee benefit obligations	8	11
Other	12	10
Total current	**212**	**265**

Defined benefit plans
(Number of members)

	Lifelong professional pension plan	Joint corporate pension plan	Mothers' rights plan	Six pensions plan
At 31 December 2003	**1,252**	**1,352**	**1,112**	**718**
Additions	88	978	12	146
Retirements	(14)	(5)	(387)	(442)
At 31 December 2004	**1,326**	**2,325**	**737**	**422**
Additions	43	311	9	36
Retirements	(20)	(6)	(386)	(277)
At 31 December 2005	**1,349**	**2,630**	**360**	**181**

Movements in the liabilities

	Lifelong professional pension plan	Joint corporate pension plan	Mothers' rights plan	Six pensions plan
Balance at 31 December 2003	**31**	**29**	**9**	**4**
Cash payments	(4)	–	(6)	(4)
Charge for the year	5	7	1	3
Change in estimate	–	(19)	–	–
Effect of translation to presentation currency	3	2	–	–
Balance at 31 December 2004	**35**	**19**	**4**	**3**
Cash payments	(5)	(1)	(4)	(2)
Charge for the year	8	6	2	1
Effect of translation to presentation currency	(1)	–	–	(1)
Balance at 31 December 2005	**37**	**24**	**2**	**1**

(US dollars million)

Amounts in respect of defined benefit plans recognised in the balance sheet were as follows:

	Lifelong professional pension plan	Joint corporate pension plan	Mothers' rights plan	Six pensions plan
Fair value of plan assets	–	–	–	–
Defined benefit obligations	41	22	4	3
Funded status	41	22	4	3
Unrecognised actuarial losses	(6)	(3)	–	–
Balance accrued at 31 December 2004	**35**	**19**	**4**	**3**
Fair value of plan assets	–	–	–	–
Defined benefit obligations	66	35	2	1
Funded status	66	35	2	1
Unrecognised actuarial losses	(29)	(11)	–	–
Balance accrued at 31 December 2005	**37**	**24**	**2**	**1**

Key assumptions used in estimation of defined benefit obligations are the following:

	2005	2004
Discount rate	7.0%	13.0%
Pre-retirement increases to capital accounts	4.5%	7.5%
Future salary increases	6.7%	6.2%
Future pension increases	5.2%	7.5%
Average life expectancy of members from the date of retirement	17 years	17 years

Defined contribution plans

Amounts recognised in the income statement in respect of defined contribution plans for the year:

Pension fund of the Russian Federation	156	162
Stillwater Mining Company savings plan	5	4
Total	**161**	**166**

(US dollars million)

33. ENVIRONMENTAL OBLIGATIONS

Decommissioning obligations

	2005	2004
Balance at beginning of the year	**149**	**60**
New obligations raised (refer to note 19)	105	–
Change in estimate (refer to note 19)	39	82
Acquired on acquisition of subsidiary	18	–
Unwinding of discount on decommissioning obligations (refer to note 15)	12	4
Reclassified to non-current liabilities of disposal group	(53)	-
Effect of translation to presentation currency	(4)	3
Balance at end of the year	**266**	**149**

Management regularly reassesses decommissioning obligations for its operations in the Russian Federation due to changes in inflation and discount rates, and expected closure dates of mines based on the results of an independent audit of ore reserves. The results of reassessments are presented as a change in estimate.

The Group's subsidiary, Stillwater Mining Company, is required to post surety bonds, letters of credit, cash or other acceptable financial instruments to guarantee performance of reclamation activities at Stillwater and East Boulder Mines. As at 31 December 2005 and 2004 the surety amount at the East Boulder Mine was USD 11.5 million, and at the Stillwater Mine USD 8.9 million.

Provision for land restoration

	2005	2004
Balance at beginning of the year	**6**	**–**
Acquired on acquisition of subsidiary	3	–
Charge to income statement	3	6
Reclassified to non-current liabilities of disposal group	(8)	–
Effect of translation to presentation currency	(1)	–
Balance at end of the year	**3**	**6**
Total environmental obligations	**269**	**155**

34. SHORT-TERM BORROWINGS

	2005	2004
USD-denominated short-term borrowings at floating rates	295	150
USD-denominated short-term borrowings at fixed rates	–	42
RUR-denominated short-term borrowings	54	16
Bank overdrafts	–	21
Total	**349**	**229**

The interest rates on these borrowings vary as follows:

	2005	2004
USD-denominated short-term borrowings at floating rates	LIBOR+0.7%	LIBOR+1.5%
USD-denominated short-term borrowings at fixed rates	–	4%–10%
RUR-denominated short-term borrowings	5.5%	10%–20%

35. TRADE AND OTHER PAYABLES

	2005	2004
Trade accounts payable	170	151
Advances from customers	56	57
Interest payable	11	12
Other payables	63	79
Total	**300**	**299**

(US dollars million)

36. TAXES PAYABLE

	2005	2004
Value added tax payable	60	82
Income tax	38	31
Provision for fines and penalties	31	44
Property tax	21	21
Unified social tax	10	13
Other	27	70
Total	**187**	**261**

37. RECONCILIATION OF PROFIT FOR THE YEAR TO CASH FLOWS FROM OPERATIONS

	2005	2004
Profit for the year	**2,352**	**1,857**
Adjustments for:		
Income tax expense	889	696
Amortisation and depreciation	578	540
Interest expense	110	72
Impairment of goodwill on acquisition	–	115
Change in provision for impairment of capital construction-in-progress	21	19
Change in impairment provision	(9)	5
Change in provision for obsolete inventory	15	(71)
Change in provision for impairment of other non-current assets	(16)	72
Change in provision for tax penalties	17	(56)
Loss on disposal of property, plant and equipment	33	140
(Income)/loss from associates	(2)	32
Foreign exchange loss	26	12
Other	11	11
Operating profit before working capital changes	**4,025**	**3,444**
Decrease in inventories	22	208
(Increase)/decrease in trade and other receivables	(29)	9
Increase/(decrease) in trade and other payables	37	(54)
(Increase) in other non-current and current assets	(3)	(120)
(Decrease) in employee benefit obligations	(21)	(27)
(Decrease)/increase in taxes payable	(57)	38
Cash flows from operations	**3,974**	**3,498**

38. ACQUISITION OF SUBSIDIARIES

	2005	2004
Net assets acquired		
Property, plant and equipment (refer to note 19)	437	261
Capital construction-in-progress (refer to note 20)	8	19
Inventories	15	28
Trade and other receivables	13	12
Other assets	12	52
Loans and borrowings	(37)	(68)
Trade and other payables	(53)	(54)
Deferred taxation (refer to note 31)	(89)	(44)
Net assets at date of acquisition	**306**	**206**
Decrease in minority interest due to increase of investments in subsidiaries by the Group	18	18
Less: Minority interest	(1)	(48)
Groups' share of net assets acquired	**323**	**176**
Add: Goodwill on acquisition	14	115
Less: Pre-acquisition amount invested in subsidiary	(9)	–
Total consideration	**328**	**291**
Satisfied by re-issuance of treasury shares	(12)	–
Satisfied by cash	(176)	(291)
Deferred cash consideration	(140)	–
Net cash outflow arising on acquisition:		
Cash consideration	(176)	(291)
Cash and cash equivalents acquired	1	2
Net cash outflow on acquisition of subsidiaries	**(175)**	**(289)**

(US dollars million)

	2005	2004
Holdings in the following companies were acquired:		
Russian gold mining companies		
OJSC "Aldanzoloto GRK"	99.2%	–
OJSC "Yuzhno-Verkhoyanskaya Gornaya Kompaniya"	50.0%	–
OJSC "Yakutskaya Gornaya Kompaniya"	100.0%	–
OJSC "Pervenets"	74.0%	–
OJSC "Lenzoloto"	11.2%	57.0%
OJSC "Matrosov Mine"	30.3%	57.1%
OJSC "Tonoda"	–	100.0%
Other acquisitions		
LLC "Terminal"	100.0%	–
LLC "Gornaya Leasingovaya Kompaniya"	80.1%	–
CJSC "Kraus-M"	–	40.0%

39. DISPOSAL OF SUBSIDIARIES

	2005	2004
Net assets disposed of		
Property, plant and equipment (refer to note 19)	12	28
Other assets	10	28
Trade and other payables	(21)	(28)
Net assets at date of disposal	**1**	**28**
Less: Minority interest	–	–
Group's share of assets disposed of	**1**	**28**
Less: Loss on disposal	–	(1)
Proceeds from disposal of subsidiaries	**1**	**27**
Less: Cash and cash equivalents disposed of	–	(2)
Net cash inflow from disposal of subsidiaries	**1**	**25**

The following entities were disposed of or the Group's holding decreased:

	2005	2004
OJSC "Nedra Bodaybo"	51.0%	–
LLC "Norilskiye Metally"	100.0%	–
OJSC "Monchebank"	–	15.4%
OJSC "Olenegorsky Mekhanichesky Zavod"	–	100.0%
OJSC "Tuimsky Zavod Tsvetnykh Metallov"	–	99.9%
OJSC "PromEstate"	–	99.1%

40. DIVIDENDS

	2005	2004
On 30 December 2005 the Company declared an interim dividend of RUR 43 (USD 1.49) per share in respect of the year ended 31 December 2005. The dividend was paid to shareholders on 28 February 2006. This amount is net of USD 3 million paid to Group subsidiaries.	298	–
On 30 June 2005 the Company declared a final dividend for the year ended 31 December 2004 of RUR 28 (USD 0.98) per share. The dividend was paid to shareholders on 31 August 2005. This amount is net of USD 3 million paid to Group subsidiaries.	194	–
On 26 November 2004 the Company declared an interim dividend of RUR 41.4 (USD 1.46) per share in respect of the year ended 31 December 2004. The dividend was paid to shareholders on 30 December 2004. This amount is net of USD 5 million paid to Group subsidiaries.	–	308
Итого	**492**	**308**

(US dollars million)

41. RELATED PARTIES

Related parties are considered to include shareholders, associates, entities under common ownership and control with the Group and members of key management personnel. The Company and its subsidiaries, in the ordinary course of their business, enter into various sales, purchases and service transactions with related parties.

Transactions with related parties

	Sale of goods	Purchase of goods	Purchase of services	Purchase of investments
2005				
By the Company	52	54	63	47
By subsidiaries of the Group	12	62	37	–
Total	**64**	**116**	**100**	**47**
2004				
By the Company	19	65	26	8
By subsidiaries of the Group	–	68	7	38
Total	**19**	**133**	**33**	**46**

Outstanding balances with related parties

	Loans and borrowings	Investments and cash	Trade receivables	Trade Payables
31 December 2005				
By the Company	–	242	2	20
By subsidiaries of the Group	31	214	6	14
Total	**31**	**456**	**8**	**34**
31 December 2004				
By the Company	–	732	6	15
By subsidiaries of the Group	9	111	4	3
Total	**9**	**843**	**10**	**18**

The amounts outstanding were unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognised for bad or doubtful debts in respect of the amounts owed by related parties.

Compensation of key management personnel

The remuneration of key management personnel of the Company for the year ended 31 December 2005 amounted to USD 14 million (2004: USD 11 million).

(US dollars million)

42. COMMITMENTS

Capital commitments

The Management Board has approved the following capital expenditure budget for the year ending 31 December 2006:

Maintenance of property, plant and equipment	614
Expansion of property, plant and equipment	205
Total	**819**

2006 budgeted capital expenditure allocated between:

Contracted	416
Not contracted	403
Total	**819**

Contracted obligations in respect of capital commitments for the period after 2006 amount to approximately USD 14 million.

Operating leases

The land in the Russian Federation on which the Group's production facilities are located is owned by the State. The Group leases land through operating lease agreements, which expire in various years through 2051. Future minimum lease payments due under non-cancelable operating lease agreements at 31 December 2005 are as follows:

Due in one year	3
Due in the second year	3
Due thereafter	16
Total	**22**

Intergovernmental agreement with Norway

In 2001 an intergovernmental agreement between the Government of the Russian Federation and the Norway was signed on the provision of technical assistance in the reconstruction project for the metallurgical production facilities of the Pechenganickel combine, a branch of OJSC "Kolskaya Mining and Metallurgical Company".

Total investment in reconstruction of production facilities is expected to be USD 103 million, financed as follows:

Grants from the Government of Norway	31
Loan from Nordic Investment Bank	30
Contribution by the Group	42
Total	**103**

As at 31 December 2005 the Group received USD 8 million in grant from the Government of Norway (refer to note 20) and a loan from Nordic Investment Bank in the amount of USD 0.5 million. The received cash was invested in the reconstruction of the equipment in accordance with the terms of the Grant Facility Agreement.

Social commitments

The Group contributes to mandatory and voluntary social programs and maintains social assets in the locations where it has its main operating facilities. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These contributions are expensed in the period in which they are incurred.

The Group's commitments will be funded from its own cash resources and borrowings.

43. CONTINGENCIES

Litigation

Unresolved tax litigation at 31 December 2005 amounted to approximately USD 142 million (2004: USD 129 million). Management has assessed as possible the unfavourable outcome to the tax litigation.

In addition, the Group has a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax litigation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

Management has assessed possible tax risks at 31 December 2005 to be approximately USD 117 million (2004: USD 49 million).

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the countries in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment, the disturbance of land that could potentially impact on flora and fauna, and give rise to other environmental concerns.

The Group's management believes that its mining and production technologies are in compliance with all current existing environmental legislation in the countries in which it operates. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations and to restore and rehabilitate the environment. Management of the Group regularly reassesses environmental obligations related to its operations. Estimates are based on management's understanding of current legal requirements and the term of license agreements. Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of Russian economy and the Group's business mainly depends on the effectiveness of economic measures undertaken by the government as well as the development of legal and political systems.

44. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, operational, credit and liquidity risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Risk management structure

The Group's treasury function is responsible for the management of currency, liquidity, interest rate and credit risk. Within the treasury function, there is an independent risk management unit, responsible for monitoring the treasury's adherence to the Group's risk management policies.

Commodity price risk is managed by the Sales Block of the Group. An independent risk management unit exists within that function to control exposures and ensure they are in line with policies set by management of the Sales Block and senior management of the Group.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of the Group's joint products, i.e. nickel, copper, palladium, platinum and gold.

The Group is exposed to commodity price risk as a substantial part of its metal sales revenues is derived from long-term contracts with physical off-takers for known volumes of metals, but at prices that will be determined by reference to market prices at the delivery date.

For a certain portion of its metal sales revenues the Group manages its exposure to commodity price risk by entering into fixed price sales contracts and cap and floor arrangements for the sale of refined metal to physical off-takers.

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of the RUR against the USD.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group. Management believes that this risk is currently not significant because majority of the Group's borrowings are at a fixed rate.

Operational risk

Operational risk is the risk of the Group incurring financial losses as a result of business interruption and possible damage to the Group's property through natural disasters and technological accidents. In 2005 the Group developed a comprehensive insurance program that reduces the following risks related to production activities of the Group:

- risk of business interruption;
- risk of possible damage to the key production equipment directly involved in the technological process, buildings and structures as a result of fire or natural disaster, as well as risk of breakages and accidents with the key equipment;
- risk of loss or damage to domestic and export deliveries of semi-finished and finished goods and imported stores and materials.

In accordance with the statutory requirements the Group insures third party liability under claims resulting from accidents at the Group's production facilities.

Credit risk

Credit risk is the risk that customer may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group. The Group minimises its exposure to this risk by ensuring that credit risk is spread across a number of customers.

The Group is not economically dependent on a limited number of customers for the sale of its products because of the existence of liquid commodity markets for all of its products. Metal sales to the Group's top 20 customers are presented below:

	2005				2004			
	Number of customers	%	Turnover USD million	%	Number of customers	%	Turnover USD million	%
Largest customer	1	–	594	8	1	1	543	8
Next 9 largest customers	9	3	2,323	33	9	3	2,081	32
Total	**10**	**3**	**2,917**	**41**	**10**	**4**	**2,624**	**40**
Next 10 largest customers	10	3	1,067	15	10	4	831	13
Total	**20**	**6**	**3,984**	**56**	**20**	**8**	**3,455**	**53**
Remaining customers	314	94	3,185	44	243	92	3,136	47
Total	**334**	**100**	**7,169**	**100**	**263**	**100**	**6,591**	**100**

(US dollars million)

Trade receivables comprise international companies, and credit is only extended to such customers after rigid credit approval procedures. These procedures include regular analysis of financial position of the customers and setting appropriate credit limits.

The Group has a concentration of cash and bank deposits with a related party commercial bank that at 31 December 2005 represents 46% of such cash and bank deposits (2004: 58%).

The Group believes that there is no other significant concentration of credit risk.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group's liquidity position is carefully monitored and managed. The Group has in place a detailed budgeting and cash forecasting process to help ensure that it has adequate cash available to meet its payment obligations.

At 31 December 2005 and 2004 the Group had financing facilities for the management of its day to day liquidity requirements available with the following banks:

	2005	2004
Committed credit lines		
OJSC "Sberbank"	486	–
Societe Generale; Calyon; ING Bank N.V, London Branch; Mizuho corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; West LB AG; ZAO Citibank	400	–
Barclays Capital, BNP Paribas (Suisse) S.A.	295	400
Citibank N.A.; ING Bank N.V.; Societe Generale	–	300
Total committed credit lines	**1,181**	**700**

	2005	2004
Uncommitted credit lines		
CJSC "Gazprombank"	120	35
CJSC "ING Bank Eurasia"	100	100
OJSC "Vneshtorgbank"	100	100
CJSC "West LB Vostok"	50	30
CJSC "BNP Pariba"	50	20
CJSC "Natexis Bank"	50	15
CJSC "Societe Generale Vostok"	35	20
CJSC "KB Citibank"	25	50
CJSC "Commerzbank"	20	60
Other	194	236
Total uncommitted credit lines	**744**	**666**
Bank overdraft facilities		
ING (Switzerland)	100	100
Credit Suisse (Switzerland)	75	75
BNP Paribas Suisse (Switzerland)	75	75
Banque Cantonale Vaudoise (Switzerland)	50	50
Other	–	46
Total bank overdraft facilities	***300***	***346***
Total borrowing facilities	**2,225**	**1,712**
Less: Loans received related to the above facilities	(312)	(480)
Less: Outstanding letters of credit	(61)	(111)
Less: Bank overdrafts received	–	(21)
Net facilities available	**1,852**	**1,100**
Weighted average interest rate for bank overdrafts *denominated in foreign currencies*	LIBOR + 0.91%	LIBOR + 1.10%
Weighted average interest rate for bank overdrafts denominated in RUR	–	8%

(US dollars million)

45. FAIR VALUE OF FINANCIAL INSTRUMENTS

	2005		2004	
	Carrying value	Fair value	Carrying value	Fair value
Investments in securities and other financial assets (refer to note 22)	824	824	1,437	1,437
Trade and other receivables (refer to note 25)	440	440	455	455
Other current and non-current assets (refer to notes 23 and 26)	705	705	938	938
Cash and cash equivalents (refer to note 27)	922	922	1,346	1,346
Long-term borrowings (refer to note 30)	(643)	(638)	(980)	(971)
Short-term borrowings (refer to note 34)	(349)	(349)	(229)	(229)
Trade and other payables (refer to note 35)	(300)	(300)	(299)	(299)

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation.

Other financial assets, trade and other receivables, other current assets, cash and cash equivalents and trade and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on long and short-term borrowings are market related. Consequently the carrying values of these financial instruments approximate their fair values.

The fair values of financial instruments are estimates and do not necessarily reflect the amount of cash that would have been realised had these instruments been liquidated at the date of valuation.

46. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Spin-off of Polus Group

In accordance with the decision to spin-off CJSC "Gold Mining Company Polus" approved by the shareholders (refer to note 4), on 17 March 2006 a new company OJSC "Polyus Gold" was incorporated in the Russian Federation. Shareholders contributed into the new company 100% of CJSC "Gold Mining Company Polus" shares and cash in the amount of USD 360 million.

Sale of investment in Gold Fields Limited

In March 2006 CJSC "Gold Mining Company Polus", a subsidiary of the Group, sold its whole stake of 98,467,758 ordinary shares in Gold Fields Limited at a price of USD 20.50 per share. Net proceeds from the sale amounted to USD 1,927 million.

Reduction in share capital

On 17 February 2006 an Extraordinary General Meeting of shareholders passed a resolution to reduce the share capital of MMC "Norilsk Nickel" by 23,278,137 shares. The reduction in share capital is to be achieved by the cancellation of shares re-acquired by the Company during 2004-2005 (refer to note 29).

Acquisition of shares in Plug Power

On 11 April 2006 MMC "Norilsk Nickel" and Interros Holding Company arranged for the acquisition of a 35% stake in Plug Power, a US leading designer of environmentally clean and reliable energy products.

Smart Hydrogen, a 50-50% joint venture of MMC "Norilsk Nickel" and Interros, established specifically for international hydrogen energy projects, is acting as the buyer of the assets. The transaction amounting to USD 241 million is expected to be completed in June 2006.

Joint venture with Rio Tinto

MMC "Norilsk Nickel" and Rio Tinto signed an agreement to incorporate a joint venture in the Russian Federation to conduct exploration and development of mineral resources in the Siberian and Far-Eastern regions of the Russian Federation. The new company will be owned 51% by Norilsk Nickel and 49% by Rio Tinto.

47. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

Subsidiaries by country of incorporation	Nature of business	Shares held '000		% held	
		2005	2004	2005	2004
Russian Federation					
OJSC "RAO "Norilsk Nickel"	Market agent	187,079	185,787	98.9	98.3
OJSC "Taimyrgaz"	Gas extraction	7,547	2,000	98.4	94.4
CJSC "Polus"	Mining	–	–	100.0	100.0
OJSC "Matrosov Mine"	Mining	233	44	88.4	57.1
OJSC "Lenzoloto"	Mining	1,015	848	68.2	57.0
CJSC "Tonoda"	Mining	9	9	100.0	100.0
LLC "LZRK"[3]	Management company	–	–	100.0	–
OJSC "Pervenets"[1]	Mining	–	–	100.0	14.8
OJSC "Yenisey River Shipping Company"	River shipping operations	181	181	43.9	43.9
OJSC "Arkhangelsk Sea Commercial Port"	Sea shipping operations	532	532	53.1	53.1
CJSC "NORIMETIMPEX"	Market agent	5	5	100.0	100.0
OJSC "Kolskaya Mining and Metallurgical Company"	Mining	4,000	4,000	100.0	100.0
CJSC "Alykel"	Airport	–	–	100.0	100.0
LLC "Norilskiye Metally"[2]	Market agent	–	–	–	100.0
OJSC "Institut Gypronickel"	Science	23	23	100.0	100.0
OJSC "Norilsky Kombinat"	Lessor of equipment	14,673	14,673	98.8	98.2
OJSC "Kombinat "Severonickel"	Lessor of equipment	9,860	9,860	98.9	98.3
OJSC "Gornometallurgichesky Kombinat "Pechenganickel"	Lessor of equipment	1,236	1,236	98.9	98.3
LLC "Gornaya Leasingovaya Kompaniya"[1]	Lessor of equipment	–	–	100.0	19.9
CJSC "Kraus-M"	Property holding	10	10	100.0	100.0
LLC "Norilsk telecom"	Telecommunications	–	–	100.0	100.0
CJSC "Vitimenergo"	Electricity production	356	356	100.0	50.5
OJSC "Aldanzoloto GRK"[1]	Minning	88,021,708	–	99.2	–
OJSC "Yuzhno-Verkhoyanskaya Gornaya Kompaniya"[1]	Minning	250	–	50.0	–
OJSC "Yakutskaya Gornaya Kompaniya"[1]	Minning	735	–	100.0	–
China					
Norilsk Nickel Asia	Market agent	–	–	100.0	100.0
Great Britain					
Norimet Limited	Market agent	5,760	5,760	100.0	100.0
Norilsk Nickel Europe Limited	Market agent	–	–	100.0	100.0
Luxembourg					
Norilsk Nickel Finance	Bond issuer	1	1	100.0	100.0
Switzerland					
Norilsk Nickel Holding SA	Investment holding	–	–	100.0	100.0
Metal Trade Overseas SA	Market agent	–	–	100.0	100.0
United States of America					
Stillwater Mining Company	Mining	49,813	49,813	54.9	55.1
Norilsk Nickel USA	Market agent	1	1	100.0	100.0

1 Acquired in 2005 (refer to note 38)
2 Disposed of in 2005 (refer to note 39)
3 Founded in 2005

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

INDEX

EXCHANGE RATES – RUSSIAN ROUBLE

	2005	2004
Year-end rates		
1 US dollar	28.7825	27.7487
1 Euro	34.1850	37.8104
Average rates for the year		
1 US dollar	28.2864	28.8150
1 Euro	35.3865	35.8185

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the report of the independent auditors set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated annual financial statements of Closed Joint Stock Company "Gold Mining Company Polus" and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated annual financial statements that present fairly the consolidated financial position of the Group at 31 December 2005, the consolidated results of its operations, cash flows and changes in shareholder's equity for the year then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated annual financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated annual financial statements; and
- preparing the consolidated annual financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management, within its competencies, is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated annual financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

The consolidated annual financial statements for the year ended 31 December 2005 were approved on 5 June 2006 by:

E. I. Ivanov	**A. M. Osenmuk**
President	Vice-President, Chief Financial Officer

Moscow
5 June 2006

REPORT OF THE INDEPENDENT AUDITORS

To the management of Closed Joint Stock Company "Gold Mining Company Polus"

We have audited the consolidated annual financial statements for the year ended 31 December 2005 of Closed Joint Stock Company "Gold Mining Company Polus" and its subsidiaries (the "Group"), set out on pages 3-45. The consolidated annual financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated annual financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated annual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated annual financial statements.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated annual financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2005, and the consolidated results of its operations, its cash flows and changes in shareholders' equity for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche CIS

Moscow
5 June 2006

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

(US dollars thousand)

	Notes	2005	2004
Sales		**473,184**	**441,750**
Cost of sales	4	265,714	234,944
Gross profit		**207,470**	**206,806**
Selling, general and administrative expenses	8	59,653	31,932
Other net operating expenses/(income)	9	25,155	(9,571)
Operating profit		**122,662**	**184,445**
Impairment of goodwill on acquisition	33	–	114,639
Finance costs	10	3,586	10,573
Net income from investments	11	(52,012)	(16,544)
Other non-operating expenses	12	4,423	4,205
Profit before taxation		**166,665**	**71,572**
Taxation	13	51,724	61,639
Profit for the year		**114,941**	**9,933**
Attributable to:			
Shareholder of the parent company		115,397	15,050
Minority interest	24	(456)	(5,117)
		114,941	**9,933**
Basic and diluted earnings per share			
Basic	14	467	110
Diluted	14	314	59

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2005

(US dollars thousand)

	Notes	2005	2004
ASSETS			
Non-current assets		**1,085,348**	**590,848**
Property, plant and equipment	15	965,413	515,591
Capital construction-in-progress	16	106,966	62,425
Investments in associates	17	326	9,357
Investments in securities and other financial assets	18	3,744	3,475
Other non-current assets	21	8,899	–
Current assets		**2,487,464**	**547,442**
Inventories	19	123,616	70,046
Advances to suppliers and other receivables	20	25,409	12,315
Other current assets	21	79,775	58,224
Investments in securities and other financial assets	18	2,230,256	393,842
Cash and cash equivalents	22	28,408	13,015
Total assets		**3,572,812**	**1,138,290**
SHAREHOLDER'S EQUITY AND LIABILITIES			
Share capital and reserves		**3,106,042**	**943,467**
Share capital	23	5	3
Share premium		1,777,027	523,645
Investments revaluation reserve		816,709	–
Accumulated profits		482,669	375,849
Equity attributable to shareholder of the parent company		**3,076,410**	**899,497**
Minority interest	**24**	**29,632**	**43,970**
Non-current liabilities		**227,867**	**108,290**
Deferred tax liabilitiesa	25	161,768	88,754
Environmental obligations	26	60,828	10,480
Obligations under finance lease	27	4,025	3,783
Other long-term liabilities	28	1,246	5,273
Current liabilities		**238,903**	**86,533**
Current portion of obligations under finance lease	27	2,844	1,045
Contingent consideration for acquisition of subsidiaries	33	140,000	–
Short-term loans and borrowings	29	23,243	35,112
Trade and other payables	30	49,643	35,864
Taxes payable	31	23,173	14,512
Total shareholder's equity and liabilities		**3,572,812**	**1,138,290**

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

(US dollars thousand)

	Notes	2005	2004
Operating activities			
Cash flows from operations	32	99,587	188,807
Interest paid		(2,438)	(11,839)
Taxation paid		(45,600)	(49,775)
Net cash inflow from operating activities		**51,549**	**127,193**
Investing activities			
Acquisition of subsidiaries, net of cash acquired, and increase of ownership in subsidiaries	33	(152,929)	(270,602)
Proceeds from disposal of subsidiaries, net of cash disposed of	34	(107)	–
Purchase of property, plant and equipment		(145,972)	(70,493)
Proceeds from sale of property, plant and equipment		2,876	328
Purchase of shares of Gold Fields Ltd.		(944,940)	–
Dividends received		6,062	–
Purchase of promissory notes and other financial assets		(613,452)	(756,115)
Proceeds from sale of promissory notes and other financial assets		541,517	503,918
Net cash outflow from investing activities		**(1,306,945)**	**(592,964)**
Financing activities			
Proceeds from short-term loans and borrowings		5,041	171,563
Repayments of short-term loans and borrowings		(32,401)	(196,485)
Repayments of long-term loans and borrowings		(305)	(1,485)
Repayments of finance lease obligations		(2,234)	(1,117)
Proceeds from shares issuance	23	1,299,745	498,819
Net cash inflow from financing activities		**1,269,846**	**471,295**
Effect of translation to presentation currency for the year		943	3,865
Net increase in cash and cash equivalents		**15,393**	**9,389**
Cash and cash equivalents at beginning of the year		**13,015**	**3,626**
Cash and cash equivalents at end of the year	22	**28,408**	**13,015**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED 31 DECEMBER 2005

(US dollars thousand)

	Notes	Share capital	Share premium	Investments revaluation reserve	Accumulated-profits	Equity attributable to shareholder of the parent company	Minority interest	Total
Balance at 31 December 2003		**2**	–	–	**339,369**	**339,371**	–	**339,371**
Profit for the year – as restated	39	–	–	–	15,050	**15,050**	(5,117)	**9,933**
Minority interest in subsidiaries acquired	24	–	–	–	–	–	48,416	**48,416**
Ordinary shares issued	23	1	498,818	–	–	**498,819**	–	**498,819**
Effect of translation to presentation currency for the year		–	24,827	–	21,430	**46,257**	671	**46,928**
Balance at 31 December 2004 – as restated	**39**	**3**	**523,645**	–	**375,849**	**899,497**	**43,970**	**943,467**
Profit for the year		–	–	–	115,397	**115,397**	**(456)**	**114,941**
Ordinary shares issued	23	2	1,299,743	–	–	1,299,745	–	**1,299,745**
Minority interest in subsidiaries acquired	24	–	–	–	–	–	(5,390)	(5,390)
Net decrease in minority interest due to increase of Group's share in subsidiaries	24	–	–	–	**7,389**	7,389	(7,389)	–
Increase in fair value of available-for-sale investments		–	–	819,080	–	**819,080**	–	**819,080**
Transfer to profit on sale of available-for-sale investments		–	–	(1,820)	–	**(1,820)**	–	**(1,820)**
Deferred tax arising on revaluation of available-for-sale investments		–	–	(551)	–	**(551)**	–	**(551)**
Effect of translation to presentation currency for the year		–	(46,361)	–	(15,966)	**(62,327)**	(1,103)	**(63,430)**
Balance at 31 December 2005		**5**	**1,777,027**	**816,709**	**482,669**	**3,076,410**	**29,632**	**3,106,042**

1. GENERAL

Organisation

Closed Joint Stock Company "Gold Mining Company Polus" (the "Company") was incorporated in Severo-Eniseisk, Krasnoyarsk region, Russian Federation, on 30 September 1999. During 2004 the Company acquired a controlling shareholding in Open Joint Stock Company "Lenzoloto" and Open Joint Stock Company "Matrosov Mine" and incorporated a wholly owned subsidiary Limited Liability Company "Lenskaya Zolotorudnaya Company". During 2005 the Company acquired controlling shareholding in Open Joint Stock Company "Aldanzoloto GRK", Open Joint Stock Company "Yakutsk Mine Company" and obtained control over Open Joint Stock Company "South Verkhoyansk Mining Company". The principal activities of the Company and its subsidiaries (the "Group") are the extraction, refining and sale of gold. Mining and processing facilities of the Group are located in the Krasnoyarsk and Irkutsk regions and the Sakha Republic of the Russian Federation. The Group also performs research and exploration works, primarily at the Natalka field located in the Magadan region. Further details regarding the nature of the business and structure of the Group are presented in note 41.

At 31 December 2005 the Company was a wholly owned subsidiary of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" ("MMC Norilsk Nickel"). MMC Norilsk Nickel together with its subsidiaries comprises the Norilsk Nickel Group. After the year end there was a change in the shareholding structure of the Group (refer to note 40).

The ultimate controlling shareholders of the Group are Mr. Vladimir O. Potanin and Mr. Mikhail D. Prokhorov.

Basis of presentation

The consolidated annual financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS include standards and interpretations approved by International Accounting Standards Board ("IASB"), including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). In the absence of specific IFRS guidance for the extractive industries, the Group has developed accounting policies in accordance with practices in the mining industry insofar they do not conflict with IFRS principles.

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the Russian Federation. The accounting principles and financial reporting procedures in the Russian Federation differ substantially from those generally accepted under IFRS. Accordingly, such financial statements have been adjusted to ensure that the consolidated annual financial statements are presented in accordance with IFRS.

These consolidated annual financial statements of the Group are prepared on the historical cost basis, except for:

- fair value of subsidiaries acquired, in accordance with IFRS 3 "Business Combinations", which is more fully described in note 2 (a);
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories", which is more fully described in note 2 (h); and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", which is more fully described in note 2 (i).

Adoption of new and revised International Financial Reporting Standards

In the current reporting period the Group has adopted all the new and revised standards and interpretations issued by IASB and IFRIC that are relevant to its operations and effective for accounting periods beginning on 1 January 2005.

Reclassifications

Certain comparative information, presented in the consolidated annual financial statements for the year ended 31 December 2004, has been reclassified in order to achieve comparability with the presentation used in the consolidated annual financial statements for the year ended 31 December 2005.

New accounting pronouncements

At the date of authorisation of the Group's consolidated annual financial statements for the year ended 31 December 2005, certain new standards and interpretations have been issued that are mandatory for the accounting periods beginning on or after 1 January 2006:

- IAS 1 Amendment "Capital Disclosures"
- IAS 19 Amendment "Employee Benefits"
- IAS 21 Amendment "The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation"
- IAS 39 and IFRS 4 Amendment "Financial Guarantee Contracts"
- IAS 39 Amendment "Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
- IAS 39 Amendment "The Fair Value Option"
- IFRS 6 "Exploration for and Evaluation of Mineral Resources"
- IFRS 7 "Financial Instruments: Disclosures"
- IFRIC 4 "Determining whether an Arrangement contains a Lease"
- IFRIC 5 "Rights to Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
- IFRIC 6 "Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment"
- IFRIC 7 "Applying the Restatement Approach under IAS 29 "Financial Reporting in Hyperinflationary Economies"
- IFRIC 8 "Scope of IFRS 2"
- IFRIC 9 "Reassessment of Embedded Derivatives"

The impact of adoption of these standards and interpretations in future periods is currently being assessed by management, however no material effect on the Group's accounting policies is anticipated.

2. SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies are set out below:

(a) Basis of consolidation

Subsidiaries

The consolidated annual financial statements incorporate financial statements of the Company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased. Control is achieved where the Company has power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent company.

The financial statements of subsidiaries are prepared for the same reporting period as those of the Company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions, and any unrealised profits or losses arising from intra-group transactions, are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the date significant influence commenced until the date that significant influence effectively ceased, except when the investment is classified as held for sale, which is more fully described in note 2 (s).

The results of associates are equity accounted based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is reduced to zero. Thereafter losses are only accounted for to the extent that the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which such circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities, contingent liabilities and attributable ore reserves at the date of acquisition is recognised as goodwill. Goodwill which represents ore resources is amortised on a systematic basis to recognize the depletion of the resources over the lesser of the life of mine.

Goodwill in respect of non-mining subsidiaries is disclosed as a goodwill and goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement in the period during which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in the consolidated income statement immediately

(b) Functional and presentation currency

The functional currency of the Company and all subsidiaries, which reflects the economic substance of their operations, is the Russian Rouble ("RUR").

The presentation currency of the consolidated financial statements of the Group is the United States of America Dollar ("USD" or "US Dollar"). Using USD as a presentation currency is a common practice for global gold mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated annual financial statements of the Group.

The translation from RUR (functional currency) into USD (presentation currency) is made using exchange rates as quoted by the Central Bank of the Russian Federation, as follows:
- all assets and liabilities, both monetary and non-monetary, and all items included in shareholder's equity, other than net profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholder's equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated annual financial statements does not imply that Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to RUR at the exchange rate at the balance sheet date. Exchange differences arising from changes in exchange rates are recognised in the income statement.

(d) Property, plant and equipment

Property, plant and equipment are classified into the following categories:
- buildings, structures and utilities;
- machinery, equipment and transport;
- exploration and evaluation assets;
- mineral rights, mineral resources and ore reserves; and
- others.

Buildings, structures, utilities, machinery, equipment and transport

Buildings, structures, utilities, machinery, equipment and transport consist of mining and non-mining assets.

Mining assets are amortised on a straight-line basis over the life of mine of 7 to 20 years, which is estimated based on proven and probable ore reserves.

Amortisation of mining assets is charged from the date when a new mine reaches commercial production and is included in the cost of production.

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of such assets at the following annual rates:

• Buildings, plant and equipment	2% to 10%
• Motor vehicles	9% to 25%
• Office equipment	10% to 20%

Exploration and evaluation assets

Exploration and evaluation expenditures are capitalised as exploration and evaluation assets when it is expected that expenditure related to an area of interest will be recouped by future exploitation, sale, or at the reporting date the exploration and evaluation activities have not reached a stage that permits a reasonable assessment of the existence of commercially recoverable ore reserves.

Exploration and evaluation assets are transferred to mining property, plant and equipment when a mine, related to an area of interest, reaches commercial production.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis using the life of mine method based on estimated proven and probable ore reserves. Mineral resources and ore reserves are estimated in accordance with the JORC code or using Russian Resource Reporting Code for alluvial gold reserves.

Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of:

- their estimated useful lives, or
- the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between:

- the lease finance cost, which is included in interest paid; and
- the capital repayment, which reduces the related lease obligation to the lessor.

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are placed into commercial production.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production.

Mine development costs include expenditure incurred in:

- acquiring mineral rights and exploration licenses;
- developing new mining operations.

Mine development costs include interest capitalised during the construction period, when financed by borrowings.

(f) Impairment

An impairment review of tangible and intangible assets is carried out when there is an indication that those assets have suffered an impairment loss by comparing the carrying amount of the assets to their respective recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less cost to sell and value in use. If the recoverable amount of an asset (or cash-generated unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. Impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined had no impairment loss been recognized in prior periods. A reversal of an impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the reversal of the impairment loss is treated as revaluation increase.

(g) Deferred expenditures

Certain Group's production facilities are located in regions with specific weather conditions. Consequently, surface (alluvial) mining operations are subject to seasonality and gold at these locations is only mined during certain months of the year. Costs incurred in preparation of future seasons are deferred. Such expenditures include stripping and excavation costs and mine specific administration costs.

(h) Inventories

Refined gold

Gold is measured at the lower of net production cost on the weighted average basis and net realisable value. The net cost of production per unit of gold is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand.

Production costs include on-mine and concentrating costs, smelting, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(i) Financial instruments

Financial instruments recognised on the Group's balance sheet mainly include investments, advances to suppliers and other receivables, cash and cash equivalents, trade and other payables and borrowings. Financial instruments are initially measured at fair value, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments are classified into the following categories:
- held-to-maturity;
- at fair value through profit and loss; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost less any allowance for impairment. Amortisation of the discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments at fair value through profit and loss include investments held for trading and investments designated upon initial recognition as at fair value through profit and loss.

All other investments, other than loans and receivables, are classified as available-for-sale.

Investments at fair value through profit and loss and investments available-for-sale are subsequently measured at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that may be incurred on sale or other disposal. Gain or loss arising from a change in the fair value of investments at fair value through profit and loss are recognised in the income statement for the period. Gain or loss arising from a change in the fair value of investments available-for-sale is recognised directly in equity through the statement of changes in shareholders' equity, until such investments are derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognised in the income statement.

When a decline in fair value of an available-for-sale investment has been recognised directly in equity and there is objective evidence that investment is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in the income statement even though the investment has not been derecognised.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at management's estimate of fair value.

Advances to suppliers and other receivables

Advances to suppliers and other receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest method. Appropriate provisions for estimated irrecoverable amounts, calculated as the difference between the carrying amount of receivables and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition, are recognised in the income statement when there is the objective evidence receivables are impaired.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Trade and other payables

Trade and other payables are initially measured at fair value and are subsequently measured at amortised cost using the effective interest method.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

(j) Interest on borrowings

Interest on borrowings relating to major qualifying capital projects under construction are capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the income statement as and when incurred.

Other interest is expensed in the income statement as and when incurred.

(k) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated

(l) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period are recognised as an expense in that reporting period.

The Group contributes to the Pension fund of the Russian Federation, Medical and Social Insurance funds on behalf of all its employees. These contributions are recognised in the income statement as incurred.

(m) Taxation

Income tax on the profit or loss for the year comprises current and deferred taxation.

Current tax is the tax payable on the taxable income in the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(n) Revenue recognition

Revenue consists of the sale of refined gold and is recognised when the risks and rewards of ownership are transferred to the buyer. Gold sales revenue represents the net invoiced value for gold supplied to customers. Revenues from the sale of by-products are netted-off against production costs.

(o) Operating leases

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

(p) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable by the Company are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(q) Segmental information

The Group predominantly operates in a single business segment, being mining and refining of gold. The Group's production facilities are all based in the Russian Federation. Therefore, business activities are subject to the same risks and returns, and are addressed in the consolidated financial statements as one reportable segment.

(r) Environmental obligations

Environmental obligations include decommissioning and land restoration costs.

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissioning cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement. Decommissioning obligations are periodically reviewed in light of current laws and regulations, and adjustments made as necessary.

Provision for land restoration, representing the cost of restoring land damage after the commencement of commercial production, is estimated at net present value of the expenditures expected to settle the obligation. Increases in provision are charged to the income statement as a cost of production. The unwinding of restoration costs are expensed over the life of mine.

Ongoing rehabilitation costs are expensed when incurred.

(s) Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable within one year from the date of classification and the asset or disposal group is available for immediate sale in its present condition.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In the process of applying accounting policies, the Group makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgments which are based on historical experience, current and expected economic conditions, and all other available information. Due to the inherent uncertainty in making those estimated and assumptions, actual results reported in the future periods could differ from those estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Held-to-maturity investments

The Group follows the IAS 39 "Financial Instruments: Recognition and Measurement" guidance on classifying promissory notes with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgement. In making this judgement, the Group evaluates its intention and ability to hold these promissory notes to maturity.

If the Group fails to keep these promissory notes to maturity other than for specific circumstances explained in IAS 39, it will be required to reclassify the whole class as available-for-sale. The investments would therefore be measured at fair value not amortised cost.

Useful economic lives of property, plant and equipment

Management assesses the useful economic lives of property, plant and equipment considering: the current technical condition of assets, the volume of remaining recoverable ore reserves or the remaining mining lease period and potential changes in technology and demand.

Exploration and evaluation assets

Management judgment is involved in determination of whether the expenditures which are capitalized as exploration and evaluation assets will be recouped by future exploitation or sale. Determining this, management estimate the possibility of finding recoverable ore reserves related to particular area of interest unless evaluation activities have not reached a stage that permits a reasonable assessment of the existence of commercially recoverable ore reserves.

Taxation

Judgments are required in determining current income tax liabilities. The Group recognises liabilities for taxes based on estimates of whether additional taxes will be due. Where the final outcome of various tax matters is different from the amounts that were initially recorded, such differences will impact income tax and deferred tax provisions in the period in which such determination is made.

The Group has not recognised a deferred tax liability in respect of temporary differences associated with investments in subsidiaries. The Group controls the timing of the reversal of those temporary differences and does not expect their reversal in the foreseeable future.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. In making the assessment for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash generating unit. Management necessarily applies its judgment in allocating assets that do not generate independent cash flows to appropriate cash generating units, and also in estimating the timing and value of underlying cash flows within the value in use calculation. Subsequent changes to the cash generating unit allocation or to the timing of cash flows could impact the carrying value of the respective assets.

Environmental obligations

The Group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management's best estimate for asset retirement obligations in the period in which they will be incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

(US dollars thousand)

Investment in shares of Gold Fields Ltd.

The Group didn't exercise significant influence over its 20% investment in Gold Fields Ltd. and determined that the applicable IFRS classification was as an investment in securities available-for-sale.

Acquisition of OJSC "Aldanzoloto GRK", OJSC "South-Verkhoyansk Mining Company", OJSC "Yakut Mining Company"

The fair values to be assigned to the identifiable assets and liabilities of companies acquired in 2005 has been determined provisionally at 31 December 2005. Management judgement was involved in determining the provisional values. The initial accounting will be completed and adjustments to the acquiree's identifiable assets and liabilities will be recognized within twelve months from the acquisition date.

4. COST OF SALES

	2005	2004
Cash operating costs	232,597	193,258
On-mine costs (refer to note 5)	154,996	129,346
Smelting and concentrating costs (refer to note 6)	44,792	35,195
Refining costs	3,114	2,601
Tax on mining	29,695	26,116
Amortisation and depreciation of operating assets (refer to note 7)	41,912	40,903
Provision for land rehabilitation	2,088	2,532
Increase in metal inventories	(10,883)	(1,749)
Total	**265,714**	**234,944**

5. ON-MINE COSTS

	2005	2004
Consumables and spares	73,718	59,576
Labour	58,049	53,693
Utilities	14,090	11,828
Sundry on-mine costs	9,139	4,249
Total (refer to note 4)	**154,996**	**129,346**

6. SMELTING AND CONCENTRATING COSTS

	2005	2004
Consumables and spares	34,325	23,640
Labour	9,432	10,155
Utilities	398	691
Sundry smelting and concentrating costs	637	709
Total (refer to note 4)	**44,792**	**35,195**

7. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS

	2005	2004
Mining	29,180	20,715
Smelting and concentrating	12,732	20,188
Total (refer to note 4)	**41,912**	**40,903**

8. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2005	2004
Salaries	33,494	19,661
Taxes other than mining and income taxes	4,663	3,307
Professional services	3,600	1,452
Transportation expenses	3,335	746
Repair and maintenance	3,332	677
Depreciation	2,332	1,565
Research and development	1,886	752
Rent expense	1,794	1,398
Bank charges	973	107
Insurance	443	148
Other	3,801	2,119
Total	**59,653**	**31,932**

9. OTHER NET OPERATING EXPENSES/(INCOME)

	2005	2004
Change in provision for impairment of property, plant and equipment and assets under construction	11,613	–
Loss on disposal of property, plant and equipment and assets under construction	4,848	3,164
Cost of liquidation of obsolete equipment	2,421	3,136
Net operating loss/(profit) from non-mining activities	2,400	(2,817)
Change in provision for tax fines and penalties	1,688	(14,815)
Change in provision for impairment of value added tax recoverable	1,340	–
Change in provision for impairment of advances to suppliers and other receivables	954	2,535
Other	(109)	(774)
Total	**25,155**	**(9,571)**

(US dollars thousand)

10. FINANCE COSTS

	2005	2004
Interest expense on borrowings	2,744	10,146
Unwinding of discount on decommissioning obligations (refer to note 26)	842	427
Total	**3,586**	**10,573**

11. NET INCOME FROM INVESTMENTS

Interest income on promissory notes	(38,652)	(16,803)
Dividends received	(6,062)	–
Income accrued on deposits	(4,731)	–
(Gain)/loss on disposal of investments and other financial assets	(2,607)	209
Share of post-acquisition losses of associates (refer to note 17)	40	50
Total	**(52,012)**	**(16,544)**

12. OTHER NON-OPERATING EXPENSES

Maintenance of social infrastructure	406	2,120
Donations	1,199	945
Other	2,818	1,140
Total	**4,423**	**4,205**

13. TAXATION

Current taxation	60,425	52,099
Deferred taxation (refer to note 25)	(8,701)	9,540
Итого	**51,724**	**61,639**

The corporate income tax rates in the countries where the Group has a taxable presence are as follows.

Russian Federation	24%	24%
British Virgin Islands	0%	–

A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation, the primary location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:

	2005	2004
Profit before taxation	**166,665**	**71,572**
Theoretical income tax at 24%	40,000	17,177
Impact of specific tax rates	(1,383)	–
Tax effect of provision for tax fines and penalties	406	(3,556)
Tax effect of non-deductible expenses and other permanent differences	7,041	9,186
Impairment of goodwill	–	27,417
Taxable losses of subsidiaries not carried forward	5,660	11,415
Income tax expense	**51,724**	**61,639**

14. BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following:

	2005	2004
Profit attributable to shareholder of the parent company for the year	115,397	15,050
Weighted average number of ordinary shares for the purposes of basic earnings per share	247	137
Possible dilution effect of convertible preference shares (refer to note 23)	120	120
Weighted average number of ordinary shares for the purposes of diluted earnings per share	367	257
Earnings per share		
Basic	467	110
Diluted	314	59

(US dollars thousand)

15. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Exploration and evaluation assets	Mineral rights	Other	Total
Cost						
Balance at 31 December 2003	**124,935**	**114,969**	–	–	**597**	**240,501**
Additions	1,049	25,792	13,470	–	2,459	**42,770**
Acquired on acquisition of subsidiaries (refer to note 33)	35,037	79,082	–	144,814	1,048	**259,981**
Transfers from capital construction-in-progress (refer to note 16))	23,918	–	–	–	–	**23,918**
Disposals	(92)	(2,291)	–	–	(114)	**(2,497)**
Effect of translation to presentation currency for the year	9,496	9,913	517	3,555	153	**23,634**
Balance at 31 December 2004	**194,343**	**227,465**	**13,987**	**148,369**	**4,143**	**588,307**
Additions	–	44,762	32,463	–	2,137	**79,362**
Acquired on acquisition of subsidiaries (refer to note 33)	58,405	37,324	–	327,405	1,045	**424,179**
Transfers from capital construction-in-progress (refer to note 16)	20,118	–	–	–	–	**20,118**
Disposals	(1,003)	(4,342)	–	–	(733)	**(6,078)**
Disposed on disposal of a subsidiary (refer to note 34)	(23)	(9,534)	–	(5,681)	(87)	**(15,325)**
Decommissioning assets raised	17,570	9,063	–	–	–	**26,633**
Provision for impairment	(5,572)	–	–	(687)	–	**(6,259)**
Effect of translation to presentation currency for the year	(7,872)	(8,955)	(1,062)	(8,849)	(184)	**(26,922)**
Balance at 31 December 2005	**275,966**	**295,783**	**45,388**	**460,557**	**6,321**	**1,084,015**
Accumulated amortisation and depreciation						
Balance at 31 December 2003	**(12,533)**	**(11,521)**	–	–	**(87)**	**(24,141)**
Amortisation and depreciation charge	(17,236)	(24,898)	–	(3,200)	(362)	**(45,696)**
Eliminated on disposals	3	310	–	–	34	**347**
Effect of translation to presentation currency for the year	(1,434)	(1,652)	–	(123)	(17)	**(3,226)**
Balance at 31 December 2004	**(31,200)**	**(37,761)**	–	**(3,323)**	**(432)**	**(72,716)**
Amortisation and depreciation charge	(13,408)	(30,231)	–	(8,531)	(645)	**(52,815)**
Eliminated on disposals	60	670	–	–	37	**767**
Disposed on disposal of a subsidiary (refer to note 34)	–	2,008	–	710	15	**2,733**
Effect of translation to presentation currency for the year	1,348	1,809	–	246	26	**3,429**
Balance at 31 December 2005	**(43,200)**	**(63,505)**	–	**(10,898)**	**(999)**	**(118,602)**
Net book value						
31 December 2004	**163,143**	**189,704**	**13,987**	**145,046**	**3,711**	**515,591**
31 December 2005	**232,766**	**232,278**	**45,388**	**449,659**	**5,322**	**965,413**

(US dollars thousand)

The Group leases production equipment under a number of finance lease agreements. At the end of the lease term the Group takes automatic ownership of the assets. At 31 December 2005 the carrying amount of the Group's fixtures and equipment included USD 3,697 thousand (2004: USD 6,875 thousand) in respect of assets held under finance leases (refer to note 27).

At 31 December 2005 the Group carried out a review of the recoverable amount of its property, plant and equipment. The review resulted in the provision for impairment in the amount of USD 6,259 thousand. This provision mainly related to the old production plant at OJSC "Matrosov mine".

16. CAPITAL CONSTRUCTION-IN-PROGRESS

	2005	2004
Balance at beginning of the year	62,425	31,011
Additions	68,380	34,473
Acquired on acquisition of subsidiaries (refer to note 33)	7,165	19,389
Transfers to property, plant and equipment (refer to note 15)	(20,118)	(23,918)
Disposals	(2,413)	(1,342)
Disposed on disposal of a subsidiary (refer to note 34)	(42)	–
Provision for impairment	(5,354)	–
Effect of translation to presentation currency for the year	(3,077)	2,812
Balance at end of the year	**106,966**	**62,425**

Leased assets with a carrying value of USD 3,409 thousand (2004: nil) were not received and placed into operation at 31 December 2005, and are included in construction-in-progress.

At 31 December 2005 the Group carried out a review of the recoverable amount of its construction-in-progress. The review resulted in the provision for impairment in the amount of USD 5,354 thousand. This provision related to assets under construction at OJSC "Lenzoloto".

17. INVESTMENTS IN ASSOCIATES

	2005	2004
Balance at beginning of the year	9,357	–
Acquired during the year	–	9,149
Change in classification due to increase in shareholding (refer to note 33)	(8,856)	–
Share of post-acquisition losses (refer to note 11)	(40)	(50)
Effect of translation to presentation currency for the year	(135)	258
Balance at end of the year	**326**	**9,357**

All of the Group's associates are registered in the Russian Federation.
Details of the Group's associates are as follows:

Name of associate	Principal activity	Date acquired	Share-holding		
OJSC "Pervenets"	Gold mining	6 April 2004	26.0%	–	9,018
LLC "Kvartsevye technologii"	Quartz mining	6 April 2004	38.3%	326	339
				326	**9,357**

At 31 December 2004 OJSC "Lenzoloto", a 57.0% subsidiary of the Group, held a 26.0% investment in OJSC "Pervenets". On 10 February 2005 the Group acquired an additional 74.0% interest in OJSC "Pervenets". Accordingly the company's financial results were fully consolidated and the investment was eliminated from investments in associates.

(US dollars thousand)

	2005	2004

Summarised financial information in respect of the Group's associates is set out below:

	2005	2004
Total assets	944	51,592
Total liabilities	112	15,320
Revenue	–	8
Loss for the year	(156)	(208)

18. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

	2005	2004
Non-current		
Equity investments available-for-sale	3,339	1,462
Loans advanced	347	360
Other	58	1,653
Total non-current	**3,744**	**3,475**
Current		
Investment in Gold Fields Ltd.	1,735,987	–
Promissory notes receivable	314,189	393,738
Investment deposit in Rosbank	172,984	–
Deposits	6,997	–
Other	99	104
Total current	**2,230,256**	**393,842**

Investment in Gold Fields Ltd. (South Africa) was acquired from MMC Norilsk Nickel, parent company, in May 2005 for USD 944,940 thousand. In March 2006 it was sold to third parties (refer to note 40).

Short-term promissory notes are purchased from the shareholder and bear interest of 10.4% per annum (refer to note 35).

The investment deposit in Rosbank, a party related, by means of common ownership and control, represents the amount managed by the bank on behalf of the Group and primarily consists of promissory notes. The principal amount of this deposit of USD 168,331 thousand is guaranteed by the bank. Income on this deposit is accrued as interest and is not guaranteed by the bank. Accrued income is capitalized into the principal amount of deposit.

19. INVENTORIES

	2005	2004
Refined gold at net production cost	1,306	2,445
Work-in-process at production cost	30,470	11,070
Total metal inventories	**31,776**	**13,515**
Stores and materials at cost	92,472	57,104
Less: Provision for obsolescence	(632)	(573)
Total	**123,616**	**70,046**

20. ADVANCES TO SUPPLIERS AND OTHER RECEIVABLES

	2005	2004
Advances to suppliers	17,077	7,514
Other receivables from non-mining activities	16,047	12,252
	33,124	**19,766**
Less: Provision for impairment of advances to suppliers and other receivables	(7,715)	(7,451)
Total	**25,409**	**12,315**

21. OTHER ASSETS

	2005	2004
Non-current		
Value added tax recoverable	10,239	–
Less: Provision for impairment of value added tax recoverable	(1,340)	–
Total non-current assets	**8,899**	–
Current		
Value added tax recoverable	64,392	40,476
Deferred expenditures	11,683	14,507
Income tax prepaid	1,434	1,183
Other taxes prepaid	2,266	2,058
Total current assets	**79,775**	**58,224**

Deferred expenditures mostly comprise excavation costs, general production costs and mine specific administration costs associated with preparation for the seasons in which the alluvial operations undertake mining activities.

(US dollars thousand)

22. CASH AND CASH EQUIVALENTS

	2005	2004
Current bank accounts		
– RUR	18,376	8,905
– foreign currency	3,849	38
Bank deposit	5,681	–
Cash in hand	296	117
Letters of credit	174	3,308
Other cash and cash equivalents	32	647
Total	**28,408**	**13,015**

23. SHARE CAPITAL

	2005	2004
Authorised		
1,123 ordinary shares at par value of RUR 400 each	16	16
120 preference shares at par value of RUR 100 each	–	–
Total	**16**	**16**
Issued and fully paid		
31 December 2005: 299 ordinary shares at par value of RUR 400 each	5	–
31 December 2004: 173 ordinary shares at par value of RUR 400 each	–	3
120 preference shares at par value of RUR 100 each	–	–
Total	**5**	**3**

During 2004 the Company issued 50 additional ordinary shares for total proceeds of RUR 14,530,498 thousand (USD 498,819 thousand). In 2005 the Company issued 126 additional ordinary shares for total proceeds of RUR 36,616,855 thousand (USD 1,299,745 thousand).

Preference shares are freely convertible into ordinary shares.

24. MINORITY INTEREST

	2005	2004
Balance at beginning of the year	**43,970**	–
Minority interest in subsidiaries acquired (refer to note 33)	(5,390)	48,416
Minority interest in net loss of subsidiaries for the year	(456)	(5,117)
Net decrease in minority interest due to increase of Group's share in subsidiaries (refer to comments below)	(7,389)	–
Effect of translation to presentation currency for the year	(1,103)	671
Balance at end of the year	**29,632**	**43,970**

In March 2005 six subsidiaries of OJSC "Lenzoloto", a 57.0% subsidiary of the Group, were sold to LLC "Lenskaya Zolotorudnaya Company", a 100.0% subsidiary of the Group. This transaction resulted in a decrease in minority interest and an increase in equity attributable to shareholder of the Company of USD 11,136 thousand.

In April 2005 26.0% share of OJSC "Lenzoloto" in OJSC "Pervenets" was sold to LLC "Lenskaya Zolotorudnaya Company". This transaction resulted in a decrease in minority interest and increase in equity attributable to shareholder of the Company in the amount of USD 3,938 thousand.

During April-May 2005 OJSC "Matrosov Mine", a subsidiary of the Group, issued additional ordinary shares that were acquired by the Group. Prior to this transaction all losses of the company applicable to minority interest were allocated against the interest of the shareholder of the Company. As a result of the transaction minority interest in the increased net assets of OJSC "Matrosov Mine" of USD 7,685 thousand was recognised.

(US dollars thousand)

25. DEFERRED TAX LIABILITIES

The movement in the Group's deferred taxation position for the year was as follows:

	2005	2004
Net liability at beginning of the year	**88,754**	**31,813**
Recognised in the income statement for the year (refer to note 13)	(8,701)	9,540
Change in deferred tax liability arising on revaluation of available-for-sale investments	551	–
Change in deferred tax liability due to acquisition of subsidiaries (refer to note 33)	86,363	44,046
Change in deferred tax liability due to disposal of a subsidiary (refer to note 34)	(1,193)	–
Effect of translation to presentation currency for the year	(4,006)	3,355
Net liability at end of the year	**161,768**	**88,754**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	2005	2004
Property, plant and equipment	165,006	87,528
Investments valuation	551	–
Inventory valuation	122	(291)
Accrued operating expenses	(2,301)	3,121
Provision for impairment of advances to suppliers and other receivables	(1,610)	(1,604)
Total	**161,768**	**88,754**

26. ENVIRONMENTAL OBLIGATIONS

Decommissioning obligations

	2005	2004
Balance at beginning of the year	**7,851**	**6,978**
Acquired on acquisition of subsidiaries	18,232	–
Obligations raised during the period (refer to note 15)	26,633	–
Unwinding of discount on decommissioning obligation (refer to note 10)	842	427
Effect of translation to presentation currency for the year	(486)	446
Balance at end of the year	**53,072**	**7,851**

Provision for land restoration

	2005	2004
Balance at beginning of the year	**2,629**	**-**
Acquired on acquisition of subsidiaries	3,170	–
Obligations raised during the period	1,855	–
Charge to income statement	233	2,532
Effect of translation to presentation currency for the year	(131)	97
Balance at end of the yeara	**7,756**	**2,629**

During 2004 the Group performed an estimate of land restoration costs. The provision, discounted to net present value, relates exclusively to mining operations.

	2005	2004
Total environmental obligations	**60,828**	**10,480**

(US dollars thousand)

27. OBLIGATIONS UNDER FINANCE LEASE

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
Amounts payable under finance leases:	**7,930**	**5,826**	**6,869**	**4,828**
Within one year (shown under current liabilities)	3,279	1,383	2,844	1,045
In the second to fifth years inclusive (shown under non-current liabilities)	4,651	4,443	4,025	3,783
Less: future finance charges	(1,061)	(998)	–	–
Present value of lease obligations	**6,869**	**4,828**	**6,869**	**4,828**

The fair value of lease obligations is estimated by discounting the future contractual cash flows using the market interest rates available to the Group for other borrowings. Assets subject to finance leases are included in property, plant and equipment and in construction-in-progress.

The average lease term is 3.5 years. For the year ended 31 December 2005, the average effective borrowing rate was 12.0% (2004: 9.5%). All leases are on a fixed repayment basis. All lease obligations are denominated in USD.

The Group's obligations under finance leases are secured by the lessors' title to the leased assets.

28. OTHER LONG-TERM LIABILITIES

	2005	2004
Long-term taxes payable	774	819
Long-term loans and borrowings	–	3,538
Other payables	472	916
Total	**1,246**	**5,273**

Long-term taxes payable represent a restructured liability to the State budget accumulated by subsidiaries of the Group over several years.

Included in long-term borrowings at 31 December 2004 was a USD-denominated loan from Gasprombank at 6.0% per annum.

29. SHORT-TERM LOANS AND BORROWINGS

	2005	2004
RUR-denominated promissory notes	11,644	–
USD-denominated short-term loans and borrowings	9,457	4,860
RUR-denominated short-term loans and borrowings	2,142	30,252
Total	**23,243**	**35,112**

The interest rates on short-term loans and borrowings vary as follows:

	2005	2004
RUR-denominated promissory notes	14%	–
USD-denominated short-term loans and borrowings	8%–16.5%	6%–10%
RUR-denominated short-term loans and borrowings	14%–15.5%	10%–20%

Short-term loans and borrowings are secured by:

	2005	2004
Property, plant and equipment	–	4,142

(US dollars thousand)

30. TRADE AND OTHER PAYABLES

	2005	2004
Trade accounts payable	12,304	10,000
Accrued annual leave	9,907	3,108
Interest payable	6,745	1,744
Wages and salaries	5,192	7,888
Payables for production equipment	372	7,296
Other creditors	15,123	5,828
Total	**49,643**	**35,864**

31. TAXES PAYABLE

	2005	2004
Value added tax	5,212	4,058
Income tax	8,283	2,157
Social taxes	3,116	3,043
Tax on mining	3,185	–
Property tax	872	566
Other taxes	2,505	4,688
Total	**23,173**	**14,512**

Amount recognised in the income statement in respect of contribution to Pension fund of the Russian Federation for the year ended 31 December 2005 was USD 14,871 thousand (2004: USD 15,105 thousand).

32. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS

	2005	2004
Profit before taxation	**166,665**	**71,572**
Adjustments for:		
Impairment of goodwill on acquisition	–	114,639
Amortisation and depreciation	52,815	45,696
Interest expense on borrowings	2,744	10,146
Loss on disposal of property, plant and equipment and assets under construction	4,848	3,164
Change in provision for impairment of advances to suppliers and other receivables	954	2,535
Provision for land rehabilitation	2,088	2,532
Unwinding of discount on decommissioning obligations	842	427
Change in provision for obsolete inventory	80	355
Gain on disposal of a subsidiary	(844)	–
Share of post-acquisition losses of associates	40	50
Change in provision for impairment of property, plant and equipment and assets under construction	11,613	–
Change in provision for impairment of value added tax recoverable	1,340	–
Change in provision for tax fines and penalties	1,688	(14,815)
Interest income on promissory notes	(38,652)	(16,803)
Income accrued on deposits	(4,731)	–
Dividends received	(6,062)	–
(Gain)/loss on disposal of investments and other financial assets	(2,607)	209
Other	(1,787)	(1,310)
Operating profit before working capital changes	**191,034**	**218,397**
Increase in inventories	(44,302)	(12,774)
(Increase)/decrease in advances to suppliers and other receivables	(4,361)	6,835
Increase in other current assets, excluding income tax prepaid	(29,592)	(11,496)
Decrease in trade and other payables	(6,881)	(4,532)
Decrease in taxes payable, excluding income tax	(6,311)	(7,623)
Cash flows from operations	**99,587**	**188,807**

(US dollars thousand)

33. ACQUISITION OF SUBSIDIARIES

	2005	2004
Net assets acquired		
Property, plant and equipment (refer to note 15)	424,179	259,981
Capital construction-in-progress (refer to note 16)	7,165	19,389
Inventories	14,682	28,171
Trade and other receivables	7,785	12,493
Cash and cash equivalents	537	2,369
Other current assets	10,428	49,705
Loans and borrowings	(29,835)	(67,679)
Trade and other payables	(51,646)	(53,635)
Deferred taxation (refer to note 25)	(86,363)	(44,046)
Net assets at date of acquisition	**296,932**	**206,748**
Minority interest (refer to note 24)	5,390	(48,416)
Groups' share of net assets acquired	**302,322**	**158,332**
Less: Carrying value of investment in subsidiary before acquiring control (refer to note 17)	(8,856)	–
Add: Goodwill on acquisition that was fully impaired (refer to comment below)	–	114,639
Total consideration	**293,466**	**272,971**
Contingent consideration (refer to comments below)	(140,000)	–
Satisfied by cash	(153,466)	(272,971)
Net cash outflow arising on acquisition:		
Cash consideration	(153,466)	(272,971)
Cash and cash equivalents acquired	537	2,369
Net cash outflow on acquisition of subsidiaries	**(152,929)**	**(270,602)**

OJSC "Aldanzoloto GRK", OJSC "South-Verkhoyansk Mining Company", OJSC "Yakut Mining Company"

In September 2005, 99.2% of issued ordinary shares of OJSC "Aldanzoloto GRK", 50.0% of the issued ordinary shares of OJSC "South-Verkhoyansk Mining Company", and 100.0% of the issued ordinary shares of OJSC "Yakut Mining Company" were acquired by the Group for an estimated consideration of USD 255,000 thousand, of which USD 115,000 thousand was satisfied by cash.

The remaining part of the estimated consideration, being USD 140,000 thousand, is contingent upon negotiations related to financial terms of the acquisition and of the results of these entities at the acquisition date and was still in negotiation with the buyer as of the date of issuance of these consolidated annual financial statements.

The acquired companies contributed USD 13,302 thousand revenue and USD 2,020 thousand loss before taxation, USD 457 thousand revenue and USD 4,621 thousand loss before taxation, USD nil revenue and USD 187 thousand profit before taxation, respectively, from the date control was obtained to 31 December 2005.

OJSC "Sibzolotorazvedka"

On 3 November 2005, the Group acquired 100.0% of the issued share capital of OJSC "Sibzolotorazvedka" for a cash consideration of USD 593 thousand.

OJSC "Sibzolotorazvedka" contributed USD 45 thousand revenue and USD 69 thousand loss before taxation from the date control was obtained to 31 December 2005.

OJSC "Pervenets"

On 10 February 2005, the Group acquired 74.0% of the issued share capital of OJSC "Pervenets" for a cash consideration of USD 25,816 thousand.

OJSC "Pervenets" contributed USD nil revenue and USD 1,301 thousand loss before taxation from the date control was obtained to 31 December 2005.

(US dollars thousand)

CJSC "Tonoda"

On 9 December 2004, the Group acquired 100.0% of the issued share capital of CJSC "Tonoda" for a cash consideration of USD 28,276 thousand.

OJSC "Lenzoloto"

On 6 April 2004, the Group acquired 50.5% of the issued share capital of OJSC "Lenzoloto" for a cash consideration of USD 179,307 thousand. During July 2004 the Group increased its investment in OJSC "Lenzoloto" to 57.0% for an additional cash consideration of USD 11,711 thousand.

As of 31 December 2004 the Group reviewed the carrying value of goodwill arising on the acquisition of OJSC "Lenzoloto" and wrote it off it in the 2004 financial year.

In July 2005 an additional 5.6% of issued ordinary shares of OJSC "Lenzoloto" were acquired by the Group, for USD 3,000 thousand.

In December 2005 the Group further increased its investment in OJSC "Lenzoloto" to 68.2% for a cash consideration of USD 4,636 thousand.

OJSC "Matrosov Mine"

On 6 April 2004, the Group acquired 38.0% of the issued share capital of OJSC "Matrosov Mine" for a cash consideration of USD 35,618 thousand. During May and July 2004 the Group increased its investment in OJSC "Matrosov Mine" to 57.1% for a cash consideration of USD 18,059 thousand, bringing the Group's total investment in OJSC "Matrosov Mine" to USD 53,677 thousand.

During April-May 2005, the Group acquired 100% of additional shares issued by OJSC "Matrosov Mine", bringing its total share in the company to 87.4%. On 31 May 2005, the Group further increased its investment in OJSC "Matrosov Mine" to 88.4% for a cash consideration of USD 4,265 thousand.

34. DISPOSAL OF A SUBSIDIARY

	2005	2004
Net assets disposed of		
Property, plant and equipment (refer to note 15)	12,592	–
Capital construction-in-progress (refer to note 16)	42	–
Investments in securities and other financial assets	501	–
Trade and other receivables	319	–
Cash and cash equivalents	107	–
Inventories	1,970	–
Other current assets	5,987	–
Trade and other payables	(22,362)	–
Net assets at date of disposal	**(844)**	–
Group's share of assets disposed of		
Less: Gain on disposal	844	–
Proceeds from disposal of subsidiaries		
Less: Cash and cash equivalents disposed of	(107)	–
Net cash outflow from disposal of subsidiaries	(107)	–

In June 2005 CJSC "Nedra Bodaybo", a gold mining subsidiary, was disposed of for a cash consideration of less than USD 1 thousand.

(US dollars thousand)

35. RELATED PARTIES

Related parties are considered to include the parent company, associates, entities under common ownership and control with the Group and key management personnel. The Company and its subsidiaries, in the ordinary course of their business, enter into various sales, purchases and service transactions with related parties. Material transactions with related parties not dealt with elsewhere in the consolidated annual financial statements were as follows:

Transactions and balances with related parties

	Sale of goods	Purchase of goods and services	Interest received	Interest paid	Promissory notes receivable	Trade receivables	Cash deposits	Short-term investments	Short-term loans and borrowings	Trade payables	Lease liability
2005											
By the Company	145,185	31,427	42,235	–	310,484	449	15,804	172,984	–	1,769	–
By subsidiaries of the Group	101,311	–	924	1,401	3,696	525	10,955	–	417	6,028	6,869
Total	**246,496**	**31,427**	**43,159**	**1,401**	**314,180**	**974**	**26,759**	**172,984**	**417**	**7,797**	**6,869**
2004											
By the Company	333,705	3,928	15,290	5,192	393,738	273	1,223	–	–	–	–
By subsidiaries of the Group	63,716	–	–	815	–	1,824	1,675	–	28,082	3,836	–
Total	**397,421**	**3,928**	**15,290**	**6,007**	**393,738**	**2,097**	**2,898**	–	**28,082**	**3,836**	–

Compensation of key management personnel

The remuneration of key management personnel of the Group for the year ended 31 December 2005 amounted to USD 8,782 thousand (2004: USD 5,914 thousand).

36. CONTINGENCIES

Insurance

The insurance industry in the Russian Federation is in the process of development, and many forms of insurance coverage common in developed markets are not yet generally available. The Group does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Group's property or relating to the Group's operations.

Litigation

Unresolved tax litigation at 31 December 2005 amounted to approximately USD 4,845 thousand. Management has assessed the unfavourable outcome of such litigation as possible.

In addition, the Group has a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax legislation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to six years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

Management has assessed possible tax risks at 31 December 2005 to be approximately USD 2,968 thousand.

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the countries in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land that could potentially impact on flora and fauna, and give rise to other environmental concerns.

The Group's management believes that its mining and production technologies are in compliance with all current existing environmental legiclation in the countries in which it operates. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations and to restore and rehabilitate the environment. Management of the Group regularly reassesses of environmental obligations for its operations. Estimations are based on management's understanding of the current legal requirements and the term of the license agreements. Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, currency controls, low liquidity levels for debt and equity markets and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of the Russian economy depends on the effectiveness of the Government economic policies and the continued development of the legal and political systems.

37. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, liquidity, interest rate and credit risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of gold.

The Group does not enter into any forward or hedging contracts or other financial instruments to offset its commodity price risk.

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of the RUR against the USD.

The Group does not enter into foreign currency derivative transactions to offset its currency risk.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities when they fall due.

The Group's liquidity position is carefully monitored and managed. The Group makes use of a detailed budgeting and cash forecasting process to ensure that it has adequate cash available to meet its payment obligations.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group.

The Group does not enter into interest rate swap arrangements to manage its interest rate risk.

(US dollars thousand)

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group.

Although the Group sells a significant portion of its gold production to a related party and has the only one other customer, the Group is not economically dependent on these customers because of the high level of liquidity in the gold commodity market in the Russian Federation. Payment terms with the Group's customers are such that credit risk is minimal.

38. FAIR VALUE OF FINANCIAL INSTRUMENTS

	2005		2004	
	Carrying value	Fair value	Carrying value	Fair value
Investments in associates (refer to note 17)	326	326	9,357	9,357
Investments in securities and other financial assets (refer to note 18)	2,234,000	2,234,000	397,317	397,317
Advances to suppliers and other receivables (refer to note 20)	25,409	25,409	12,315	12,315
Other assets (refer to note 21)	88,674	88,674	58,224	58,224
Cash and cash equivalents (refer to note 22)	28,408	28,408	13,015	13,015
Obligations under finance lease (refer to note 27)	6,869	6,869	4,828	4,828
Contingent consideration for acquisition of subsidiaries	140,000	140,000	–	–
Other long-term liabilities (refer to note 28)	1,246	1,246	5,273	5,273
Short-term borrowings (refer to note 29)	23,243	23,243	35,112	35,112
Trade accounts and other payables (refer to note 30)	49,643	49,643	35,864	35,864
Taxes payable (refer to note 31)	23,173	23,173	14,512	14,512

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation.

Advances to suppliers and other receivables, other current assets, cash and cash equivalents and trade and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on borrowings are market related. Consequently the carrying values of these financial instruments approximate their fair values.

The fair value of lease obligations is estimated by discounting the future contractual cash flows using the market interest rates available to the Group for other borrowings.

Long-term taxes payable have been discounted using the discount rate applicable for borrowings.

The fair values of financial instruments are estimates and do not necessarily reflect the cash amount had these instruments been liquidated at the date of valuation.

(US dollars thousand)

39. CHANGES IN ACCOUNTING POLICY

Subsequent to issuing of the Group's consolidated annual financial statements for the year ended 31 December 2004, management made the decision to change accounting policy for research and exploration expenditure of the Group. The reason for the change in the Group's accounting policy is to make it consistent with the substance and the way the Group manages its research, exploration and evaluation activities. The Group considers that the change results in the financial statements providing reliable and more relevant information about the effects of research, exploration and evaluation activities on the Group's financial position, financial performance and cash flows.

In accordance with the new Group's accounting policy certain research and exploration expenditure previously recognised in the Group's income statement was capitalised. Consolidated financial statements for the year ended 31 December 2004 were adjusted to include the effect of changes in accounting policy.

Profit attributable to shareholder of the parent company for the year ended 31 December 2004 – as previously reported	**8,059**
Property, plant and equipment	
Adjustment to carrying value of exploration assets (refer to note 15)	9,757
Deferred taxation	
Additional deferred tax liabilities attributable to property, plant and equipment (refer to note 25)	(2,342)
Minority interest	
Adjustment to profit attributable to minority shareholders	(424)
Profit attributable to shareholder of the parent company for the year ended 31 December 2004 – as restated	**15,050**
Increase of earnings per share for the year ended 31 December 2004 as a result of change in accounting policy	
– Basic	51
– Diluted	28

40. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Spin-off of Polus Group

In accordance with the decision to spin-off CJSC "Gold Mining Company Polus" approved by the shareholders of MMC Norilsk Nickel, on 17 March 2006 a new company OJSC "Polyus Gold" was incorporated in the Russian Federation. Shareholder contributed into the new company 100.0% of CJSC "Gold Mining Company Polus" shares and cash in the amount of USD 360,197 thousand.

Sale of investment in Gold Fields Ltd.

In March 2006 the Group sold its whole stake of 98,467,758 ordinary shares in Gold Fields Ltd. at a price of USD 20.50 per share. Net proceeds from the sale amounted to USD 1,926,852 thousand.

(US dollars thousand)

41. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

		Shares held		Effective % held	
Subsidiaries	Nature of business	2005	2004	2005	2004
OJSC "Lenzoloto"	Market agent	931,035	847,535	68.2	57.0
LLC "Lenskaya Zolotorudnaya Company"	Market agent	–	–	100.0	100.0
OJSC "Matrosov Mine"	Mining (development stage)	232,747	43,929	88.4	57.1
"Jenington International Inc."	Market agent	1,000,000	–	100.0	–
CJSC "Tonoda"	Mining (development stage)	9,100	9,100	100.0[1]	100.0[1]
OJSC "Pervenets"	Mining	100	–	100.0[1]	–
CJSC "Lensib"	Mining	610	610	41.6[1]	34.8[1]
CJSC "Svetliy"	Mining	840	840	57.3[1]	47.9[1]
CJSC "Marakan"	Mining	840	840	57.3[1]	47.9[1]
CJSC "Nadezhdinskoe"	Mining	840	840	57.3[1]	47.9[1]
CJSC "Dalnaya Taiga"	Mining	820	820	55.9[1]	46.7[1]
CJSC "Sevzoto"	Mining	650	650	44.3[1]	37.0[1]
CJSC "Charazoto"	Mining	640	640	43.6[1]	36.5[1]
CJSC "Nedra Bodaybo"	Mining	–	1,071	–	29.1[1]
CJSC "GRK Sukhoy Log"	Mining	100	100	100.0[1]	57.0[1]
CJSC "Vitimenergo"	Electricity production	355,679	355,679	100.0[1]	57.0[1]
LLC "Lengeo"	Geological research	–	–	100.0[1]	57.0[1]
LLC "Vitimservice"	Procurement services	–	–	100.0[1]	57.0[1]
LLC "Lenrem"	Repair services	–	–	68.2[1]	57.0[1]
LLC "LZDT"	Transportation	–	–	100.0[1]	57.0[1]
OJSC "Aldanzoloto GRK"	Mining	88,021,708,092	–	99.2	–
OJSC "Uzhno-Verkhoyanskaya GK"	Mining (development stage)	250,000	–	50.0	–
OJSC "Yakutskaya GK"	Mining (development stage)	735,000	–	100.0	–
OJSC "Sibzolotorazvedka"	Geological research	1,500	–	100.0	–

1 Effective % held through other Group subsidiaries


Ni
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Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on 13:00, 29 June 2006 (Moscow time) in Moscow at 49 Leningradsky prospect. Registration of the participants of the *Annual General Meeting of Shareholders of MMC Norilsk* Nickel will start at 9:00, 29 June 2006 (Moscow time).

Register holder of the Company is CJSC National Registration Company

CJSC National Registration Company operates under FCSM License No. 10-000-1-00252 dated 6 September 2002, effective indefinitely.

Central office

Address: 6 Veresaeva St., Moscow, 121357
Telephone: +7 (495) 440-6345,
440-79-18/20/29, 440-79-30/37
Fax: +7 (495) 440-6355
E-mail: info@nrcreg.ru
Helpdesk operating hours: Monday – Friday
from 10:00 to 16:30 (without breaks).

Taimyr Peninsula

Address: 16 Leninsky Prospect, Norilsk, 663301
Telephone: +7 (3919) 42-2151
Telephone/Fax: +7 (3919) 42-6163
Helpdesk operating hours: Monday – Friday from 10:00 to 16:00 (lunch break from 13:00 to 14:00).

Contacts

Dmitry A. Usanov
Head of Investor Relations Department
Address: 22 Voznesensky Per., Moscow, 125993
Tel.: +7 (495) 786-8320
Fax: +7 (495) 797-8613
E-mail: usanovda@nornik.ru

Address	Telephone	E-mail	MMC Norilsk Nickel representative
16 Leninsky Prospect, Norilsk, Krasnoyarsk Krai, 663301	+7 (3919) 46-28-64	nornrc.zaonrc@norcom.ru info@nrcreg.ru	Natalia V. Plotnikova
45-a Metallurgov Prospect, Monchegorsk, Murmansk region, 184500	+7 (81536) 7-28-01 +7 (81536) 7-23-13	ergardt@monb.com *info@nrcreg.ru*	Tatyana I. Filipova
1-a Lenina St., Zapolyarny, Murmansk Oblast, 184415	+7 (81554) 7-89-01	filial_zapolar@monb.com	Irina Yu. Kostareva
15 Bograda St., Krasnoyarsk, 660049	+7 (3912) 59-18-09	nornic@nornik.krsn.ru	Vladimir A. Mikhailov

The Internet site of MMC Norilsk Nickel is **www.nornik.ru.**

Appendix 1

Report on compliance with the Corporate Governance Code of the Federal Commission for the Securities Market[1]

N	Provision of the Code of Corporate Governance	Complied/ Not complied[2]	Notes
	General Meeting of Shareholders		
1.	Not less than 30 days prior notice of the General Meeting given to shareholders regardless of the issues on the agenda unless legislation provides for a longer notice.	Complied	According to Clause 7 of the Regulation on the General Meeting, "Notice of the meeting shall be given to shareholders in the manner and in time determined by the Federal law and the Company's Charter". According to the Charter, Clause 5.4, Para. 1, "Notice of the General Meeting shall be published in Izvestia newspaper, in Rossiyskaya Gazeta newspaper and in Taimyr newspaper not later than 30 days prior to the General Meeting. If a General Meeting is held by vote in absentia, notice of the Meeting shall be given in the above publications at least 30 days prior to the deadline for the collection of ballots".
2.	Access of the shareholders to the list of persons entitled to attend the General Meeting, starting from the date of announcement of the General Meeting until the closing of the General Meeting held in person, and in the case of a General Meeting held by correspondence – until the deadline for the collection of voting ballots.	Complied	In accordance with Article 51 of the Federal Law On Joint Stock Companies, Clause 12 of the Regulation on the General Meeting stipulates that the "access to the list of persons authorized to participate in the Meeting shall be made available by the Company at the request of persons included in such list and having at least 1 percent of votes".
3.	Access of the shareholders to information (materials) to be provided during the preparation for the General Meeting through electronic media, including the Internet.	Complied	The shareholders have access to such materials 20 days before the date of the General Meeting at shareholder assistance offices – CJSC NRC, and at the Company (including through electronic media and the web).
4.	Possibility for a shareholder to put an issue on the agenda of the General Meeting or require a General Meeting to be called without presenting an extract from the shareholder register where title to shares is recorded in the shareholder register system and by presenting only a statement from the depot account where title to shares is recorded in a depot account.	Complied	When collecting proposals for the agenda of the General Meeting, including those regarding the candidates to the Board of Directors, the Company requests confirmation from the shareholder register on its own.

5. The Charter or internal By-laws of the company contain a requirement on obligatory presence of the General Director, members of the Management Board, members of the Board of Directors, members of the audit commission and the external auditor of the company at the General Meeting.	Not complied	Such persons are usually present at the General Meetings held by the Company; however, the Charter and By-laws have no provisions stipulating their responsibility to be present at the General Meetings.
6. Obligatory presence of the nominees for the positions of members of the Board of Directors, the General Director, members of the Management Board, members of the audit commission and external auditor during consideration by the General Meeting of their election and appointment.	Complied	According to Article 29 of the Company's Regulation on the General Meeting, "if the agenda of the Meeting includes election of the directors and/or approval of the auditor, the persons included in the list of nominees for director voting and/or authorized representatives of the auditors (auditor) proposed for approval by the Meeting should be necessarily invited to the Meeting". According to Clause 6.3.3.9 of the Charter, formation and termination of authorities of the executive bodies of the Company are included in the competence of the Board of Directors.
7. By-laws of the company establish a registration procedure for the participants in the General Meeting.	Complied	According to Clause 19 of the Company's Regulation on the General Meeting, "the Registrar of the Company exercising the functions of the Counting Commission verifies the authorities and registers persons participating in the Meeting..." and the time of the start of the registration is determined by the Board of Directors (Regulation on the General Meeting, Clause 4).
Board of Directors		
8. The company's charter provides for the authority of the Board of Directors to approve annual financial and operating plans.	Complied	Charter of the Company, Clause 6.3.3.1.
9. The company has a risk management procedure approved by the Board of Directors.	Complied	According to Clause 6.3.3.34 of the Charter, the competence of the Board of Directors includes "Identification of main risks related to Company operations and implementation of measures and procedures to control such risks". The Company has a Financial Risk Management Policy in place, which was approved by the Board of Directors (Protocol No. GMK/15-pr-sd of 1 June 2004).
10. The company's charter provides for the right of the Board of Directors to take a decision on suspending the authorities of the General Director appointed by the General Meeting.	Complied	Charter of the Company, Clause 6.3.3.9.

11. The company's charter provides for the right of the Board of Directors to establish requirements to the qualifications and the level of compensation of the General Director, members of the Management Board and managers of the key structural divisions of the company.	Complied	Charter of the Company, Clauses 6.3.3.9, 6.3.3.30, 6.3.3.31. The Board of Directors has such authorities in respect of the General Director, members of the Management Board, staff of the Internal audit service and the Corporate Secretary.
12. The company's charter provides for the right of the Board of Directors to approve the terms of the contracts with the General Director and members of the Management Board.	Complied	Charter, Clause 6.3.3.9.
13. The Charter and By-laws of the company contain a requirement that votes of the members of the Board of Directors who act as the General Director and members of the Management Board should not be taken into account when the terms of the contracts with the General Director (managing entity, manager) and members of the Management Board are approved.	Complied	Charter, Clause 6.2.5.
14. The Board of Directors includes at least 3 independent directors meeting the requirements of the Code of Corporate Conduct.	Complied	The Board includes 4 independent directors.
15. There are no persons on the Board of Directors recognized guilty of committing offences in the sphere of economic activity; against the government, against the interests of the federal, regional and local government service; or that have been subjected to administrative penalties for offences in the sphere of entrepreneurial activities or in the sphere of finance, taxes and levies and the securities market.	Complied	According to Clause 5.3 of the Charter, proposals made by shareholders regarding candidates to the Board of Directors should include, among other, the following information on such candidates: • prior convictions for crimes in the economic sphere and crimes against the government.
16. There are no persons on the Board of Directors who serve as members, the General Director (manager), members of the management body or employees of any competitor of the company.	Complied	Regulation on the Board of Directors, Clause 1.5.
17. The company's charter contains a requirement that the Board of Directors be elected by cumulative vote.	Complied	According to Clause 6.1.2 of the Charter, "members of the Board of Directors shall be elected by the Annual Meeting in the manner contemplated by the Federal Law". In accordance with Par. Clause 4 of Article 66 of the Law On Joint Stock Companies members of the Board of Directors are elected by cumulative vote.

18. By-laws of the company include the obligation of the members of the Board of Directors to refrain from any actions that will or may potentially lead to a conflict of interests with the company, and in the case of such conflict, their obligation to disclose information on such conflict to the Board of Directors.	Complied	Regulation on the Board of Directors, Clause 4.1.
19. By-laws of the company provide for the obligation of the members of the Board of Directors to notify the Board of Directors in writing of their intention to perform any transactions and disclose information on any transactions performed with securities of the company or subsidiaries (associates) of the company.	Complied	Regulation on the Board of Directors, Clause 4.1.
20. By-laws of the company contain a requirement that a meeting of the Board of Directors should be held at least once in six weeks.	Complied	Charter, Clause 6.2.2. Regulation on the Board of Directors, Clause 3.1.
21. Meetings of the Board of Directors of the company were held at least once in six weeks in the year for which the annual report is presented.	Complied	In 2005, the Board held 28 meetings, including voting by ballot at least once in every six weeks.
22. By-laws of the company establish a procedure for the conducting of the meetings of the Board of Directors.	Complied	Regulation on the Board of Directors, section 3 Meetings of the Board of Directors of the Company.
23. By-laws of the company include a provision on the need to have approval of the Board of Directors for the company's transactions amounting to 10 and more percent of the company's assets value other than transactions performed in the ordinary course of business.	Complied	According to Clause 6.3.3.33. of the Charter, the Board of Directors decides on any transactions for an amount of 2 (two) and more percent of the carrying value of the Company's assets.
24. By-laws of the company provide for the right of the members of the Board of Directors to receive information necessary for the performance of their functions from the executive bodies and managers of the key structural divisions and liability of the latter for non-provision of such information.	Complied	Regulation on the Board of Directors, Clause 1.6. Meantime, By-laws of the Company have no provisions establishing liability for failure to provide such information.
25. There is a strategic planning committee of the Board of Directors or functions of such committee are assigned to some other committee (other than the Audit Committee or the personnel and compensation committee).	Not complied	According to the Company's Charter, the competence of the Board of Directors includes "identification of priorities in the operations of the Company, the vision and strategy for the development of the Company and approaches to their implementation". The Charter (Clause 6.3.3.38) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors.

26. There is a committee (Audit Committee) of the Board of Directors that recommends an external auditor to the Board of Directors and communicates with the external auditor and the internal audit commission of the company.	Complied	The Charter (Clause 6.3.3.38) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees including members of the Board of Directors. On 8 October 2004, the Board of Directors approved the Regulation on the Audit Committee of the Board of Directors of MMC Norilsk Nickel. On 30 June 2005, the Board of Directors elected the following persons to the Committee: • independent member of the Board of Directors Guy de Selliers (Chairman); • non-executive member of the Board of Directors A.E. Bugrov; • independent member of the Board of Directors K.L. Ugolnikov. In accordance with Clause 2.3 of the Regulation on the Audit Committee of the Board of Directors, the following matters (along with other powers) fall within the Committee's competence: • preparation of recommendations for selection of an independent auditor for the Board of Directors; • interaction with the Company's Auditing Commission.
27. The Audit Committee includes only independent and non-executive directors.	Complied	In accordance with Clause 3.2 of the Regulation on the Audit Committee of the Board of Directors, "the Audit Committee may include only independent (meeting independence criteria set out in Clause 6.2.8 of the Company's Charter) and non-executive (those who are not the sole executive body of the Company and/or members of the collective executive body of the Company) members of the Board of Directors".
28. The Audit Committee is chaired by an independent director.	Complied	In accordance with Clause 3.4 of the Regulation on the Audit Committee of the Board of Directors, "the Audit Committee may be chaired only by an independent member of the Board of Directors". On 30 June 2005, the Board of Directors elected Mr. Guy de Selliers, an independent director, the Chairman of the Audit Committee of the Board of Directors.

29. By-laws of the joint stock company provide for the access of all the members of the Audit Committee to any documents and information of the company subject to non-disclosure of confidential information.	Complied	Regulation on the Board of Directors (Clauses 1.6 and 1.5) provide for the right of all directors to "obtain any information relating to the activities of the Company from any divisions and functions of the Company" and the responsibility of the directors "not to disclose confidential information that became known to them about the activities of the Company and not to disclose insider information". Regulation on the Audit Committee of the Board of Directors (Clause 6.2) provides for the right of members of the Committee "to request information and documents pertaining to matters within the competence of the Committee from the Board of Directors, the Management Board, the General Director, the Revision commission and auditor of the Company".
30. There is a committee (nomination and compensation committee) of the Board of Directors that is responsible for the determination of the criteria for the selection of candidates to the Board of Directors and development of the company's compensation policies.	Not complied	The Charter (Clause 6.3.3.38) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors including members of the Board of Directors. The Company does not have a Nomination and Compensation Committee of the Board of Directors.
31. The personnel and compensation committee is headed by an independent director.	Not applicable	The Company does not have a Nomination and Compensation Committee of the Board of Directors. Meantime, in accordance with Clause 1.8 of the Regulation on the Board of Directors, "... Committees of the Board of Directors shall be chaired by members of the Board of Directors that are not members of the executive bodies of the Company and they shall include independent directors".
32. There are no executives of the company on the personnel and compensation committee	Not applicable	The Company does not have a Nomination and Compensation Committee of the Board of Directors.
33. There is a risk committee of the Board of Directors or functions of such committee are assigned to some other body (other than the Audit Committee or the personnel and compensation committee).	Not complied	The Charter (Clause 6.3.3.38) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors including members of the Board of Directors. The Company does not have a risk committee of the Board of Directors.

34. There is a committee for the settlement of corporate conflicts of the Board of Directors or functions of such committee are assigned to some other body (other than the Audit Committee or the personnel and compensation committee).	Not complied	The Charter (Clause 6.3.3.38) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors including members of the Board of Directors. The Company does not have a committee of the Board of Directors for the settlement of corporate conflicts.
35. There are no executives of the company on the committee for the settlement of corporate conflicts.	Not applicable	The Company does not have a committee of the Board of Directors for the settlement of corporate conflicts.
36. The committee for the settlement of corporate conflicts is headed by an independent director.	Not applicable	The Company does not have a committee of the Board of Directors for the settlement of corporate conflicts. Meantime, in accordance with Clause 1.8 of the Regulation on the Board of Directors, "... Committees of the Board of Directors shall be chaired by members of the Board of Directors that are not members of the executive bodies of the Company and they shall include independent directors".
37. The company has internal By-laws approved by the Board of Directors providing for the procedure of formation and operation of the committees of the Board of Directors.	Complied	The Audit Committee formation and operation procedures are set out in the Regulation on the Audit Committee of the Board of Directors approved by the Board of Directors (Protocol No. GMK/32-pr-sd of 8 October 2004).
38. The company's charter provides for a procedure to determine the quorum of the board that would ensure obligatory participation of independent directors at the board meetings.	Complied	Charter, Clause 6.2.8.
Executive bodies		
39. The company has a collective executive body (Management Board).	Complied	Charter of the Company, section 7 Executive Bodies of the Company.
40. The Charter or By-laws of the company contain provisions on the need to have approval of the Management Board for real estate transactions and loans received by the company unless such transactions are major deals or are performed in the ordinary course of business.	Complied	Charter, clauses 7.8.3., 7.8.6, 6.3.3.33.

41. The By-laws of the company establish procedures for the approval of transactions which are outside the scope of the company's financial and operational plan.	Not complied	Virtually all operations outside the scope of the Company's financial and operational plan are considered by the Company's Board of Directors. In accordance with clause 6.3.3.33 of the Company's charter, the competence of the Company's Board of Directors includes decisions on transactions in the amount of 2% (two) or more of the book value of the Company's assets according to the accounting data at the latest reporting date.
42. There are no persons in the executive bodies who serve as members, the General Director (manager), members of the management body or employees of any competitor of the company.	Complied	The recommendation is complied; however, the Charter and By-laws of the Company contain no provisions that would require compliance with the limitations established by the recommendations from the members of the Company's executive bodies.
43. There are no persons in the management bodies recognized guilty of committing offences in the sphere of economic activity; against the government, against interests of the federal, regional and local government service; or that have been subject to administrative penalties for offences in the sphere of entrepreneurial activities or in the sphere of finance, taxes and levies and the securities market. If the functions of the sole executive body are performed by a managing entity or a manager – whether the General Director and members of the Management Board of the managing entity or manager meet the requirements established for the General Director and members of the Management Board of the company.	Complied	The recommendation is complied; however, the Charter and By-laws of the Company contain no provisions that would require compliance with the limitations established by the recommendations from the members of the Company's executive bodies.
44. The Charter or By-laws of the company contain a prohibition for the managing entity (manager) to perform similar functions for a competitor or have any other property relations with the company other than the provision of management services.	Not applicable	The functions of the sole executive body of the Company have not been transferred to a managing organization (manager).
45. The By-laws of the company include the obligation of the members of the executive bodies to refrain from any actions that will or may potentially lead to a conflict of interests with the company and in the case of such conflict – their obligation to inform the Board of Directors on such conflict.	Not complied	The By-laws of the Company do not provide for such obligation. Meantime, according to the Charter (Clause 7.9) "the General Director and members of the Managing Board, in exercising their rights and responsibilities, shall act in the interests of the Company, and exercise their rights and responsibilities in respect of the Company faithfully and reasonably..."
46. The Charter or By-laws of the company contain criteria for the selection of the managing entity (manager).	Not applicable	The functions of the sole executive body of the Company have not been transferred to a managing organization (manager).
47. Executive bodies provide monthly reports on their activities to the Board of Directors.	Not complied	Reports on the Company's operations are provided to the Board of Directors on a quarterly basis.

48. The contracts made by the company with the General Director (managing entity, manager) and members of the Management Board stipulate liability for violation of the provisions on the use of confidential and insider information.	Complied	In accordance with Clause 9.5 of the Charter, "members of executive bodies of the Company shall be liable for disclosure of confidential and insider information in accordance with the current legislation of the Russian Federation". In accordance with Clause 7.9 of the Charter, the General Director and members of the Management Board "shall be liable to the Company for losses incurred by the Company as a result of their wrongful acts (omissions) in accordance with the laws of the Russian Federation". In accordance with Clause 6.1 of the Regulation on Insider Information, for unlawful disclosure and use of insider information of the Company, the General Director and members of the Management Board "shall be held liable in accordance with the current legislation, by-laws of the Company and the terms of agreements concluded with the Company".
Secretary of the company		
49. There is a special official in the company (company secretary) whose function is to ensure that the company's bodies and officials comply with procedural requirements guaranteeing the exercise of the legal rights and interests of the company's shareholders.	Complied	Charter, Clause 6.5. On 11 August 2005, the Board of Directors approved the resignation of Mikhail Sosnovsky, the Secretary of MMC Norilsk Nickel, and appointed Pavel Sukholinsky to the position.
50. The Charter or By-laws of the company prescribe a procedure for the appointment (election) of the company secretary and responsibilities of the company secretary.	Complied	Charter, Clauses 6.3.3.31, 6.3.3.33, 6.4., 6.5.
51. The company's charter contains requirements to the candidate for the position of the company secretary.	Not complied	These qualifications are not defined in the Charter.
Major corporate actions		
52. The Charter or By-laws of the company contain a requirement on approval of any major deal before it is concluded	Complied	Charter, Clause 6.6.
53. Obligatory engagement of an independent appraiser to determine the market value of any property that is subject to a major transaction.	Complied	Charter, Clause 6.7.

54. In the event of acquisition of any large stakes in the company (takeover), the company's charter prohibits to take any actions aimed at the protection of interests of the executive bodies (members of such bodies) and members of the Board of Directors and also such actions that make the position of shareholders worse than their current position (in particular, prohibition of a decision by the Board of Directors to issue additional shares, securities convertible into shares or securities granting right to acquire shares in the company before the end of the expected time of the acquisition of shares, even if the right to take such decision is granted by the Charter).	Not complied	These qualifications are not defined in the Charter.
55. The company's charter contains a requirement on obligatory engagement of an independent appraiser to determine the current market value of shares and potential changes in their market value as a result of takeover.	Not complied	Company's shares traded on the leading Russian stock exchanges: NP RTS, OJSC RTS, CJSC SE MICEX and in the form of ADRs over-the-counter on the international stock exchanges and, therefore, have current market value.
56. The company's charter contains no exemption of the acquirer from the obligation to offer buyout of the company's ordinary shares (other securities convertible into ordinary shares) to the shareholders upon takeover.	Complied	On 24 June 2004, the Annual General Meeting of Shareholders made the decision to exclude the provision from the Company's Charter (Para. 2 of Clause 4.3) exempting the acquirer (of 30% or more of the Company's shares) to offer buyout of the Company's shares to other shareholders.
57. The Charter or By-laws of the company contain a requirement on obligatory engagement of an independent appraiser to determine the proportion for the conversion of shares on reorganization.	Not complied	This requirement is not defined in the Charter or By-laws of the company.
Disclosures		
58. There is an internal document approved by the Board of Directors determining policies and procedures used by the company for the disclosure of information (Regulation on Information Policies).	Not complied	No such regulation has been approved by the Company's Board of Directors.
59. By-laws of the company contain a requirement to disclose purposes of placement of shares, persons that intend to acquire shares placed, including large stakes, and participation of officials of the company in the acquisition of the shares placed.	Not complied	This requirement is not defined in the By-laws of the Company.

60. By-laws of the company contain a list of information, documents and materials that should be provided to shareholders for the decision on the issues put for the consideration of the General Meeting.	Complied	Charter, Clause 5.7; Regulation on the General Meeting, Clause 9.
61. The company has a web site and regularly discloses information about the company on the web site.	Complied	Charter, Clause 5.4.
62. By-laws of the company contain a requirement to disclose information on the deals of the company with persons that are senior executives of the company in accordance with the Charter and deals of the company with entities where senior executives of the company directly or indirectly hold 20 or more percent of the share capital or on which such persons may otherwise exercise significant influence.	Not complied	This requirement is not defined in the By-laws of the Company. In accordance with the requirements of Clause 8.6.1 (e) of the Regulation on Information Disclosure by Issuers of Emission Securities approved by Order of the FSFM No. 05-5/pz-n of 16 March 2005, the Company discloses information on a deal with interested parties which must be approved by the authorized management body of the Company in accordance with the legislation of the Russian Federation if the price of the deal is equal to or exceeds 5% of the carrying value of assets of the Company as per its financial statements for the last reporting date before the deal is approved by an authorized management body of the Company.
63. By-laws of the company contain a requirement to disclose information on all transactions that may affect the market value of the company's shares.	Not complied	This requirement is not contained in the By-laws of the Company. In accordance with the requirements of the Regulation on Information Disclosure by Issuers of Emission Securities (Clause 1.14, Clause 6.1) approved by Order of the FSFM No. 05-5/pz-n of 16 March 2005, the Company discloses information that may affect the market value of the Company's shares and information in the form of material events reports. Besides, the Company discloses, on a regular basis, information on all significant transactions through dissemination of press-releases and posting information on the corporate web-site.
64. There is an internal document approved by the Board of Directors on the use of significant information on the activity, shares and other securities of the company and transactions with such shares and other securities, which is not publicly available and the disclosure of which may have material impact on the market value of shares and other securities of the company.	Complied	The Regulation on Insider Information approved by the Board of Directors on 30 December 2004, is in effect in the Company.

Control of financial and economic operations of the company		
65. There are internal control procedures over the financial and operational activities of the company approved by the Board of Directors.	Not complied	In accordance with the Company's Charter (Clause 6.3.3.26), the competence of the Board of Directors includes approval of internal control systems and procedures and management information system; however, no internal document that would stipulate specific internal control procedures has been approved by the Board of Directors.
66. There is a special division in the company ensuring compliance with the internal control procedures (internal control service).	Not complied	The current version of the Charter (Clause 6.3.3.27, 6.3.3.28, 6.3.3.29) provides for the creation of an internal control service at the Company, and includes approval of the requirements to the candidates for officers of the service, as well as decision making regarding hiring of the head of such service in the competence of the Board of Directors. The Company has a division ensuring compliance with the internal control procedures, the Internal Control Department, which does not fully comply with the requirements for the internal control service.
67. By-laws of the company contain a requirement that the structure and members of the internal control service should be determined by the Board of Directors.	Complied	Charter, Clauses 6.3.3.27, 6.3.3.28, 6.3.3.29.
68. There are no persons in the internal control service recognized guilty of committing offences in the sphere of economic activity, against the government, against interests of the federal, regional and local government service or that have been subject to administrative penalties for offences in the sphere of entrepreneurial activities or in the sphere of finance, taxes and levies and the securities market.	Not applicable	The Company has a division ensuring compliance with the internal control procedures, the Internal Control Department, whose staff meets the specified requirements. Meanwhile, the Department itself does not fully comply with the requirements for the internal control service.
69. There are no persons in the internal control service who serve as members of the executive bodies of the company, as well as members, the General Director (manager), members of the management bodies or employees of any competitor of the company.	Not applicable	The Company has a division ensuring compliance with the internal control procedures, the Internal Control Department, whose staff meets the specified requirements. Meanwhile, the Department itself does not fully comply with the requirements for the internal control service.

70. By-laws of the company establish dates for the submission of documents and materials to the internal control service for the assessment of financial and operational transactions performed and liability of officials and employees of the company for failure to provide them in time.	Not complied	This requirement is not defined in the By-laws of the Company.
71. By-laws of the company provide for the obligation of the internal control service to communicate any violations detected to the Audit Committee and where there is no such committee to the Board of Directors.	Not complied	At the date of approval of this annual report, this requirement is not defined in the By-laws of the Company. Meanwhile, the Company is developing the regulations on internal control over financial and operating activities (to be approved by the Company's Board of Directors) in accordance with which the Internal Control Department "shall inform the Audit Committee of the Board of Directors and the Company's Sole Executive Body of the identified breaches of internal control procedures."
72. The company's charter contains a requirement on preliminary assessment of the practicality of transactions not envisaged in the company's financial and operational plan (unusual transactions) by the internal control service.	Not complied	The Company's Charter contains no such requirement.
73. By-laws of the company establish a procedure for the agreement of any unusual transactions with the Board of Directors	Not complied	Actually, all unusual transactions are considered by the Company's Board of Directors.
74. There is an internal document determining the procedure of audits of the financial and operating activities by the internal audit commission approved by the Board of Directors.	Complied	Regulation on the Revision commission, section 5 Procedure of Audits (Inspections)
75. The Audit Committee performs an assessment of the auditor's report before it is presented to the shareholders in the General Meeting.	Complied	Clause 2.3.1 (e) of the Regulation of the Audit Committee of the Board of Directors provides that it is within the competence of the Audit Committee to "review financial statements and results of audits, discuss them with external auditors and management of the Company before they are presented to the Board of Directors of the Company". In accordance with Clause 5.7 of the Charter, "the review of the Auditor's Report prepared by the Audit Committee" constitutes "information (materials) to be made available to persons eligible to participate in a Meeting in the course of preparation for the Meeting".

Dividends

76. There is an internal document approved by the Board of Directors used as guidance by the Board of Directors in developing recommendations on the size of dividends (Regulation on Dividend Polices).	Complied	Protocol of the Board of Directors No. GMK/18-pr-sd dated 4 June 2002.
77. The Regulation on Dividend Policies contains a procedure for the determination of the minimum share of the net profit of the company used for the payment of dividends and conditions under which dividends are not paid or are not paid in full on preferred shares for which the size of dividends is determined in the company's charter.	Complied	Protocol of the Board of Directors meeting No. GMK/18-pr-sd dated 4 June 2002. Recommendations regarding terms of dividend payment on preferred stock are not applicable to the Company due to absence of this class of shares.
78. Publication of information on dividend policies of the company and any amendments thereto in a periodical stipulated in the company's charter for publication of announcements on General Meetings and on the web site of the company.	Complied	Information on Dividend Policy (when approved by the Board of Directors) was placed on the Company's web site in its annual reports and distributed in the form of a press release whereas no such information was placed in periodic publications as envisaged by the Company's Charter.

Notes:

(1) This report on compliance with the Code of Corporate Conduct was prepared in accordance with the Methodological Recommendations approved by the Directive of the FCSM of Russia No. 03-849/r dated 30 April 2003.

(2) For the purposes of this Report, "complied"/"not complied" answers in respect of a specific provision of the Corporate Governance Code should be interpreted as compliance/non-compliance by the Company with the principal (material) part of the provision in accordance with the Company's Charter or by-laws effective at the time of preparation of this compliance report and/or based on the existing corporate governance practices at the Company. For the purposes of this compliance report, "not applicable" in respect of a specific provision of the Corporate Governance Code should be interpreted as the non-applicability of the Code's provision to the Company, since the Code's provision refers to an institution/a procedure which does not exist within the Company.

Appendix 2

Interested party transactions of MMC Norilsk Nickel approved by the Board of Directors in 2005

Date of transaction	Description of transaction
Transactions with OJSC AKB Rosbank	
24.01.2005	Deposit of USD 100 million for a period from 24.01.2005 to 25.04.2005 Deposit of USD 100 million for a period from 25.01.2005 to 26.04.2005
05.02.2005	Loan of USD 100 million.
10.03.2005	Deposit of USD 55 million for a period from 22.03.2005 to 21.06.2005 Additional agreement No. 1 to the mutual settlements procedure No. 414 dated 01.04.2001
20.04.2005	Provision of broker services Provision of depositary services Additional agreement to the Procedure of mutual settlements for depositary services No. 414 dated 01.04.2001
22.04.2005	Deposit of USD 100 million for a period from 25.04.2005 to 25.07.2005 Deposit of USD 100 million for a period from 26.04.2005 to 26.07.2005
14.06.2005	Acquisition of property (refined platinum bullion)
16.06.2005	Deposit of USD 55 million for a period from 21.06.2005 to 20.09.2005
25.07.2005	Deposit of USD 100 million for a period from 25.07.2005 to 24.10.2005 Deposit of USD 100 million for a period from 26.07.2005 to 25.10.2005
13.09.2005	Transfer of property (750,000 gram of refined platinum bullion)
21.10.2005	Deposit of USD 100 million for a period from 24.10.2005 to 23.01.2006 Deposit of USD 100 million for a period from 25.10.2005 to 24.01.2006 Transfer of property (1,500,000 gram of refined silver bullion)
Other transactions	
15.04.2005	Conclusion of an agreement with OJSC RAO UES of Russia on establishing OJSC Norilsk Taimyr Energy Company
16.06.2005	Sublease of non-residential buildings to OJSC RAO Norilsk Nickel for a period from 01.01.2005 to 30.12.2005
22.11.2005	Loan to OJSC Yenisey River Shipping Company Signing of Additional Agreement to Protocol No. NN/970-2005/3-93 dated 22.06.2005 with OJSC Yenisey River Shipping Company Signing of Additional Agreement to Protocol No. NN/968-2005/3-95 dated 22.06.2005 with OJSC Yenisey River Shipping Company Signing of Additional Agreement to Protocol No. NN/969-2005/3-94 dated 22.06.2005 with OJSC Yenisey River Shipping Company
16.12.2005	Signing of compensation and expense reimbursement agreements with independent director Guy de Selliers Signing of compensation and expense reimbursement agreements with independent director Heinz Schimmelbusch Signing of compensation and expense reimbursement agreements with independent director K.L. Ugolnikov Signing of compensation and expense reimbursement agreements with independent director V.I. Dolgikh

Visual concept, design, layout, pre-press – ARBOR Publishing Group, 2006.



Ni
Pd
Ag
Co
Pt
Cu
Au



SOCIAL REPORT
OJSC MMC NORILSK NICKEL

2005



NORILSK NICKEL

SOCIAL REPORT
OJSC MMC NORILSK NICKEL
2005

Table of Contents

SCOPE OF THE REPORT

Open Joint-Stock Company MMC Norilsk Nickel ("OJSC MMC Norilsk Nickel", "Norilsk Nickel Company" or the "Company") continues its policy of publishing regular social reports. We wish to convey the principles, objectives, results and prospects of the Company's social policy and our activities in other sustainability-related areas to a broad range of stakeholders. This is the Company's second Social Report (the "Social Report" or "Report") prepared on the basis of internationally recognised standards. We issued our first Social Report for 2003-2004 in September 2005 and placed it on our website: http//www.norilsknickel.ru. Social reporting in accordance with international standards is an integral part of the Company's strategic goal to become a global leader in the mining and metals industry.

In preparing the Report, the Company has drawn from international best practice, using the Sustainability Reporting Guidelines (2002) developed by the Global Reporting Initiative (GRI) and adhering to the principles of the International Council on Mining and Metals (ICMM).

Today, OJSC MMC Norilsk Nickel and its subsidiaries (the "Group") make up a multi-industry group with a wide range of enterprises located in various regions of Russia. OJSC MMC Norilsk Nickel also holds assets overseas.

This Social Report contains information on human resources management and social programme implementation primarily pertaining (unless stated otherwise) to the Company's most important unit, the Polar Division[1], where its main production facilities are concentrated, as well as to other major entities of the Group located on the Taimyr Peninsula – OJSC Norilsk-Taimyr Energy Company[2], CJSC Alykel and OJSC Taimyr Air Company.

Production and financial performance indicators contained in the Report are presented under International Financial Reporting Standards (IFRS) and relate to the Group (unless indicated otherwise).

Future reports will have a wider coverage to include other Group companies. The Report primarily covers the Company's social responsibility policies towards our employees and the local community. It also discusses the social aspects of health and safety and some environmental policy issues. In subsequent reports we plan to gradually expand the scope of coverage to include all our efforts to promote sustainable development in our enterprises, the regions where we operate and of society as a whole.

This Social Report covers the Company's activities for 2005.

The accuracy of information in the Report is assured by an independent assurance provider. This was an integral part of the Report's preparation and the Company's auditing process. We engaged PricewaterhouseCoopers, an international organisation with extensive experience and repute in this area, to provide independent assurance. They reviewed social reporting processes and social reporting management systems, including information and data on human resources management and implementation of social programmes.

We trust that this Social Report will serve to continue and broaden our constructive dialogue with the public on the subject of corporate social responsibility. We want to encourage feedback and suggestions on how we can further improve our social policy. The Report's publication will, we believe, enhance confidence in the Company on the part of its employees, shareholders, business partners, local communities, public authorities and the media.

1 Where the word "Company" is used (unless stated otherwise), the relevant figures relate to the Polar Division.

2 In June 2005 OJSC Norilsk-Taimyr Energy Company (OJSC NTEC or NTEK) was incorporated based on Norilskenergo (a branch of OJSC MMC Norilsk Nickel) and OAO Taimyrenergo. Due to the transfer from 1 October 2005 of most of the personnel in Norilskenergo and Taimyrenergo to NTEK, this Report shows consolidated human resources management and social programmes information for January through September 2005 in relation to Norilskenergo and for October through December 2005 in relation to Norilskenergo and OJSC NTEC (without OJSC Taimyrenergo).

Social reporting principles

Accuracy and transparency

The reporting management systems used by the Company over several years help ensure the accuracy of the information contained in this Report. They cover the gathering and consolidation of information, and quality control. Together they provide an efficient framework to perform a comprehensive analysis of operations, which serves as a basis for corrective management decisions.

We trust that the transparency of information in this Report is ensured using a clear structure and by presenting appropriate indicators in an informative, clear and sufficiently detailed form.

Relevance, completeness and materiality

To be relevant, we have chosen a reporting period of one year, as close as possible to the date of publication.

We have tried to be complete and material by focusing on our key units and most relevant activity areas. In future, we will gradually enlarge the scope of reporting, both geographically and in terms of subject matter.

The Report covers the most material results of our activities during the reporting period.

Objectivity and comparability

We have sought to promote objectivity and comparability through our use of international generally accepted standards, principles and approaches.

The Report has been prepared using the Sustainability Reporting Guidelines issued by the GRI. It contains indicators that will enable comparison of our performance with information obtained from other organisations' reports.

Incorporation of stakeholders' opinion

Our stakeholders' opinions of the report and our sustainability-related activities are of fundamental importance to us. The Report contains a feedback form and all comments and suggestions we receive will be taken into consideration for improving management systems, preparing subsequent reports and for decision-making by management.

Verifiability

We believe that independent assurance of our report, which involves collecting evidence that internal reporting systems are efficient and a review of controls over reporting procedures, forms an important part of the reporting process. We also find the external assurance process useful in refining our approach to managing information on human resources and social programme implementation.



Letter from the General Director Chairman of the Management Board

Dear readers,

The Social Report of OJSC MMC Norilsk Nickel for 2005 continues the process we began in 2004 of annual reporting on the Company's activities in the social sphere. As one of the leading mining and metals companies in the world and the biggest company in the sector in Russia, OJSC MMC Norilsk Nickel recognises its responsibility to society. At the core of our development strategy and our everyday business is the belief that consistent observance of social responsibility principles is a prerequisite for sustained and effective development of business. We see our social mission as making goods which the public needs – non-ferrous and precious metals – in the most efficient and environmentally safe way possible. This contributes to social progress and growth, to stable development in our operating locations, to the well-being of local communities and to our employees' standard of living.

MMC Norilsk Nickel joined the Social Charter of Russian Business in 2005 to show its commitment to progressive policies on economic, social and environmental issues for the benefit of Russian society as a whole.

We achieved impressive results in 2005.

The Company continued to grow its production base and reduce costs, and implemented energy and transport safety measures. In the past year we put a lot of work into separating our gold mining assets into an independent company.

We are forming a new management system and structure to accommodate our industry streams which are given wide powers under current corporate standards. The transfer to an industry-based management structure will increase the Company's efficiency, make it more transparent for the outside world and offer employees more independence and opportunities to improve their living standards.

The Company seeks to carry out its production activities in strict compliance with laws on the environment and natural resources. Whenever possible, we prevent or minimise the impact of production on the environment. Our integrated quality and environmental management system was certified in December 2005 as complying with ISO 9001:2000 and 14001:2004.

Through the effective work of our management and workers, and also thanks to a favourable situation on the global markets for metals that we produce, the Company's share capital achieved USD 20 billion for the first time.

Norilsk Nickel's 2005 financial results (IFRS net profit was USD 2,272 million, 2004 growth was 22%) allowed for the Company's significant contribution to growth and development in areas where we operate. Our total tax returns and other payments to budgets on all levels were around RUR 50.7 billion, or 0.7% of all tax collected nationwide. The Company's tax returns form a large part of the budget income for the Krasnoyarsk Region, Norilsk City and the Taimyr (Dolgano-Nenets) Autonomous District: 37%, 68% and 34%, respectively.

The Norilsk Nickel Group employs around 96,000 people. We are the main employer for a large part of the employable workforce in operating locations, many of which are 'single-factory' towns, placing added responsibility on the Company in terms of employment and local development.

As in previous years, in 2005 management-employee relations were based on the principle of social partnership. The Company offers its employees a competitive salary package. Salaries rise with improved work performance. In 2005 the average salary of employees of Group companies covered by this Report was RUR 32,900 per month.

A top priority for the Company is providing for safe working conditions and the health of our employees. We take all possible measures to prevent work accidents and keep the negative impact of production on employees' health to a minimum. In 2005 the number of occupational accidents per thousand employees was down 8% on the previous year.

There is a special focus in the Company on employees' professional development. In 2005 our training and education programmes involved over 40% of all Company staff.

Norilsk Nickel comprehensively and consistently modernizes and restructures production, simultaneously cutting inefficient job positions. By using specially designed human resources solutions, we seek to minimise any detrimental effect on employees' lives.

In March 2005 Norilsk Nickel won the Best Personnel Development prize in the national competition, High Social Efficiency Russian Enterprise, indicating both the State's and the public's acknowledgement of our successful social policies.

I hope that this Social Report will allow all stakeholders and organisations to get a fuller and rounded picture of MMC Norilsk Nickel's activities and of developments and real improvements in our corporate social responsibility policy, which we believe is fundamental to the Company's sustainable development.

General Director
Chairman of the Management Board
Mikhail D. Prokhorov



ABOUT NORILSK NICKEL COMPANY

General information

OJSC MMC Norilsk Nickel (Norilsk Nickel) is one of the world's leading mining and metals companies and the largest producer of palladium and nickel. The Group is also one of the world's leading producers of platinum and copper.

Other metals produced include cobalt, rhodium, silver, iridium, ruthenium and other minor metals. Group company activities range from exploration and production to ore enrichment and metallurgy, as well as sales and distribution of non-ferrous and precious metals.

World's largest producers of precious and non-ferrous metals

(2005 global market share, %)


Palladium
50%
40%
30%
20%
10%
0%
45.3%
19.2%
15.2%
7.1%
6.2%
2.7%
Norilsk Nickel
Anglo Platinum
Impala Platinum
Lonmin PLC
Stillwater Mining
North American Palladium


Platinum
40%
30%
20%
10%
0%
35.0%
27.6%
15.6%
10.7%
3.3%
2.9%
Anglo Platinum
Impala Platinum
Lonmin PLC
Norilsk Nickel
Aquarius Platinum
Northam Platinum

* Not including data on Stillwater Mining Company


Nickel
20%
16%
12%
8%
4%
0%
18.7%
16.9%
8.8%
7.0%
6.2%
5.2%
Norilsk Nickel
Inco
Falconbridge
Jinchuan
BHP Billion
Western Mining


Copper
12%
10%
8%
6%
4%
2%
0%
10.9%
6.2%
6.2%
4.7%
3.8%
3.8%
3.2%
2.7%
2.7%
Codelco
Phelps Dodge
BHP Billion
Rio Tinto
Grupo Mexico
Anglo American
KGHM
Falconbridge
Norilsk Nickel

Norilsk Nickel is the largest mining and metallurgical corporation in Russia (the Group's key performance indicators are set out in Annex 1).

In 2005 the Group contributed 1.0% of Russia's GDP and 1.8% of Russia's industrial output. Its enterprises account for 26.9% of Russian non-ferrous metal output and 2.5% of Russian exports. Domestically, Norilsk Nickel holds close to a 92% market share of nickel, 98% of cobalt and 55% of copper production.

The Group's tax contributions (into anticipated tax revenue of the appropriate budget for 2005) constitute 0.67% of the consolidated federal budget, 37.3% of the Krasnoyarsk Region's budget revenues, 34.3% in Taimyr (Dolgano-Nenetsk) Autonomous District and 68.4% in Norilsk City (see Annex 1).

Norilsk Nickel Group geography


Monchegorsk
Kolskaya MMC
St. Petersburg
Gypronickel
Moscow
Main Office
Norilsk
Polar Division
Krasnoyarsk
Polus
Irkutsk
Lenzoloto
Magadan
Matrosov Mine
Hong Kong
Norilsk Nickel Asia
Montana
Stillwater Mining Company
London
Norilsk Nickel Europe Ltd.
Paris
Norilsk Nickel Europe
Switzerland
Metal Trade Overseas AG – Zug
Pittsburg
Norilsk Nickel USA

The Group's key production facilities in Russia are the Polar Division on the Taimyr Peninsula, and Kola Mining and Metals Company on the Kola Peninsula. The Group acquired 55.4% of Stillwater Mining Company in Montana, U.S.A. in 2003. The Group's Main Office is located in Moscow. The research and design institute, Gypronickel, in St. Petersburg is also part of the Group.

MMC Norilsk Nickel completed reorganisation in March 2006, which involved separating the Polus Group's gold assets (CJSC Polus and its subsidiaries) into a new company, OJSC Polus Gold.

Company History

Copper-nickel deposits were first discovered on the Taimyr Peninsula as early as the 17th century. But it was not until the 1920s that full-scale exploration of these deposits started in earnest. On 23 June 1935 the Soviet government adopted a resolution to construct the Norilsk Plant under the management of the NKVD, the interior security service. Political prisoners were used in the plant's construction; the Norilsk labour camp held almost 1.5 million people until its closure in the 1950s. The prisoners were used to build Norilsk's industrial facilities, to mine ore and lime, to process coke and mine sand and gypsum quarries.

On 10 March 1939, Maly Metals Plant delivered its first copper-nickel matte. Norilsk produced its first electrolytic nickel in 1942, and its first electrolytic copper in 1943. By 1953 it was producing 35% of the USSR's nickel and 90% of platinum metals.

A new era for the plant began in the mid-1950s, when it saw an influx of Soviet Komsomol volunteers from Moscow, Leningrad and Krasnoyarsk, and the Norilsk labour camp was disbanded.

In 1960, the Talnakh copper-nickel sulphide ore deposit was discovered. 1965 marked the discovery of the world's largest copper-nickel deposit, Oktyabr'skoe. The construction of the mine of the same name started four years later, and by 1974 the first-phase facilities of the mine were commissioned. In 1987 Oktyabr'skoe mine reached its design capacity. Currently the mine has eleven vertical shafts, with the total length of its operational adits exceeding 200 kilometres. The mine is worked at 8 adit levels, at depths ranging from 600 to 957 meters, and it employs over 2,400 people. With its state-of-the-art equipment, combined with the outstanding properties of the field, Oktyabr'skoe mine is truly unique.

The key facilities of the Polar Division: Mayak, Taimyrski, Komsomol'ski, and Oktyabr'ski mines, Talnakh recovery plant and Nadezhdinski metallurgic plant, were developed and commissioned between the 1960s and 1980s.

On 4 November 1989 the USSR Council of Ministers adopted a resolution to create the "Norilsk Nickel State Metals Production Group". The group was comprised of the Norilsk plant, Pechenganikel and Severonickel plants, Olenogorsky machine plant, the Krasnoyarsk non-ferrous metals plant and the Hypronickel Research Institute. The companies were consolidated into a single group on the basis of a common technological scheme of sulphide copper-nickel ore production.

On 30 June 1993 Russian President Boris Yeltsin issued an edict which turned Norilsk Nickel State Metals Production Group into Norilsk Nickel Russian Joint Stock Precious and Ferrous Metals Company.

Between 1994 and 1997, RAO Norilsk Nickel was privatised and transformed into an open stock company.

As part of restructuring, in February 2001 the company was renamed OJSC Norilsk Nickel Mining and Metals Company.

The Group's financial highlights for 2005

(see Annex 1):
revenue of USD 7,169 billion,
net profit of about USD 2,272 billion,
assets worth over USD 14 billion.

Group's markets (2005, % of revenue)


8% USA
11% Asia
Europe 73%
8% Russia

The Group's employees by geographical location
(2005, thousand people)


Moscow and other Russian regions 3.2
1.6 North America
0.2 Europe and Asia (not including Russia)
Krasnoyarsk and Irkutsk regions 15.2
Including Polus Group – 10.0
57.3 Taimyr Peninsula
Including
Polar Division MMC Norilsk Nickel – 48.7
OJSC NTEC – 3.2
CJSC Alykel – 1.0
OJSC Taimyr Air Company – 0.5
Kola Peninsula 18.6
Including Kola MMC – 14.2

Total payroll number – 96.2 thousand people.[1]

1 Group payroll not including personnel of Polus Group, as indicated in consolidated financial statements for 2005 is 86.2 thousand people.

OJSC Norilsk Taimyr Energy Company

As OJSC MMC Norilsk Nickel is located in the Far North and isolated from the rest of Russia, it needs its own economical and reliable energy supply to support energy-intensive mining and metals production.

The evolution of electricity utilities in the Norilsk Industrial Zone (NIZ) is inseparably linked to the Company's history. The first power stations in Norilsk were built between 1932 and 1942. To support the development of ore reserves and mining and metals production, new energy facilities and energy companies were created. By the mid-1990s, the energy supply infrastructure for both the Company and local towns (Norilsk, Talnakh, Kayerkan, Oganer and Dudinka) had been fully established.

The Company grouped all its electricity utilities into one business unit, Norilskenergo Production Association, on whose assets Norilskenergo was established on 1 January 2005 as a branch of OJSC MMC Norilsk Nickel. Concurrently, an energy supply system for Taimyr was in the making. In 1998, Taimyrenergo Production Association was set up as part of RAO UES Russia, whose backbone assets were represented by a network of Taimyr hydroelectric stations (Kureyskaya and Ust-Khantayskaya GES).

In June 2005, pursuant to a joint decision of Russian Government, RAO UES Russia and MMC Norilsk Nickel, OJSC Norilsk Taimyr Energy Company (OJSC NTEC) was incorporated, based on generating assets and networks of Norilskenergo and Taimyrenergo.

The power-and-heating plants and hydroelectric stations of OJSC NTEC are interconnected by high-voltage transmission lines which ensure distribution of electricity to all consumers of the region and wide-ranging capabilities to adjust power supply.

Over recent years electricity consumption in the region has been steady. The largest electricity consumers are the Company's production units. NIZ's housing sector accounts for about 7% of electricity consumption and has no serious impact upon the total pattern of electricity consumption.

OJSC NTEC had an average headcount of 4,025 employees in 2005 (not including OJSC Taimyrenergo's subdivisions transferred to OJSC NTEC).

CJSC Alykel and OJSC Taimyr Air Company

CJSC Alykel and OJSC Taimyr Air Company were incorporated at the beginning of 2002 based on the assets owned by the State Unitary Enterprise Norilsk Aviapredpriyatie. During the same year the two companies joined the Group Norilsk Nickel.

The history of these companies goes back to the 1950s. Pursuant to a governmental resolution, on 1 June 1950 Nadezhda Airport then controlled by the NKVD, the interior security service, was transferred to the country's general aviation system. A transport command from Krasnoyarsk with aircraft and personnel was relocated to Norilsk. This was required to meet the demands of economic development of both the Norilsk Industrial Zone and the Taimyr (Dolgano-Nenets) Autonomous District and to conduct certain work in the Arctic Ocean. Airmen from Taimyr were among the first to fly helicopters in the Arctic Circle.

The personnel of the two air companies abide by the best traditions and experience amassed over the 50 years plus of their operation in the region.

At the present time **CJSC Alykel** (service provider for Norilsk Airport) provides airport support to aircraft and passengers. The landing field of Norilsk Airport is an asset of federal importance. It is located 52 km from both Norilsk and the Town of Dudinka. Due to the geographic and climatic specifics of the region, air transport is the only means of year-round passenger traffic, day-to-day logistics and delivery of foodstuffs for the Norilsk Industrial Zone and the Taimyr Autonomous District. Despite the harsh climate of Norilsk, its airport has the third-highest passenger and cargo traffic in the Russian Federation after airports Domodedovo and Sheremetyevo in Moscow.

Norilsk Airport is the major air transportation node in the Norilsk Industrial Zone and the Taimyr Autonomous District. The airport accounts for 98% of passenger traffic and 85% of cargo traffic maintained by the local air transport for delivering supplies to the population and business units of the Taimyr Peninsula. More than 15 air companies maintain regular airlines connecting Airport Norilsk with 23 Russian cities; all in all, aircraft from 35 air companies fly via Norilsk Airport.

CJSC Alykel had an average staff in 2005 of 1,040.

OJSC Taimyr Air Company's speciality is helicopter transportation. Its main task is to meet the air transportation demands of the Norilsk Industrial Zone and the Taimyr Autonomous District, maintain air communications within the region and support industry and agriculture, carry passengers, cargo and luggage, ensure 24-hour emergency medical and salvage and rescue operations in the region.

Taimyr Air Company's core activity is commercial air transportation and aerial work. In addition, the Air Company runs and maintains two airports (Airport Valiok and Airport Dudinka) which are its subdivisions. Taimyr Air Company accounts for 50.5% of cargo/passenger carriage by helicopter in the Krasnoyarsk Region, more than any other airline in the region. Based on 2005 results, Taimyr Air Company won Best Service Provider for Russia's Industries – in the Russia's Wings 2005 competition. Its pilots make flights over the Taimyr Peninsula and Arctic Ocean. Highly skilled, they hold the necessary permits for flying in adverse weather conditions, performing construction and assembly works, conducting all types of airborne surveys, supporting scientific & production expeditions in the Arctic and Antarctic, transporting cargo on external load slings, flying in mountainous areas, conducting search and rescue operations.

In 2005 OJSC Taimyr Air Company had 485 staff.

Public recognition of Norilsk Nickel

March 2005

The Company won the national competition Russian Organization of High Social Efficiency in the Personnel Development category.

May 2005

The Company's corporate magazine Norilsk Nickel won the international competition The Communicator Awards (USA) in the Electronic Corporate Magazines category. Norilsk Nickel was awarded The Crystal Award of Excellence.

July 2005

The Company's Polar Division was awarded a diploma by the Federal Service for Environmental, Technological and Nuclear Supervision for its significant contribution to the development and implementation of environmental projects.

September 2005

MMC Norilsk Nickel took part in the first national competition Russia's Best HR Department and won first prize.

November 2005

At the All-Russia conference held in Moscow on New National Environmental Policies in the Real Sector of the Economy, MMC Norilsk Nickel was awarded an honorary diploma as Nature Conservation Leader. Several MMC Norilsk Nickel, Kola Mining and Metals Company and CJSC Polus' employees were awarded honorary medals For Environmental Achievements.

December 2005

MMC Norilsk Nickel's 2004 annual report won the national competition for annual reports held by Expert Magazine with the participation of PricewaterhouseCoopers. The Company also scored the first place in the Best Social Report nomination.



SOCIAL RESPONSIBILITY POLICY

Vision of corporate social responsibility

Corporate social responsibility (CSR) defines a company's contribution to society's sustainable development.

For society in general, CSR requires a business to:
- Produce goods efficiently in the volume, quality and variety demanded by the market to meet community needs, taking into account both business and public interests. CSR also means efficient use of resource-conscious production technologies and ensuring environmental and industrial safety;
- Comply with international laws and treaties, including international business standards;
- Comply with the law wherever it operates, including tax compliance;
- Implement domestic and international social and environmental projects of public value.

For local communities, CSR means a company:
- Employs the local population;
- Pays taxes to local and regional budgets;
- Implements projects to facilitate local socio-economic development and social improvement;
- Participates in environmental protection projects;
- Engages in charity efforts for vulnerable groups in society.

For personnel, CSR means:
- Productive jobs, with competitive remuneration and social insurance and other benefits;
- Strict compliance with labour legislation and collective agreements;
- Occupational health and safety standards and high-quality facilities in the workplace for the employees' well-being and safety;
- Opportunities for all-round professional and cultural development.

In doing business, companies interact with a wide range of stakeholders, including their employees, shareholders, investors, business partners, consumers, local and federal government authorities, and also local non-governmental organisations and international agencies. CSR has the aim of building the relations between business and these interested parties on the principles of a reasonable balance of interests.

1.1. Social mission of MMC Norilsk Nickel

We see our social mission as the safe and efficient production of non-ferrous and precious metals on a sustainable basis; contributing to social progress and prosperity; sustainable development of local areas and their inhabitants' well-being; and improved living standards of Company employees.

1.2. Interaction with stakeholders

We aim to build our relationships with stakeholders on the following fundamental principles:
- Respect for their interests, judgements, preferences and expectations;
- Openness and transparency;
- Trust and sincerity;
- Honesty and justice;
- Adherence to principles and proper behaviour;
- Strict compliance with the rule of law;
- Application of international and Russian standards;
- Responsible fulfilment of obligations;
- Continuous adaptation to changing public demand;
- Respect for culture, history, traditions, way of life and legacy of indigenous populations of the areas where the Company operates.

Company employees

Our staff, their professional skills, expertise, qualifications and personal potential are the cornerstone of the Company's competitive advantage.

The Company's relationship with our people is built on the existing social partnership framework which is continuously developing in line with the following key principles:

- Equal rights of the parties under the social partnership framework;
- Balancing Company and staff interests throughout the decision-making process on different aspects of the Company's activities;
- Strict compliance with Russian law, social and labour regulations and the Company's Ethics Code;
- Voluntary undertaking of commitments and their meticulous execution;
- Conflict-free dispute and controversy resolution.

We acknowledge the right of our people to establish associations and unions to represent their interests. Trades Unions, social and labour councils, work councils and other social groups operate within the Company representing the interests of most employees.

Labour and social relations between staff and the Company are governed by collective agreements that have a very long history and are in effect at all Group enterprises covered by this Report. Collective agreements are concluded on a regular basis, generally for three years.

A Social and Labour Relations Agreement formulated in 2005 has continued and developed the collective agreement framework at the Group companies for 2006 and 2008. This Agreement sets basic standards of social and labour relations between the Company and its staff throughout Group companies located in Norilsk and Dudinka.

Further improvement in the social partnership framework requires direct dialogue between the employer and its staff, to ensure direct communications and allow the Company to quickly take decisions on all vital issues at the level where they arise and to expand these mechanisms to all Group companies. To meet these goals, in 2005, the Company set up the Corporate Social and Labour Council at Group level and the Corporate Forum of Norilsk Nickel Group of Companies, located in Norilsk and the Taimyr Autonomous District, a new arena for stakeholders' involvement.

Various collective bodies are set up to pool and coordinate efforts by management and work collectives to find effective solutions essential for the Company's activities and further growth. Labour safety commissions created on a parity basis are a good example of these initiatives.

MMC Norilsk Nickel has an internal corporate communications system that is being constantly improved. An important feature of this system are social and labour contact centres.

Social and labour contact centres for Company employees

- The Company established a Social and Labour Contact Centre, composed of a Central Office and branch offices at business units.
- As a direct interface with the employees, the Centre makes it possible for the management of the Company to take employees' and work collectives' opinions and proposals into consideration when making decisions on the Company's social and economic development and to promptly assist employees in dealing with a variety of problems, both operational and work-related, as well as personal and family problems. The majority of issues raised include production-related, social / labour, as well as everyday issues (housing, nursery schools for children, requests for financial aid, etc.).
- The Social and Labour Contact Centre is an increasingly popular resource, and has resulted in fewer direct appeals by employees to their managers. This saves managers' time and improves general management efficiency.
- The Social and Labour Contact Centre helps to maintain a positive working environment in work collectives, contributing to the overall production efficiency of MCC Norilsk Nickel.

The Ethics Code sets out the basic rules and standards of conduct for staff. It serves as a guide for all our people in respect of professional development, explains the motivation to achieve set objectives, and promotes teamwork and cooperation.

In turn, the Company management undertakes to abide by the principles of tolerance of any religious, racial, personal, physical and other differences of employees and believes that these should not be grounds for discrimination.

Shareholders and investors

The Company seeks to build its relations with shareholders and investors through direct and constructive dialogue in line with international business standards. We maintain appropriate levels of openness and transparency through equal information access for shareholders and investors and bilateral communications with the investment community.

Information on the Company's performance is provided on the corporate website, in print and electronic media and in annually published reports. The Company discloses this information to help investors and shareholders make informed investment decisions.

The Company's dividend policy approved by the Board of Directors stipulates that 20-25% of IFRS net profits after tax be paid as dividends to Company shareholders.

We are committed to ensuring that investment analysts have a suitable and clear understanding of our strategic objectives and to establishing direct contacts with shareholders and investors. Their opinions are passed to the Company's management and taken on board to make further improvements.

Our shareholder relations department is on hand to deal with shareholder and investor issues.

As part of our work on raising transparency and satisfying the investment community's need for information on the Company's activities, our Main Office organised 57 meetings with shareholders, investors and leading analysts of investment banks over the reporting period. We made a special presentation at each meeting about the most important aspects of the Company's activities.

Also, our executives spoke about the Company at 14 Russian and international conferences on investment. The conferences also involved individual meetings with Company shareholders.

In 2005, we organised four visits to Norilsk for foreign shareholders and investors and tours of our production facilities. Over the year we replied to over 1,500 shareholder and investor queries.

Business partners

We are committed to close cooperation with our business partners, suppliers and customers on the basis of transparent, fair and equal business conduct.

The Company takes a socially responsible approach to selecting suppliers and customers based on market surveys and companies' image, corporate governance and social responsibility track record. We also examine potential contractors' compliance with established criteria, paying special attention to their business reputation and tax compliance.

The Company buys key production resources in a transparent manner through open tenders, under which it:

- discloses the means of securing obligations when announcing the tender;
- opens tender proposals in the presence of bidders or their authorized representatives;
- where several bidders offer similar terms, distributes the lot for goods and services between them equally.

We choose our customers based on the selection criteria, including their reliability rating and international standing. In relations with customers, we apply market and distribution standards regulating claims' processing and client satisfaction analysis. The Company is always willing to discuss with its customers additional benefits in terms of flexible pricing, payment deferrals and improved delivery terms.

Every year the Company surveys its major domestic clients for their feedback on delivery terms, product quality and packaging. For example, based on the 2003 strategic clients survey, we developed new packaging for carbonyl products that meets international impermeability and storage life requirements and prevents deterioration of product quality.

Regional authorities, non-governmental organisations and local authorities

The Company contributes to the social and economic development of local communities through its joint activities with local authorities, regional branches of federal authorities and NGOs.

We participate in various local authority task groups and committees to implement their social policy and to coordinate the local authorities' and major employers' socio-economic development activities in cities, districts and regions where the Company operates. MMC Norilsk Nickel runs local aid programmes, assisting the development of social infrastructure such as education, healthcare, housing and utilities, transport and communications.

A task force created in 2005 on a parity basis with Norilsk Administration is a good example of the Company's cooperation with the communities in its operating areas. This task force will help enhance and further develop sports and fitness infrastructure in the city.

To improve its social policy in operating locations, once a year we conduct polls to determine local communities' and our employees' expectations and identify key social needs. In particular, the traditional annual survey, 'Results of the Year', conducted in 2005 allowed us to measure dynamics of the social situation in Norilsk, identify improvements achieved and still to be made, obtain locals' feedback and learn about how they see their own futures, as well as to adjust our social policy in the area.

We also support non-governmental organisations that operate in the area and represent the interests of socially vulnerable groups in operating locations.

Federal authorities

As one of Russia's major corporations, the Company aligns its activities with the principal government policies in the social and economic sphere.

For the maximum integration of positions amongst the public, the government and the Company in developing technical regulations under the Federal Law On Technical Regulation and to ensure the appropriate legal status of its operations, the Company participates on a continuing basis in the work of the Coordinating and Expert Council on Technical Regulation of the Russian President's Expert Department, the Metals Committee of the Russian Chamber of Commerce and Industry and expert commissions for the development of technical regulations for the Russian Ministry of Industry and Energy.

We interact with federal legislative and executive bodies to implement important national projects and to help improve social and labour legislation. This involves cooperation with employers' associations (for example, the Coordinating Council of Employers' Unions of Russia, the Russian Union of Industrialists and Entrepreneurs (Employers), etc.), and most frequently with the Russian trilateral commission on social and labour relations (RTC).

Our managers contribute their expertise to RTC task groups dealing with social and labour law improvement, labour safety and industrial and environmental safety issues. Specifically, in 2005 we put forward a number of proposals to allow the people working in northern areas to keep the basic portion of their post-retirement benefits when they leave the region and to improve the mandatory social insurance system.

By interacting with the governmental authorities, the Company primarily focuses on ensuring the balance of interests of society as a whole, the local population of the regions where the Company operates and its employees.

In 2005, MMC Norilsk Nickel was involved in drafting the Russian Business Social Charter and was among the first Russian companies to adopt it. The Charter is a code of fundamental principles of responsible business practices, social dialogue with shareholders and investors, authorities, employees and civil institutions. The Company uses the Charter as a guideline in its activities.

International organisations

The Company applies and advocates the internationally accepted social principles of business set forth in the regulations of the following international agencies:

- **United Nations:**
  Universal Declaration on Human Rights – www.unhchr.ch/udhr/lang/rus.htm
- **International Labour Organization:**
  Declaration on Fundamental Principles and Rights at Work – www.ilo.ru/standards/declaration_ru.htm

  Convention 169: Concerning Indigenous and Tribal Peoples in Independent Countries – www.unhchr.ch/html/menu3/b/62.htm

  Conventions validated by the Russian Federation related to the Company's business – www.ilo.ru
- **International Council on Metals and Minerals:**
  ICMM Sustainable Development Principles – www.icmm.com/publications/ICMM_Principles_en.pdf
- **Organisation for Economic Cooperation and Development:**
  OECD Guidelines for Multinational Enterprises – www.oecd.org/dataoecd/56/36/1922428.pdf.

As a leading global mining and metals company that sells the bulk of its products on foreign markets, we cooperate extensively with international non-governmental organisations to exchange best practices in production, environmental, social and other activities.
As a member of Russian employers' organisations, the Company interacts with the International Employers' Organization, including in the area of corporate social responsibility.
The Company participates in international non-profit organisations such as The International Platinum Association, The Cobalt Development Institute and The Metal Powder Industries Federation.



SUSTAINABLE DEVELOPMENT STRATEGIES AND POLICIES

To ensure long-term growth and to develop the Company's vision of the future, we have adopted a number of strategies, policies and practices covering sustainable development. These are described below.

2.1. Production development strategy

Our Production Development Strategy to 2015 is aimed at ensuring the long-term sustainable development of the Company. In developing the Strategy, we took into consideration the primary social constraints on the Company's workforce, the environmental aspects of our operations and prospects for social development in operating locations.

Our Strategy is in line with social responsibility policy and envisages:

- Optimising metals production volumes and product lines in an effort to meet market demand;
- Developing the ore base to ensure efficient use and restoration of natural resources in the long-term;
- Improving performance through more efficient production, enrichment and metallurgy technologies and further close-down / mothballing of inefficient operations to reduce costs and improve occupational safety and health;
- Improving environmental safety of operations and the environment in operating locations;
- Ensuring sustainable, reliable and safe operations in Far North regions by developing independent energy systems in the Taimyr Peninsula; and developing a sustainable transport infrastructure to and from Norilsk along the North Sea Route.

To further improve both our Production Development Strategy and the Concept for Socio-Economic Development to 2015 (for a more long-term view of the Company's production development) and to link it with the socio-economic and demographic processes in the city of Norilsk, the Company began work with the Norilsk Municipality in 2005 on two documents: Primary Production Development Strategies of OJSC MMC Norilsk Nickel to 2020 and the Norilsk Population Model. We have drafted these two documents defining the long-term prospects for the development of both the Company and the City, and these documents are now in consultation stage with comments invited from workers and managers in the Company's business units, associations in Norilsk and the public at large. Taking into account all stakeholders' positions will enable the City and the Company to pursue coordinated policies on both MMC Norilsk Nickel's operations and socio-economic development of the Norilsk Region. These policies will be aligned with demographic issues and the development of city infrastructure.

In 2005, the Company began streamlining its organizational structure to put in place an industry-based management model, governing multi-industrial business units located across the whole region. Since July 2005, we have embarked on developing industry streams and centralized professional service providers based on the Company's production units and functions, namely: mining and metals, geology, procurement, transport and logistics, sales and distribution, energy and utilities, construction, repairs, cross-sector support.

The restructuring is aimed at giving more independence and responsibility (including social responsibility) to the industry streams whilst at the same time retaining centralized management primarily focused on development of strategy and corporate standards.

The objective of the restructuring is to improve efficiency and, consequently, shareholder value. A key prerequisite for restructuring is raising employees' living standards with due regard for the social implications.

2.2. Social policy

The strategic objectives of the Company's social policy are formulated in the Social and Economic Development Vision to 2015.

The Vision defines the main focus of our social policy in human resources management as being to:

- Put in place a system governing employer-employee relationships and to develop a social partnership between the Company and its people, based on common interests;
- Improve employee incentive programmes and ensure a competitive compensation package linking salary increases to labour productivity, team and individual performance;
- Develop personnel resources (recruiting, employment, evaluation, training, promotion) to provide business units with qualified professionals;
- Improve occupational health and safety, and operational and social conditions; to create additional health care benefits for employees;
- Develop corporate culture, ensure social stability and a positive ethical and psychological climate in work teams;
- Develop corporate social programmes for employees' social adjustment during the Company's restructuring.

Norilsk Nickel is the principle employer in most of its operating locations and so pays great attention to the socio-economic development of local communities. Our social policy on local communities, set out in the Social and Economic Development Vision to 2015, is based on our sustainable economic development, which provides for higher tax revenues of regional and local budgets, more well paid jobs, the Company's participation in developing regional social infrastructure, targeted charity to socially vulnerable groups, environmental protection and conservation of biodiversity in operating locations.

2.3. Industrial and labour safety

Health and safety management measures are laid out in the Company's Occupational Health & Safety Management System, approved by the State Committee for Supervision of Safe Working Practices in Industry and for Mine Supervision (Gosgortekhnadzor).

The guidelines define the structure, implementation procedure and time scale for several occupational health and safety (OHS) measures in the Company's business units.

The OHS system places employees' health and safety before Company performance targets and is closely aligned with the Production Development Strategy. It provides for:

- uniform requirements for OHS activities in accordance with international and domestic best practice;
- regular monitoring and review of OHS performance, primarily with regard to regulatory compliance;
- staff statutory medical check-ups;
- OHS measures as part of a comprehensive plan aligned with production development targets and setting out priority preventive steps to reduce inherent risks;
- regular certification of work stations in terms of working conditions and work safety measures;
- proper financial, technical and corporate resources for OHS systems; quality individual and collective protective equipment and preventive medicines and treatment for staff;
- training and retraining of OHS specialists, safe production training for staff employees; testing work safety awareness; labour safety workshops and active promotion of labour safety ideas;
- additional incentives to motivate strict compliance by staff with OHS standards; improvements in corporate culture and discipline;
- OHS status reports made available to staff.

2.4. Environmental policy

In accordance with our Environmental Policy, the Company takes all necessary steps to consistently lower pollutant emissions in the air, discharge of pollutants with waste waters and to ensure safe waste disposal sites with a view to reducing development pressure on the environment.

The Company successfully implements its Environmental Management Programme to achieve our environmental goals and objectives.

In 2005, we completed a series of large investment projects aimed at reducing pollutant emissions. In particular, we have completed renovation and put into operation start-up units for flash smelting processing lines at the Nadezhdinski Metals Factory. The aggregated pollutant emissions to air reduced by 2.9% compared with 2004 (sulphur dioxide emissions reduced by 2.8%, solids by 5.0%).

The Company gives due attention to conservation of natural resources. We conduct a series of activities to ensure sustainable utilization and environmental protection of water resources. We monitor the safety of hydraulic engineering structures and ensure their safe and efficient operation and running.

In 2005, we developed projects for household and industrial waste water treatment at a number of the Company's production units and functions: the Zapolyarni Mine, Angidrid Mine, Copper Factory, NZhD, PO Norilskremont, Construction Department, etc. Between 2006 and 2008 these projects will reduce crude wastewater discharges by 12 million cubic meters per year.

In 2005, we reduced water abstraction for both technological needs and domestic water supply by 5% year on year; aggregated water discharge fell by 1% while the content of harmful substances discharged with effluent went down by 10%.

In 2005, the Company completed a range of activities to lower our industrial impact on the environment, including:

- Continued renovation of the Lebyazhye tailings pond used to store tailings from both the Norilsk and Talnakh ore enrichment factories, which enabled us to ensure environmentally safe storage of refuse ore and prevent contamination of land and water.
- Completing the construction of industrial waste storage site No. 2 (near Kupets village) which features a new technology of stacked waste landfill with the use of daily maps for filling receiving pits. This has helped to reduce pollution of the environment in adjacent areas.

Efficient waste management in 2005 permitted the Polar Division to reduce the proportion of waste disposed to landfills by 6.4% compared to 2004. Increased production, however, meant that total waste generated in 2005 went up.

We do more than strive to minimise our industrial impact on the environment. Nature conservation and environmental management are just as important to us.

Under the General Agreement for Coordination and Cooperation between the Company and Administration of the Taimyr Autnomous District, we pursue a programme for Protection and Reprocessing of Agricultural Lands and Natural Resource Conservation in the Territory of the Taimyr (Dolgano-Nenetsky) Autnomous District, 2004–2007. The Programme is financed by the Company and by the budget of the Taimyr Autnomous District to sponsor the following activities:

- Environmental monitoring;
- Industrial waste monitoring, collection, disposal and processing;
- Headcounts at reindeer farms and development of scientific recommendations for their sound management and protection;
- Compiling a single register of Taimyr's flora and fauna, as well as development of techniques for its utilization and protection;
- Reforestation;
- Organising and supporting monitoring stations within natural reservation areas;
- Organization of environmental awareness activities.

The Company provides financial support for R&D programmes to preserve biological diversity in the Putoranski (Taimyr Peninsula) and Laplandski (Kola Peninsula) national nature reserves.

In conjunction with a non-governmental organization (Work Group on Wild Geese of Northern Eurasia), the Company takes part in the Birds of Putoran High Plain project for the preservation of rare and endangered birds nesting in the Taimyr Peninsula which are recorded in both the International Red Book and Russia's Red Book.

The Company has adopted the goose as a mascot for its environmental programmes.

Clean Production training programm

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- The Company's environmental policy includes a Clean Production training programme; just one of our environmental management components. This programme was developed and adopted with the assistance of the Russian-Norwegian Centre for Cleaner Production and is designed to increase specialists' efforts in reducing emissions and solid waste and improving energy and natural resources efficiency.

- The Clean Production programme trains staff in stages and is now in its fourth stage. Stage 1 was for managers of the major business units of the Polar Division, with training provided by the instructors from the Russian-Norwegian Centre for Cleaner Production. Stage 2 was for process engineers, mechanical engineers, power engineers, researchers and designers. Stages 3 and 4 involved many young graduate engineers and workers. Also, Stage 1 graduates acted as trainers in Stages 2 and 3. This made training more effective. It also meant that the Clean Production programme's message filtered through all management and staff levels.

- So far, 99 staff have been trained under the programme; 29 employees from 12 major units and 3 functional subdivisions of the Polar Division completed Stage 4 in 2005.

- Programme students developed 346 technical projects, including 92 projects at Stage 4. Most of the projects were dedicated to reducing water consumption and waste water disposal. About a third focused on hazardous emissions, while others targeted solid waste and power consumption. On average, these projects developed in Stage 4 are expected to have the following annual results: saved water – 12.5 million m^3; reduced waste water discharge – 15 million m^3; reduced hazardous emissions – 65.1 thousand tons; reduced solid waste – 13.9 million tons; saved electricity – 19.9 million KWt*h.

The results of the Company's environmental activities were recognised at a national level. At the All-Russia conference held in 2005 on New National Environmental Policies in the Real Sector of the Economy, MMC Norilsk Nickel was awarded an honorary diploma as Nature Conservation Leader. At the same time, a number of our employees were awarded honorary medals For Environmental Achievements.

2.5. Quality management policy

Our strategies in the area of sustainable development call for guarantees supporting the high quality of the Company's products and reliable supplies to the market. To this end, MMC Norilsk Nickel is developing a set of activities to implement a globally accepted quality management system meeting the requirements of ISO 9001:2000.

The Company has adopted a Quality Policy – a crucial step in ensuring compliance with international standards and expectations. The Quality Policy defines the Company's goals and objectives in the area of quality management.

In 2005, the Company actively pursued these obligations via a focus on the development and implementation of an integrated system of quality control and environmental management complying with the international standards ISO-9001:2000 and ISO-14001:2004.

The development of an integrated system of quality control and environmental management is an internally driven step of the Company, meeting both the market requirements and other stakeholders' (clients, shareholders, society, employees etc.) expectations. Simultaneously, it is aimed at strengthening the Company's market position, ensuring sustainable growth of its shareholder value and financial performance.

The integrated system of quality control and environmental management developed and implemented by the Company has successfully passed a BVQI Russia certification audit performed by an international agency. That done, the Company obtained an international compliance certificate in the category Production and Project Management, Product (nickel, copper, cobalt, precious metals, sulphur, selenium, tellurium) Sales and Supply. The system was also accredited by international accrediting agencies, namely UKAS (U.K.) and Road voor Accreditatie (Netherlands). According to a leading international certifying agency BVQI (Holding) SA, certification of the Integrated Management System to ISO 9001:2000 and ISO 14001:2004 and issuing a single certificate is unprecedented in global practice.

2.6. Communications policy

Norilsk Nickel's communications policy is based on the principles of timely and full information disclosure on production, financial, social and environmental performance, as well as on the Company management structure and plans.

The Company uses several media for its external communications.

Detailed up-to-date information on Group companies' activities and their participation in important public projects, including those with a social and environmental dimension, is provided on the Company's website at www.norilsknickel.ru.

Important corporate events are promptly communicated to the public in press releases and at press conferences.

Company executives and PR officers make themselves available to the press for interviews and comments on the most important events in public and corporate life.

Norilsk Nickel discloses details of its business and financial performance in its annual reports prepared in accordance with International Financial Reporting Standards that are made publicly available both in Russian and English.

The Company publishes its corporate magazine, Norilsk Nickel, and a newspaper, Zapolyarny Vestnik, which provides information about the Company's activities and its employees.



GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS

Norilsk Nickel strives to meet the highest standards of international business practice. We fully understand the importance of an effective corporate governance system and follow the Corporate Governance Code of the Federal Securities Markets Commission (FSMC)[1] in our efforts to create such a system.

We have approved Company standards regulating our main business processes and policies, including our Human Resources Policy, approved by the Management Board on 15 July 2003.

In 2005, the Company launched integrated systems of quality control and environmental management that comply with the international standards ISO-9001:2000 and ISO-14001:2004 at the Main Office and the Polar Division and had them certified.

Board of Directors

The Company Board is elected at the Annual General Shareholders Meeting for the term of one year and consists of nine members. Andrey A. Klishas is the Chairman of the Board. In line with international corporate governance practices and recommendations of the FSMC Code of 2002, independent directors are elected to the Board. The Company's charter sets the criteria for independent directors. Four out of nine members of the Board are independent directors.

The Company created the Board of Directors' Audit Committee which is responsible for better corporate governance and control procedures.

Management

The Company's collective executive body is the Management Board which consists of nine members and is chaired by General Director Mikhail D. Prokhorov.

Committees have been created to coordinate effective management within the Company.

As part of the transition to a new management model in 2005, the Company appointed its HR department to the task of coordinating corporate social responsibility and reporting.

1 The Federal Securities Commission has been renamed as the Federal Service for Financial Markets.

MMC Norilsk Nickel Management Coordination Bodies

BUDGET COMMITTEE

created in 2001 to organise the effective administration and management of budgeting processes

SCIENTIFIC-TECHNICAL COMMITTEE

created in 2001 to provide the Company's management bodies with recommendations on strategies for industrial development, and also technical support for implementing development plans

COORDINATION COMMITTEE FOR MANAGEMENT OPTIMISATION

created in 2003 to coordinate the activities of the business units, to improve corporate and organisational structures, business processes and management and information technology

COORDINATION COMMITTEE FOR CERTIFICATION OF QUALITY CONTROL AND ENVIRONMENTAL MANAGEMENT SYSTEMS

created in 2003 to ensure development and implementation of quality control and environmental management systems in compliance with international standards

RESTRUCTURING COMMITTEE

created in 2004 to prepare and implement MMC Norilsk Nickel's restructuring through separation of gold-mining assets

MMC Norilsk Nickel Sustainable Development Management
(human resources, social policy, OHS and environment)


OJSC MMC Norilsk Nickel
General Director – Board Chairman
Deputy General Director for Human Resources and Social Policy
Deputy General Director for Technical Regulations and Environmental Issues
HR Department
Corporate Remuneration Policy and Social Programme Department
General Director's Adviser on OHS
Corporate Environmental Management Department
Company branches, subsidiaries and affiliated companies


НОРИЛЬСКИЙ НИКЕЛЬ

IV SOCIAL POLICY IN ACTION

As the primary employer in our operating locations, we are fully aware of the Company's social responsibility and focus our social policies to meet the interests of both employees and the local population.

Geographical and historical factors underlying the Company's social policy

□□□□

- The location of the Company's production facilities shapes the unique nature and specifics of its social policies. The Company's main facilities are located in Russia's Far North, in an extremely harsh climate on the Taimyr Peninsula, within the Arctic Circle. Annual temperatures average minus 10.2° C and range from +32° to –58°. Winter is the dominant season, with snow covering the ground for the better part of 9 months. Winds blow relentlessly: on average it is windy on 280 days of the year, and snowstorms with winds up to 15-20 meters per second sweep the territory for 130 days of the year. The 'Polar Night' descends in late November and lasts for 45 days until mid-January.

- Norilsk is one of the five most northern cities on the planet, situated 2,947 kilometres from Moscow, and only accessible by air and by sea. This isolation has bred a special atmosphere among Norilsk residents over the decades. More often than not, they refer to the rest of Russia as the Mainland, calling themselves a special "race" of selfless and dedicated people powered by camaraderie and mutual support.

- Over the years, two manpower patterns have been applied to develop northern areas of the country. The pattern dominant in the 1930-1940s relied on prisoners' labour. The pattern of the 1950s involved the use of civilian employees, mainly young Communist League (Komsomol) volunteers. High compensation and relatively high living standards were the two key incentives, combined with restrictions on termination of work contracts.

- In the late 1980s the new economy disturbed socio-economic processes and upset the balance in the system. However, thanks to the progressive social policies adopted by Norilsk Nickel management less detrimental effects were experienced in comparison with other Russian mono-cities at the time.

- The Company's worst year was 1996 when metals prices crashed. This devastating crisis ended in 1997-1998 when a new team of managers came with a commitment to restructure Norilsk Nickel into a market-oriented, growth-focused Company.


MMC NORILSK NICKEL SOCIAL POLICIES
PERSONNEL
PERSONNEL MOTIVATION
Compensation package
Salary
Social package
Moral incentives
Career development
PERSONNEL DEVELOPMENT
Professional training
Management reserve
Purpose-oriented staff recruitment
Work with target groups
SAFETY AT WORK AND PERSONNEL RECUPERATION
Safety at work
Social conditions at work
Personnel recuperation
Corporate culture development
Social adaptation programmes in connection with production operations restructuring
LOCAL DEVELOPMENT
Developing social infrastructure in operating locations
Aid to local population

The Company designs and implements social programmes for staff and development programmes for the local community in accordance with regulations and towards its current and long-term development objectives.

Human resources programmes target personnel development and incentives in accordance with the Company's current and long-term objectives. Primarily, they focus on performance improvement and sustainable development of the Company. Alongside these main objectives, HR programmes also have a social impact.

The Company pursues consistent policies to ensure sustained social development of the territories where it does business. This in turn creates the right conditions for the Company to continue operating and to maintain its primary resource – human capital.

In developing any scheme or programme, we make a comprehensive, thorough analysis, find acceptable options from social and other perspectives, and consider the economic interests of the Company.

Each programme is defined in a special certificate (statute, regulation or passport) which states the objectives, goals, specification, methods for assessing performance, information support and associated costs.

Programmes and schemes are normally launched first as pilot projects to allow modification and refinement as necessary.

The Company constantly monitors programmes to look for drawbacks and failures and to make the adjustments necessary to achieve the intended goals and objectives. Regular staff surveys serve the same purpose. The feedback is analysed and used as the basis for recommendations on further improvements.

4.1. Personnel motivation

We maintain a competitive compensation package and other social benefits for our people, which are closely linked with their work performance, professional growth, qualification level, work discipline, responsibility and commitment, as well as other operating results and personal qualities of benefit to the Company.

Achieving the objectives of the Company's Production Development Strategy requires hard work and creativity on the part of our staff. The following elements play a vital role in the Company's personnel motivation system:

- material incentives;
- moral incentives;
- professional and career development.

Material incentives

Material incentives are the key element in the personnel motivation system. We provide these incentives through comprehensive remuneration policies.

The Company's remuneration policies define specific mechanisms of personnel remuneration, including wages/salaries, social benefits and bonuses.

Key principles of staff remuneration policy

The Company's policy on remuneration and incentives for our staff is based on strict compliance with Russian labour legislation, all state standards set for Far North areas and collective agreements with employees.

The Company pays salary and all connected taxes and insurance payments on time and in full to guarantee staff pension, medical and social insurance.

We adjust staff remuneration based on staff productivity and work performance.

The Company's policy for setting salary levels is based on the effective salary concept, providing a salary which can compete on the local labour market in operating locations. This allows the Company to hire and retain staff with the required professional qualifications and foster high motivation among employees to work effectively.

Key elements of staff compensation package

- Salary, including:
  - Standard salary;
  - Premiums and allowances for work conditions;
  - Payments in accordance with the established district coefficients and northern region additions for length of service in Far North regions and equivalent areas;
  - Bonus payments in accordance with team and individual performance results;
- Social benefits and compensations (social package) provided to employees under relevant social programs.

Structure of compensation package
(data for the Group enerprises consolidated within the 2005 Social Report)


19% base bonus
16% performance bonus
6% social payments
base salary 59%

The Company's current salary grade scheme ensures a balanced level of salary differentiation depending on the qualifications, responsibility and complexity of work.

In 2005, (effective 1 August) the Company raised standard salary rates and salaries/wages in both the Polar Division and OJSC NTEC mainly by consolidating some routine bonuses and other payments, which undoubtedly give employees added security as regards their remuneration. On average, standard salary rates across the Polar Division grew by 25.9%. Minimum monthly salary (including all premiums and allowances for work conditions, district coefficients and maximum Northern benefits), provided the employee fully meets both utilization and performance standards, rose by 18% to reach RUR 9,500.

These changes in the salary system were discussed by all parties at meetings of the Company's Collective Agreement Committee, which has Company and employee representatives as members. Corresponding changes were made to the Collective Agreement.

Under the current salary system, staff receive premiums and allowances established both by law and the collective agreement for work in special conditions, which range from 4% to 24% of standard salary.

Staff at our enterprises in the Far North and equivalent locations receive payments, on top of standard salary, in accordance with the established district coefficients and Northern benefits. Payments under the district coefficient for the Polar Division staff amount to 80% of standard salary. Payments under Northern benefits reach up to 80% of the standard salary, depending on an employee's length of service in the Far North.

The Company's combined expenses for additional payments for work in Northern regions account for about 63% of all labour costs.

In addition to the above, our people who work in harsh conditions (a non-standard working day, hazardous work conditions, etc.) receive additional vacation days. The Company pays a total vacation ranging between 52 to 82 days per year, depending on the specific work conditions.

The Company's various bonus systems strengthen the link between remuneration and corporate and individual performance, i.e., higher production volumes and labour productivity, lower production costs, higher non-production resources conservation, better health and safety compliance, etc.

To raise staff cost efficiency in the context of ever-changing production needs and external environment, we seek to continuously improve our corporate remuneration systems. The primary aspect of this improvement is to strengthen the link between both individual and team performance and remuneration levels.

In 2005, we further developed performance management tools such as paying bonuses to employees out of group incentive funds and to managers of business units depending on whether and to what extent they achieve key performance indicators.

In 2005, we successfully continued work contracts for jobs with specific labour conditions, based on a system of grades and personnel performance assessment, which enables us to retain key staff and foster high motivation among employees to work effectively.

The Company runs various social programmes for employee benefits and compensation included in the social package, primarily:

- discount vouchers for health resort treatment and recreation for employees and their family members;
- once every two years the Company pays staff and their families' return fare to their vacation destination plus luggage transportation[1];
- additional pension contributions.

The first two benefits help to satisfy the essential requirement of people living in the Far North to spend their vacation in a favourable climate and receive high quality recuperative treatment. By including these benefits in the social package we ensure the targeted use of funds and foster employees' recuperation during their vacation. The average size of the social package per each employee totalled RUR 20,198 in 2004 and RUR 25,852 in 2005; the average size of the social package for the entities consolidated in the Report is RUR 25,470.

1 Under Russian legislation, this benefit is referred to social insurance payments that also include severance pay, material aid to employees in dire circumstances and medical insurance coverage, etc.

Social payments per employee, roubles


30,000
25,000
20,000
15,000
10,000
5,000
0
20,198
25,852
25,470
2004
2005
2005
Company
Consolidated for the Group enterprises covered by Report

In order to encourage employees' long-term efficient performance and to ensure their transition upon retirement, the social package includes a corporate pension (the so-called Joint Corporate Pension – JCP). The Joint Corporate Pension is formed with joint contributions by employees and the Company to a non-state (or private) pension fund. The right to participate in this pension programme is provided to employees based on their work contribution. As of the end of 2005, the programme covered 2,406 employees of the Company and 224 employees of OJSC NTEC, of whom 310 already had the status of corporate pensioners receiving a joint corporate pension with an average size of about RUR 5,100.

Employee soft lending programme

In 2005, the Company launched a new social programme in the Polar Division, offering loans to its employees on beneficial terms (soft lending programme).

History of the soft lending programme

The programme was brought about, on the one hand, by the need for housing, one of the basic human requirements, and, on the other hand, by the Company's own interests. The essence of these interests is to provide employees with proper living conditions throughout their careers, as it promotes effective labour, and provides them with an opportunity upon retirement to resettle in regions with a more favourable climate.

The Company had to find an adequate solution in today's market conditions. So we developed a programme offering bank loans to our best employees on preferential terms and with simplified application and collateral procedures.

The whole idea behind these arrangements was that granting soft loans as an incentive would better motivate the staff and stimulate better performance. In addition, having bought an apartment, younger employees would have additional motivation for productive, long-term work with the Company. Also, granting loans to the best middle-aged or pre-retirement employees discourages these experienced employees from leaving the Company until they reach their retirement age.

During 2005, we organised a pilot soft-loans programme. To qualify, employees had to undergo screening in order to qualify. The programme grants loans to buy an apartment (over 3 to 7 years) and consumer credits for a period of 6 months to 3 years. These terms have proven to be convenient and attractive for employees. Since its launch, 152 employees have participated in the programme. As of the end of 2005, 136 employees drew loans. Loans issued for buying property are the most popular and account for 70% of the total loans issued.

From the Company's perspective, the programme provides motivation for productivity and retains the most skilful employees, as well as creating conditions for employees' timely resettlement to the "mainland" as soon as they reach the retirement age.



Interview with
Anatoly Erin

Head of the Smelting Workshop of the Nadezhdinski Metals Factory "B.I. Kolesnikov" The Polar Division of MMC Norilsk Nickel

My career with the Company started back in 1979, when I came to Norilsk from Donetsk to join the Nadezhdinski Metals Factory. I've been working in the smelting workshop for 26 years, and I live and breathe my work. I worked my way up starting from a smelter's job, and now I'm in charge of Section # 1. I hold quite a few awards and honours, including Best Innovator of the Factory for 1992, Honorouble Metallurgist and Best Production Foreman of the Factory. I have registered over 100 technical improvement proposals. I am always willing to share my experience with young workers, helping them to learn the ropes.

We have a very good and skilfull team in our section. In 2004, the Factory's engineers and technicians underwent an attestation and all of the works foremen in our section, including myself, got the highest grade. Based on the results of the attestation, the Factory's management offered me the chance to join the Joint Corporate Pension Programme, which I took as a sign of their appreciation of my work. To be honest, if I had had such an opportunity 25 years ago, I would have jumped at it without a second thought. In my opinion, you need to start planning early for a dignified life as a pensioner. Now it's hard to live decently on state pensions only. I believe younger workers participating in the long-term accumulative pension plan offered by the Company will be able to earn an additional pension without serious pressures on their family budgets. Certainly, just 3% of your monthly salary for pension plan contributions is peanuts. Frankly speaking, I don't know if any other companies have joint pension saving schemes with their employees; on top of that the Company guarantees a corporate pension throughout your remaining life.

That programme has yet another significant plus: its particiapnts have an opportunity to obtain a loan to buy a fridge or even an apartment, for example. That's how I managed to buy an apartment in Voronezh. The interest rates on soft loans are reasonable, and the procedure of getting a loan is straightforward.

Employee remuneration costs

Spending by the Group's companies on employee remuneration reflected in IFRS financial statements under cost of sales (development, enrichment, smelting, electrolysis and refining costs) and in general and administrative expenses[1] came to USD 991 million in 2004 and USD 1,049 million in 2005[2].

Remuneration accounted for 34.6% of these expenses of the Group in 2004 and 33.3% in 2005.

Distribution of employee remuneration expenses (compensation package) by Group company region[3]


100%
80%
60%
40%
20%
0%
4.4%
9.7%
11.4%
74.5%
4.7%
11.8%
11.6%
71.9%
2004
2005
Moscow and other Russian Regions
Krasnoyarsk Region and Irkutsk Region
Northwestern Region
Taimyr Peninsula

Moral incentives

The Company rewards individual staff and teams for high performance, long service and conscientious, fruitful work and for creative innovations, using a system of non-material incentives, or recognition.

Principles underlying moral incentives


Recognition is commensurate with the employee's performance
The nomination procedure for awards is transparent, open and takes into account team opinions
MORAL INCENTIVES SYSTEM
Information on award recipients should be announced to teams and the wider workforce
These achievements should be used as a benchmark and best practice across the organization and for training new employees
Award recipients should be afforded due respect and esteem

1 These IFRS data include labour costs and a part of social insurance costs related to labour costs under Russian law (mainly, transport and baggage expenses in connection with Polar units' employees' and their families' vacations) and connected taxes.

2 The corresponding costs incurred by the Group companies and recognized in the 2005 consolidated financial statements (excluding Polus Group) were USD 903 million in 2004 and USD 948 million in 2005.

3 In the Russian Federation. Includes compensation and employee social benefits according to Russian accounting regulations.

Moral incentives given at the right time and commensurate with people's work achievements facilitate employees' understanding of their commitment and role in achieving the Company's goals and objectives, raise their interest in productivity, better performance of their teams and business entity as a whole.

Basic mechanisms of moral incentive system

Encouraging highest performance in ongoing work of both teams and individuals	Rewards for long service and conscientious, fruitful work, rewards linked to anniversaries of employees and business units or professional holidays	**Encouraging creative innovations of employees which produce positive economic or social effect**	Rewards for specific actions of employees aimed at preventing any threat to health or life of those around him/her or preventing any material damage to the Company

An effective team and individual motivation is nominating the best people for state decorations and ministry/agency awards, as well as awarding corporate honours and titles of honour. In 2005, 5,246 employees of the Group received sundry awards for high performance, implementation of successful innovative projects, long service and conscientious, fruitful work.

In connection with the 70th anniversary of the Norilsk Mining and Metallurgical Plant, 4,024 employees received corporate awards and decorations established by Group entities for their contribution and achievements.

To pay tribute to the Company and its people in connection with the 70th anniversary, the Russian Ministry of Industry and Energy presented the Company with a certificate of honour.

The Company invites its best performers to corporate events, puts their portraits on the Board of Honour and nominates them for various internal and external professional competitions.

In 2005, the Company ran a series of professional competitions for those working in mining, metallurgical and other areas. The winners received a title of honour, Best in Our Profession. We also ran a Foreman of the Year competition with 8 categories (industry sectors): mining, ore enrichment and metals, transport, repairs, construction and utilities.

The Company holds an annual workshop for young professionals. As an incentive, best keynote speakers at such workshops are invited to attend All-Russia workshop panels of young professionals or to go abroad for secondment. Specifically, 10 top professionals in 2005 took part in the All-Russia conference Young Scientists – for New Russia.

Best line managers of the Company take part in an annual national competition Engineer of the Year. In 2005, six specialists of the Company won in several nominations and were awarded titles of honour (Engineer of the Year).

In 2005 CJSC Alykel adopted Provisions on Workers' Honorary Titles based on Annual Results, which sets the following titles: Manager of the Year, Specialist of the Year, Worker of the Year, Young Worker of the Year, and Experienced Worker of the Year. Candidates for these titles are chosen with due consideration of the opinions of their colleagues and decisions are taken by the titles commission.


НОРИЛЬСКИЙ НИКЕЛЬ

Interview with
Mikhail Bobrovsky

electrician
chloro-cobalt shop, Nickel plant
The Polar Division of MMC Norilsk Nickel

I joined the Company 12 years ago, straight out of the polytechnic institute. I started work in the Nickel plant as I had already done some of my work experience there. Now I'm a foreman of a very young team. Their average age is just 27, so they need a lot of supervision. New recruits leave college with only a theoretical knowledge, so they need plenty of help at the start, showing them the ropes. In 2003 and 2004, I was a coach in the Knowledge Exchange programme. And now too I pass on my experience to young workers who were transferred to our team from the nearest section.

I won my first corporate prize in 2001, for Best Young Worker. There was a tough selection process for this prize – first on shop level, then plant level, then on the level of the whole Polar Division. And in 2005 I won another title, Decoration of Honour, third class. It's one of the most prestigious corporate titles. The awards ceremony took place in the Company's headquarters in Moscow and the General Director, Mr. Prokhorov, presented the awards personally. I was one of six other workers present from Norilsk Nickel Group, including from Kola MMC and other subsidiaries. The corporate holiday, Company Day, came just after the awards has been held. I was able to meet delegates from other Group companies and also get to know colleagues from Norilsk better.

Naturally, I got a warm welcome home from my team and my family were very proud. When it was announced, my friend said: "I can tell my grandchildren who my partner was".

The prize motivated me in my work. Firstly, it makes you want to work harder and improve performance. And secondly, I plan to get a second higher qualification. I'm going to study in the Norilsk Industrial Institute as an energy expert through evening classes.

The respect and high regard for award recipients creates high motivation. Winners are invited as guests of honour to corporate events, and their achievements serve as an example for new joiners. Award recipients have priority when enrolling for professional development programmes (training, secondments, including overseas) and to obtain additional social benefits and guarantees.

Career development

Professional development opportunities, such as professional training, promotion prospects and career development create effective incentives.

Our HR management procedures ensure transparent and fair rules and conditions for career development, equal opportunities for professional development and development of human creativity, equal opportunities in competing for both promotions and the right to be included within the management reserve.

Implementation of a targeted programme to raise both productivity and salaries/wages of employees

In 2005, the Company pursued a targeted programme within a number of core production business units to identify and eliminate inefficient jobs. The programme is designed to foster growth in both work productivity and, accordingly, remuneration of employees. The programme identified 869 inefficient jobs. The Company paid due compensation to employees being made redundant due to the elimination of inefficient jobs. Average salary paid by the Company to workers grew from RUR 30,200 in 2004 to RUR 33,800 in 2005.

Results

In accordance with the Company's target to maintain efficient and competitive salary levels supported by appropriate growth in labour productivity, the efforts of our staff and management during the reporting period enabled the Company to maintain its leading position in employee remuneration among the major Russian companies.

Movements in salaries/wages in 2002-2005 (in RUR)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
Russian Federation
Consolidated for enterprises covered by Report

4.2. Personnel development

The Company's HR development policy aims to provide our operations with productive and motivated personnel capable of fulfilling current and long-term objectives in accordance with the Company's Development Strategy

The main focus of the Company's HR development policy is to create the right conditions to promote the performance and creative potential of each employee as a basis for corporate loyalty and commitment. We pursue this policy by providing professional training, by recruiting young workers and specialists and helping them adjust to work conditions and also by building up a manager reserve and promoting career development of target groups of employees.

All HR development decisions are based on performance evaluation. We routinely analyse staff skills, appraise suitabilities and evaluate performance. When considering appointments for top management we use integrated performance evaluation techniques, involving the expertise of leading international companies.

Professional training system

The Company considers investment in professional training of its staff as an imperative to ensure long-term competitiveness, dynamic development, a higher value of human capital and, eventually, an increase in the Company's capitalization. Good quality professional training is not limited to ensuring sufficient personnel qualification to meet operational needs only. It also enhances dedication and commitment of the Company's employees, creates a favourable social and psychological environment in work teams and has a direct positive impact on corporate culture.

The Group's companies covered by this Report provided various training opportunities to 23,367 employees (43.1% of the staff on the payroll).

The Company uses a systematic approach to professional training, involving identification of training needs according to professional skills standards, training planning, process monitoring and valuation of the results. Our staff have training plans which include evaluation and certification of personnel, project training, new technology implementation training and creation of a personnel reserve.

Over 80% of all training events are carried out at the Company's training facilities. This approach allows us to better cover the specifics of the Company's operations and to optimize training programmes.

The Company involves leading national educational institutions to organise professional training for its employees, including the M.V. Lomonosov Moscow State University, the Russian Government Academy of Finance and Academy of Economics, the Russian Academy of Economy, Moscow State Mining University, Moscow Institute for Steel and Alloys, St Petersburg State Mining Institute, etc.; and leading foreign and Russian consulting companies such as PricewaterhouseCoopers, Deloitte & Touche, Bureau Veritas Russia; training companies and centres such as the Centre for Business Skills Development (CBSD), Management Training International (MTI), SRC Consulting Group, International Centre for Financial and Economic Development Group of Companies, Business Seminars Company and others.

In a rapidly changing business environment the need to update employees' knowledge comes to the fore, as does efficient knowledge management and sharing within the Company. The corporate distance learning system, which began in 2005, is designed to address these challenges.

The Company intensively uses video conferencing in its training programmes. It allows us to involve famous scientists, advisors and leading specialists in the training process wherever our students might be located.

Efficiency of the Company's professional training system was confirmed by an expert opinion as part of implementing and certifying the integrated system of quality management and environmental management which concluded that the Company's personnel training meets the requirements of international standards ISO 9001:2000 and ISO 14001:2004.

In 2005, the Company's professional training system was highly commended at the federal level. The Company won the national prize for High Social Efficiency Russian Enterprise in the Human Resources Development nomination.

Management reserve development

The Company sees employees with in-depth knowledge of production and a good work record as the core of its future HR potential and reserve.

We operate an internal management reserve training system, involving annual selection, through open contest, of the most talented employees as management reserve at the following three management levels: lower-tier managers (foremen), mid-tier managers (section or workshop foremen), and top-tier managers (directors, deputy directors of the Company's business units). To ensure the efficiency of the reserve size and related training costs, at all levels reserves are formed not by individual position, but by groups of similar positions based on three-year job opening forecasts. During three years, employees in the management reserve undergo comprehensive multilevel managerial training and are promoted to managerial positions based on their performance.



Interview with
Victor Laschyev

Acting Deputy Chief
of the Technical Department
Nadezhdinski Metals Factory
Polar Division of MMC Norilsk Nickel

In 2005, I was working as a furnace-operator. In July, I attended training and improved my grade from 4 to 5. Then I was promoted to shift foreman. I was trained at the production facility. At first, the Technical Department gave me an advanced training programme to jump from grade 4 to grade 5, a training diary and numerous instructions and assigned me to a coach and an instructor. My instructor was the senior foreman of the section, and my coach was a more experienced 6th grade furnace-operator and the lead man in my shift. The instructor was responsible for the theory. After the theoretical studies my coach showed me how to work with the equipment at my workplace. I worked 30 shifts with my coach. He was able to explain anything I asked him. He has been working in this division for 30 years and knows all the details. He had also had many other learners like me before. He trains almost all workers in our section. As a result I got a much better idea of the process technology and learned how various equipment works. Then I tried working with the new equipment under my coach's guidance and it went well. After the training I took the technology and work safety exam which was evaluated by the senior foreman and Deputy Chief of the Technical Department.

As I had a good record during the training session and obtained the required authorisations to perform various types of work, the leader of our section decided to appoint me as a foreman.



Interview with
Konstantin Maximov

Leading expert of the Technology Department
Norilsk-1 Mine Group
Polar Division of MMC Norilsk Nickel

Prior to 2003, I worked as a section mining surveyor at Oktyabrski Mine. In 2003, I was promoted to the position of deputy leading mining surveyor at Norilsk-1 Mine Group through a contest and in a year became the leading expert of the Technology Department. In 2005, I was included in the mid-tier manager reserve group and later I was transferred to the top-tier manager reserve.

The Company thinks about its future and develops personnel reserves to have appropriate replacements for managerial positions at all levels. Initially, the Company identified the positions which needed reserves. Later, they evaluated and selected candidates. For evaluation, the Company organised testing, interviewing and business role-playing. The role-playing was filmed and then evaluated by specialists. As a result, 25 people were selected for the second round of evaluation, a strategy session. In the strategy session we took part in a business role-playing and top managers of the Polar Division assessed our performance. I got through all the selection rounds and was included in the management reserve.

One of the memorable reserve training events I attended was secondment to INCO companies in Canada in May 2005. During this secondment we visited an INCO enrichment factory and metal plant in Sudberry and their research and development centre in Toronto. We worked a lot there – from morning to late at night. We also met INCO management and visited the production sites. It was very interesting, informative and useful.

In 2005, we were also taught project management in Moscow. This is a vital issue for us because these management theory principles are often used in practice. In addition, we met the Company's management who told us about the goals and objectives set in their areas of responsibility and about the Company's plans for the future. We also met Hypronickel Institute specialists who told us about new developments in the mining and metals industry.

Now I attend the LINK International Management Institute to get a Professional Manager qualification. This is a one-year development programme for managers.

The reserve management method adopted by the Company annually reviews the number of participants and extends the arrangement for another year. This method ensures a high utilization rate and regular movement of employees from the bottom up.

In 2005, the Company developed a standard top management reserve development programme consisting of two main modules – theory (fundamentals of management, including personnel, project, finance and economics management, etc.) and practice (traineeship).

Each employee assigned to the reserve has a development plan that provides for comprehensive management training over three years and, based on results, appointment to vacant managerial positions.

On the basis of the Group companies covered by the Report, a management reserve of 725 people was formed from 1,000 candidates. And 102 of them have already been promoted to relevant positions.

Staff recruitment

Selection and recruitment is competition-based and carried out both in the labour market and among students and graduates of higher educational institutions of Russia and secondary and basic vocational schools in the areas where the Company operates.

We engage leading recruitment agencies such as Ward Howell International, Morgan Hunt, Rosexpert, Penny Lane, etc., to look for qualified specialists. Databases with over 170 thousand CVs are an efficient tool of targeted selection of specialists. These databases are regularly updated by specialised organizations at the Company's request.

The Company operates programmes aimed at competitive selection, recruitment and employment of young people and at adjustment training. Under these programmes the Company creates different trainee jobs in accordance with its business needs for workers, college students and young specialists. Trainee recruitment is competition-based and carried out in the local labour market and among students and graduates of the leading higher educational institutions of Russia.

The hiring process is complemented by the Knowledge Exchange Programme which provides for theoretical and professional training of programme participants at their trainee workplaces and their evaluation. The final decision on whether to hire a participant or not depends on their performance. Overall 398 people were employed by the Company's business units under this programme in 2005.

College and university students and graduates interested in jobs offered by the Company's business units are given an opportunity to take part in the Professional Start and Trainee Programmes. These Programmes allow fourth and fifth year students and graduates to undergo practical training and a trial period at trainee workplaces in the Company's enterprises. The programme participants receive practical professional training in the operating environment under the supervision of experienced coaches, undergo social adaptation and are involved in the life of work collectives (sport, cultural and other events). In the course of these programmes they pass a number of evaluations which serve as a basis for the Company's decisions to hire graduates and to provide additional target-oriented training for students in colleges and universities. In 2005, 419 students and graduates from 15 specialized colleges and universities of Russia took part in these programmes.

For highly-specification jobs, the Company implements target-oriented recruitment techniques: a centralised computer-based database with over 200,000 CVs, as well as Internet advertising on specialized recruitment websites.

In 2005, 2,104 people were selected and hired for full time positions (for the Group companies covered by the Report), including 1,125 young specialists and workers under 30.

In 2005, we undertook an occupational guidance exercise together with Russia's leading high schools which covered over 2,500 secondary school pupils in St. Petersburg, Magadan, Norilsk Industrial Area, Murmansk Region, Krasnoyarsk Region and Irkutsk Region. We organized regional school competitions in mathematics, physics and chemistry. Roughly 1,000 pupils took part in the competitions. We also conducted an international students' scientific conference covering mineral resource development problems, in which 350 young scientists, post graduates and students from 26 Russian mining and metals universities and colleges, and students from Germany, Poland, Rumania, Canada and USA took part.

Target staff groups

We target certain staff groups based on criteria that we regard as key to achieving our corporate objectives.

In 2005, the Company continued implementation of the target staff group projects.

The Counsellors' Academy Project promotes knowledge transfer and coaching of our young employees by experienced senior workers and helps instil corporate values. The project provides for organizational and technical assistance to coaches, an environment for developing their teaching skills, efficient co-operation with line managers and HR departments to ensure professional knowledge and skill transfer to young workers. In 2005, 610 highly qualified workers were involved in the Counsellors' Academy Project who trained over 800 young employees.

The Leader Movement of Young Specialists (MYS) develops our young specialists' creative approach to business performance improvement; it acts as an incubator for future Company executives. In 2005, this project covered the following areas: professional adaptation of newly hired young employees; development of leadership and managerial skills; fulfilment of creative, innovative, inventive and intellectual potential; promotion of physical fitness and sport, healthy lifestyle and corporate spirit. In 2005, about 1,000 people were involved in the professional adaptation activities and 350 young specialists took part in the programmes aimed at leadership and managerial skills development. During the year, approximately 9,000 young specialists took part in MYS activities; in other words, almost every young employee was involved in the project.

The Foreman's University targets lower-tier managers whom we assist in obtaining higher qualifications, managerial and leadership skills and thinking. To achieve these goals in 2005, we organised events for this targeted group aimed at improving the social status of foremen, fulfilling their productive and technical potential and acquiring managerial skills. During the year, the Foreman's University Project attracted 1,590 people (about 50% of the total number of employees in this category).

The HR Club brings together HR specialists with good career prospects. We assist the members of this target group in their professional development and in using up-to-date human resources management techniques. The HR Club takes steps to help HR management to meet objectives set by the Company, to assist HR departments with professional advice on the solution of problems they face (experience, information and opinion exchanges on various aspects of HR policy). In total, 960 people took part in HR Club events in 2005.

The Women's Perspective is a network of creative and energetic female employees whose initiatives we support. In 2005, over 18,000 employees from 22 business units were involved in this project. We conducted 19 events at the business unit level and 8 events at Company level. According to the employees, their participation in this project helped them to widen their circle of contacts and meet other positive-thinking people.

In 2005, the Company organized 94 events for employee target groups involving 34,500 people.

Our staff surveys show that work with target groups has a multiple effect. Target groups foster self-esteem and recognition amongst members, as well as positive thinking in respect of the Company, which is transmitted to wider audiences among employees and Norilsk residents.



Interview with
Sergei Papushev

Electronics engineer, Thermotechnical Measuring Lab, MPO Norilskavtomatica Polar Division of MMC Norilsk Nickel

I have been involved in The Leader Movement of Young Specialists (MYS) since 2004. I learned about MYS from their site on the corporate network, read articles about the Movement and its activities, looked through the notes of the members and photo essays about their events and decided to join this youth organization. And recently, at MYS' conference convened to hear reports and elect new leaders, I have been elected the leader of the MYS's information and training sector.

Participation in MYS facilitates my personal development and has a positive effect on my professional career, primarily through development of managerial skills. MYS unites different people from specialists to managers. To reach their level, you often need to study special materials. Additionally, you gain experience through MYS activities. On the other hand, you can gain a lot of new information, including about professional matters. Certain things can be learned only from free and informal discussion when your colleague can spend additional time on your education. And, of course, MYS's training and business events play an important role in acquiring managerial skills.

When in MYS, I took part in many sports events: Norilsk Nickel Ski-Track Marathon, a table tennis tournament, paintball and other competitions. There were training and business events: training sessions, leadership and interpersonal communications seminars, a research and practice conference. In autumn, we went to St. Petersburg to attend the National XXI Century Leaders Competition. I also took part in the Choice Spearhead which was responsible for occupational guidance of school pupils.

Most of all I liked the "What? Where? When?" Panel Games organised by NIKoNN corporate intellectual club. To participate in these games, you need to have a wide area of knowledge and a logical mind. It's challenging. You begin feeling an urge to develop and expand your knowledge.

MYS unites people with a proactive attitude to life. No-one is indifferent – only people with ambitions join MYS. For me, MYS membership is a both a test of strength and school of life simultaneously. For example, I am interested in organisational work. When in MYS, I understood certain things which cannot be learned in textbooks. Of course, it was tough, but now I have experience and understanding as to how to organise an event or build a team.

MYS helps young specialists to fulfil their inner potential and, even more importantly, motivates you to do it. Let's take sport for example. Many sport competitions, including corporate ones, are conducted at a very high level between strong athletes. Young specialists will fall behind in these semi-professional competitions and this does not encourage them. And sport events conducted by MYS guarantee even conditions to young specialists. On the other hand, participation in competitions encourages development and promotes better athletic performance amongst MYS members. People try to keep pace. Many people discover new talents for themselves when taking part in MYS events.



Interview with
Sergei Zakharov

Foreman of Komsomolski Mine,
Talnakhskoe Mine Group
Polar Division of MMC Norilsk Nickel

This year will be the tenth anniversary of my residence in Norilsk. I came to the city after I graduated from the Krasnoyarsk State Academy of Non-Ferrous Metals and Gold and was offered a job at MMC Norilsk Nickel. I had visited mines before as part of my work experience, but I was stunned by what I saw in the Norilsk mines. I had an impression that it was another city only underground.

My career at Komsomolski Mine developed from an underground stoping area shaftman to shift foreman, where I learned all mining jobs to perfection. The section where I work today is the most difficult due to geological factors. Work in this environment requires ongoing innovation. We have to continuously improve our efficiency. I am also a member of the production improvement programme as a leader of the Mining and Stoping Workings Unit. I put forward over ten proposals designed to improve equipment efficiency, to optimize repairs and maintenance work, to reduce manual labour content, to optimize material and energy consumption.

In my opinion, a foreman is not just a line manager but a specialist who has achieved a high level of expertise in his profession. This is what I try to teach my young guys. I personally taught five young workers all the details of my trade. But what is most important, in my opinion, is a serious attitude to our work and discipline. Young specialists have breath-taking prospects for career development in the Polar Division. Take me as an example – Norilsk Nickel has done everything to develop my expertise as a specialist and a professional. The Polar Division of MMC Norilsk Nickel trains its mid-tier managers with great care and diligence. A personnel reserve is formed at all levels – from top management to trainees for ordinary jobs. Staff are evaluated based on internationally accepted standards. Through my participation in the industrial and technical conferences and training sessions I have discovered new abilities of my own, which I had no idea about before. This helped me to develop a new insight into the manufacturing environment and my role in it.

4.3. Health, Safety and Recuperation

The Company values its employees' life and health above profits or any other business objectives. We seek to eradicate industrial accidents and the negative impact of production conditions on employees' health

Occupational Health & Safety Programme

The nature of the Company's mining and metallurgical production process and the harsh work conditions for key production staff demand that the Company's management pay special attention to safety in the workplace.

In 2005, the Company embarked on implementation of a Targeted Programme for Occupational Health and Safety (OHS) Improvement (the "Programme") which envisions a whole range of OHS improvements, development and implementation of OHS standards and putting in place a set of precautions. These measures are largely aimed at preventing occupational accidents and diseases.

Occupational Health & Safety is achieved through:
- technological improvements to production;
- providing employees with modern and effective protective gear and equipment (both individual and collective), special clothing and special footwear;
- carrying out sanitary/hygienic improvements;
- promoting a safety culture amongst staff;
- training in work safety measures;
- monitoring and controlling the OHS system.

To promote occupational safety, we introduce new equipment and modern technologies. In 2005, by using remotely operated load-haul-dumpers at mines we considerably increased production of ore without using miners in the open-pit bench, thereby reducing risks inherent in mining. With special-purpose self-propelled diesel vehicles, the Company replaced manpower for such labour-consuming operations as reinforcing and supporting mine workings and blast-hole charging. The Company put into operation a pilot project to maintain mining machinery in good condition with the use of the product Mincom Ellipse (Australia). The Company's ore enrichment factories streamlined their high-grade ore enrichment technologies at the Talnakh deposit to reduce sulphur in furnace-loading by 4.5% per ton of nickel. After six months' renovation work, the second flash smelting operation line was put into operation at the Nadezhdinski Metals Factory.

The Company provides its employees with collective means of protection, special clothing and special footwear tailored to the specifics of the Far North, which gives the staff maximum comfort and protection against hazardous conditions.

Employees working in contaminated conditions are issued cleaning and decontaminating agents, while employees working in harsh conditions are provided with special healthy meals over and above statutory requirements.

Employees undergo obligatory medical check-ups both upon and during their employment, as well as appropriate medical certification procedures. In 2005, about 40,000 employees underwent medical check-ups to detect occupational illnesses in their early stages. At any suspicion of an occupational illness, staff receive appropriate treatment and are reassigned to different duties in non-hazardous conditions. In addition, staff receive additional training to obtain a different qualification.

Employees working in hazardous conditions undergo preventive medical treatment at the Company's preventive treatment facilities while continuing their regular work.

The human factor largely determines the industrial safety level, and therefore, the Company places particular emphasis on creating relevant incentives and training employees in safe labour practices.

The Polar Division business units carry out quarterly reviews of their managers' and specialists' OHS compliance. The results of these reviews affect decisions on bonuses and promotions.

In addition, business units hold OHS contests run by committees representing both the Company management and work teams. The winning business units are granted additional funds for bonus payments to the employees involved in injury and accident prevention activities.

OHS offenders are subject to administrative and material penalties.

OHS training is carried out in accordance with the corporate standard Employee Training in OHS.

The Company operates the following three-tier system of OHS monitoring and control. The first control level targets work-site arrangements. Control is exercised with the help of representatives of work collectives responsible OHS – 1,496 people in total in 2005. The second and third levels of control are performed by special OHS commissions, which are set up in workshops and at business units from among staff and managers. These controls focus on examining the condition of a plant, its equipment and surroundings, compliance with equipment and transport vehicle servicing schedules, that workers have high-risk work permits, fulfilment of employee OHS briefing and training plans, as well as availability of protective gear, compliance with established work/life balance guidelines, healthcare and preventive treatment service levels, emergency plans and workshops' and employees' emergency drilling.

We record all industrial accidents and occupational illnesses. All accidents are thoroughly investigated in accordance with regulations. An accident investigation recommends measures to prevent its reoccurrence.

Efficiency and effectiveness of OHS measures

The Company's occupational health and safety policy has produced results. Accidents are in decline over recent years. In 2005, the number of occupational accidents per one thousand employees was down 8% on the previous year (see: Appendix 1); in absolute figures its stands for 2.4 versus 2.6 year-on-year. If we factor in this figure the accidents that occurred in the consolidated subsidiaries of the Company in 2005, equal 2.3. Also, in 2005 work time losses from occupational accidents decreased to 83% of the 2004 level.

Social conditions at production facilities

Ensuring proper, modern social amenities for our people is an integral part of our drive to become a leading mining and metals company and helps to improve work standards and productivity.

We have over 600 social amenities such as cafeterias, canteens, changing rooms, shower rooms, laundry rooms, production facility recreation rooms, first-aid units, gyms and workout rooms.

Repair and refurbishment of amenities is carried out under the Social Amenities at Production Facilities Programme, which has been running since 2003.

In 2005, after a period of renovation and re-equipment, four canteens were opened under the Social Amenities at Production Facilities Programme; six business units completed refurbishment of their changing rooms, shower rooms and first-aid units; new equipment was installed in the canteens and cafeterias at another five business units; 40 mobile homes designed for Far North conditions for shift work were purchased; new sets of gym equipment and exercisers were acquired for the Company's gyms.

In 2005, over RUR 210 million was spent under the Programme.

Recuperation and Health Resort Treatment

The harsh climate of the Far North, together with specific working conditions at the Company's enterprises, require that special care be taken of employees' health. Target-oriented public health programmes are in place to provide recuperation and health resort treatment to employees and their families.

We provide recuperation and medical preventive treatment to employees mainly at our own recuperation facilities: Valiok recuperation and preventive medical centre (Norilsk) with 360 beds, Yenisei health resort and preventive medical centre (Dudinka) with 100 beds, and Zapoliarie health resort (Sochi) with 1,420 beds. Staff are also entitled to take necessary treatment elsewhere.



Interview with
Yuri Klimov

Crusher Operator at the Nadezhdinski Metals Factory B.I. Kolesnikov Polar Division of MMC Norilsk Nickel

I've been working in the Company for nearly 20 years, of which 15 were as a crusher operator in the smelter shop of the Nadezhdinski Factory. The harsh climatic conditions of Norilsk have adverse effect on people's health. That's why I always try to spend vacations in the South. If I have a chance, I prefer to stay at the Zapoliarie on a discount voucher for health resort treatment. I've been there quite a few times.

I believe the Zapoliarie health resort features the best possible cost-benefit ratio. Everything is right on the mark there, starting from the moment you arrive at Sochi airport where Zapoliarie's bus takes you to the resort. I've always been happy with their standards of service. Every room is fitted with comfortable furniture, a TV, fridge and air-conditioner. The balcony has a beautiful view of the sea.

Nature around Sochi is a healer in itself: the city provides ideal conditions for rest and recuperation. The Zapoliarie health resort offers a wide spectrum of medical services and up-to-date equipment for comprehensive medical examinations. Doctors tailor medical procedures for each guest. One can take a course of massage or laser therapy and get advice from medical specialists, if needed. It's common knowledge that people go to Sochi to take the waters from the Matsesta spring and to bathe in the Black Sea. Zapoliarie also has a heated swimming pool and other attractions. The Zapoliarie health resort has everything that kids could want. They arrange various daytime parties and competitions; there is a games room and playgrounds. Those who like sports will also be comfortable in the Zapoliarie: they can play volleyball and basketball, there are two lawn tennis courts and an excellent gym.

My family is keen on sports and games. I like football, my wife likes aerobics, my son likes swimming and my daughter likes figure skating. I think that helped us to qualify for the final in a competition called Daddy, Mummy and Me – a Family of Athletes and to take part in a corporate event in September 2005 at the Zapoliarie. Unfortunately, we did not make the top three places, but hope for better luck next time.

Rest in Sochi means continuous movement. We had a great time at the water park and the tree nursery, made a tour of a beekeeping farm and a trout farm. Both myself and the kids had a great time at the sea park. In the evenings, we could enjoy a cup of coffee, watch a movie in the cinema hall or play bowling. There were quite a few guys from Norilsk in the Zapoliarie health resort, and I was pleased to meet them.

I believe this type of recuperative holiday not only improves your mood, but it is also good for the health. It's also noteworthy that the cost of family recuperation in the Zapoliarie (which is one of the best health-centres in Russia) for Company staff is reasonable because the Company pays a considerable part of the expense. I look forward to visiting the Zapoliarie again.

Zapoliarie Health Resort

- Zapoliarie health resort is located on the Black Sea coast in the Caucasus. This recuperation health resort stands on a 17.5 hectare site and includes seven accommodation buildings, a diagnostic and treatment centre, a therapeutic centre, a full-service spa complete with a swimming pool, gym, open air and indoor concert halls, a boating pier, and a cafeteria. A 7,500 m^2 beach is only 20 meters away.
- Zapoliarie health resort specializes in cardiac and neurological problems and treats cardiovascular, orthopaedic, respiratory and peripheral nervous system illnesses. The treatment offered by the facility has been specifically designed to take into account the work conditions and harshness of the Far North and the typical illnesses and complaints associated with it.
- Zapoliarie health resort has been in operation for more than 40 years now, and for many generations of the Company's employees has become a familiar and valued feature.

In 2005, the Company issued 36 subsidised vouchers for health resort and recuperation treatment per one hundred employees (for the Group enterprises consolidated within the Report).

Recuperation programmes for children of staff involve summer camps located in regions with a favourable climate (Krasnodar Region, Krasnoyarsk, the Moscow area and abroad). All Company staff are eligible to send children to recuperation centres. 1,250 employee children in 2005 spent summer vacations at children's camps.

Our investments in creating favourable conditions for our peoples' physical well-being and fitness, in therapeutic/preventive measures for early detection of illnesses and arranging adequate treatment are efficient both from a social and an economic point of view.

Improving children's health and disease prevention, and providing high quality leisure and recreation for children during their summer vacations helps address a range of staff-related concerns, helps foster a positive attitude towards work commitments and improves performance.

Programme funding

Recuperation and health resort treatment programmes are financed by the Company and its subsidiaries based on principles of joint funding, which means that funds are provided by the companies involved, employees themselves and state social insurance funds. Joint funding of health resort vouchers by both the Company and its employees promotes awareness of health and preventive health practices among employees.

In 2005, the Company's expenses on funding subsidised vouchers was RUR 315.5 million or 75.5% of the total cost of the recuperation and health resort treatment programme; employees themselves paid 16% of vouchers' cost.

Children's recreational programmes are funded by the government social insurance system, from our own profits and from employee contributions. In 2005, health and recuperation programmes were funded from these sources by 38%, 42% and 20%, respectively. The Company provided RUR 21 million to that end in 2005.

Effectiveness of the Company's employee recuperation programme

Better healthcare services and increased employee participation in recuperation programmes have improved the sick day ratio and work efficiency.

The sick day ratio continued to fall in 2005. Total average sick days in 2005 amounted to 6.5 days per employee as compared with 6.7 days in 2004.

Better health has a bearing upon work time losses. We carry out regular surveys of our people who have received health and recuperation services at the Company's resorts. Our experience shows that these employees have 15% – 30% higher work attendance than other employees.

4.4. Corporate culture development

Corporate culture development is a key factor of ensuring the Company's long-term competitive edge in the current business environment.

As part of its corporate culture development, the Company pursues a policy of fostering a spirit of mutual respect, corporate loyalty and commitment among its staff, as well as pride in the results of their work.

The main objectives of the Company's policy in this respect are:

- Developing corporate business ethics;
- Improving staff identification with the Company based on corporate symbols;
- Arranging corporate events aimed at team building and bringing together all our people, regardless of their position in the Company.

Norilsk Nickel's Ethics Code underpins corporate culture development. The Code aims to create an atmosphere of trust and mutual respect in work teams, to promote productivity. The Code sets the expectations for employees' personal qualities and behaviours with which our staff should comply.

It provides for good relations between superiors and subordinates, expectations of behaviour in relations with external organisations, procedures to deal with conflicts of interest and sets out standards of professional behaviour when working overseas.

Compliance with the Code is a key element of a comprehensive and unbiased assessment of an employee's personal and professional characteristics, which are taken into account for the purposes of the promotion and remuneration.

Key elements promoting corporate identification and loyalty, team building and fostering pride in the Company are Norilsk Nickel corporate symbols, including the Company logo, flag and anthem, and also the Company's Decoration of Honour – the highest corporate award.

Staff self-identity as team members is fostered by distinctive design of work clothing, which, apart from promoting comfortable and safe labour conditions, demonstrates a specific corporate and industry style.

We arrange corporate celebrations, cultural and sports events which play an important role in team building, fostering corporate loyalty and pride in the Company's achievements and employees' physical and cultural development.

Corporate events are conducted on a regular basis. Company Day occupies a special place in the hierarchy of annual company-wide events and the best performers from all company enterprises attend the festivities. The Company Day event is used for rewarding the highest performing employees. Around 1,500 people attended Company Day celebrations in 2005.

We celebrate occupational holidays and mark key dates in the development of our operating companies. Such corporate events have long history and the majority of staff participate.

In 2005, we celebrated the 70th anniversary of the Company's major production enterprise, Norilsk Mining and Metals Plant (currently the Polar Division). The celebrations culminated on Metal-workers' Day. Overall more than 150,000 employees, Norilsk Industrial Area citizens and guests took part in the anniversary events.
Another traditional holiday marked at the corporate level is New Year.

Given the significant proportion of young people among our staff, we focus on their development. The Norilsk Nickel Smart and Clever Club is another successful initiative. Its membership includes over 300 young specialists. Competitions of the teams from different Group companies are watched by thousands of people in Norilsk.

We have been operating a Children's Club programme for five years. It encompasses the Group employees' children. The programme focuses on showing distinctions and benefits of the Company's business, promoting respect for their parent's work and enhancing children's involvement in Company life.



Interview with
Lidia Vorontsova

Crane Operator,
metal workshop of the Copper plant
Polar Division of MMC Norilsk Nickel

I have been involved in sports since childhood. I tried a great variety of sports – table tennis, skiing, field-and-track athletics – but volleyball is my main and favourite sport. I am actually a professional volleyball player and took part in two international championships. I began to enjoy volleyball at school when I was 13. When I began working at the copper plant, I made friends with the director of the gym who invited me to training sessions. I have been playing in the copper plant's first team since 1994. Normally, we have our training sessions in the copper plant's gym three times a week. We have a good team and play well.

Every year we take part in the Polar Division's Olympics. We have won volleyball competitions eight times since 1994. And in total the copper plant's teams won almost every year.

As part of the corporate sports development programme, we went to Monchegorsk last year to play the Kola MMC team. The competition was well organized and the fans gave us a lot of support. It was like everyone was waiting for this volleyball tournament.

In Norilsk, we also have our own fans and home support. Many people in Norilsk attend sport competitions because they simply love sport.

To achieve these goals, we organise Company Day events at schools, open career guidance rooms, give books published by Norilsk Nickel to the first-grade schoolchildren on the 1st of September. These books tell stories about the Company's business in a way that young children can understand.

The corporate children creative work contest, Road to Tomorrow, has become a tradition. In 2005, around 2,000 children took part in this contest. At the end of the contest a mobile exposition of the prize-winners' work toured almost all production sites of the Company. The Children's Club activity is covered on the special website www.nickelca.ru which has around 5,000 hits a month.

An important tool of corporate culture development is promotion of sport, a healthy lifestyle and fitness among the Company's employees as a means of enhancing their productivity and efficiency. This is especially important for people who work in the severe climate of the Far North combined with the impact of specific production conditions.

Corporate-wide sports events are organised by the Council for Promoting Physical Education and Sports at Norilsk Nickel, its subsidiaries and associated companies. The Council includes Company managers and representatives of sports associations and Administrations of the regions where the Company operates.

Corporate-wide sports events embrace virtually all the staff – one in four employees is regularly involved in physical exercise and sports.

The Company regularly holds corporate sport competitions in which the teams of the Company, its subsidiaries and associates and local teams take part. Competitions include cross country skiing, track-and-field athletics, mini-football and volleyball.

To facilitate and promote a healthy lifestyle, the Company sponsors high-performance sport and national athletic clubs: CSKA Basketball Club, Moscow Football Club and Norilsk Nickel Mini-Football Club.

Corporate sports events give a new momentum to the development of mass sport both at the Company's enterprises, subsidiaries and in the areas where it operates overall. More and more local people get involved in regular physical exercise and sports and begin to adhere to a healthy lifestyle.

4.5. Socially responsible restructuring

Targeted social adaptation programmes embracing staff laid off in the process of Company restructuring reduce social risks for both the staff and the Company and also create opportunities for improving production efficiency through recruiting better performers.

In our bid to improve performance and become a leading mining and metals company worldwide, Norilsk Nickel, like so many other major Russian companies established during the Soviet era, is undergoing a large-scale restructuring. Among other things, the restructuring targets a more efficient headcount, as well as an improved age and qualifications profile. At the same time, we are well aware of the social implications of the restructuring, and we are committed to mitigating them, both for laid off employees and local communities.

Without a concerted social policy, redeployment or laying off staff has an adverse economic and social effect on employees and their families and also leads to higher unemployment in local communities. These processes pose a particular social threat in the Far North regions where the population has limited mobility as a result of the high costs involved (e.g., high airfares, lack of household savings to purchase housing "on the mainland" and other relocation expenses).

Background information

□□□□

- The Company's restructuring process began in 1996. Over the recent period all retail outlets, some Norilsk housing maintenance entities, some non-core construction business units and social assets (utilities and amenities, and kindergartens) were spun-off and reorganised into independent entities.
- In 2005, the Company embarked on serious restructuring of its management system. The Company started putting together industry-based groups to integrate business units and entities with similar patterns of activities. Spinning off Norilskenergo from the Polar Division and the subsequent establishment of a new company, OJSC NTEC, based on energy-generating assets and networks of both Norilskenergo and OJSC Taimytenergo, became one of the first steps to put in place an organizational structure meeting the modern requirements that underpin management and control of a major international corporation.
- As a result of structural changes, the Company's payroll was reduced by nearly 60% between 1996 and 2005. Yet this significant reduction in the Company's payroll was not accompanied by any increase in social tensions or higher levels of unemployment in the region owing to timely implementation of social adaptation programmes.

To mitigate social risks, the Company applies a whole range of measures, including targeted social adaptation programmes.

Social adaptation programmes support restructuring and tackle specific tasks that arise during the process. They aim to provide support to redeployed or laid off employees upon divestiture of non-core assets and termination of some functions, to reach the objectives of timely staff rotation and to promote an optimal employee age-structure.

We succeed in minimising the social implications of the restructuring primarily via training and professional development courses made available to redundant employees who are then transferred to other business units within the Company or outside entities located in Norilsk.

In addition to the retaining programmes, we run special compensation schemes based on social methods which help various employee groups adapt in society with due regard for their interests (social adaptation programme costs are detailed in Annex 1).

Dynamics of the Company payroll number and the number of people registered as unemloyed with Employment centre of Norilsk (1996-2005, at the year end)



140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
120,096
4,626
102,836
9,736
91,058
10,494
75,161
8,610
71,533
4,590
69,111
4,557
61,105
4,965
59,347
4,386
56,099
4,600
48,733
4,108
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Polar Division's payroll number
Number of people registered as unemployed with Employment Centre

Mothers' Rights programme

To facilitate the process of headcount optimisation, the Company launched a Mothers' Rights programme that targeted social adaptation of working women with children between three and seven years old.

The programme drivers include: a) improvement of performance efficiency as production efficiency of women with small children tends to drop against the 24-hour mining process background; and b) due consideration for the public interests as raising children at home is more effective especially given the shortage of children's nurseries and kindergartens.

The programme provided material aid to 360 women in 2005. Over 2,826 working mothers have benefited from the programme since its inception.

Incentive schemes to facilitate voluntary retirement of pension-age employees

Factors underlying the development of incentive schemes to facilitate voluntary retirement of pension-age employees

- These programmes were developed in response to the increase in older employees due to various historic and cultural factors.
- In the Soviet era, the Far North life/employment option tended to be popular. People came to the North to earn a good salary and a decent pension. Salaries and wages paid by the Far North enterprises were high and allowed employees to put aside money for buying residential housing in regions with a more favourable climate and enjoy a good standard of living when they retire. On reaching the eligible retirement age for receiving the "Northern" pension, employees tended to leave the Company and move to "the mainland".
- In the 1990s, this employment and mobility system collapsed. Northerners could no longer relocate to the mainland upon retirement as their savings had devalued. The government no longer funds the Far North pensioners' relocation programmes.
- Statutory labour pensions are not enough to ensure a decent standard of living in the North. The average pension to subsistence level ratio is much lower for pensioners of the northern regions as compared to an average Russian pensioner. Currently, the average pension amounts to about 90% of the subsistence level for pensioners residing in the Krasnoyarsk region areas located in the Far North, and to 105% for Russia in general. The gap between the average salary and pension in the Far North is much larger than in the rest of Russia: while on average pensions in Russia amount to 27% of salary levels, in the Far North the ratio is 15%. Thus, northerners' living standards drop more significantly upon retirement as compared to an average Russian pensioner. This accounts for the reluctance of the Company's mature employees to retire on reaching the statutory retirement age.
- By the end of the 1990s the annual number of retirees from the Company had dropped by one third compared to the mid-1990s. The increased proportion of working pensioners seriously limited the professional and career development of Company personnel.

Corporate pension schemes motivating voluntary retirement of pension-age employees (Six Pensions, Lifelong Professional Pension (for those with an excellent track record) and a new pension scheme launched in 2005 (Additional Pension Payment) were instrumental to a socially responsible restructuring.

Six Pensions Plan

- Under the Six Pensions plan, retired Company workers receive, in addition to statutory pensions, monthly material aid equal to six statutory pensions for two years after retirement. Since then, 7,375 Norilsk Nickel employees who reached their retirement age (including 36 people in 2005) were able to relocate to more hospitable areas and adjust successfully to life on the mainland. In 2005, under this programme average monthly payments to Company employees amounted to over RUR 22,000. As at the end of 2005, the plan had 181 recipients.

Lifelong Professional Pension

- Under this programme, the Company pays its pensioners, in addition to a statutory labour pension, a lifelong corporate pension double the size of their labour pension. So far 1,417 people have benefited from this programme, including 42 employees in 2005. On average, a monthly allowance payable under this programme in 2005 was RUR 10,100 per person. At the end of 2005, the number of recipients in the framework of this program reached 1,349.

Additional Pension Payment

□□□□

- This program was launched in January 2005. The terms of the program provide for a one-off payment to employees aged 55 and over, with at least 15 years of service with the Company, upon their retirement from a business unit where a position is discontinued. When calculating the size of these payments, we take into consideration the labour contribution of the employee measured in terms of their length of service and awards, and also give due regard to the work conditions. In 2005, 75 former employees of mining, metals and ore enrichment business units became beneficiaries of this program. On average, a one-off payment under this programme in 2005 was RUR 500,000.

One of the mandatory conditions underlying these three plans is that corporate pensions are only granted if a relevant ineffective job is eliminated. The targeted nature of these plans has enabled a significant downsizing of inefficient jobs and a considerable improvement of productivity against the backdrop of social stability The Company also implements an Additional Corporate Pension, a social programme that unlike the above pension plans, targeting staff rotation and maintaining an optimum personnel age group.

Additional Corporate Pension

□□□□

- Under this programme launched in 2003, the employee selects the form of payment on his own – either a monthly corporate pension for 5 years, or a lump sum payment upon resignation. In 2005, 479 employees of the Polar Division and 44 employees of Norilskenergo, a branch of the Company, joined the programme (1,431 people since the programme began). Most of these opted for a lump sum payment. In 2005, the average lump sum payment to a former employee was RUR 264,000, and the average monthly payment was RUR 4,227.

Lump Sum Retirement Payment Programme

To ensure efficient staff rotation, the Company has launched a programme of lump-sum retirement payments that creates economic incentives for staff of all age groups to resign on a voluntary basis. The programme mainly covers staff resigning as a result of the Company's non-core asset spin-offs.

Lump Sum Retirement Payment Programme

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- Launched in 2003, the programme is open to Company staff with at least a 10-year history with the Company. The amount of lump sum payments on retirement and relocation is set with due regard for employment history and work contribution. Since its launch, 2,543 employees have applied, including 788 employees of the Polar Division and 147 employees of Norilskenergo in 2005. The 2005 average lump sum payment to employees of the Polar Division was RUR 158,000.

In 2005, our social adaptation programmes involved 1,427 employees, a large part of whom were of pension age and moving to regions with a better climate. This provided for a more effective personnel rotation and an increased intake of young workers and specialists.

Social support programmes allowed over 1,400 retired employees to relocate to the mainland in 2005. They also assisted staff rotation due to internal staff mobility and hiring younger staff.

In the course of transition to the industry-focused management model, 191 employees of Norilskenergo received material aid within the framework of the Lump Sum Retirement Payment and Additional Corporate Pension programmes. In creating OAO Norilsk-Taimyr Energy Company this helped to achieve headcount optimisation in a socially acceptable manner.

4.6. Local development

Assisting social development, care for the young and help to socially vulnerable groups in operating locations, especially in the regions where they represent city-forming entities, are fundamental to the social stability required for the Company's efficient operation.

Norilsk – city in the Arctic Circle

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- Norilsk is one of the largest cities in the Arctic Circle and stands on permafrost. The municipal region of the City of Norilsk includes the Central District and districts Talnakh, Kayerkan and Snezhnogorsk. Traditionally this territory is called Norilsk Industrial Area. Norilsk has a population of about 220,000. The average age is 31.
- Norilsk was founded in 1935 to construct mining and metallurgic integrated works. The first townsmen were geologists, researchers and prisoners of Norillag – the Norilsk Labour Camp, which existed from the late 1930s to mid-1950s.
- The people of Norilsk and employees of Norilsk Nickel commemorate those who built the city and Norilsk Nickel. The Norilsk Golgotha memorial stands at the bottom of the Schmidt Mountain in remembrance of Norillag. In 1991, a memorial plate was unveiled at the site. It reads: "To the first builders of Norilsk – victims of political persecution from 1930-1950, whose labour and talent created Norilsk Nickel and the city on permafrost".
- Norilsk was given city status in 1953.
- Norilsk, a modern, well-developed city located within the Arctic Circle, is a phenomenon. The city is built on permafrost. There are over 1,000 modern apartment buildings and 120 kilometres of city roads. Almost all residential houses and municipal buildings have central heating, hot and cold water supply, sewerage. Apartment buildings have elevators and garbage chutes.
- The city has a large network of educational institutions, including 34 kindergartens, 69 comprehensive schools, three technical vocational schools, an Industrial Institute, polytechnic, teaching and medical colleges, an arts college and a Scientific Research Laboratory for Arctic Medicine of the Russian Academy of Medical Science. There are also numerous sports, social and cultural facilities.
- Norilsk has the world's northern-most professional drama company, the Mayakovsky Theatre. Its first performance was held on 6 November 1941, and most of the spectators were inmates of Norillag. Since that time, approximately 600 plays have been put on stage. In 2001, Norilsk Nickel Company provided financial aid to renovate the theatre. Now the theatre meets all modern requirements and standards.
- The Norilsk Industrial Area Exploration and Development Museum has outstanding collections, including the geological and mineralogical collection and the ethnographic collection. There is also a unique collection of objects used in everyday life that were produced by Norilsk residents in 1940s.

Norilsk social development

Historically, the Company and the city of Norilsk developed as a single entity.

Prior to 2002, housing and many social facilities in the city were federal property, but they were recorded on the books of the Company, which was responsible for their maintenance.

Although housing and utilities sector management was modified and social facilities were transferred to the local authorities, the Company and its subsidiaries continue to make voluntary donations supporting the social infrastructure of the city. We do major repairs of housing, renovate social facilities (kindergartens, primary schools, children's library, city hospital, etc.). The Company is committed to preventing deterioration of the social infrastructure, despite inadequate state funding, as in such a harsh environment good maintenance is preferable to expensive restoration. In 2005, the Company together with the City Administration continued improving the Norilsk housing sector management system, ensuring efficient and transparent spending on housing and social facilities maintenance. Within the framework of agreements with the City Administration, we repaired gyms in Norilsk schools, supported City Administration social programmes, including those aimed at stability during housing and utilities sector reform.

In 2005, the Company's spending on Norilsk social infrastructure maintenance was about RUR 2 billion.

Philanthropy

We actively support the local population in our operating locations. Support is provided in cooperation with the regional and local authorities and non-governmental organisations.

The areas for charity activities and target recipients are set out in the Social and Economic Development Vision to 2015.

Charity activities are carried out on a consistent basis within a charity programme framework that charts events to meet the needs and wishes of stakeholders. In 2005, the Company spent RUR 220.85 million implementing target charity programmes in the areas where it operates.

We primarily focus our charity activities on a number of programmes designed to help children and young people, who represent more than half the Norilsk population.

Our charity activities also include significant financial aid to pensioners, veterans, invalids, individuals with low income, children from large families, orphans and other socially vulnerable groups.

A special focus is the development of the Taimyr Region. The Company has a long tradition of helping the indigenous population of the Taimyr (Dolgano-Nenetsk) Autonomous District.



Interview with
Sergei Sizonenko

Head of public organization, United Youth

Sergei is 30, he was born in Taimyr, in Karaul settlement located in the Ust-Eniseiski region. He is a sportsman with a black belt in tae kwan do. Locals elected Sergei as deputy to the regional Duma. Through his work Sergei knows a lot about the corporate assistance provided by OJSC MMC Norilsk Nickel in Taimyr and Ust-Eniseisk district, the area he represents in the regional Duma.

Cooperation between the Company's Polar Division and TAD Administration through various local development programmes goes back a long way. In 2000, an initiative called Norilsk Plant in Taimyr was launched. Employees of the plant and local health officials sailed the route Dudinka – Kureika – Dixon – Dudinka and visited all the settlements along the banks of the River Enisei. They provided health centresand schools with various equipment and materials. Also, Norilsk medical workers provided professional assistance whenever necessary. Specialists of the plant assessed village living conditions, the social environment and lifestyles of the population of Taimyr. The data gathered during the trip was used to develop an ongoing programme of support for settlements of the region.

Since 2001, the Polar Division's business units have been sponsoring activities in villages and in consultation with the corresponding TAD departments. The Polar Division allocates RUR 20 million every year to the Taimyr Aid programme – a large sum for peninsula locals. The Company endeavours to pay attention to every aspect of locals' lives.

To give an example, take the assistance provided to the Ust-Eniseiski district in 2005 alone. Nadezhdinski Metals Factory helped to equip public buildings in Karaul settlement with modern fire-fighting equipment. The Talnakhskoye Mine Group supplied Vorontsovo settlement with a large quantity of electric appliances, equipment and materials. The Nickel Plant provided timber to settlement administrations in Nosok and Ust-Port for various repairs. And as part of the WWII Victory Day celebration, the plant made several monuments carrying the names of locals who died in the war. A sponsor company bought a sports playground for children in Karaul settlement. The Company provides assistance for teaching children traditional crafts, an initiative launched in Ust-Eniseiski district. Also, in four local villages stereo FM transmitters are being installed that will significantly improve the quality of the broadcast signal. The Company also helps other districts of Taimyr and Dudinka City.

The Company's participation and input in organizing traditional celebrations of indigenous peoples of the Far North deserves a separate mention. As a local, I know perfectly well how important these feast days are for the village people, like the day of the reindeer-breeder or the day of the fisherman. Fishing and reindeer-breeding are the culture-preserving, key trades of the indigenous people of the North. Without reindeer or fish, these tribes and peoples will simply cease to exist.

Many guests visit the villages on feastdays and holidays, including of course representatives of the Company and TAD. Many villagers put on traditional dress. We put on exhibitions of local crafts, and musicians and singers, both local and guests, come to entertain the public. There are sporting events, such as jumping over sledges, tug-of-war, wrestling and hop-step-and-jump. Various contests are organized, for example, the best national costume or the best national dish. But the culmination of the celebration is the race of sledges driven by reindeer. Both men and women participate in the reindeer races that are always organized in the same place, at Nosok, on the bank of the River Enisei. Many teams take part, and several hundred reindeer all take off at once, at the signal. All the sledges stand in line before they start. It is quite a sight. When they get to the finish line, drivers are greeted by hundreds of people, and the sight of hundreds of deer running towards hundreds of people is truly breathtaking.

After the deer race, the winners of other contests and competitions get their prizes. Our sponsors present the prizes and say a few words. I am sure that if it had not been for Norilsk Nickel, the celebrations would not have been half as good or on such a grand scale

Also, Norilsk Nickel does a lot for the youth of the Taimyr region.

In 2005, the Company helped to create 100 jobs for young people in the summer. It and a local youth organisation got together to repair a gym at Dudinka. Also, the Polar Division included Dudinka schools in its schools assistance programme. Annually, the Company buys presents for school graduates and 1st grader's kits on Knowledge Day (September 1st, the first day of term). To cut a long story short, Norilsk Nickel's assistance is felt everywhere. In one way or another, it touches the lives of pretty much every resident of the region. The Company and Taimyr are closely connected, and I'm confident that these ties will continue to grow stronger.

Children and the younger generation

We are committed to providing comprehensive support to the younger generation and sponsor an educational programme in Norilsk and Dudinka giving young people a contemporary and rounded education, which in turn can be used as a basis for growing qualified specialists for the Company.

The programme involves close contact between the Company's sponsoring enterprises and schools and kindergartens. It is designed to create and improve conditions for an efficient teaching process, children's development and practical activities. We sponsor schools in many areas. However, currently the focus is gradually shifting from maintenance of physical infrastructure (financing repairs and equipment purchases) to allocation of funds for purchasing modern textbooks, computer and office equipment, development games and sports equipment.

In 2005, the Company provided assistance to 34 preschool institutions and 74 educational institutions (schools, lycees, vocational training schools), as well as to higher education institutions, children's arts centres and clubs.

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In 2005, the Company continued publishing a series of gift books about its business for young schoolchildren. A new book called The Tail of the Magic Keys of Taimyr added to the two already published – The Tale of the Northern Lights and The Tale of the Magic Metal, or Nickelka Becomes a Manager with a print run of 5,000 copies. The gifts were given to the young citizens of Norilsk and other areas, where the Company operates, on Knowledge Day, the first day of school term.

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Career guidance for school students is an essential component of the sponsorship framework. This activity is performed on a regular basis with direct involvement of our employees. We organise meetings with work teams and make arrangements for excursions to our plants. Company employees visit schools on a regular basis and talk to children about their work.

In the summer, the Company implements a special career guidance programme for students, the School Labour Teams (SLT) programme. Under the programme, we provide jobs for high school students. The students get a chance to obtain basic skills and to become part of a working team. At the same time, counsellors (young specialists of the Company) acquire management and counselling skills required for future work. In summer 2005, the Company organised SLTs for 950 high school students aged between 14 and 18. SLT participants were primarily involved in cleaning and sprucing up city streets and yards, the Company's territories and they worked in archives and laboratories. Work was not the only objective of this programme. Children also participated in a variety of sports, cultural and leisure events (photo and drawing contests, various games, art and sport competitions, etc.)

The Company helps the Norilsk Cadet Corps that provides high quality comprehensive education for children from Norilsk, the Taimyr Autonomous District and the Krasnoyarsk Region.

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In October 2005, we conducted the Company's first opinion poll among Norilsk high school students, school and kindergarten teachers and parents of young children.

The main aim of the poll was to assess the level of respondents' awareness of the Company's sponsorship and charity work overall.

The results showed that over 90% of respondents knew that the Company sponsors the city educational institutions. Over half of them viewed the Company's activities as positive.

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Socially vulnerable groups

In addition to the government social security system, Norilsk Nickel assists certain socially vulnerable groups in society.

To make our social support more efficient, we prioritized socially vulnerable groups to see who needs social assistance first. Support is provided primarily through non-governmental organisations representing the interests of relevant social groups to ensure that the Company's money will reach those who need it most.
The Company takes special care of World War Two and Afghan war veterans. Currently, around 1,000 war veterans live in the area of Norilsk and Taimyr Autonomous District. We work together with the Society of the Great Patriotic War Veterans and the Union of Afghan War and Local Conflicts Veterans. The veterans receive free vouchers to our health resorts; on Victory Day they receive traditional food hampers and financial donations. We also pay for installing telephone connections in their apartments.

The Company considers it its duty to care for ex-inmates of Norillag. Every year, the Company helps the public organisation Protection of Victims of Illegal Political Reprisals to organise events on Memorial Day.

For a number of years, we have been running a special programme, Social Support of Invalids and Disability Prevention, in Norilsk. The city divisions of the Russian Society of Disabled People, the Russian Society of the Blind and the Russian Society of the Deaf have more than 1,000 members. The Company provides financial aid to those societies to cover utility bills and rent, and to improve equipment, purchase specialised vehicles and other equipment for disabled people.

The Company is committed to creating a beneficial environment for education and to the care of orphans, disabled children and children from low-income families.

We sponsor the Norilsk Orphanage and the Victoria Counselling Centre for Children and Teenagers with Limited Capabilities and other specialized children's institutions. Apart from addressing such institutions' everyday needs (equipment purchases, transportation, repairs), the Company actively promotes orphaned and disabled children's cultural development through donating books, toys and play sets and inviting disadvantaged children to all events organized for Company employees' children. On New Year's Eve, the Orphanage kids receive presents from the Company, as do the employees' children.

We provide support to our retired employees: almost 10,000 low-income bracket pensioners receive financial aid from the Company annually. The Company also covers a part of single pensioners' housing and utilities expenses.

Aid Programme for Far North indigenous communities

- The Taimyr (Dolgano-Nenets) Autonomous District (TAD) is one of Russia's most northerly territories. In April 2005, a referendum was held on the unification of Taimyr, Evenkia and the Krasnoyarsk regions into one constituent region of the Russian Federation. From 1 January 2007, the Krasnoyarsk Region will be a single constituent of the Russian Federation, comprising the Taimyr (Dolgano-Nenets) and Evenkia Autonomous Districts as municipal districts with special status. The legislature and executive authorities of this new constituent region will be formed in 2007.
- The capital of TAD is Dudinka. The district has 22 villages; in winter they can be reached mainly by air or by winter roads, in summer some of the villages are accessible by water transport.
- Apart from the population of Norilsk, the TAD's population was 39,400 as of 1 January 2004 (according to TAD Administration data), with the majority (27,600 people) living in the capital.
- Indigenous people account for 24% of the TAD's population. Currently, Taimyr has 8,873 indigenous natives, made up of five different ethnic groups, including the Dolgan (4,855), Nenets (2,954), Nganasan (678), Evenk (239) and Enets (130). Most indigenous people live in closely-knit groups in the villages or in families/communities in the tundra (in fishing, hunting or camping grounds). The traditional livelihoods of the Taimyr people were deer herding, hunting and fishing. Women sewed and decorated clothing, while the men carved deer horn and fossil ivory and decorated knife handles with geometric tin incrusting. Now the Dolgan, Nganasan, Nenets, Evenk and Enets peoples are joined together under the Ethnic Natives Association formed to improve relations with the surrounding world, while preserving their independence and traditional way of life. The traditional form of self-government, the Elders' Council, still exists and consists of representatives from all the native peoples from all areas of the Taimyr Peninsula.

As the Company's major operational facilities are located on the Taimyr Peninsula with an indigenous population, the Company is committed to providing comprehensive support to these communities. The Company recognises their right to preserve their traditional way of life and takes into account their hopes and expectations of good living conditions in a modern society.

MMC Norilsk Nickel has a long tradition of assisting development in the Taimyr (Dolgano-Nenets) Autonomous District and of supporting the indigenous communities. The Company provides sponsorship assistance to 22 TAD settlements and villages, supports health care facilities and assists 24 schools and 18 kindergartens in the District; it also organises events aimed at preserving identity, reviving the cultural traditions of northern indigenous peoples and preserving specific natural features of the Taimyr.

Our sponsorship of villages and settlements is provided on a systematic basis. The Company's enterprises agree their sponsorship plans with the heads of villages, districts and with the Administration of TAD.

Corporate sponsorship targets vital issues for each village: primarily improving the living standards of deer herders, fishermen and hunters of Taimyr. Sponsors buy materials and equipment required to repair boiler houses, build water towers and help with construction and repair of social infrastructure. Assistance to health care, educational and cultural institutions and developing their infrastructure are the main areas of sponsorship.

We are committed to improving education for indigenous children and assist schools and nurseries in buying equipment and training materials. Currently, many village schools have computers, disco party lights and karaoke. Taimyr's children are involved in the Road to Tomorrow creative work contest run by the Company since 2000. We have a tradition of giving presents to children in Taimyr villages at New Year's, to first-class students on their first day at school and to high-school graduates.

The TAD local authorities and its indigenous population greatly appreciate the Company's assistance. Numerous thank-you letters received by the Company demonstrate their gratitude.

We run a number of large-scale charity projects aimed at preserving the native cultures and the natural habitat of Taimyr.

Support is primarily provided through the District Administration to ensure that funds reach their intended recipients; that enables us to allocate charity funds to solve the most complicated problems which can not be resolved with government funds.

The Company supports unique cultural centres – the Museum of Nature and Ethnology in Khatanga and the Taimyr folklore ensemble. In 2005, we supported the City Cultural Centre in Dudinki. Together with the Educational Department of the District Administration we fund traditional folk arts centres for children in the Ust-Eniseyevsk District.

We have always helped to organise celebrations of the main holidays in the Taimyr Peninsula, deer herders' and fishermen's days, buying presents for the best deer herders and fishermen, such as tents, radios, kitchenware and other essential items.

The Company fosters cooperation with and provides support to the Putoranski State Nature Reserve and the Taimyr State Nature Reserve and supports organisations to protect the flora and fauna of the Taimyr Peninsula.



V ACHIEVEMENT OF 2005 GOALS

2005 goals	Degree of completion + done - not done +/- in process	Implementation (list of activities, quantitative indicators)	Assurance[1]
Corporate responsibility system development			
Ensure phased-in preparation of annual Social Reports covering all the Group's entities and social policy aspects	+	In 2005, we issued the Company's first ever Social Report for 2003-2004 on the social aspects of its activities in the key production unit, the Polar Division. The 2005 Social Report, in addition to the Polar Division, covers social aspects of the Group's activities in its main production units located in Norilsk (OJSC NTEC, CJSC Alykel, OJSC Taimyr Air Company).	☐
Set up the Company's Corporate Responsibility Committee to coordinate CR activities, including social reporting and stakeholder engagement	+	As part of transition to a new management model launched in 2005, the Company entrusted its HR Department with coordinating work in the area of social reporting and social responsibility.	☐
Develop and approve the Company's Corporate Responsibility Code	+	MMC Norilsk Nickel was involved in the development of the Russian Business Social Charter and joined it in 2005 with other founding members. This document represents a code of fundamental principles of responsible business practices, social dialogue with shareholders and investors, authorities, employees and civil institutions. The Company uses this document as a guideline in its activities.	☐

1 For an explanation of symbols, please see the Assurance Statement on page 85.

Institutional development of interaction with stakeholders			
Develop and launch a comprehensive programme of interaction with stakeholders, including:			
Setting up new in-house communication channels	+	We have set up the Group's Corporate Social & Labour Council.	☐
		We have established a Corporate Forum, a new tool for direct communications between employees and managers of the Group entities located in the Norilsk and Taimyr Autonomous District.	☐
Closer cooperation with local and regional authorities on the key socio-economic issues in operation locations	+	The Company entered into agreements with municipal / regional authorities, which form the basis for our cooperation on the key issues of socio-economic development of both the Company's operating areas and entities in the framework of appropriate institutions (work groups, commissions, etc.).	☐
Regular participation in the Russian Government's trilateral commission on social and labour relations to ensure joint action by the government, employees and employers on the country's socio-economic policies	+	Representatives of the Company fully participate as members in the Russian trilateral commission on social and labour relations (RTC) of the Russian Federation Government.	☐
		The Company's managers contribute their expertise to the RTC task groups dealing with social and labour law improvement, OHS and industrial and environmental security issues. Specifically, in 2005 we put forward a number of proposals, including to allow the people working in northern areas to keep the basic portion of their post-retirement benefits when they leave the Far North, to improve the mandatory social insurance system, etc.	
Regular meetings with shareholders, investment community and other stakeholders to disclose data on the corporate social responsibility of the Company and to consider their opinions	+	Representatives of MMC Norilsk Nickel took part in 14 international and nationwide conferences and investors' meetings. The Company has a special subdivision for continuous communications with shareholders and investors. Our corporate responsibility policies are extensively covered in the mass media; the Company's Social Report is available on our website and visitors give their feedback.	☐

Personnel development

Ensure availability of highly qualified personnel in line with the Company's business needs: Implementing professional development programmes covering over 40% of employees	+	As regards the Group enterprises consolidated within the Report, 43.1% of their staff (or 23.4 thousand people) completed training courses under professional development programmes.	☐
Recruitment and induction of young employees covering over 2% of employees	+	The same Group enterprises hired 1,125 young people under 30, equal to 2.1% of their staff.	☐
Implement employee professional qualification standards and a comprehensive distance learning system	+	We designed professional competence standards for staff in our economic planning and HR functions. We developed a corporate distance learning system, and its first stage has already been implemented.	☐

Health, safety and recuperation

Adopt a Target OHS improvement programme for the period of 2005-2010	+	In January 2005, the Company adopted the Targeted OHS improvement programme for 2005-2010.	☐
Ensure improved health protection and healthcare to reduce both sick days ratio and losses of work time through implementing, among others, a preventive healthcare programme covering at least 30% of employees[2]	+	The sick day ratio fell further in 2005 to 6.5 days per employee compared with 6.7 days in 2004. Recuperation and health resort treatment programmes cover over 35% of employees.	☐

2 Across the Norilsk-based Company business units

Boosting staff motivation

Negotiate with employees' representatives an increase in the salary rates and minimum salary and ensure that decisions are carried out	+	Within the framework of the Company's Collective Agreement Committee, employer and employee representatives discussed and adopted decisions to change the Collective Agreement, namely raising wage rates and salaries.	☐
Implement targeted programmes aimed at raising employees' work efficiency to win salary increases	+	In 2005, the Company completed a targeted programme to identify and eliminate inefficient jobs. It was designed to foster higher labour productivity and, accordingly, higher remuneration of employees in those business units where it was implemented.	☐
		As a result, 869 inefficient jobs were abolished. The average salary of the Company's workers grew from RUR 30,200 in 2004 to RUR 33,800 in 2005.	☐

Corporate culture development

Carry out general corporate events aimed at boosting corporate culture	+	In 2005, OJSC MMC Norilsk Nickel continued its tradition of celebrating two key corporate events: Company Day and New Year. In 2005 there were extensive festivities in honour of the 70th anniversary of Norilsk mining and metallurgical works in the Norilsk industrial area. 100,000 citizens of Norilsk and guests took part in these corporate events.	☐

Social adaptation and local development programmes

Work out and implement targeted social programmes ensuring social stability in labour collectives and operating areas in 2005-2006 during the transition to the industry-based management model of the Company	+	When establishing OJSC NTEC, we implemented a number of social programmes with a view to mitigating the social effects of the transition to an industry-based management model.	□
		191 employees participated in these programs.	□
Ensure that at least 1,200 employees are covered by social adaptation programs	+	The Company pursues a whole range of social adaptation programmes for its employees in the context of the current restructuring.	□
		In 2005, social adaptation programmes covered 1,427 employees of the Company.	□
Allocate at least RUR 200 million to charity assistance for organizations and local communities in the Company's operating areas	+	The Company runs targeted programmes of charity assistance for organizations and local communities in its operating areas.	□
		Funds allocated in 2005 for the development of our operating areas amounted to RUR 2 billion, including RUR 221 million of charity assistance provided under special programmes that we run on a regular basis.	□



VI 2006 GOALS

Social reporting system development

- Continue with the process of preparing annual social reports.
- Issue social reports simultaneously with MMC Norilsk Nickel's annual reports.
- Further develop the system to communicate social reports to stakeholders.

Institutional development of interaction with stakeholders

- Enter into an agreement governing social & labour relations at the entities of the Norilsk Nickel Group and defining basic standards for employer-employee relations across the Group enterprises in Norilsk and Dudinka.
- Convene a corporate forum of the Group enterprises located in Norilsk and TAD.
- Coordinate efforts with the municipal and regional authorities for the social development of our operating areas.
- Coordinate efforts with federal authorities to improve social & labour relations through public organisations representing employers' interests.

Personnel development

- Provide industry streams with required personnel to meet their production targets and strategic plans.
- Extend the range of job duties of personnel whose professional competencies and skills are governed by corporate standards.
- Develop and put into practice regulations governing staff certification.
- Provide the intercompany professional training system with training & methodological materials and multi-media training courses that satisfy the requirements of professional qualification standards.
- Implement a multi-level long-distance learning system comprising a corporate centre in Moscow and regional centres at the business units.
- Streamline the programme of our cooperation with universities to ensure better selection, professional training and adaptation of students and young professionals hired by the Company.

Health, safety and recuperation

- Seek more efficient employer-employee cooperation tools as regards OHS improvements.
- Implement the staff recuperation and health resort treatment programmes to the level defined in the Collective Agreement and additionally provide greater access to these programmes for staff who work in harsh conditions (List No. 1).

Boosting staff motivation

- Make further improvements in personnel motivation and adapt methods to the new conditions post-transition to the industry-based management model.

Corporate culture development

- Organize corporate sport, cultural and other events to strengthen corporate solidarity and foster both spiritual and physical development of our employees.

Social programmes and local development

- Put in place a corporate institution to boost implementation of our social programmes.
- Follow through on the special social programmes aimed at socially efficient transition to the industry-based management model and covering at least 1,300 employees.
- Give assistance to local authorities in the operating areas for upgrading and repairs for no less than 45 social infrastructure assets.

PRICEWATERHOUSECOOPERS

ASSURANCE REPORT

on the OJSC «MMC Norilsk Nickel» Social Reporting

1 January 2005 – 31 December 2005

To the Management Board
of OJSC "MMC Norilsk Nickel":

We have performed evidence-gathering procedures on the management and reporting processes for social reporting for the period beginning January 1, 2005 and ending December 31, 2005. We have also performed evidence-gathering procedures on the data and information within the Human Resources (HR) and Social Programmes covered in the OJSC "MMC Norilsk Nickel" Social Report 2005 (the "Report").

OJSC "MMC Norilsk Nickel" (the "Company") management is responsible for the Report and for the development and maintenance of the internal reporting processes and data. Our responsibility is to report on the internal reporting processes, data and information for social reporting based on our evidence-gathering procedures in accordance with International Framework for Assurance Engagements and ISAE 3000 Assurance Engagements other than Audits or Reviews of Historical Information approved December 2003 by the International Auditing and Assurance Standards Board (IAASB).

The scope of our evidence-gathering procedures was to:

• Test the effectiveness of the internal reporting systems and processes designed to plan, collect and consolidate HR and Social Programmes data and information from the Polar Division of OJSC MMC Norilsk Nickel, which comprises the Company's key production facilities, and also from other primary entities of the Company located on the Taimyr Peninsula: OJSC Norilsk-Taimyr Energy Company, CJSC Alykel and OJSC Taimyr Air Company, and the Main office (Moscow);

• Observe on a sample basis the status of implementation of HR and Social Programmes;

• Perform, on a sample basis, certain procedures on the HR and Social Programmes data and information covered in the Report based on the reporting principles summarized in the section Scope of the Report (subsection Social Reporting Principles) in this Report, which defines the scope of reporting and inherent limitations on reporting, accuracy and completeness of the HR and Social Programmes data and information; and

• Perform certain procedures on the textual claims and data in the Achievement of 2005 Goals table, pages 77-81.

Our evidence-gathering procedures included:

• Visiting the Main office in Moscow and several Company entities located on the Taimyr Peninsula;

• Interviewing the leaders and personnel of the Main office and several Company entities located on the Taimyr Peninsula, responsible for implementing HR policy and Social Programmes, and others responsible for collecting and consolidating relevant data and information for reporting in the locations where our visits took place, as well as with selected stakeholders' representatives;

• Reading and performing tests on the relevant documentation on a sample basis, including company policies, management and reporting structures, documentation and systems in place to collect, analyze and aggregate reported HR and Social Programmes data and information;

• Performing tests on a sample basis of evidence supporting selected HR and Social Programmes data and information used in the Report;

• Performing tests on claims made against the progress to 2005 goals (on pages 77-81); and

• Evaluating the consistency and accuracy of the overall picture presented in the Report by reviewing the consistency of the information presented in it, based on the reporting principles summarized in the section "Scope of the Report" (subsection "Social Reporting Principles").

We planned and performed our evidence-gathering procedures to obtain a basis for our conclusions in accordance to the International Standard on Assurance Engagements (ISAE) 3000 "Assurance Engagements other than Audits or Reviews of Historical Information", approved December 2003 by the IAASB. Due to the fact that the Report contains mainly non-financial data and information on Social, Human Resources and other topics related to sustainable development, we have not performed an audit and accordingly we do not express an opinion according to International Standards on Auditing (ISA) which are applicable to the assurance of historical financial information.

Our statement should be read in conjunction with the section "Scope of the Report" which defines the scope of the reporting, the inherent limitations of accuracy and completeness for the social reporting.

Based on our evidence-gathering procedures we conclude that:

• The systems, processes and controls designed to plan, collect and consolidate HR and Social Programmes' data are based on the Company's officially approved procedures and documents, and are functioning as designed;

• Nothing has come to our attention that causes us to believe that the HR and Social Programmes are not planned and implemented in accordance with Company policies;

• Nothing has come to our attention that causes us to believe that the HR and Social Programmes data and information in the Report are not presented fairly, based on the reporting principles summarized in the section "Scope of the Report" (subsection "Social Reporting Principles"); and

• In the "Achievement of 2005 Goals" table on pages 77-81:

  • □ The progress reported on goals marked with this symbol are supported by underlying evidence

  • □ Nothing has come to our attention that causes us to believe that the progress reported on goals marked with this symbol are not presented fairly.

Moscow, May 24, 2006

PricewaterhouseCoopers AG
Zurich

Dr. Thomas Scheiwiller, sc nat.

PricewaterhouseCoopers Russia BV
Moscow

Mark Thompson

Annex 1
KEY PERFORMANCE INDICATORS

1.1. Primary financial and production indicators for the Group

Group Financial Indicators (in millions of USD)

	2005	2004	2003
Metals sales revenue	7,169	6,591	5,196
Gross profit on metals sales	4,148	3,653	2,326
Profit before tax	3,037	2,498	1,338
Net profit	2,272	1,857	861
Retained earnings	10,298	9,541	7,457
Cash and cash equivalents	978	1,346	781
Capital *investment*	751	635	446
Assets	14,705	13,632	11,253
Liabilities	3,387	2,989	2,706
Shareholder equity and reserves	11,318	10,643	8,547

Group Production Indicators (in millions of tons or as noted)

	2005	2004	2003
Production volume:			
nickel	243	243	239
copper	452	447	451
gold (in thousands of ounces)	1,227	1,220	968
palladium (in thousands of ounces)	3,133	104%*	103%*
platinum (in thousands of ounces)	751		

* A percentage compared with the previous year. Prior to 2005, any information about platinum-group metals production volumes and reserves was classified.

1.2. Group's tax payments in the Russian Federation

	2005*	2004**	2003
Tax payments – total (in millions of RUR)	50,732	55,801	44,451
including:			
• Federal budget	25,273	26,116	24,195
• Krasnoyarsk Region consolidated budget	20,779	23,624	16,551
• Norilsk City budget	7,009	9,877	7,859
• TAD consolidated budget	1,344	2,333	1,799
Tax payments as portion of budgets' tax revenue (percentage):			
• Russian Federation consolidated budget	0.67	1.20	1.19
• Federal budget	0.49	0.95	1.01
• Krasnoyarsk Region consolidated budget	37.3	41.8	45.9
• Norilsk City budget	68.4	73.3	94.5
• TAO consolidated budget	34.3	76.9	78.5

* expected figures

** confirmed actual data

1.3. Social indicators of the Company*

Payroll staff and salaries

	2005 consolidated data for the entities included in the Report	2005	2004	2003
Average payroll staff (thousand people)	54.3	48.7	56.1	59.3
Average salary (in thousands of RUR)	32.9	33.8	30.2	27.6
Staff turnover (percentage)	7.3	7.2	6.3	5.1

Personnel training

	2005 consolidated data for the entities included in the Report	2005	2004	2003
Completed training – total (thousand people)	23.4 (43.1%)	20.9 (42.9%)	24.0 (42.8%)	25.4 (42.8%)
including:				
• managers and specialists	8.9 (73%)[1]	7.8 (74%)[1]	7.3 (70%)[1]	7.2 (69%)[1]
• workers	14.5 (34%)[1]	13.1 (33%)[1]	16.7 (38%)[1]	18.2 (37%)[1]
of which:				
• completed training and re-training	3.0	2.9	3.5	4.0
• received second (combined) professional qualification	1.8	1.5	2.2	2.0
• raised qualification	9.7	8.1	11.0	12.2
including:				
• at the Personnel Training Centre	13.2	12.7	13.2	14.4
• on-site in workplace	8.3	7.1	9.9	10.2
• in Russian and foreign educational institutions and centres	1.8	1.1	0.9	0.8
Training volume (thousand man-hours)	2,850.6	2,691.4	3,859.8	4,428.6
including as hours on one trained employee	122	128	161	174
Professional training expenses (in millions of RUR)	119.9	103.9	104.9	82.3
including per trained employee (in RUR)	5,131	4,933	4,377	3,239

Social adaptation programmes

	2005 consolidated data for the entities included in the Report	2005	2004	2003
Programme expenses (in millions of RUR)	635.6	605.8	678.4	645.5
Participants per programme (number of people):				
• Mothers' Rights (as at year-end)	360	360	737	1,112
• Six Pensions (as at year-end)	181	181	422	718
• Lifelong Professional Pension (as at year-end)	1,349	1,349	1,326	1,252
• Additional Corporate Pension (year total)	523	479	587	332
• Lump Sum Retiremenet Payment (year total)	935	788	951	567
• Additional Pension Payment (year total)	75	75	–	–

Charity programmes spending

	2005 consolidated data for the entities included in the Report	2005	2004	2003
Programme spending (in millions of RUR)	220.85	202.15	181.7	226.0

* 2003-2005 data relate to the Polar Division; consolidated data for 2005 cover the Polar Division and the Company's subsidiaries included within the Report: OJSC Norilsk Taimyr Energy Company, CJSC Alykel and OJSC Taimyr Air Company.

1 Percentage of total number

1.4. Company Health and Safety Indicators

OHS efficiency

	2005 consolidated data for the entities included in the Report	2005	2004	2003
Injured in accidents (number of people per 1,000 employees)	2.3	2.4	2.6	2.7
Fatal injuries	6	6	5	12
Serious injuries	15	14	27	28
Occupational diseases	38	34	37	34
Lost work days (in man-days)	5,634	5,349	6,472	6,731
For reference:				
Injuries from accidents per 1,000 employees:				
• total for Russia[1]	x	x	3.4	3.9
• including industry[2]	x	x	3.9	4.6

Expenses on employee OHS and recuperation

	2005 consolidated data for the entities included in the Report	2005	2004	2003
OHS expenses (in millions of RUR)	2,318	2,295	2,674	1,268
including per employees (in thousands of RUR)	43.0	47.0	47.7	21.4
Expenses on health resort and recuperation (in millions of RUR)	345.1	315.5	305.8	326.6
including per employees (in thousands of RUR)	6.4	6.5	5.5	5.5

OHS training for specialists and managers

	2005 consolidated data for the entities included in the Report	2005	2004	2003
Employees who completed training (number of people)	2,901	2,345	2,089	1,441
including:				
• managers	1,559	1,405	1,771	1,364
• specialists, OHS dept. workers and members of OHS joint committees	975	940	318	77

1 Official data for 2005 is not available

2 Official data for 2005 is not available; for 2004 an estimate is provided

Annex 2
GRI CONTENT INDEX

№	GRI Guidelines Section/Indicator Description	Report Section	Pages
1.	**Vision and Strategy**		
1.1.	Statement of the organisation's vision and strategy regarding its contribution to sustainable development	Letter from General Director	6
		2. Sustainable Development Strategies and Policies	23-27
1.2.	Statement from the CEO describing key elements of the report	Letter from General Director	7
2.	**Profile**		
2.1.	Name of the reporting organisation	About Norilsk Nickel Company	9
2.2.	Major products and services, including brands if appropriate	About Norilsk Nickel Company	9-10
2.3.	Operational structure of the organization	About Norilsk Nickel Company	11
2.4.	Description of major divisions, operating companies, subsidiaries and joint ventures	About Norilsk Nickel Company	11-15
2.5.	Countries in which the organization's operations are located	About Norilsk Nickel Company	11
2.6.	Nature of ownership; legal form	About Norilsk Nickel Company	11
2.8.	Scale of the reporting organization	About Norilsk Nickel Company	11-13
2.9.	List of stakeholders, key attributes of each and the relationship to the reporting organization	1. Social Responsibility Policy 1.2. Interaction with Stakeholders	18-21
	Report Scope		
2.10.	Contact person(s) for the report, including e-mail addresses and websites	Contact Information	98
2.11.	Reporting period (e.g., fiscal/calendar year) for the information provided	Scope of the Report	4
2.13.	Boundaries of the report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations on the scope	Scope of the Report	4
	Report Profile		
2.20.	Policies and internal practices to enhance and provide assurance about the accuracy, completeness and reliability that can be placed on the sustainability report	Scope of the Report	5
2.21.	Policy and current practice with regard to providing independent assurance for the full report	Scope of the Report	5
2.22.	Means by which report users can obtain additional information and reports about economic, environmental and social aspects of the organisation's activities, including facility-specific information (if available)	2. Sustainable Development Strategies and Policies	
		2.6. Communications Policy	27
		Contact Information	98

№	GRI Guidelines Section/Indicator Description	Report Section	Pages
3.	**Governance Structure and Management Systems**		
	Structure and governance		
3.1.	Governance structure of the organization, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organization	3. Governance Structure and Management Systems	29-31
3.2.	Percentage of the board of directors that are independent, non-executive directors	3. Governance Structure and Management Systems	29
3.5	Relation between size of payments to managers and reaching organization's financial and non-financial targets	4. Social Policy in Action 4.1. Personnel Motivation	35
3.6.	Organizational structure and key individuals responsible for oversight, implementation and audit of economic, environmental, social and related policies	3. Governance Structure and Management Systems	31
3.7.	Mission and values statements, internally developed codes of conduct or principles and policies relevant to economic, environmental and social performance and the status of implementation	Letter from General Director	6
		1. Social Responsibility Policy 1.1. Social Mission of MMC Norilsk Nickel	17
		2. Sustainable Development Strategies and Policies 2.1. Production Development Strategy	23
		2.2. Social Policy	24
		2.3. Industrial and Labour Safety	24
		2.4. Environmental Policy	25
	Stakeholder engagements		
3.10.	Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group	1. Social Responsibility Policy 1.2. Interaction with Stakeholders	17-21
3.11.	Type of information generated by stakeholder consultations	1. Social Responsibility Policy 1.2. Interaction with Stakeholders	17-21
3.12.	Use of information resulting from stakeholder engagements	Letter from General Director	7
		1. Social Responsibility Policy 1.2. Interaction with Stakeholders	18-21
	Overarching policies and management systems		
3.14.	Externally developed, voluntary economic, environmental and social charters, sets of principles or other initiatives to which the organization subscribes or which it endorses	1. Social Responsibility Policy 1.2. Interaction with Stakeholders	17-21
3.15.	Principal memberships in industry and business associations and national/international advocacy organizations	1. Social Responsibility Policy 1.2. Interaction with Stakeholders	20-21
3.19.	Programmes and procedures pertaining to economic, environmental and social performance	2. Sustainable Development Strategies and Policies	23-27
		4. Social Policy in Action	34
3.20	Status of certification pertaining to economic, environmental and social management	Letter from General Director	7
		2. Sustainable Development Strategies and Policies 2.5. Quality Management Policy	27
		3. Governance Structure and Management Systems	29
4.	**GRI Content Index**		
4.1.	A table identifying location of each element of the GRI Report Content by section and indicator	Annex 2. GRI Content Index	89-92

№	GRI Guidelines Section/Indicator Description	Report Section	Pages
5.	**Key Performance Indicators**		
	Economic Performance Indicators		
EC1	Sales	About Norilsk Nickel Company Annex 1 Key Performance Indicators	10, 13 86
EC5	Total payroll and benefits (including wages, pension, other benefits and redundancy payments) broken down by country or region	4. Social Policy in Action 4.1. Personnel Motivation 4.5. Socially Responsible Restructuring Annex 1 Key Performance Indicators	35-44 66-67 87
EC7	Increase/decrease in retained earnings at end of period	Annex 1 Key Performance Indicators	87
EC8	Total sum of taxes of all types paid broken down by country	About Norilsk Nickel Company Annex 1 Key Performance Indicators	10 86
EC10	Donations to community, civil society and other groups broken down in terms of cash and in-kind donations per type of group	4. Social Policy in Action 4.6. Local Development Annex 1 Key Performance Indicators	69 87
	Environmental Performance Indicators		
EN17	Renewable resource initiatives and effective resource management	2. Sustainable Development Strategies and Policies 2.4. Environmental Policy	25-27
	Social Performance Indicators		
LA1	Breakdown of workforce by region/country, status (employee/non-employee), employment type (full time/part time) and by employment contract (fixed term/indefinite). Also, workforce retained in conjunction with other employers segmented by region/country	About Norilsk Nickel Company	13
LA2	Net employment creation and average turnover segmented by region/country	About Norilsk Nickel Company Annex 1 Key Performance Indicators	13 87
LA3	Percentage of employees represented by independent trade union organizations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country	1. Social Responsibility Policy 1.2. Interaction with Stakeholders	18
LA4	Policy and procedures involving information, consultation and negotiation with employees over changes in the reporting organization's operations (e.g., restructuring)	1. Social Responsibility Policy 1.2. Interaction with Stakeholders 4. Social Policy in Action 4.5. Socially Responsible Restructuring	18-19 64-67
LA5	Practices on recording and notification of occupational accidents and diseases. How they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases	4. Social Policy in Action 4.3. Health, Safety and Recuperation	56-57

№	GRI Guidelines Section/Indicator Description	Report Section	Pages
LA6	Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees	1. Social Responsibility Policy 1.2. Interaction with Stakeholders 4. Social Policy in Action 4.3. Health, Safety and Recuperation	 18 57
LA7	Standard injury, lost day and absentee rates and number of work-related fatalities (including subcontracted workers)	Annex 1 Key Performance Indicators	88
LA9	Average hours of training per year per employee by category of employee (e.g., senior management, middle management, professional, technical, administrative, production and maintenance)	Annex 1 Key Performance Indicators	87
LA12	Employee benefits beyond those legally mandated (e.g., contributions to health care, education, disability, maternity and retirement)	4. Social Policy in Action 4.5. Socially Responsible Restructuring Annex 1 Key Performance Indicators	60 66-67 87
LA16	Description of programmes to support the continued employability of employees and to manage career endings	4. Social Policy in Action 4.5. Socially Responsible Restructuring	 64-67
LA17	Specific policies and programmes for skills management or for lifelong learning	4. Social Policy in Action 4.2. Personnel Development	 44-55
HR12	Description of policies, guidelines and procedures to address the needs of indigenous people	4. Social Policy in Action 4.6. Local Development	70-71 74-75
SO1	Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/programmes to address this issue, including monitoring issues and results of monitoring	4. Social Policy in Action 4.5. Socially Responsible Restructuring 4.6. Local Development	 64-65 72
SO4	Awards received relevant to social, ethical and environmental performance	About Norilsk Nickel Company	15
PR8	Description of policy, procedures/management systems and compliance mechanisms related to customer satisfaction, including results of surveys measuring customer satisfaction	1. Social Responsibility Policy 1.2. Interaction with Stakeholders 4. Social Policy in Action	 19 34
MM3	Describe instances of investment in public infrastructure and its maintenance, as well as describe impacts of this investment	4. Social Policy in Action 4.6. Local Development	 68
MM11	Describe procedures of local communities' engagement in economic development planning	1. Social Responsibility Policy 1.2. Interaction with Stakeholders 2. Sustainable Development Strategies and Policies 2.1. Production Development Stategy 4. Social Policy in Action 4.6. Local Development	 20 23 69
MM22	Number of new cases of occupational diseases. Describe programmes to prevent occupational diseases	4. Social Policy in Action 4.3. Health, Safety and Recuperation Annex 1 Key Performance Indicators	 57-60 88

Annex 3
INTERNATIONAL STANDARDS/PRINCIPLES INDEX

Report Section	OECD Guidelines for Multinational Enterprises	International Council on Mining and Metals (ICMM) Sustainable Development Principles	ILO Conventions (the Russian Federation's compliance with ILO Conventions and Convention 169)
Scope of the Report	III.1. Enterprises should ensure that timely, reliable and relevant information is disclosed regarding their activities, structure, financial situation and performance. This information should be disclosed for the enterprise as a whole and, where appropriate, along business lines or geographic areas. Disclosure policies of enterprises should be tailored to the nature, size and location of the enterprise, with due regard taken of costs, business confidentiality and other competitive concerns. III.2. Enterprises should apply high quality standards for disclosure, accounting and audit. Enterprises also encouraged to apply high quality standards for non-financial information including environmental and social reporting where they exist. The standards under which both financial and non-financial information are completed and published.	10b. Provide information that is timely, accurate and relevant.	
Letter from General Director	*II.1. Contribute* to economic, social and environmental progress with a view to achieving sustainable development.	2. Integrate sustainable development considerations within the corporate decision-making process.	
About Norilsk Nickel Company	III.3. Enterprises should disclose basic information showing their name, location and structure; the name, address and telephone number of the parent enterprise and its main affiliates, its percentage ownership, direct and indirect in these affiliates, including shareholdings between them.		

Report Section	OECD Guidelines for Multinational Enterprises	International Council on Mining and Metals (ICMM) Sustainable Development Principles	ILO Conventions (the Russian Federation's compliance with ILO Conventions and Convention 169)
3. Governance Structure and Management Systems	I.6 Support and uphold good corporate governance principles and develop and apply good corporate governance practices. III.4.g) Enterprises should also disclose material information on corporate governance structures and policies.	1. Implement and maintain ethical business practices and sound systems of corporate governance. 5a. Implement a management system focused on continual improvement of all aspects of operations that could have a significant impact on the health and safety of our own employees, those of contractors and the communities where we operate. 6b. Implement an environmental management system focused on continual improvement to review, prevent or mitigate adverse environmental impacts.	
4. Social Policy in Action	IV.4.a) Observe standards of employment and industrial relations not less favourable than those observed by comparable employers in the host country.		
4.1. Personnel Motivation		3a. Ensure fair remuneration and work conditions for all employees and do not use forced, compulsory or child labour.	Convention 52 – Concerning Annual Holidays with Pay (provision for annual holidays with a position of employment and average pay to be retained) Convention 95 – Concerning Protection of Wages (wages shall be paid regularly at intervals of no longer than every two weeks and workers shall be informed at the time of each payment of the particulars of their wages for the pay period concerned) Convention 100 – Concerning Equal Remuneration for Men and Women Workers for Work of Equal Value (compliance with the principle of equal remuneration for men and women for work of equal value when establishing or changing rates of wages and other conditions of compensation).

Report Section	OECD Guidelines for Multinational Enterprises	International Council on Mining and Metals (ICMM) Sustainable Development Principles	ILO Conventions (the Russian Federation's compliance with ILO Conventions and Convention 169)
4.2. Personnel Development	II.4. Encourage human capital formation, in particular, by creating employment opportunities and facilitating training opportunities for employees. II.8. Promote employee awareness of, and compliance with, company policies through appropriate dissemination of these policies, including through training programmes. IV.5. To the greatest extent practicable, employ local personnel and provide training with a view to improving skill levels, in co-operation with employee representatives and, where appropriate, relevant governmental authorities.	2e. Provide sustainable development training to ensure adequate competency at all levels among our own employees and those of contractors. 5c. Provide all employees with health and safety training and require employees of contractors to have undergone such training.	Convention 138 – Concerning Minimum Age for Admission to Employment (the minimum age for admission to employment shall not be less than 15 years)
4.3. Health, Safety and Recuperation	IV.4. b) Take adequate steps to ensure occupational health and safety in their operations.	5. Seek continual improvement of our health and safety performance.	Convention 14 – Weekly Rest in Industrial Undertakings (staff shall enjoy in every period of seven days a period of rest comprising at least 42 consecutive hours) Convention 45 – Concerning Employment of Women on Underground Work in Mines of all Kinds (no female, whatever her age, shall be employed on underground work at any time, except for females who do not perform manual work and females employed in health and welfare services) Convention 47 – Concerning Reduction of Hours of Work to Forty a Week (standard working hours shall not exceed 40 hours a week)

Report Section	OECD Guidelines for Multinational Enterprises	International Council on Mining and Metals (ICMM) Sustainable Development Principles	ILO Conventions (the Russian Federation's compliance with ILO Conventions and Convention 169)
4.3. Health, Safety and Recuperation (continued)			Convention 119 – Concerning Guarding of Machinery (compliance with statutory health and safety standards and rules; establishing and maintaining such environmental conditions as not to endanger workers employed on machinery) Convention 120 – Concerning Hygiene in Commerce and Offices (compliance with general health and safety principles of employment of office workers) Convention 124 – Concerning Medical Examination of Young Workers for Fitness for Employment Underground in Mines (medical examinations shall be carried out upon employment and at regular intervals, at least, once a year) Convention 148 – Concerning Protection of Workers against Occupational Hazards in the Working Environment Due to Air Pollution, Noise and Vibration (measures shall be taken to prevent and limit occupational risks due to air pollution, noise and vibration) Convention 155 – Concerning Occupational Safety and Health and the Working Environment (to ensure that workplaces, equipment, machinery, substances and agents are safe; to supply adequate protective clothing and equipment and to take measures when emergencies and industrial accidents arise)

Report Section	OECD Guidelines for Multinational Enterprises	International Council on Mining and Metals (ICMM) Sustainable Development Principles	ILO Conventions (the Russian Federation's compliance with ILO Conventions and Convention 169)
4.3. Health, Safety and Recuperation (continued)			Convention 161 – Concerning Occupational Health Services (it's health and safety department that shall perform prescribed functions, such as surveillance of the factors in the working environment that may adversely affect workers' health; surveillance of workers' health in relation to work; training and education in the field of occupational health; analysis of occupational accidents and occupational diseases)
4.4. Corporate Culture	III.5.a) Enterprises are encouraged to communicate information on value or business conduct policies.		
4.5. Socially Responsible Restructuring			Convention 103 – Concerning Maternity Protection (pre-natal and confinement cash benefits shall be provided by means of compulsory social insurance; interruptions of work for the purpose of nursing shall be counted as working hours and paid at the rate of average earnings)
4.6. Local Development	II.3. Encourage local capacity building through close co-operation with the local community, including business interests, as well as developing the enterprises activities in domestic and foreign markets.	3f. Respect the culture and heritage of local communities, including indigenous peoples. 9. Contribute to the social, economic and institutional development of the communities in which we operate. 9d. Encourage partnerships with governments and non-governmental organizations to ensure that programmes (such as community health, education, local business development) are well designed and effectively delivered.	Convention 169 – Concerning Indigenous and Tribal Peoples in Independent Countries (promoting the full realisation of the social, economic and cultural rights of these peoples with respect for their social and cultural identity, their customs and traditions)

Report Section	OECD Guidelines for Multinational Enterprises	International Council on Mining and Metals (ICMM) Sustainable Development Principles	ILO Conventions (the Russian Federation's compliance with ILO Conventions and Convention 169)
4.6. Local Development (continued)		9e) Enhance social and economic development by seeking opportunities to address poverty.	
6. 2006 Goals	III.4.b) Enterprises should also disclose material information on company objectives		
Annex 1. Key Performance Indicators	III.4. a) Enterprises should also disclose material information on financial and operating results of the company.		

Contact Details

Open Joint Stock Company
Mining and Metals Company Norilsk Nickel

125993, Moscow, Russia,
Voznesensky pereulok 22,
Usadba Tsentr

Tel.: +7 495 787 7667
Fax: +7 495 755 6731
E-mail: social_report@nornik.ru

Corporate Web-site:
www.norilsknickel.ru

Corporate Web-site for children:
www.nickelca.ru

For any further questions related to the Social Report please contact:

Human Resources Department
tel./fax +7 495 797 8631

Corporate Compensation Policy
and Social Programs Department
tel./fax +7 495 755 6731

Investor Relations Department
tel. +7 495 786 8320
fax +7 495 797 8613

Design, layout, prepress and printing by Arbor Publishing Group. 2006

Feedback:
Your Opinion is important for us

You have read the Social Report of OJSC MMC Norilsk Nickel for 2005.
Your opinion regarding this report is important for the Company, and we would appreciate it if you could help us improve the quality of the Company's reporting by answering the questions below.

Please send the filled-in form by fax: +7 495 755 6731 or by mail:
125993, Moscow, Russia, Voznesensky Pereulok 22, Usadba Tsentr,
OJSC MMK Norilsk Nickel, marked SOCIAL REPORT 2005.
You may also send this form to the following e-mail address: social_report@nornik.ru.

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If the answer is 'yes', could you please specify

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2. How would you rate the Company's Social Report in terms of:

confidence in the data and information presented in the Report	5 ☐	4 ☐	3 ☐	2 ☐
easiness of information search	5 ☐	4 ☐	3 ☐	2 ☐
design and structure of the Report	5 ☐	4 ☐	3 ☐	2 ☐
the style of presentation	5 ☐	4 ☐	3 ☐	2 ☐

(5 – «excellent», 4 – «good», 3 – «satisfactory», 2 – «unsatisfactory»)

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4. Could you please mention one fact/event/program which stuck in your memory after your reading of the Report?

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5. What sort of additional information would you like to see in the next Report of OJSC MMC Norilsk Nickel?

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7. Your relation to the Company:

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THANKS A LOT!



